LAW OFFICES OF LOUIS E. TAUBMAN, P.C.
                           17 State Street, Suite 1610
                            New York, New York 10004
                       (212) 732-7184 Fax: (212) 202-6380
                            E-mail: lou@louistlaw.com



                                 August 10, 2006


U.S.  Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attn:    Karl Hiller, Branch Chief
         Lilly Dang, Staff Accountant

         Re:      Edgewater Foods International, Inc.
                  Form SB-2/A Filed July 20, 2006 File No. 333-135796; Form 10-KSB/A for Fiscal Year Ended August 31, 2005 Filed July 17, 2006; Form 10-QSB/A for Fiscal Quarter Ended February 28, 2006 Filed July 17, 2006 File No. 333-106955


Dear Mr. Hiller:

         This letter is provided in response to your letter dated August 2, 2006, regarding the above-referenced periodic reports and registration statement for our client, Edgewater Foods International, Inc. (the "Company"). Responses are set forth below the items noted by the staff in your letter. Please note that for the convenience of the reader the words "we", "us", "our" and similar terms used in the responses below refer to our client, Edgewater Foods and not our law firm.

         As per your suggestion, we are filing this response and all of the filings at issue, in draft form and as correspondence. Once you are satisfied with our responses, we will re-file everything in final form.


1. Please revise the accounting and disclosures in your registration statement to the extent necessary to comply with all applicable comments written on your annual and interim reports. Similarly, any revisions to your annual report should be taken into account when revising your subsequent interim reports to ensure that information is presented in your filings in a consistent manner. Note that in addition to your interim report on Form 10-QSB for the quarter ending February 28, 2006, you will need to amend your Form 10-QSB for the quarter ended November 30, 2005. Please contact us regarding these revisions prior to submitting your response to this comment letter.

         Response:         We have revised the documents accordingly.
         ---------


2. Please confirm whether all the zero amounts in the table are correct. Expand footnote (2) as appropriate to discuss Mr. Michael Boswell's compensation.

         Response:         We have revised the documents accordingly.
         ---------


3. We note your disclosure referencing use of the term "non-GAAP financial measure," although you have not specified the particular measure to which you refer. If you are using such term to refer to the estimated market values of your tenures, please remove this labeling from your measure since the term "non GAAP financial measure" is not ordinarily associated with discussion of market values. Otherwise, disclose the information required under Item 10(h) of Regulation S-B.

         Response:          We have revised the documents accordingly.
         ---------

4. Please add an explanatory note to the forepart of each of your periodic reports to disclose reasons for your amendment.

         Response:          We have revised the documents accordingly.
         ---------


5. We note that you revised the cover of your filing in response to prior comment 2. However, the wording of the question posed in the disclosure provision requires that you check the No box instead of the Yes box if you are required to file reports pursuant to Section 13 or 15d of the Exchange Act.

         Response:  We have revised the documents accordingly.
         ---------

6. We note your response to prior comment 4 indicating that you are working with BME + Partners to revise their audit and remove their qualified audit opinion on your financial statements as of August 31, 2004 and for the year then ended. Until such time, you have removed their audit report and labeled the 2004 columns of your financial statements as "unaudited." Please also label the row "Balance at August 31, 2004" in your Statement of Stockholders' Equity as "unaudited."

         Additionally, please revise your Statement of Stockholders' Equity to fix the following typographical and footing errors that we noted:

(a) It appears that the $10 amount related to common stock issued for services should be zero in the APIC column and $10 in the Total column, based on your response to prior comment 14 and disclosure in your Note 12.

(b) It appears that the $860 amount related to common stock issued in connection with recapitalization should be zero in the Total column, based on your response to prior comment 6 and disclosure in your Note 1 that you received zero net assets in the reverse merger.

(c) The forgiveness of shareholder debt amount of $3,153,848, as referenced in your response to prior comment 12 and disclosure in your Note 8, is not correctly reflected in the APIC and Total columns.

         Please ensure that after all corrections, your August 31, 2005 ending equity balance foots to the right total.

         Response:  We have revised the documents accordingly.
         ---------

7. Please label to indicate that your pro forma balance sheet is expressed in U.S. Dollars, based on your response to prior comment 18.

         Response:  We have revised the documents accordingly.
         ---------

8. Please revise your pro forma consolidated income statement to reflect presentation of your pro forma operation results for the 2004 fiscal year and 2005 interim period of nine months for both Island Scallops and Heritage in accordance with Regulation S-X, Rule 11-02, Instruction 7(c)(2) and (3). Additionally, please ensure that all amounts are in appropriate columns, as we noted several instances of amounts appearing in the Adjustments column when they should be in the Pro Forma column.

         Alternatively, since you recognized zero net assets in the reverse merger, as disclosed in your notes to the pro forma financial statements, you may wish to consider the provision set froth in Rule 11-02(b)(1) of Regulation S-X, which may provide an accommodation if a pro forma income statement would not be meaningful, where the effect could be aptly described in narrative form. Please contact us in the course of compiling your response if you believe this would be appropriate under the circumstances.

         Response: Per the guidance set forth in Rule 11-02(b)(1) of Regulation S-X and as a suggested alternative, we will revise our Pro Forma Combining Financial Statements in our Form 8-K/A2 (filed on July 17,
         2006) with an explanation that outlines why a pro forma income statement would not be meaningful. As such, paragraph six of our Unaudited Notes to Pro Forma Combining Financial Statements will be revised as follows:

         "Since the net assets assumed by Edgewater Foods International in the reverse merger were $0, the pro forma combining income statement would not be meaningful and simply presented the pro forma income statement of Edgewater. As such and per the provision set forth in Rule 11-02(b)(1) of Regulation S-X, the unaudited pro forma combining financial information are not presented for illustrative purposes."


Please  be  advised  that  in  connection  with  the  foregoing  responses,   we
acknowledge on behalf of our client, Edgewater Foods International, Inc., that:

o        Edgewater  is  responsible   for  the  adequacy  and  accuracy  of  the
         disclosures in the filings;

o Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

o Edgewater may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.


                                                      Very truly yours,

                                                   /s/ Louis E. Taubman
                                                   --------------------
                                                       Louis E. Taubman

cc.      Robert Saunders, CEO Edgewater Foods International, Inc.

As filed with the Securities and Exchange Commission on August 8, 2006


                                                  Registration No. 333-


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2

                          PRE-EFFECTIVE AMENDMENT NO. 2



             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       EDGEWATER FOODS INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

         NEVADA                                                20-3113571
----------------------------    ------------------------    -------------------
(State or other jurisdiction    (Commission File Number)    (IRS Employer
of incorporation)                                           Identification No.)

                    5552 WEST ISLAND HIGHWAY, QUALICUM BEACH
                        BRITISH COLUMBIA, CANADA V9K 2C8
               (Address of principal executive offices (zip code))

                                 (250) 757-9811
              (Registrant's telephone number, including area code)

                                 ROBERT SAUNDERS
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

                    5552 West Island Highway, Qualicum Beach
                        British Columbia, Canada V9K 2C8
            (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If this form is filed to register securities for an offering to be made on a continuous or delayed basis, check the following box: [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ __ ]

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ __ ]

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ __ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ __ ]

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
TITLE OF EACH CLASS OF    AMOUNT TO BE           PROPOSED MAXIMUM        PROPOSED MAXIMUM       AMOUNT OF
SECURITIES TO BE          REGISTERED             OFFERING PRICE PER      AGGREGATE OFFERING     REGISTRATION FEE
REGISTERED                                       UNIT (1)                PRICE (1)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

Common Stock underlying   9,465,599 (2) (3)      $1.40                   $13,251,838.60         $1,417.95
the Preferred Stock
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Common Stock Underlying   21,440,020             $1.40                   $30,016,028.00         $3,211.71
the Warrants
------------------------- ---------------------- ----------------------- ---------------------- ----------------------




------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Common Stock Underlying   2,868,803              $1.40                   $4,016,324.20          $429.75
the Placement
Consultant Warrants
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Common Stock              647,860  (3)           $1.40                   $907,004.00            $97.05
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Total                     34,422,282                                                            $5,156.46
------------------------- ---------------------- ----------------------- ---------------------- ----------------------




(1) Estimated solely for the purpose of computing the registration fee in accordance with Rule 457(c) of the Securities Act of 1933 based upon the average of the bid and asked price of the Registrant's common stock as quoted on the Over-the-Counter Bulletin Board of $1.40 on August 4, 2006.

(2) This number represents 120% of the aggregate number of shares of common stock necessary to effect the conversion of all of our Series A Preferred Stock currently outstanding.

(3) An indeterminate number of additional shares of common stock shall be issuable pursuant to Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions and in such an event the number of shares registered shall automatically be increased to cover the additional shares in accordance with Rule 416 under the Securities Act.

(4) Includes 22,860 shares issued as dividends to some of our Series A Convertible Preferred shareholders; 400,000 shares issued to a lender as consideration for extending the repayment date of a loan; and 225,000 shares issued to consultants.


Pursuant to Rule 416 of the Act, this registration statement also covers such indeterminate additional shares of common stock as may become issuable as a result of stock splits, stock dividends or other similar events.


THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.


                          COPIES OF COMMUNICATIONS TO:

                             LOUIS E. TAUBMAN, ESQ.
                      LAW OFFICES OF LOUIS E. TAUBMAN, P.C.
                           17 State Street, 16th Floor
                               NEW YORK, NY 10004
                                 (212) 732-7184
                               FAX: (212) 202-6380

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the Securities and Exchange Commission declares the registration statement filed with it effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted. You should rely only on the information contained in this preliminary prospectus. We have not authorized anyone to provide you with information that is different.

                             PRELIMINARY PROSPECTUS

                   SUBJECT TO COMPLETION, DATED JULY 14, 2006

                       EDGEWATER FOODS INTERNATIONAL, INC.

                        34,422,282 SHARES OF COMMON STOCK

         The 34,422,282 shares of common stock, $.001 par value, being offered by the selling shareholders listed on page 11. The shares of our common stock covered by this prospectus include:

          o 400,000 shares of common stock to The Bridge Financing Group (doing business as "World Wide Mortgage Corporation") on January 31, 2006 as consideration of their agreement to extend the due date for repayment of our $1,500,00 bridge loan with them;

          o 225,000 shares of common stock issued to the following parties pursuant to consulting agreements with us, in consideration for services provided to us: 100,000 shares issued to Aurelius Consulting Group, Inc. in October 2005; 100,000 shares issued to Gallatin Consulting, Inc. on June 27, 2005; 12,500 shares issued to Christian Galatti on October 21, 2005 and November 11, 2005; and 12,500 shares issued to Gary Shemano on October 21, 1005 and November 11, 2005;

          o 21,440,020 shares of common stock issuable upon exercise of 21,440,020 warrants to purchase shares of our common stock to investors in our 2006 private financings;

          o 9,465,599 shares of common stock issuable upon conversion of the Series A Convertible Preferred Stock granted to investors in our 2006 private financings; this number represents 120% of the aggregate number of shares of common stock necessary to convert the currently outstanding 7,887,999 shares of our Series A Preferred Stock, which is required by the transaction documents of our April 12, 2006, May 30, 2006, June 30, 2006 and July 11,
               2006 private financings;

          o    2,868,803  shares of common stock issuable upon exercise of three
               (3) placement consultant warrants to purchase shares of our common stock granted to the placement consultant in our April 12, 2006, May 30, 2006, June 30, 2006 and July 11, 2006 private financings;

          o 22,860 shares of common stock issuable pursuant to dividends that were issued in July 2006 and pursuant to dividends that may be paid in the future to our Series A Preferred Shareholders.

         This offering is not being underwritten.

         The prices at which the selling shareholders may sell their shares will be determined by the prevailing market price for the shares or in privately negotiated transactions. Information regarding the selling shareholders and the times and manner in which they may offer and sell the shares under this prospectus is provided under the "Selling Shareholders" and "Plan of Distribution" sections in this prospectus. Edgewater will not receive any of the proceeds from the sale of the shares under this prospectus.

         Our common stock is listed on the Over the Counter Bulletin Board, also called the OTCBB, under the trading symbol "EDWT." On August 4, 2006, the closing bid for our common stock as reported on the OTCBB was $1.40 per share. As of August 4, 2006, Edgewater had the following amount of shares issued and outstanding:

          o    20,983,260 shares of Common Stock; and,
          o    7,887,999 shares of Series A Preferred Stock

                         THIS INVESTMENT INVOLVES RISK.
                     SEE "RISK FACTORS"BEGINNING ON PAGE 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities or determined that this prospectus is complete or accurate. Any representation to the contrary is a criminal offense.
                   ------------------------------------------

                         The date of this Prospectus is
                   ------------------------------------------

                                TABLE OF CONTENTS


                                                                            Page


Corporate Information......................................................  vi

Prospectus Summary.........................................................  1

Risk Factors...............................................................  4

Cautionary Statement Regarding Forward Looking Statements..................  10

Use Of Proceeds............................................................  10

Selling Shareholders.......................................................  10

Plan of Distribution.......................................................  14

Business...................................................................  16

Description of Property....................................................  23

Management.................................................................  27

Executive Compensation.....................................................  31

Security Ownership of Certain Beneficial Owners and Management.............  37

Certain Relationships And Related Transactions.............................  39

Description Of Securities..................................................  40

Market for Common Equity and Related Shareholder Matters...................  45

Management's Discussion and Analysis or Plan of Operations.................  46

Changes in and Disagreements with Accountants on Accounting and
Financial Disclosure.......................................................  56

Legal Proceedings..........................................................  56

Experts....................................................................  56

Legal Matters..............................................................  56

Financial Statements....................................................... F-1

                              CORPORATE INFORMATION

Our corporate offices are located at 5552 West Island Highway, Qualicum Beach British Columbia, Canada, V9K 2C8. Our telephone number is (250) 757-9811.

                               PROSPECTUS SUMMARY

The following is a summary that highlights what we believe to be the most important information regarding Edgewater and the securities being offered herein. Because it is a summary, however, it may not contain all of the information that is important to you. To understand our business and this offering fully, you should read this entire prospectus and our financial statements and related notes carefully. Unless the context requires otherwise, "we," "us," "our" and similar terms refer to Edgewater.

                                   THE COMPANY

We are the parent company of Island Scallops Ltd., a Vancouver Island aquaculture company. Island Scallops was established in 1989 and for over 15 years has successfully operated a scallop farming and marine hatchery business. Island Scallops is dedicated to the farming, processing and marketing of high quality, high value marine species: scallops and sablefish. Scallop farming is relatively new to North America and Island Scallops is the only producer of both live-farmed Pacific scallops and live sablefish (or blackcod). Given Island Scallops' unique hatchery technology and extensive research and development, we believe that there is no significant competition for the farming of these marine species in our geographic area. Island Scallops is committed to rapidly expanding production and profits while continuing to finance the aggressive growth of the company and maintaining a healthy respect for the marine environment.

                               RECENT DEVELOPMENTS

Business

         We commenced harvesting our year-class 2004 sea scallops in February 2006. We refer to the year-class of scallops based on when the scallops were spawned. Generally, the harvest occurs approximately 22 to 24 months after spawning of the scallops. The 2004 year-class scallop harvest started approximately one month sooner than we originally anticipated. The early start to the harvest was attributed to improved scallop growth rates as a result of selective breeding and use of proprietary farming techniques. The benefits of five years of selective breeding are starting to show benefits with the 2004 year-class, displaying a higher weight to shell ratio. We anticipated harvesting approximately 2 million scallops between February and October 2006, however, the results of our experimentation with ear hanging scallops as opposed to keeping them in nets during the final portion of their growth cycle were disappointing and resulted in greater mortality than expected, as well as sporadic growth. In the future, we anticipate using a combination of ear-hanging and lantern net methods.

         The 2005 year-class scallops are currently maturing in our tenured growing sites and joint venture locations. We are currently preparing our farm sites for the transfer of these scallops to their final stage large grow-out nets. This transfer will be completed during the summer of 2006 and we anticipate commencing harvesting up to approximately 4 million 2005 year-class scallops during April of 2007. The 2006 year-class scallop spawning season commenced in March of 2006 and was completed in April 2006. The scallop brood-stock conditioning for this spawning began in mid-December 2005. We expect to begin harvesting these 2006 year-class scallops during the Spring of 2008, however, we could begin harvesting portions of the class sooner if mortality (at various points of the growth cycle) are significantly better than our current projections or if growth rates are substantially higher. We anticipate that of the over 350 million larvae that were spawned, at least 10 million scallops could reach full maturity and thus be harvested. The use of DNA based family analysis started in 2005 will continue through 2006, with the goal of breeding high meat yield scallops.

         In October 2005, we installed twenty new longlines at our Hindoo Creek scallop farm in Baynes Sound (1). Each longline is 108 yds (324 feet) long and submerged at approximately 25 ft depth. In July 2006, we received approval for an additional 23 longlines. The October and July additions bring the tenure up to its management plan of 67. At harvest, each new longline has the capacity to hold 90,000 scallops in final stage grow-out nets, thereby increasing the production of the farm to 6 million scallops. Additionally, the Deep Bay tenure has been expanded to 32 longlines, which has the capacity to hold 2.8 million at harvest.

         After an analysis of our production results to date, we decided to transition production to a combination of our ear-hanging method and the use of "lantern style" nets (for our grow-out nets), the later of which will allow for approximately 90,000 scallops per line (vs. 100,000 "ear-hung). The costs of "lantern style" are similar to that of "ear-hanging" ($.08 per scallop in net vs. $.075 per ear hung scallop): labor costs for the lantern method are less because there is less handling of the scallops, however, capital costs are more since we will need to purchase boats capable of handling additional weight per line caused by use of nets vs. ear hanging. In conjunction with the transfer of our 2005 scallop class from small mesh nets to the final stage lantern nets, we also will begin moving the 2006 crop from the pond sites (at our hatchery) to small mesh nets on our farms; it is estimated that these animals will be ready for harvest in the Spring of 2008.


SERIES A PREFERRED STOCK AND WARRANT FINANCINGS

         On April 12, 2006 we completed a private equity financing of $1,062,000 with 2 accredited investors. Net proceeds from the offering, were approximately $952,040. We issued 1,888,000 shares of our Series A Preferred Stock, par value $0.001 per share and stated value of $0.75 per share, at a purchase price of $0.5625 per share and each investor also received one of each of the following warrants: (i) Series A Warrant, (ii) Series B Warrant, (iii) Series C Warrant,
(iv) Series D Warrant, (v) Series J Warrant, (vi) Series E Warrant, (vii) Series F Warrant, (viii) Series G Warrant, and (ix) Series H Warrant, each to purchase a number of shares of Common Stock equal to 50% of the number of shares of Series A Preferred Stock purchased, except for the Series J Warrants, which entitled the investor to purchase a number of shares of our common stock equal to 100% of the number of shares of Series A Preferred Stock purchased. We issued a total of 9,440,000 Warrants. Each of the Warrants has a term of five (5) years, except for the Series J Warrants, which have a term of one (1) year. Each share of the Series A Preferred Stock is convertible into one fully paid and nonassessable share of our common stock.

         In connection with the April 12, 2006 financing, our management agreed not to sell any of our securities owned by them, their affiliates or anyone they have influence over until this registration statement has been effective for six months. World Wide Mortgage, to whom we borrowed the amount of CDN $1,500,000, also entered into a lock up agreement to sell no more than 100,000 shares of our common stock per quarter until the registration statement has been effective for six months.

         In connection with the April 12, 2006 financing, we paid cash compensation to a placement consultant in the amount of $84,960 and issued him 188,800 warrants. Each of the placement consultant's warrants allows him to purchase one share of our Series A Preferred Stock, and one half of each of the Series A-H Warrants and one Series J warrant. Each of the placement consultant's warrants to purchase the securities described above is exercisable at a price of $0.5625 per warrant, for a period of three years.

         On May 30, 2006 we completed another round of private equity financing of $1,500,000 pursuant to a Series A Convertible Preferred Stock Purchase Agreement dated May 30, 2006. The net proceeds from this financing were approximately $1,380,000. We issued 2,000,000 shares of our Series A Preferred Stock, stated value of $0.75 per share, at a purchase price of $0.75 per share and the investor also received one of each of the following warrants: (i) Series A Warrant, (ii) Series B Warrant, (iii) Series C Warrant, and (iv) Series D Warrant, each to purchase a number of shares of Common Stock equal to 50% of the number of shares of Series A Preferred Stock purchased; we issued a total of 4,000,000 Warrants. Each of the Warrants has a term of five (5) years and is identical to the Series A-D Warrants we issued to investors pursuant to the financing we closed on April 12, 2006.

         In connection with the May 30, 2006 financing, we paid cash compensation to a placement consultant in the amount of $120,000 and issued him 200,000 warrants. Each of the placement consultant's warrants allows him to purchase one share of our Series A Preferred Stock, and one-half of each of the Series A-D Warrants. Each of the placement consultant's warrants to purchase the securities described above is exercisable at a price of $1.50 per warrant, for a period of three years.

         On June 30, 2006 and July 11, 2006 we completed two final rounds of private equity financing accepting subscriptions in the aggregate amount of $2,840,000 from 9 institutional and accredited investors pursuant to the May 30, 2006 Series A Convertible Preferred Stock Purchase. On June 30, 2006 and July 11, 2006, we entered into separate Joinder Agreements to each of the Series A Convertible Preferred Stock Purchase Agreement and the Registration Rights Agreement, each dated as of May 30, 2006, with each of the new investors which added such investors as additional parties to the May 30, 2006 financing
documents.   Net  cash  proceeds  from  these  two  rounds  were   approximately
$2,659,000. Pursuant to these two final financings, we issued a total of 3,786,666 shares of our Series A Preferred Stock, stated value of $0.75 per share at a purchase price of $0.75 per share and each investor also received one of each of the following warrants: (i) Series A Warrant, (ii) Series B Warrant,
(iii) Series C Warrant, and (iv) Series D Warrant, each to purchase a number of shares of Common Stock equal to 50% of the number of shares of Series A Preferred Shares purchased (subject to the rounding of factional shares); we issued a total of 7,573,344 Warrants in these two rounds of financing. Each of the Warrants has a term of five (5) years and is identical to the Series A-D Warrants we issued to investors pursuant to the financings we closed on April 12, 2006 and May 30, 2006. Each share of our Series A Preferred Stock is convertible into one fully paid and nonassessable share of our common stock.

         In connection with the June 30, 2006 and July 11, 2006 financings, we paid a total placement consultant fee of $217,000. The placement consultant received $160,000 of his fee in securities (as described below) and $57,000 in cash. As a result, we issued the placement consultant 213,333 shares of our Series A Preferred Stock, and one of each of the A-D Warrants, each to purchase

106,667 shares of our Common Stock. The A-D Warrants issued to the placement consultant are identical to the Series A-D Warrants we issued to the investors as described above.

Pursuant to the April, May, June and July 2006 financings, we received aggregate net proceeds of approximately $4,991,040 and we issued an aggregate of 7,887,999 shares of our Series A Preferred Stock and Warrants to purchase an aggregate of 21,440,020 shares of our common stock.

For  further  information   regarding  the  preferred  stock  and  warrants  see
"Description of Securities - Series A Preferred Stock" and "Description of Securities -Warrants."


         Also in connection with the issuance of the shares of our Series A Preferred Stock and Warrants issued in the April, May, June and July 2006 financings described above, we agreed to file this registration statement with the Securities and Exchange Commission to register for resale the shares of our common stock into which the shares of our Series A Preferred Stock may be converted and the shares of common stock issuable upon the exercise of the warrants. We are required to file this registration statement on or before July 14, 2006. If the registration statement is not declared effective by December 6, 2006, we will be required to pay liquidated damages equal to 1.0% of the amount invested for each calendar month or portion thereof thereafter such date until this registration statement is declared effective. Pursuant to the April 12, 2006 financing, in no event shall the amount of liquidated damages payable at any time and from time to time exceed an aggregate of 24% of the amount of the initial investment in the Series A Preferred Stock pursuant to such financing. Pursuant to the May 30, 2006, June 30, 2006 and July 11, 2006 financings, in no event shall the amount of liquidated damages payable at any time and from time to time exceed an aggregate of 10% of the amount of initial investment in the Series A Preferred Stock pursuant to such rounds of financing. We are required to keep this registration statement continuously effective under the Securities Act until such date as is the earlier of the date when all of the securities covered by this registration statement have been sold or the date on which such securities may be sold without any restriction pursuant to Rule 144.



                                  RISK FACTORS

You should carefully consider the risks described below before making an investment in EDGEWATER. All of these risks may impair our business operations. If any of the following risks actually occurs our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATING TO AQUACULTURE

We are subject to a number of biological and environmental risks.

Our business would be adversely affected if our scallop crop is infected by Perkinsus Quagwadi. Perkinsus affects a variety of scallops. In 1992, mortality due to Perkinsus infection was large and mortality was high, but Island Scallops was able to overcome this disease by breeding the remaining stock. Eight years of successfully breeding hardy individuals resulted in the remaining populations of scallops being Perkinsus-free. Although there is a chance that other diseases may occur, the Island Scallops hybrid scallop has proven resistant to Perkinsus disease for the last ten years.

Paralytic Shellfish Poisoning (PSP or red tide) is another concern when farming scallops. The adductor muscle can be processed for sale to the traditional scallop meat market even when there is a PSP closure. On the other hand, the live animal market is stopped by PSP toxicity. Sewage Contamination (faecal coliform) is also monitored by the Canadian Food Inspection Agency (CFIA) to avoid this problem. These types of contaminants do not threaten the crop, it only causes a temporary displacement to the marketing of the product. Island Scallops' aquaculture is not without total risk; however, the development program over the last decade has reduced the risk of disease and increased the historical grow-out survival rate to 95% over the past six years. Despite these advances, however, an outbreak of PSP, even if it did not affect Island
Scallops' stock, could have a depressive effect on the shellfish market in general, which could then adversely affect our business.

Aquaculture and scallop farming is subject to a variety of general disease risks.

Bacteria are almost always associated with mortalities in the larval stages of growth. Control of disease outbreaks in the hatchery consists of regular inspection, growth rates, color and larvae is checked for proper shape. Proper hygiene practices within the hatchery minimize problems with Bacteria. In general, scallops are harder to handle and transport and care needs to be taken when moving them. Scallops can develop a stress related disease that can be avoided by proper handling conditions such as temperature, moisture rates and time before getting back in the water (maximum time being 24 hours).

Boring sponges and worms can adversely impact our scallop yield.

Boring sponges and worms are organisms that make holes in the scallop's shell, weakening it and requiring the scallop to make repairs. Secreting additional layers of shell material to mend these holes directs energy away from growth and maintenance of the scallop. In cases of severe infestation, the adductor muscle may be reduced in weight by up to 50%, and the meat may be discolored.

Our business would be adversely affected if our scallop crop is infected by flatworm.

Flatworms can be devastating, destroying all seed within 2 weeks. Island Scallops has managed to minimize this problem and keep mortalities down by keeping the seeds in the pond a little longer so it becomes larger, making the time spent in the first net culture less. We then move the seeds to a larger mesh net culture, which causes the flatworms to fall off and no longer pose a problem. This husbandry technique alleviates the problem to a large degree.

Scallops raised in the open ocean are subject to a variety of predators that could adversely impact crop yield.

Starfish are a major predator of scallops, particularly in bottom culture. If the hanging techniques are far enough from the bottom, even during extreme low tides, then this does is not problematic. Since starfish and crabs have a free-swimming larval stage as part of their life cycle, it is possible that these larvae can settle within the "grow-out" nets and settle there and prey on these scallops. However, with proper husbandry techniques these effects can be minimized.

Our business would be adversely affected if a majority of our scallop crop experiences fouling.

Fouling is caused by settlement and growth of several organisms such as macroalgae, bryozoans, barnacles and mussels on the nets. Heavy fouling of culture nets and scallops impedes growth of the scallops. Since most fouling occurs in shallower waters, hanging scallops at deeper depths can reduce fouling. If culture systems are managed properly, fouling is not a problem.

Aquaculture can be subject to a variety of growing conditions that can adversely affect product growth and development.

Certain growing conditions and sea conditions can affect the quality and quantity of scallops produced, decreasing the supply of our products and negatively impacting profitability. Extreme wave actions tend to make scallops seasick. In cases of extreme seasickness, scallops stop feeding and growth is reduced. This may create mortality by weakening the scallops and making them susceptible to other problems and diseases. Currently, the water leases owned by Island Scallops are located in areas where this will prove to be less problematic. Additionally, if other environmental conditions are unfavorable, growing conditions in the ocean can greatly inhibit scallop growth. Generally this risk is mitigated by year-to-year variations in growing conditions. However, we cannot guarantee that we will not be negatively affected, at least in the short term, if we experience poor growing conditions.

Increased mortality rates would adversely impact our business.

In general, increased mortality rates in juveniles are due to improper feeding and hatchery husbandry. Once scallops are introduced to the ocean, increased mortality rates are caused by the above factors as well as fluctuations in salinity and currents. Given the location of Island Scallops' current farming areas, the salinity and currents should not be problematic. Mortality rates can also increase due to overcrowding problems. In cases of extreme overcrowding scallops actually bite each other and their shells become damaged.

If we are unable to expand our tenures, our projected production may be delayed.

To increase our production capacity, we must expand our tenures. However, expanding tenures requires government approval, which can be a timely and costly process. Two of our tenures, Hindoo Creek and Deep Bay, have been approved for expansion. Our Denman tenure must be re-zoned before expansion thereof will be approved and our Bowser bottom lease Management Plan must be reconfigured before expansion of that area is approved. Although we are confident that such approval will be granted after issues raised by local residents and fisherman, such as the use of surface floats for our longlines have been addressed, there is no guarantee that it will be granted. In the future, we will seek expansion of our other tenures, which also may not be granted. If we do not receive expansion approval for our Denman tenure and Bowser bottom lease, it will delay our proposed expansion.

BUSINESS RISKS

We will require additional capital to fund our current business plan.

Our success is dependent on future financings. The aquaculture or marine farming industry is a capital-intensive business, which requires substantial capital expenditures to develop and acquire farms and to improve or expand current production. Further, the farming of marine life and acquisition of additional farms may require substantial amounts of working capital. We project the need for significant capital spending and increased working capital requirements over the next several years. There can be no assurance that we will be able to secure such financing on terms, which are acceptable, if at all. The failure to secure future financing with favorable terms could have a material adverse effect on our business and operations.

We are dependent on certain key existing and future personnel.

Our success will depend, to a large degree, upon the efforts and abilities of our officers and key management employees such as Mr. Saunders, Mr. Bruce Evans and Ms. Patti Greenham and Ms. Leslie Chapman. The loss of the services of one or more of these or other key employees could have a material adverse effect on our operations. We currently maintain key man life insurance on Mr. Saunders for a value of $1,000,000. We also have an employment agreement with Mr. Saunders. We do not maintain key man insurance for, nor do we currently have employment agreements with, any of our other key employees. In addition, as our business plan is implemented, we will need to recruit and retain additional management and key employees in virtually all phases of our operations. Key employees will require a strong background in the marine aquaculture industry. We cannot assure that we will be able to successfully attract and retain key personnel.

The fact that our directors and officers own approximately 49% of our capital stock and 68% of our voting capital stock may decrease your influence on shareholder decisions.

Our executive officers and directors, in the aggregate, beneficially own approximately 49% of our capital stock and 68% of our voting capital stock. As a result, our officers and directors, will have the ability to influence our management and affairs and the outcome of matters submitted to shareholders for approval, including the election and removal of directors, amendments to our bylaws and any merger, consolidation or sale of all or substantially all of our assets.

Our acquisitions and potential future acquisitions involve a number of risks.

Our potential future acquisitions involve risks associated with assimilating these operations into our company; integrating, retaining and motivating key personnel; integrating and managing geographically-dispersed operations integrating the technology and infrastructures of disparate entities; and risks inherent in the husbandry and farming of marine species.

We may have difficulty competing with larger and better-financed companies in our sector.

In general, the aquaculture industry is intensely competitive and highly fragmented. Many of our competitors have greater financial, technical, marketing and public relations resources than we presently have. Our sales may be harmed to the extent we are not able to compete successfully against such seafood producers.

Contamination of our seafood would harm our business.

Because our products are designed for human consumption, our business is subject to certain hazards and liabilities related to food products, such as contamination. A discovery of contamination in any of our products, through tampering or otherwise, could result in a recall of our products. Any such recall would significantly damage our reputation for product quality, which we believe is one of our principal competitive assets, and could seriously harm our business and sales. Although we maintain insurance to protect against such risks, we may not be able to maintain such insurance on acceptable terms and such insurance may not be adequate to cover any resulting liability.

We may experience barriers to conducting business due to potential government regulations.

There are no hatchery/producer competitors in the scallop farming business in British Columbia. The United States will not allow the farming of the species farmed by Island Scallops in their waters, as this species is considered an "exotic". It is unlikely that the Canadian government would decide to regulate this species like the United States does (as the Canadian government developed the technology) however if it does, this would have a material adverse affect on our business.

Our business may be adversely affected price by volatility.

If market prices for Island Scallops' products decrease, we will incur a loss of profits. However, our operational costs will increase because we will have to produce the same quantity to meet the current demand, which will decrease profit margin. This form of price volatility would be detrimental for our business.

Foreign exchange rates risks, political stability risk, and/or the imposition of adverse trade regulations could harm our business.

We conduct some of our business in foreign currencies. Our profitability depends in part on revenues received in United States dollars as a result of sales into the United States. A decline in the value of the United States dollar against the Canadian dollar would adversely affect earnings from sales in the United States. As part of our plans to acquire other businesses we may expand our operations to other countries, operate those businesses in foreign currencies, and export goods from those countries. Thus far, we have not engaged in any financial hedging activities to offset the risk of exchange rate fluctuations. We may in the future, on an as-needed basis, engage in limited financial hedging activities to offset the risk of exchange rate fluctuations. There is a risk that a shift in certain foreign exchange rates or the imposition of unforeseen and adverse political instability and/or trade regulations could adversely impact the costs of these items and the liquidity of our assets, and have an adverse impact on our operating results. In addition, the imposition of unforeseen and adverse trade regulations could have an adverse effect on our exported seafood operations. We expect the volume of international transactions to increase, which may increase our exposure to future exchange rate fluctuations.

RISKS RELATING TO THE OFFERING

There may not be sufficient liquidity in the market for our securities in order for investors to sell their securities.


There is currently only a limited public market for our common stock, which is listed on the Over-the-Counter Bulletin Board, and there can be no assurance that a trading market will develop further or be maintained in the future.
During the month of July 2006, our common stock traded an average of approximately 318 shares per day. As of August 4, 2006, the closing bid price of our common stock was $1.40 per share. As of August 4, 2006, we had approximately 50 shareholders of record not including shares held in street name. In addition, during the past two years our common stock has had a trading range with a low price of $0.51 per share and a high price of $1.95 per share.


The market price of our common stock may be volatile.

The market price of our common stock has been and will likely continue to be highly volatile, as is the stock market in general, and the market for OTC Bulletin Board quoted stocks in particular. Some of the factors that may materially affect the market price of our common stock are beyond our control, such as changes in financial estimates by industry and securities analysts, conditions or trends in the industry in which we operate or sales of our common stock. These factors may materially adversely affect the market price of our common stock, regardless of our performance. In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of our common stock.

The outstanding warrants may adversely affect us in the future and cause dilution to existing shareholders.

There are currently 24,308,823 warrants outstanding. The terms of these warrants expire as early as 2007 and as late as 2011. The exercise price of these warrants range from $0.5625 to $2.25 per share, subject to adjustment in certain circumstances. Exercise of the warrants may cause dilution in the interests of other shareholders as a result of the additional common stock that would be issued upon exercise. In addition, sales of the shares of our common stock issuable upon exercise of the warrants could have a depressive effect on the price of our stock, particularly if there is not a coinciding increase in demand by purchasers of our common stock. Further, the terms on which we may obtain additional financing during the period any of the warrants remain outstanding may be adversely affected by the existence of these warrants as well.

Our common stock may be considered a "penny stock" and may be difficult to sell.

The SEC has adopted regulations which generally define a "penny stock" to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is less than $5.00 per share and, therefore, it may be designated as a "penny stock" according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of investors to sell their shares.


                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING INFORMATION

         Under the Private Securities Litigation Reform Act of 1995, companies are provided with a "safe harbor" for making forward-looking statements about the potential risks and rewards of their strategies. Forward-looking statements often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions.

         Our ability to achieve our goals depends on many known and unknown risks and uncertainties, including changes in general economic and business conditions. These factors could cause our actual performance and results to differ materially from those described or implied in forward-looking statements.

         In addition, these forward-looking statements speak only as of the date of this prospectus. We believe it is in the best interest of our investors to use forward-looking statements in discussing future events. However, we are not required to, and you should not rely on us to, revise or update these statements or any factors that may affect actual results, whether as a result of new information, future events or otherwise.


USE OF PROCEEDS

We have registered these shares because of registration rights granted to the investors in our recent private equity financing and the other selling shareholders. We will not receive any proceeds upon the conversion of the preferred shares into shares of our common stock, however, we received net proceeds of approximately $4,990,000 from the initial sale of the preferred shares and we could receive up to approximately $34350,000, net of fees and expenses, from the exercise of the warrants when and if exercised. The net proceeds from the sale of the Preferred shares and any proceeds received form the exercise of the warrants have been and will be used as set forth in the table below.

The following table represents estimates only. The actual amounts may vary from these estimates.

Use of Funds              Funds Received from Sale of   Funds Received from Sale
                                Preferred Shares         of Preferred Shares and
                                                        Exercise of the Warrants
--------------------------------------------------------------------------------

Working Capital                   $3,540,000                   $34,350,000

Repayment of Bridge Loan          $1,450,000                             -


   Total                          $4,990,000                   $34,350,000

---------------

                              SELLING SHAREHOLDERS

  The following table sets forth certain information concerning the resale of the shares of common stock by the selling shareholders (the "Selling Shareholders"). Unless otherwise described below, to our knowledge, no Selling Shareholder nor any of their affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus. Unless otherwise described below, the Selling Shareholders have confirmed to us that they are not broker-dealers or affiliates of a broker-dealer within the meaning of Rule 405 of the Securities Act, as amended.


         The Selling Shareholders may offer all or some portion of the shares of the common stock or the shares of common stock issuable upon conversion of the Term Notes and/or exercise of the warrants. Accordingly, no estimate can be given as to the amount or percentage of our common stock that will be held by the Selling Shareholders upon termination of sales pursuant to this prospectus.
In addition, the Selling Shareholder identified below may have sold, transferred or disposed of all or a portion of their shares since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act. The amount of shares owned and offered hereby by the Selling Shareholders are calculated assuming a conversion ratio of one share of common stock for each share of Preferred Stock, which conversion price is subject to adjustment under certain circumstances. See
"Description  of  Securities."  Individual  beneficial  ownership of the Selling
Shareholders also includes shares of common stock that a person has the right to acquire within 60 days from August 4, 2006. See "Description of Securities
-Warrants."

         As of August 4, 2006, there were 20,983,260 shares of our common stock outstanding and 7,887,999 shares of our preferred stock outstanding, which are treated on as converted basis for the purposes of computing the percentage of outstanding securities owned by the Selling Shareholders. Unless otherwise indicated, the Selling Shareholders have the sole power to direct the voting and investment over the shares owned by them. We will not receive any proceeds from the resale of the common stock by the Selling Shareholders. We estimate that our costs and expenses of registering the shares listed herein for resale will be approximately $10,000.




                             OWNERSHIP OF COMMON STOCK BY SELLING SHAREHOLDERS
                             -------------------------------------------------

    NAME OF SELLING          NUMBER OF SHARES      NUMBER OF SHARES      NUMBER OF SHARES           PERCENTAGE OF
    STOCKHOLDER              PRIOR TO THE          OFFERED HEREBY        TO BE OWNED AFTER THE      OWNERSHIP AFTER THE
                             OFFERING                                    OFFERING                   OFFERING (1)(2)(3)
    -------------------------------------------------------------------------------------------------------------------

    Vision Opportunity       22,107                20,822,108(4)         20,822,108                        *
    Master Fund, Ltd
    Michael Ross             753                   688,753(5)            688,753                           *
    IRA FBO, Michael P.      0                     200,003(17)           200,003                           *
    Ross, Pershing LLC as
    Custodian
    Nite Capital, LP         0                     1,000,001(6)          1,000,001                         *
    IRA FBO, Richard M.      0                     400,001(7)            400,001                           *
    Ross, Pershing LLC as
    Custodian
    Irene S. Ross 2005 GS    0                     400,001(8)            400,001                           *
    Trust
                                       11


    Lenore Rabin-Koster      0                     200,003 (9)           200,003                           *
    Jack Halpern             0                     800,003 (10)          800,003                           *
    Judith S. Brauner        0                     200,003 (11)          200,003                           *
    Union Bancaire Privee    0                     4,000,001 (12)        4,000,001                         *
    Chi Pai and Shu Ching
     Pai                     0                     3,508,804 (13)        3,508,804                         *
    Bridge Financing Group   800,000               400,000 (14)          400,000                           *
    (doing business as
    "World Wide Mortgage
     Corporation")
    Aurelius Consulting      100,000               100,000 (15)          100,000                           *
    Group, Inc.
    Gallatin Consulting,
     Inc.                    100,000               100,000 (16)          100,000                           *
    Gary Shemano             12,500                12,500                12,500                            *
    Christian Galatti        12,500                12,500                12,500                            *



     * Less than 1% ownership of our common stock following the offering.

(1) All Percentages have been rounded up to the nearest one hundredth of one percent.

(2) Since we do not have the ability to control how many, if any, of their shares each of the selling shareholders listed above will sell, we have assumed that all of the selling shareholders will sell all of the shares offered herein for purposes of determining their percentage of ownership following the offering.

(3) The number of shares offered by this prospectus will vary from time to time based upon several factors including the amount of Preferred Stock the holder intends to convert and the amount of warrants that may be exercised. See "Prospectus Summary - Recent Developments - Financing." Based upon the terms of the both the Preferred Stock and the warrants, holders may not convert the Preferred Stock and/or exercise the warrants, if on any date, such holder would be deemed the beneficial owner of more than 9.99% of the then outstanding shares of our common stock. Additionally, the shares of Preferred Stock are subject to certain anti-dilution provisions, which would be triggered if we were to sell securities at a price below the price at which we sold the Preferred Stock.

(4) The person having voting, dispositive or investment powers over Vision Opportunity Master Fund, Ltd, is Adam Benowitz, Authorized Agent. This amount includes 5,133,333 shares of common stock issuable upon conversion of Vision's Series A Convertible Preferred Stock, 15,666,668 shares of common stock issuable upon exercise of Vision's Warrants Vision received in the April, May, June and July 2006 financings and 22,107 shares of common stock Vision received as dividends on June 30, 2006.

(5) This amount includes 141,333 shares of common stock issuable upon conversion of his Series A Convertible Preferred Stock, 546,668 shares of common stock issuable upon exercise of his Warrants received in the April, May, June and July 2006 financings and 753 shares of common stock he received as dividends on June 30, 2006.
(6) The person having voting, dispositive or investment powers over Nite Capital is Keith Goodman, Authorized Agent. This amount includes 333,333 shares of common stock issuable upon conversion of Nite's Series A Convertible Preferred Stock and 666,668 shares of common stock issuable upon exercise of the warrants Nite received in the April, May, June and July 2006 financings.

(7) This amount includes 133,333 shares of common stock issuable upon conversion of his Series A Convertible Preferred Stock and 266,668 shares of common stock issuable upon exercise of the warrants he received in the April, May, June and July 2006 financings.

(8) This amount includes 133,333 shares of common stock issuable upon conversion of her Series A Convertible Preferred Stock and 266,668 shares of common stock issuable upon exercise of the Warrants she received in the April, May, June and July 2006 financings.

(9) This amount includes 66,667 shares of common stock issuable upon conversion of her Series A Convertible Preferred Stock and 133,336 shares of common stock issuable upon exercise of the warrants she received in the April, May, June and July 2006 financings.

(10) This amount includes 266,667 shares of common stock issuable upon conversion of his Series A Convertible Preferred Stock and 533,336 shares of common stock issuable upon exercise of the warrants he received in the April, May, June and July 2006 financings.

(11) This amount includes 66,667 shares of common stock issuable upon conversion of her Series A Convertible Preferred Stock and 133,336 shares of common stock issuable upon exercise of the warrants he received in the April, May, June and July 2006 financings.

(12) The persons having voting, dispositive or investment powers over Union Bancaire Privee are Olivier Constantin and Franco Rossi, Authorized Agents. This amount includes 1,333,333 shares of common stock issuable upon conversion of Duration's Series A Convertible Preferred Stock and 2,666,668 shares of common stock issuable upon exercise of the warrants it received in the April, May, June and July 2006 financings.

(13) This amount includes 213,333 shares of common stock issuable upon conversion of Chi Pai's Series A Convertible Preferred Stock and 426,668 shares of common stock issuable upon exercise of the warrants he received in the April, May, June and July 2006 financings. Also includes 2,868,803 shares of common stock underlying the placement consultant warrants Chai Pai received in the April, May, June and July 2006 financings.
(14) The person having voting, dispositive or investment powers over The Bridge Financing Group is Randy Howarth, Authorized Agent.

(15) The person having voting, dispositive or investment powers over Aurelius Consulting Group, Inc. is David Gentry, Authorized Agent.

(16) The person having voting, dispositive or investment powers over Gallatin Consulting, Inc. is Thomas Bostic Smith, Authorized Agent.

(17) This Amount includes 66,667 shares of common stock issuable upon conversion of his Series A Convertible Preferred Stock and 133,335 shares of common stock issuable upon exercise of his Warrants received in the April, May June and July 2006 financings.


                              PLAN OF DISTRIBUTION


         We are registering the shares of common stock on behalf of the Selling Shareholders. The selling security holders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock being offered under this prospectus on any stock exchange, market or trading facility on which shares of our common stock are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling security holders may use any one or more of the following methods when disposing of shares:

          o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

          o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

          o purchases by a broker-dealer as principal and resales by the broker-dealer for its account;

          o an exchange distribution in accordance with the rules of the applicable exchange;

          o    privately negotiated transactions;

          o to cover short sales made after the date that the registration statement of which this prospectus is a part is declared effective by the Commission;

          o broker-dealers may agree with the selling security holders to sell a specified number of such shares at a stipulated price per share;

          o    a combination of any of these methods of sale; and

          o    any other method permitted pursuant to applicable law.

         The shares may also be sold under Rule 144 under the Securities Act of 1933, as amended if available, rather than under this prospectus. The selling security holders have the sole and absolute discretion not to accept any purchase offer or make any sale of shares if they deem the purchase price to be unsatisfactory at any particular time.

         The selling security holders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling security holder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

         Broker-dealers engaged by the selling security holders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling security holders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, which commissions as to a particular broker or dealer may be in excess of customary commissions to the extent permitted by applicable law.

         If  sales  of  shares  offered  under  this   prospectus  are  made  to
broker-dealers as principals, we would be required to file a post-effective amendment to the registration statement of which this prospectus is a part. In the post-effective amendment, we would be required to disclose the names of any participating broker-dealers and the compensation arrangements relating to such sales.

         The selling security holders and any broker-dealers or agents that are involved in selling the shares offered under this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. Commissions received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Any broker-dealers or agents that are deemed to be underwriters may not sell shares offered under this prospectus unless and until we set forth the names of the underwriters and the material details of their underwriting arrangements in a supplement to this prospectus or, if required, in a replacement prospectus included in a post-effective amendment to the registration statement of which this prospectus is a part.

         The selling security holders and any other persons participating in the sale or distribution of the shares offered under this prospectus will be subject to applicable provisions of the Exchange Act, and the rules and regulations under that act, including Regulation M. These provisions may restrict activities of, and limit the timing of purchases and sales of any of the shares by, the selling security holders or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and other activities with respect to those securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

         If any of the shares of common stock offered for sale pursuant to this prospectus are transferred other than pursuant to a sale under this prospectus, then subsequent holders could not use this prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders. We offer no assurance as to whether any of the selling security holders will sell all or any portion of the shares offered under this prospectus.

         We have agreed to pay all fees and expenses we incur incident to the registration of the shares being offered under this prospectus. However, each selling security holder and purchaser is responsible for paying any discounts, commissions and similar selling expenses they incur.

         We and the selling security holders have agreed to indemnify one another against certain losses, damages and liabilities arising in connection with this prospectus, including liabilities under the Securities Act.



                                    BUSINESS

OVERVIEW

         We were incorporated under the laws of the State of Nevada on June 12, 2000, with the name Heritage Management Corporation. In August 2005, we entered into a share exchange agreement with Edgewater Foods International, Inc., the parent company of Island Scallops Ltd. an aquaculture company located in Vancouver Island, British Columbia. As a result of the Share Exchange, Edgewater became our wholly owned subsidiary and Edgewater's shareholders became the owners of the majority of our voting stock. Pursuant to the terms of the Share Exchange Agreement, Edgewater's officers and directors have been appointed as our officers and Directors. Additionally, we changed our name from Heritage Management, Inc. to Edgewater Foods International, Inc.

         Our wholly owned subsidiary, Edgewater Foods International Inc., a Nevada Corporation, is the parent company of Island Scallops Ltd., a Vancouver Island aquaculture company. Island Scallops was established in 1989 and for over 17 years has successfully operated a scallop farming and marine hatchery business. Island Scallops is dedicated to the farming, processing and marketing of high quality, high value marine species: scallops and sablefish. Scallop farming is relatively new to North America and Island Scallops is the only producer of both live-farmed Pacific scallops and live sablefish (or blackcod). Given Island Scallops' unique hatchery technology and extensive research and development, we believe that there is currently no significant competition for these marine species. Island Scallops is committed to rapidly expanding production and profits while continuing to finance the aggressive growth of the company and maintaining a healthy respect for the marine environment.

         Edgewater acquired Island Scallops in June 2005 through a tax free share exchange. Island Scallops was established in 1989 to commercialize Canadian government research on scallop aquaculture. Island Scallops' hatchery operations have diversified to produce other species of shellfish such as mussels, clams, geoducks and oysters. Island Scallops has also investigated the culture of halibut, spot prawn, sea urchin and abalone. Island Scallops is the first hatchery to successfully produce sablefish juveniles for commercial grow-out.

         Currently, Island Scallops' primary product is farmed pacific scallops for sale in the west coast of North America. Island Scallops offers a variety of other products and services to the industry including aquaculture equipment, consulting, research and development, and custom processing and marketing.

Internationally, Island Scallops has collaborated with both Japanese and Moroccan fisheries interests.

General Fisheries Market Overview

         The worldwide market for farmed marine species continues to grow. According to a personal communication from the National Marine Fisheries Service, Fisheries Statistics Division, Silver Spring, MD, in British Columbia alone, farming production increased from US$44.56 million in 1988 to US$190.24 million in 1998. Although significant growth occurred in salmon farming and little or no growth occurred in shellfish (oyster) farming, recent problems within the salmon industry are causing some salmon farming interests to turn towards shellfish. Island Scallops can only benefit from this recent trend towards shellfish, as training farmers in correct husbandry would only add another revenue stream.

         The majority of the world's current scallop production comes from three species of scallops: the Japanese scallop, the sea scallop and the king scallop. The Chinese scallop is also selling well, but FDA inspections of China facilities found that the conditions and hygiene were issues as hatcheries were highly polluted. There has also been a fishery boom on the east coast of Canada and the United States with the Digby or sea scallop.

         In the United States, consumption of scallops exceeded 64 million pounds in 2002. Various communications between Island Scallops personnel and the National Marine Fisheries Service, Fisheries Statistics Division, Silver Spring, MD and analysis of data from the Fisheries Statistics & Economics Division of the National Marine Fisheries Service (NMFS) website for annual landings of commercial fisheries (http://www.st.nmfs.noaa.gov/st1/commercial/index.html), tell us that this represented a per capita consumption of 0.22 pounds, with a dollar value of US$342 million. After shrimp, scallops represent one of the most popular shellfish products in the United States. In general, per capita consumption of seafood in the United States has remained steady over the last six years ranging from 15.2 to 16.2 pounds per annum. Based upon Robert Saunders', our chairman and president, communications with the National Marine Fisheries Service, Fisheries Statistics Division of Silver Spring, MD, and personal observations, given consumers' growing preoccupation with healthier foods and the increasing availability of seafood (due to the recent successes in aqua farming and improved distribution channels), we expect per capita consumption to continue to increase.

         Shifts in North American shellfish market trends from shucked to live in shell products can be seen in the oyster markets. Within the last 5 years, we have seen a significant trend away from shucked oyster meat to live in the shell product in the Pacific Northwest due to the demand for fresh high quality products. We believe that once a live in the shell product is readily available within the scallop market, a shift from frozen scallop meat to fresh in shell product will also occur.

KEY CORPORATE OBJECTIVES

Our key business development objectives over the next 36 months are to: expand scallops sales and begin blackcod production using both existing and new infrastructure at our facilities in Qualicum Beach, Canada, that we anticipate will allow us to reach annual sales of approximately US$18.4 million and earnings of approximately US$6 million by the end of 2008 (on scallops sales alone). We plan to implement this significant expansion through the following six initiatives:


     o Increase scallops sales from approximately US$500,000 per year to approximately US$1.0 million for the year ending 2006 using existing inventory.

     o Produce at least 15 million scallops of our 2006 scallop class, which we will start harvesting in the spring of 2008.

     o Capitalize on the high demand for sablefish in foreign markets by entering into the blackcod market in the next 2 to 3 years.

     o    Expand   current    distribution   by   establishing   new   strategic
          relationships with 10-15 American fisheries importers in Seattle, Portland, San Francisco, San Jose, and Los Angeles in 2007.

     o During 2007, rapidly increase farm production with a projected minimum 2007 scallop class of at least 50 million which we will begin to harvest in early 2009.

     o Produce more than 200 million scallop seeds in 2008, with a projected 2008 scallop class of at least 100 million scallops.


MARKETING AND DISTRIBUTION

Our marketing and distribution strategy for Island Scallops is focused on developing and maintaining long-term relationships with distribution channel members. Island Scallops also strives to differentiate its products to achieve consistent supply and quality. Island Scallops believes the scallop market effectively functions as a commodity market and therefore, relationships with distributors are important. To develop these relationships, Island Scallops has identified key purchasing criteria for the distributors: price, quality and consistent farmed supply. In the short term, Island Scallops intends to adopt a pricing policy equal to the market wholesale prices. In other words, we do not intend to set any promotional or premium prices for either the whole or shucked product, but instead intend to sell our products at the market rate. This would mean Island Scallops' products would compete on other factors, such as supply and consistent quality.

Over the long term, for the reasons noted below, Island Scallops wants to differentiate its products so that it can command premium prices. Freshness is an important factor for scallops since whole scallops only have a shelf life of approximately 7 days while shucked scallops remain fresh for up to 20 days. Due to this short shelf life, distributors try to offer the freshest products. Island Scallops believes it is in a favorable position to supply fresh products to United States brokers/distributors, especially those located on the west coast where demand for the product is strong. Currently, these brokers/distributors are supplied for the most part with east coast North American scallops, which have several transportation-related delivery delays that decrease freshness.

Supply is another key factor where Island Scallops has a distinct advantage. Based on our planned increase in scallop production, we believe that Island Scallops will have a large quantity of scallops for sale. Therefore, a distributor would not have to deal with numerous suppliers, which costs additional time and money. This makes Island Scallops an attractive source for scallops, since we believe that we will be able to satisfy the demand of distributors, which will save them time and money.

Island Scallops has also developed a unique live holding system for use with our distribution model. This system allows Island Scallops to deliver live product directly to seafood suppliers and individual restaurants.

PRODUCTS

Current Products

Island Scallops currently focuses exclusively on aquaculture products and is not involved in wild fisheries. All seafood products are produced in private hatcheries and grown on ocean farm sites. Currently, the Pacific Scallop is the only product that Island Scallops produces, grows, processes and markets. Island Scallops has, however, produced a variety of other shellfish species including the Pacific oyster, European flat oyster, Manila clam, eastern blue mussel, Mediterranean mussel, rock scallop, geoduck clam and sea urchin, which in the past we have sold to third party shellfish farmers. Additionally, our hatchery has produced and is capable of producing a variety of shellfish seed (for grow-out and sale by our companies) including mussel, oysters and geoduck as well as scallop seed.

Island Scallops has been a leader in marine hatchery technology for the past 17 years. Island Scallops has developed proprietary hatchery techniques for a number of marine species, most notably the hybridizing of the Pacific Scallop and becoming the first company to produce commercial quantities of sablefish juveniles. Both of these breakthroughs have required many years of research and considerable investment. In the case of sablefish, which is a cold-water fish that spawns at depths of 800 - 2400 ft, a variety of techniques were required to successfully mature, spawn, incubate and rear the larvae. In addition, there were technical difficulties associated with egg and yolk sac incubation (as well as larvae rearing and weaning) that were resolved using proprietary technology developed at Island Scallops. Island Scallops was only able to reach its goal of commercially farming sablefish with over 8 years of dedicated research and capital investment of approximately US$2.4 million. We intend to begin significant further commercialization of sablefish in the next two to three years, provided we are able to finance the expansion of this product which we estimate will require at least $5.0 million of capital.

SCALLOP OVERVIEW

Island Scallops' main product is the "Pacific Scallop", which is a hybrid of the imported Japanese scallop and the local weathervane scallop. Between 1993 and 1999, Island Scallops developed this new scallop using Japanese scallops that were imported under quarantine in the early 1990's. This unique scallop is marketed as the Pacific scallop and is the largest scallop in the world, reaching sizes of 15 cm and 500 grams. The scallop species farmed by Island Scallops, has a proven record of being disease resistant, with a 95% survival rate during the grow-out phase. We have the necessary farming infrastructure to significantly increase our scallop production to a minimum of 15 million scallops annually beginning with the 2006 scallop class which will begin its harvest in early 2008. Given the high worldwide demand for scallops, Island Scallops is poised to rapidly expand production and significantly increase revenues and earnings.

The Pacific Scallop is sold live in four sizes, extra small, small, medium and large. Pricing ranges from a low of US$1.20 per pound to $4.00 per pound for the larger sized scallops. Previously, Island Scallops also produced shucked meats with or without roe. However, due to the large demand and high value for live scallops, meat product was discontinued and the focus switched to the sale of live scallops.

The basis for our anticipated scallop farming production increase stems from a combination of our tenure expansion, our recent financing, improved grow-out techniques and our transition to a combination of "lantern-style" netting and ear-hanging methods. Scallops culture utilizes two styles of small cages referred to as "pearl nets and lantern nets." Pearl nets are shaped like a pyramid with a 35 by 35 cm square base and grow small scallops from 2-3 mm to 10mm. The 10-mm scallops are grown in cylindrical nets called lantern nets and are 60 cm in diameter and 1.2 meters deep containing 12 layers. Once the scallops reach 5cm they can be grown to harvest using a method called "earhanging" or be grown out in lantern nets. Our Hindoo Creek and Deep Bay tenures have been approved for expansion and once expansion of our Denman tenure is approved, which we believe will occur by the second or third quarter of our next fiscal year, we will be able to increase capacity to approximately 25,000,000 animals per annum. Thereafter, we intend to further expand our Bowser tenure in 2007, which would supply us with the capacity to produce additional 30-50 million animals at harvest.


As the only hatchery/producer of cultured scallops on the west coast of North America, Island Scallops has the ability to supply fresh scallops (of a predictable quality and quantity) throughout the year. Although the supply of scallops has fluctuated in the past, consumer demand has always absorbed the available supply. A primary factor for increased consumption is the increasing health consciousness among consumers. Scallops are low in saturated fats and cholesterol and high in protein. All parts of the scallop body are edible; however, different parts tend to be consumed in different regions of the world. In North America, the adductor muscle is traditionally the only part eaten, with the rest of the body discarded. In Europe, Australia and Tasmania, the adductor muscle is usually marketed and eaten with the gonad attached. Japan utilizes the whole animal, where most of the product is cooked in the shell prior to sale. Marketed scallops generally take the following product forms:

     o    Whole-live (shelf life of seven days);
     o    Whole dried; o Eviscerated whole;
     o    Shucked fresh (shelf life of about 15-20 days);

     o    Shucked frozen (shelf life of about a year); and
     o    Value added forms (smoked, breaded, canned).

The shucked product form is the most significant form for North American markets. A whole-live product form is the most desirable from the aquaculturist's point of view, as processing costs are minimal. Island Scallops has developed a market for whole live scallops, which exceeds 5,000 lbs. per week into Vancouver. Our initial expansion plan envisions four major cities on the west coast (Seattle, Portland, San Francisco and Los Angeles) to consume 2,500 lbs. per week per city based on the successful Vancouver model.

Island Scallops currently distributes through specialty wholesalers with particular expertise in selling to restaurants. In Vancouver these include but are not limited to Albion Fisheries, Tri-Star Seafood Supply, Pacific Rim
Shellfish, Sea World Fisheries and Teamway Fisheries. As we expand our distribution, we will continue to focus on specialty wholesalers with strong ties to major restaurants.

The most predominant scallop production in North America comes from the offshore fishery located on the Georgia Band on the east coast. Large American and Canadian fishing companies dominate the fishery. The majority of their product is shucked aboard ship then supplied to primarily frozen to seafood processors onshore. The processors then distribute the product to various restaurants, retail outlets and seafood brokers.

Sablefish (Blackcod) Overview

Sablefish (Anoplopoma fimbria), often called blackcod although not a member of the cod family, is an elongate fish with two dorsal fins and an anal fin similar to and opposite the second dorsal fin. Adults are black or greenish gray; usually with slightly paler blotches or chainlike pattern on the upper back. At 30-61 cm in size they are often greenish with faint stripes on the back.

Sablefish inhabit shelf and slope waters in depths of greater than 1,500 meters, from Baja California to the Aleutian Islands and the Bering Sea. The larger populations of sablefish are centered in northern British Columbia and the Gulf of Alaska. Adults favor mud bottoms and feed on benthic invertebrates, squid and numerous fish species. In turn, they are prey for halibut, lingcod, hagfishes and marine mammals such as sea lions. In addition, killer whales have been known to take sablefish from long line gear as it is being retrieved.

Sablefish spawn from January to March along the continental shelf at depths of 250 to 750 meters. Fecundity ranges from 60,000-200,000 eggs up to one million eggs for a 102-cm fish. Larval sablefish are found in surface waters over the shelf and slope in April and May. Juveniles are highly migratory with significant movement from nursery areas in northern B.C. to the Gulf of Alaska and the Bering Sea. Sablefish move to deeper waters as they mature. Growth is rapid with sizes at maturity reaching 52-61 cm for five-year-old males and 58-71 cm for five-to-seven year old females. Sablefish growth appears to be rapid for the first three-to-five years and slow asymptotically thereafter. Annual natural mortality of adults has been estimated to be about 10 percent.

Island Scallops plans to raise sablefish onshore using shallow ponds or above ground tanks. This system has been successful in Texas for the culture of catfish. Tests have shown that sablefish prove to be very hardy when grown in ponds and have the added advantage of causing sablefish to be parasite free. Wild sablefish carry a parasite that does not allow the fish to be eaten raw.

With adequate funding, Island Scallops has already demonstrated the feasibility of onshore sablefish farming and plans to develop a new blackcod facility that could produce at least 500,000 sablefish as early as 2007, with production planned to increase by at least 500,000 annually by 2008 and beyond.

Over the past eight years, Island Scallops has also developed proprietary hatchery technology for the production of sablefish juveniles. We believe that sablefish will be the next species, after salmon, for successful large-scale commercial farming. Sablefish, which is a premium-quality whitefish with a delicate texture and moderate flavor, is an ideal substitute for Chilean sea bass (currently over-fished in all oceans). To date, Island Scallops has marketed a limited number of live sablefish into the Vancouver market. Initial response was excellent for a small 1-kilogram live sablefish (~$11/kg). To capitalize on Island Scallops' breakthrough sablefish hatchery technology, in the next two to three years, we plan to construct a new sablefish hatchery consisting of the following:

     o An expanded Brood Stock facility with larger capacity to hold the various families of selected strains of sablefish. This new facility will incorporate a new state-of-the-art water treatment system.

     o An improved incubation and larval rearing facility incorporating proprietary improvements in tank design and seawater systems.

     o An upgraded zooplankton culture facility with improved handling and enrichment techniques.

     o An expanded and improved juvenile rearing facility incorporating proprietary recirculation system designs.

As part of this expansion, we also intend to construct a new onshore tank farm consisting of large and small ponds and tanks complete with associated recirculation systems. This onshore facility will be used to augment the juvenile rearing area and will house and grow juvenile fish.

At the present time, worldwide "non-farming" sablefish catches are struggling to meet the worldwide demand according to DFOWeb, NPFMCWeb and Pacific Fishery Management Council Website. Currently, there are only two hatchery facilities:
Island Scallops Ltd. and Sablefish Hatcheries Inc. that have produced sablefish juveniles. Current production is only approximately 100,000 juveniles per year. Based on our analysis of present market conditions, increasing worldwide hatchery production tenfold (to roughly 1 million 3 kilo sablefish) would fill less than 10% of the current world demand shortfall. If Island Scallops' new sablefish facilities are able to reach a production of 3 million sablefish annually, this will only fill less than 30% of the current overall shortfall. The economic potential for sablefish is therefore considerable. Given these market conditions and opportunities, Island Scallops is determined to enter the market for sablefish in a significant manner with the next two to three years.


Other Products

In the past Island Scallops has sold a variety of shellfish larvae and seed to both international and local customers. Sales included two species of mussels, manila clams, geoduck clams, oysters, abalone and sea urchins. Island Scallops has established suppliers of aquaculture equipment in Japan and China and supplies nets, ropes, floats, and processing equipment into the British Columbia industry. Currently, Island Scallops is focused almost exclusively on expansion of scallop sales and development of its sablefish operation with a goal of further commercialization of sablefish in two to three years.

DESCRIPTION OF PROPERTY

For the fiscal year ended August 31, 2005, our U.S. corporate office was located at 400 Professional Drive, Suite 310, Gaithersburg, Maryland 20878. This space was provided on a rent free basis by one of our shareholders.

Island Scallops' main office and hatcheries are located on the east side of Vancouver Island in the town of Qualicum Bay at 5552 West Island Highway, Qualicum Beach, British Columbia, Canada V9K 2C8. The shellfish hatchery and processing facilities are housed in a 930 square meter building. A 600 square meter sablefish hatchery is also located at this site. Corporate scallop farms are situated along the east and west coasts of Vancouver Island. These facilities represent the largest private marine research hatchery and the first fully integrated shellfish producer in Canada

Island Scallops has a total of seven farm sites (including two joint ventures) for scallops. Five of these farm sites are located at Island Scallops held tenures (shellfish tenures are government-granted rights that allow use of offshore waters to cultivate shellfish). Three of these scallop farms are located in Baynes Sound, 25 minutes north of the main facility. These farms sites total approximately 200 acres and can currently accommodate more than 8 million. Approximately 30% of the farm area is currently being farmed. As part of our expansion plans, we are currently adding additional main lines and plan to increase our capacity at these tenures to more than 24 million scallops in the near future. An additional bottom tenure of 926 acres is located 10 minutes north of the main facility (at Bowser) and is capable of producing at least 30 million scallops annually. The final farm site on the west coast of Vancouver Island near Tofino is capable of producing at least three million scallops, although that site is currently under-developed. Baynes Sound, the marine waterway situated between eastern Vancouver Island and the western shore of Denman Island, is considered the most productive and highly utilized shellfish growing area in coastal British Columbia. The area supports extensive beach culture (manila clams and oysters) as well as deepwater culture that produces oysters, scallops and some mussels.

--------------------- ------------------- ------------------- ------------------
   Common Site Name      Lands File No.           ACRES               Type
--------------------- ------------------- ------------------- ------------------
        Denman               1406063              38.64             Deepwater
--------------------- ------------------- ------------------- ------------------
     Hindoo Creek            1406664             123.32             Deepwater
--------------------- ------------------- ------------------- ------------------
       Deep Bay              1406711               43               Deepwater
--------------------- ------------------- ------------------- ------------------
        Tofino               1406061               9.6              Deepwater
--------------------- ------------------- ------------------- ------------------
        Bowser               1407517               926            Bottom lease
--------------------- ------------------- ------------------- ------------------

The three Baynes Sound tenures (Denman, Hindoo Creek and Deep Bay) and the Tofino tenure offer unique features, which will add additional value to these properties. These include the split of tenures between east and west shores of Baynes Sound as well as the east and west coast of Vancouver Island, allowing continual accessibility to shellfish despite managed closures (harvest restrictions) due to incidental water quality or Paralytic Shellfish Poisoning (PSP or red tide). The seasonal closures caused by short-term bacteriological contamination related to rainfall and upland bacterial sources, are limited to the western shore of the Baynes Sound and thus to only two of the three tenures retained by Island Scallops. The result of having operating tenures on both sides of the Baynes Sound ensures that product can be continually harvested despite closures that may occur within this management area. The expanded tenures should easily accommodate our increasing scallop harvest in 2009 and beyond. At their current size and with the introduction of sufficient main lines, our tenures have the capacity to accommodate approximately 13-15 million scallops without any increase in their footprints.

Expansion of our Deep Bay and Hindo Creek has been approved and such approval does not need to be renewed for twenty years. We are seeking approval of our Denman tenure and our Bowser bottom lease, which once approved, will allow us to accommodate 30-50 million scallops at harvest. The biggest hurdle to obtaining the Denman tenure approval is the corresponding re-zoning application that also must be approved before we can expand the tenure.

Island Scallops' location is a distinct advantage for producing marine species. The waters off British Columbia are pristine and unspoiled by large populations or major industries. The close proximity to major western cities allows us to effectively put our products into the hands of the consumer within 24 hours.

The source of our raw material comes from our own hatchery brood stock. In the case of the Pacific Scallop, we have been selectively breeding this species for superior growth and survival for the past 15 years. The breeding program has produced a vigorous, rapid growing, disease resistant scallop with exceptional meat yield. In the case of sablefish we have been selecting fast growing fish for the past 5 years, these display a high degree of domestication. The spawning season has been extended for both of these species allowing for juvenile production almost year round. This ability to hold seed stock and select superior strains gives Island Scallops an advantage in the industry. It also allows Island Scallops to tailor its production to varying seasonal and market demands.


COMPETITION

Fisheries Industry in General

Island Scallops is in the farmed seafood business. The main concentration of marine farming in British Columbia has traditionally been in the salmon sector. The salmon farming business has developed into a mature industry dominated by Norwegian farmers. The rest of the British Columbia marine farming sector is in the shellfish industry, mainly in oysters and Manila clams and more recently mussels. This sector is rapidly expanding and it accounted for approximately US$16 million in British Columbia in 2002, according to the British Columbia Shellfish Growers Association website. Given Island Scallops' expertise and significant research and development experience, we believe that there is little or no direct competition in the production of farmed scallops or farmed sablefish.

Scallops

There are no significant  direct  competitors in the scallop farming business in

British Columbia. The United States will not allow farming this species in their waters, as this species is considered "exotic". Although scallop farming is a very significant industry in Japan and China, only frozen shucked scallops are currently sold into North America from these countries. Recent examination by the United States and Canadian Food Inspection authorities of the growing waters in China resulted in reduced exporting due to high levels of pollution.

Island Scallops is the only hatchery, outside of China, that has successfully produced the Japanese scallop, and the only company that has successfully, hybridized the weathervane and the Japanese scallop. Island Scallops is uniquely positioned as the sole producer of live Pacific Scallops in North America. There currently are no other hatcheries in North America that we are aware of that are capable of producing this unique breed. Although a large commercial scallop fishery exists on the east coast of North America, the majority of the scallops are shucked at sea with only limited quantities sold live. These scallops are sold as "Digby" or "Sea" scallops. A number of companies have attempted to grow the bay scallop and the sea scallop on the east coast, but these companies have only achieved limited success.

The primary British Columbia participants in scallop farming are Island Scallops joint venture farmers or independent scallop farmers, which receive their supply of seed scallops solely from Island Scallops. These farmers are chronically underfinanced and are generally able to purchase and grow less than 300,000 scallops per farm. Island Scallops is uniquely positioned to rapidly expand these farms (up to six farms) under an exclusive farming and marketing contract. Three joint venture farmers are currently farming scallops and receive free scallop seed, technology and support for a 12% royalty on the harvest and exclusive marketing of their product through Island Scallops.

Due to its large size and small count per pound, the sea scallop is the prime competitor in the United States market. The fishery for this scallop is located primarily on the North American east coast, in particular Georges Bank off New England and the Maritime provinces. This is a limited opportunity fishery, with actual fishing time being dictated by sea and other environmental conditions.

Sablefish

Island Scallops is currently only one of two hatcheries to produce quantities of juvenile sablefish. These fish were sold to five commercial salmon farming facilities and the fish have been marketed successfully. Little demand for a new species has materialized. Although hatcheries have been constructed in British Columbia, neither has successfully produced large quantities of sablefish. The farming of sablefish is still in its infancy and only limited production has occurred.

This limited production is not a matter of biological barriers but rather a lack of interest by the major producers to venture into a new marine species. Alaska sablefish fishermen have expressed interest in farming sablefish and the Sablefish Association of Alaska has voted unanimously to start farming sablefish in southern Alaska. Island Scallops has been in discussion with this association and has been told that due to "anti-aquaculture" policy in Alaska, it is very unlikely that any farming will occur in the near future.

Washington State contains two parties  interested  parties in sablefish farming.

The first is the Makah Tribe and the second is a private company, which is trying to obtain farming permits in Port Angeles. These parties have made inquiries to Island Scallops for juvenile sablefish. However, to date, no orders have been placed.


RESEARCH AND DEVELOPMENT

Due to changes in Canadian Federal Government's Research and Development tax credits (SRED) program, which prevents any part of the research to be combined with commercial production, no Research and Development claims were made in fiscal 2004 and 2005. Research did continue on the genetic selection of superior strains of scallops, as did developments in the culture process for both marine algae and developments in re-circulation systems. In the near future Island Scallops plans to conduct research and development under a separate company called RKS Laboratories Ltd., which has no commercial production and whose primary goal is the genetic improvement in breeds of the Pacific Scallops and other marine species. We believe that this will allow the continued support from the SRED program.

EMPLOYEES


         At August 4, 2006, we have 25 employees.


         None of our current employees is represented by a labor union and we consider our relationships with our employees to be good.

REGULATORY ENVIRONMENT

Effect of Government Regulation

There are a limited number of regulations that restrict the fishing, distributing or purchase of scallops in Canada and the United States. Therefore, the country of origin makes little difference for the pricing or demand of scallops.

A limitation to market supply is paralytic shellfish poisoning (PSP) or "red tide". PSP is a toxin generated by plankton (scallops' food) at particular times of the year. The toxin is passed to the scallop when plankton is digested, but the toxin does not harm the shellfish. However, the shellfish containing the toxin can be harmful to humans who consume it. Although only a limited number of human deaths caused by red-tide poisoning have been reported, the public announcement of red tide has a devastating effect on most shellfish sales. The exception is scallop meat, because the adductor muscle of the scallop does not concentrate the toxin; shucked scallops are safe to eat at any time of the year. Nevertheless, public perception could still influence demand over short periods of time. To monitor for PSP, the federal Fisheries Inspection Branch constantly monitors samples of shellfish production and wild shellfish populations.


Tenure Expansion and Compliance with Environmental Laws

Our planned tenure expansions will require that we undergo an environmental screening from Transports Canada pursuant to Canadian Environmental Assessment Act, which includes a review of factors such as the environmental effects of the planned expansions, including the environmental effects of malfunctions or accidents that may occur in connection with the planned expansions and any cumulative environmental effects that are likely to result from such planned expansions; the significance of such environmental effects and any comments from the public that are received in accordance with the CEA Act and applicable regulations; and measures that are technically and economically feasible and that would mitigate any significant adverse environmental effects of the planned expansions.

Our Deep Bay and Hindo Creek tenures have received final CEA Act approval, which lasts for twenty years and which allows us to expand these 2 tenures. We still need CEA Act approval and re-zoning approval for our Denman tenure and approval of our Management Plan, along with a satisfactory environmental assesment of our Bowser bottom lease. Please see our risk factor, If we are unable to expand our tenures, our projected production may be delayed.


                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


The following table and text set forth the names and ages of all directors and executive officers as of August 4, 2006. The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders, which is anticipated to be held in January or February of 2007, and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. To date we have not had an annual meeting. Except as disclosed herein, there are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director, executive officer and advisor during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.


Dr. Kristina Miller, our Chief Scientific Advisor is the wife of Robert Saunders, our Chairman, CEO and President.

NAME                            AGE    POSITION
----                            ---    --------
Robert Saunders                 53     Chairman, CEO and President
Douglas C. MacLellan            50     Vice Chairman
Mark H. Elenowitz               36     Director
Robert L. Rooks                 51     Director
Ian Fraser                      45     Director
Michael Boswell                 36     Director, Acting Chief Accounting Officer
Darryl Horton                   57     Director
Victor Bolton                   52     Director


ROBERT SAUNDERS, CHAIRMAN, CEO AND PRESIDENT. Mr. Saunders has directed all research and development efforts at Island Scallops since its establishment. After studying for his B.Sc. at the University of British Columbia in the early 1970's, Mr. Saunders has worked exclusively in the aquaculture research and development field. His efforts have primarily involved designing and implementing innovative culture technology and methods for new aquaculture species in British Columbia. Mr. Saunders has direct experience with managing projects similar to the type proposed, such as developing the hatchery technology for producing the Japanese scallop and the development of sablefish aquaculture.

DOUGLAS C. MACLELLAN, VICE-CHAIRMAN. Since May 1992, Mr. MacLellan has been President and Chief Executive Officer of the MacLellan Group, Inc., a privately held business incubator and financial advisory firm. Mr. MacLellan is currently a member of the board of directors and chairman of the audit committee of AMDL, Inc. (AMEX: ADL), a publicly held biotechnology firm. From 2002 until September 2005, Mr. MacLellan was Vice Chairman and a Director of AXM Pharma, Inc. (AMEX;
AXJ). From March 1998 through October 2000, Mr. MacLellan was the co-founder and a significant shareholder of Wireless Electronique, Ltd., a China-based telecommunications company having joint venture operations with China Unicom (NASDAQ: CHU) in Yunnan, Inner Mongolia and Ningxia provinces. He is also a co-founder and, since May 1997, has been a director of Datalex Corporation, a Canadian-based legacy software solution provider. From November 1996 to March 1998, Mr. MacLellan was co-Chairman and an Investment Committee member of the Strategic East European Fund. From November 1995 to March 1998, Mr. MacLellan was President, Chief Executive Officer and a Director of PortaCom Wireless, Inc., a company engaged as a developer and operator of cellular and wireless telecommunications ventures in selected developing world markets. Mr. MacLellan is a former member of the board of directors and co-founder of FirstCom
Corporation (NASDAQ: FCLX), an international telecommunications company that operates a competitive access fiber and satellite network in Latin America, which became AT&T Latin America (NASDAQ: ATTL) in August 2000. During 1996, he was also the Vice-Chairman of Asia American Telecommunications (now Metromedia China Corporation), a majority-owned subsidiary of Metromedia International Group, Inc. (AMEX: MMG). Mr. MacLellan was educated at the University of
Southern California in economics and finance, with advanced training in classical economic theory.

MARK H. ELENOWITZ, DIRECTOR. Mr. Elenowitz is a co-founder and managing director of the TriPoint family of companies. He is responsible for the overall corporate development of the firm and assisting Tripoint's clients with high-level financial services and general business development. From December 2002 to September 2005, Mr. Elenowitz was a board member of AXM Pharma (AMEX: AXJ). From September 2001 to March 2002, Mr. Elenowitz was a Director and President of Image World Media, Inc. (Pink sheet: IMWI), an international media company specializing in the production and distribution of various media content for worldwide distribution across multiple media platforms, such as traditional television, film and the Internet. From February 1998 to October 2001, Mr. Elenowitz was Co-Chairman and Managing Director of GroupNow!, Inc., a financial consulting firm. In this role he was responsible for the company's overall corporate development and corporate finance. Mr. Elenowitz integrates a strong, successful entrepreneurial background with extensive financial services and capital markets experience. He is also the senior managing director of Investor Communications Company, LLC (ICC), a national investor relations firm he founded in 1996. Through ICC, Mr. Elenowitz has developed ongoing relationships with other investment banking firms, market makers, and analysts. Mr. Elenowitz has worked with over 30 publicly traded companies providing financial consulting and strategic planning services. Previously, Mr. Elenowitz held Series 7 and 63 licenses as a broker, and held a Series 24 license (Branch Manager) at regional brokerage firm and also served as Vice President of Sales at NYSE member firm.

Mr. Elenowitz is the recipient of several entrepreneurial awards. He is a graduate of the University of Maryland School of Business and Management, with a Bachelor of Science in Finance.

DR. ROBERT L. ROOKS, DIRECTOR. Dr. Robert L. Rooks has been Chief of Staff of All Care Animal Referral Center (ACARC) in Fountain Valley, California, since 1990. ACARC is the largest strictly referral veterinary center in the United States. Dr. Rooks has a staff of over 20 veterinarians in the areas of surgery, critical care, internal medicine, oncology, dentistry, radiology and neurology. Their services include 24-hour critical care/emergency service, MRI and CT scans, color-flow Doppler ultrasounds, hyperbaric oxygen therapy, a complete orthopedic program including total hip replacements and joint reconstruction, cobalt radiation therapy, a complete neuro-diagnostic service, a kidney transplant program and a physical rehabilitation department and much more. He is the published author of over 100 journals, magazine and newspaper articles. Dr. Rooks is also the author of the book "Canine Orthopedics" published in 1997 by Howell Bookhouse. Dr. Rooks completed his undergraduate studies at Iowa State University in 1978. He graduated from the College of Veterinary Medicine at Iowa State. Dr. Rooks received his Masters Degree as well as completed his surgical residency at the University of Illinois in 1981. He is a Diplomat of both the American College of Veterinary Surgeons and the American College of Veterinary Practitioner.

IAN FRASER, DIRECTOR. Since 1997, Mr. Ian Fraser has been President of Fraser Yacht Sales Ltd., a successful Yacht Brokerage located in Vancouver, B.C. Prior to establishing Fraser Yacht Sales Ltd., Mr. Fraser gained experience in sales and marketing both nationally and internationally as a yacht broker for two top brokerage houses in Vancouver. Previously, Mr. Fraser was worked as an advertising sales executive with Naylor communications from 1988 to 1990 and learned valuable communication skills while working with numerous trades including the Truck Logger's association, the I.W.A of America, and the B.C. Construction industry. He also operated as a commercial fisherman on the West coast working on commercial salmon fishing boats for the B.C. Packer Corporation over a 4 year period and gained valuable knowledge of the coastline of Vancouver Island and along the mainland from Victoria to the Queen Charlotte Islands. Mr. Fraser also acquired sea time and commercial shipping skills while working on the deck department of the B.C. Ferry Corporation based out of Horseshoe Bay during his early professional career and during the summer months while attending school in the early 1980s. Mr. Fraser also competes internationally on ocean racing yachts and has crossed the Pacific and sailed up and down the coast to Mexico on numerous occasions while racing and delivering racing yachts as captain. Mr. Fraser studied Business Administration at Simon Fraser University and Capilano College graduating with a diploma in Business Administration.

MICHAEL BOSWELL, DIRECTOR AND ACTING CHIEF ACCOUNTING OFFICER. Mr. Boswell is a co-founder and member in TriPoint Capital Advisors, LLC, a boutique merchant bank focused on small and mid-sized growth companies and a co founder of the TriPoint family of companies. Mr. Boswell provides high-level financial services to start-up businesses and small to mid-sized companies. Prior to the founding of TriPoint, Mr. Boswell had a number of executive positions focusing on business development and management consulting. Mr. Boswell also spent eight years as a senior analyst and/or senior engineer for various branches of the United States Government. He earned a MBA from John Hopkins University and a BS degree in Mechanical Engineering from University of Maryland.

DARRYL HORTON, DIRECTOR. Mr. Horton has been a businessman successfully involved in numerous construction and development projects for the past 35 years. He is the President, Manager and a Partner of Abbotsford Development Corporation and is currently managing a development project in Abbotsford, British Columbia called Eagle Mountain. Eagle Mountain is an upscale, master planned community of single family homes, town homes and commercial properties covering approximately 60 acres that is expected to be valued, upon completion, in excess of 200 million dollars. Prior to Eagle Mountain, Mr. Horton managed, owned and marketed numerous other residential and commercial projects including the construction of a 30 million dollar multi-function residential Intermediate Care Facility in LaJolla California. For 15 years Mr. Horton was a partner in a general contracting company that did various contracts with an average volume of about 25 million per year. In the 1970's, Mr. Horton was the Vice president of Community Builders, the largest single family developer in British Columbia. Mr. Horton is also the director of several other building and development companies in British Columbia.

VICTOR BOLTON, DIRECTOR. Mr. Bolton founded a Mechanical contracting firm after graduating from college and evolved that firm into all aspects of the construction industry including building and raw land developing as well as extensive property management. Retiring from this business in 2000, Mr. Bolton now focuses time and energy towards the food manufacturing field.

Significant Employees

The following are employees who are not executive officers, but who are expected to make significant contributions to our business:

BRUCE EVANS, FARM MANAGER. Mr. Bruce Evans has been involved in shellfish production since 1985. He successfully established an oyster business, employing methods of long-line and beach culture production. That business is still in operation today, producing 7,000 gals of shucked oysters annually and employing 3 full time people and 4 part time people. He moved to Island Scallops in 1989. Mr. Evans was responsible for securing the leases from the Provincial government for this scallop grow-out project. He built the established long-line systems that currently produce scallops for Island Scallops. Mr. Evans worked with a Japanese scallop farmer for two years in B.C. and spent a month working on highly acclaimed scallop farms in Japan. Mr. Evans has BS in Marine Biology from the University of Victoria.

DR. KRISTINA M. MILLER, CHIEF SCIENTIFIC ADVISOR. Dr. Miller is currently Head of the Molecular Genetics Section in the Pacific Region for the Department of Fisheries and Oceans, Canada (DFO). She has been a research scientist at DFO since obtaining her PhD in Biological Sciences from Stanford University in 1992. The Molecular Genetics section she oversees contains a staff of 26, including scientists, biologists, computer analysts and research technicians. Dr. Miller conducts research on the genetic composition, adaptation, immunity and physiology of wild and domesticated fish and shellfish species using both molecular and genomic approaches. She has been a leader in the development of molecular technologies to aid in the conservation and management of aquatic resources. In the past 10 years, she has published over 40 scientific peer-reviewed journal manuscripts, and her group has been the focus of numerous magazine and newspaper articles. Dr. Miller brings a strong scientific component to the management of Edgewater Foods, and she will serve as Chief Scientific Advisor. In addition to her PhD, Dr. Miller received a BSc in Zoology from University of California, Davis in 1983, an MSc in Biology from University of British Columbia in 1986. Dr. Miller is Robert Saunders, our Chairman, CEO and President's wife.

AUDIT COMMITTEE AND FINANCIAL EXPERT

We have an Audit Committee as specified in Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, composed of Douglas MacLellan (Chair), Robert Rooks and Ian Fraser. The Audit Committee focuses its efforts on assisting our Board of Directors to fulfill its oversight responsibilities with respect to our:

     o Quarterly and annual consolidated financial statements and financial information filed with the Securities and Exchange Commission;

     o    System of internal controls;

     o    Financial accounting principles and policies;

     o    Internal and external audit processes; and

     o    Regulatory compliance programs.

The committee meets periodically with management to consider the adequacy of our internal controls and financial reporting process. It also discusses these matters with our independent auditors and with appropriate financial personnel that we employ. The committee reviews our financial statements and discusses them with management and our independent auditors before those financial statements are filed with the Securities and Exchange Commission.

The committee has the sole authority to retain and dismiss our independent auditors and periodically reviews their performance and independence from management. The independent auditors have unrestricted access and report directly to the committee.

AUDIT COMMITTEE FINANCIAL EXPERT

Douglas MacLellan is our Audit Committee Financial Expert, as that term is defined in Item 401 of Regulation S-B and the Board has determined that Mr. MacLellan is independent, as that term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act. Mr. MacLellan's qualifications as an audit committee financial expert are described in his biography above.

                             EXECUTIVE COMPENSATION


                           Summary Compensation Table



                                                               ------------------------------ -----------
ANNUAL COMPENSATION                                            AWARDS                         Payouts
                                                               ------------------------------ -----------
-------------------------------------------------------------- -------------- --------------- -----------
   (a)         (b)       (c)         (d)              (e)         (f)            (g)              (h)         (i)




                                                      Other                                                  All
Name                                                  Annual                   Securities       LTIP        Other
And                                                   Compen-  Restricted      Underlying       Payouts     Compen-
Principal                                             sation   Stock Award(s)  Options/           ($)       sation
Position          Year     Salary($)  Bonus($)         ($)           ($)       SARs(#)                         ($)
---------------- -------- ---------- -------------- --------- --------------- --------------- ------------ -----------

Robert           2005      60,000       150,000        0            0               0              0           0
Saunders,
Chairman,
President and
CEO(1)
---------------- -------- ---------- -------------- --------- --------------- --------------- ------------ -----------
Robert           2004         0            0           0            0               0              0            0
Saunders,
Chairman,
President and
CEO
---------------- -------- ---------- -------------- --------- --------------- --------------- ------------ -----------
Robert           2003         0            0           0            0               0              0            0
Saunders,
Chairman,
President and
CEO
---------------- -------- ---------- -------------- --------- --------------- --------------- ------------ -----------
Michael          2005         0            0           0            0               0              0           0
Boswell,
President and
Acting Chief
Account
Officer (2)
---------------- -------- ---------- -------------- --------- --------------- --------------- ------------ -----------
Michael          2004         0            0           0            0               0              0           0
Boswell,
President and
Acting Chief
Account Officer
---------------- -------- ---------- -------------- --------- --------------- --------------- ------------ -----------
Michael Boswell  2003         0            0           0            0               0              0           0
---------------- -------- ---------- -------------- --------- --------------- --------------- ------------ -----------


(1) In June 2005, we entered into an employment agreement with Mr. Robert Saunders as our Chairman and President effective on June 29, 2005. Subsequently in August 2005, Mr. Saunders was appointed CEO by our Board of

     Directors. Mr. Saunders will serve at the pleasure of the Board of Director's. For serving as President, Mr. Saunders' compensation will be US $60,000 per annum. Additionally, we agreed to grant Mr. Saunders a signing bonus of US $150,000 to be paid on closing of at least US $3,500,000 in third party financing and increase his compensation to $120,000 per annum if we receive at least US $5,000,000 in outside funding. We are currently discussing possible restructuring/payment terms until such time that we become significantly cash flow positive for its operations.

(2) Mr. Saunders replaced Mr. Boswell as President in June 2005. Mr. Boswell indirectly owns a minority interest in TriPoint Capital Advisors, LLC, a significant shareholder and party with which we are negotiating a consulting agreement. TriPoint has agreed not to accept any fees, other than expenses, until we are sufficiently funded to carry out our business and operations. TriPoint's fee, which we are negotiating, will include fees for Mr. Boswell's services as our Acting Chief Accounting Officer for 2005. Mr. Boswell did not work for us in any capacity until 2005; however, we are required to include our last three fiscal years in the above table. According to the above reasons, Mr. Boswell did not receive any compensation in 2003, 2004 or 2005 and we are unable at this time, to state his potential salary.




OPTION/SAR IN LAST FISCAL YEAR

The Board of Directors and holders of a majority of our outstanding securities acting by consent have adopted the Edgewater Foods International 2005 Equity Incentive Plan. The Equity Plan is intended to further the growth and financial success of Edgewater by providing additional incentives to directors, executives and selected employees of and consultants to Edgewater so that such participants may acquire or increase their proprietary interest in Edgewater. The term "Corporation" shall include any parent corporation or subsidiary corporation of Edgewater as those terms are defined in Section 424(e) and (f) of the Internal Revenue Code of 1986, as amended. Stock options granted under the Plan may be either "Incentive Stock Options", as defined in Code section 422 and any regulations promulgated under that Section, or "Nonstatutory Options" at the discretion of our Board of Directors and as reflected in the respective written stock option agreements granted pursuant to this Equity Plan. Stock Appreciation Rights, Restricted Stock, Restricted Stock Unit, Performance Awards, Dividend Equivalents, or Other Stock-Based Awards may also be granted under the Equity Plan. The Board believes that the Equity Plan will maintain the flexibility that Edgewater needs to keep pace with its competitors and effectively recruit, motivate, and retain the caliber of employees, directors and consultants essential for achievement of our success.

Individuals eligible to receive awards under the Equity Plan include officers, directors, employees of and consultants to Edgewater and its affiliates. The number of shares available under the Equity Plan shall be 5,000,000 shares of our common stock, as well as the following: As of January 1 of each year, commencing with the year 2006 and ending with the year 2008, the aggregate number of Shares available for granting Awards under the Equity Plan shall automatically increase by a number of Shares equal to the lesser of (x) 5% of the total number of Shares then outstanding or (y) 1,000,000. The Board may distribute those shares in whatever form of award they so choose within the Equity Plan's guidelines. There are no restrictions on the amount of any one type of award that may be granted under the Equity Plan.

As of June 30, 2006, our Board of Directors granted 282,000 options to employees, directors and consultants under the Equity Plan. No awards have been given to any of the named executive officers. As of August 4, 2006, there are 6 Directors, 2 executive officers, 10 consultants and approximately 25 employees other than executive officers, who are eligible to receive awards under the Equity Plan.

The Board may delegate a Committee to administer the Equity Plan. The Committee shall not consist of fewer than two members, each of whom is a member of the Board and all of whom are disinterested persons, as contemplated by Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended and each of whom is an outside director for purposes of Section 162(m) of the Code, acting in accordance with the provisions of Section 3.

Currently, we do not have any definitive plans for granting further awards under the Equity Plan and no determination has been made as to the number of awards to be granted, or the number or identity of recipients of awards.

AMENDING THE PLAN

The Board may amend, alter, suspend, discontinue, or terminate the Equity Plan, including, without limitation, any amendment, alteration, suspension, discontinuation, or termination that would impair the rights of any Participant, or any other holder or beneficiary of any Award theretofore granted, without the consent of any share owner, Participant, other holder or beneficiary of an Award, or other Person. The Board may also waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue, or terminate, any Awards theretofore granted, prospectively or retroactively, without the consent of any Participant, other holder or beneficiary of an Award. Except as provided in the following sentence, the Board is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the Board determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits to be made available under the Equity Plan. In the case of any Award that is intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code, the Board will not have authority to adjust the Award in any manner that would cause the Award to fail to meet the requirements of Section 162(m).

OPTIONS AND RIGHTS

Options and Stock Appreciation Rights may be granted under the Equity Plan. The exercise price of options granted shall be determined by the Board or the Committee; provided, however, that such exercise price per Share under any Incentive Stock Option shall not be less than 100% (110% in the case of a "10-percent shareholder as such term is used in Section 422(c)(5) of the Code) of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option. The Board or Committee shall fix the term of each Option, provided that no Incentive Stock Option shall have a term greater than 10 years (5 years in the case of a "10-percent shareholder" as such term is used in Section 422(c)(5) of the Code).

A Stock Appreciation Right granted under the Equity Plan shall confer on the holder thereof a right to receive, upon exercise thereof, the excess of (1) the Fair Market Value of one Share on the date of exercise or, if the Board or Committee shall so determine in the case of any such right other than one related to any Incentive Stock Option, at any time during a specified period before or after the date of exercise over (2) the grant price of the right as specified by the Board or Committee. Subject to the terms of the Plan, the grant price, term, methods of exercise, methods of settlement, and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Board or the Committee. The Board and the Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate.

FEDERAL INCOME TAX CONSEQUENCES

The current federal income tax consequences of grants under the Equity Plan are generally described below. This description of tax consequences is not a complete description, and is based on the Internal Revenue Code as presently in effect, which is subject to change, and is not intended to be a complete description of the federal income tax aspects of options and stock awards under the Equity Plan. Accordingly, the discussion does not deal with all federal income tax consequences that may be relevant to a particular recipient, or any foreign, state or local tax considerations. Accordingly, potential recipients are urged to consult their own tax advisors as to the specific federal, foreign, state and local tax consequences to them as a result of receiving an Award under the Equity Plan.

Nonqualified Stock Options

A recipient will not be subject to federal income tax upon the grant of a nonqualified stock option. Upon the exercise of a nonqualified stock option, the recipient will recognize ordinary compensation income in an amount equal to the excess, if any, of the then fair market value of the shares acquired over the exercise price. We will generally be able to take a deduction with respect to this compensation income for federal income tax purposes. The recipient's tax basis in the shares acquired will equal the exercise price plus the amount taxable as compensation to the recipient. Upon a sale of the shares acquired upon exercise, any gain or loss is generally long-term or short-term capital gain or loss, depending on how long the shares are held. The required holding period for long-term capital gain is presently more than one year. The recipient's holding period for shares acquired upon exercise will begin on the date of exercise.

Incentive Stock Options

A recipient who receives incentive stock options generally incurs no federal income tax liability at the time of grant or upon exercise of the options. However, the spread will be an item of tax preference, which may give rise to alternative minimum tax liability at the time of exercise. If the recipient/optionee does not dispose of the shares before the date that is two years from the date of grant and one year from the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowable to us for federal income tax purposes in connection with the option. If, within two years of the date of grant or within one year from the date of exercise, the holder of shares acquired upon exercise of an incentive stock option disposes of the shares, the recipient/optionee will generally realize ordinary compensation income at the time of the disposition equal to the difference between the exercise price and the lesser of the fair market value of the stock on the date of exercise or the amount realized on the disposition. The amount realized upon such a disposition will generally be deductible by us for federal income tax purposes.

Stock Awards

If a recipient receives an unrestricted stock award, he/she will recognize compensation income upon the grant of the stock award. If a recipient receives a restricted stock award, he/she normally will not recognize taxable income upon receipt of the stock award until the stock is transferable by the recipient or no longer subject to a substantial risk of forfeiture, whichever occurs earlier.

When the stock is either transferable or no longer subject to a substantial risk of forfeiture, the recipient will recognize compensation income in an amount equal to the fair market value of the shares (less any amount paid for such shares) at that time. A recipient may, however, elect to recognize ordinary compensation income in the year the stock award is granted in an amount equal to the fair market value of the shares (less any amount paid for the shares) at that time, determined without regard to the restrictions. We will generally be entitled to a corresponding deduction at the same time, and in the same amount, as the recipient recognizes compensation income with respect to a stock award. Any gain or loss recognized by the recipient upon subsequent disposition of the shares will be capital gain or loss.

Tax Deductibility under Section 162(m)

Section 162(m) of the Internal Revenue Code disallows a public company's deductions for employee compensation exceeding $1,000,000 per year for the chief executive officer and the four other most highly compensated executive officers.
Section 162(m) contains an exception for performance-based compensation that meets specific requirements. The Equity Plan is intended to permit all options to qualify as performance-based compensation at the Board of Directors or Committee's discretion. If an Award is to qualify as such, it shall clearly state so in the award agreement.

Withholding

We have the right to deduct any taxes required to be withheld with respect to grants under the Equity Plan. We may require that the participant pay to us the amount of any required withholding. The Compensation Committee may permit the participant to elect to have withheld from the shares issuable to him or her with respect to an option or restricted stock the number of shares with a value equal to the required tax withholding amount.

Aggregated Option/Sar Exercised And Fiscal Year-End Option/Sar Value Table

None of our named executive officers exercised options or SARs during the last fiscal year.

Long Term Incentive Plans

No Long Term Incentive awards were granted in the last fiscal year.

BOARD OF DIRECTORS

Our directors who are employees do not receive any compensation from us for services rendered as directors. We have not yet determined what consideration our outside directors will receive for their service on our Board, however, we currently anticipate that they will be compensated for their service and will receive additional compensation for serving on our board committees and/or for serving as Chairman of such committees. Additionally, although we do not currently provide stock based compensation to our outside directors, in the future we may grant outside directors incentive-based stock compensation.

BOARD COMMITTEES

We currently have five committees appointed by our Board of Directors:

     o Audit Committee, which is comprised of Douglas MacLellan (Chair), Robert Rooks and Ian Fraser.

     o Finance Committee, which is comprised of Mark Elenowitz (Chair), Douglas MacLellan and Robert Saunders.

     o Compensation Committee, which is comprised of Ian Fraser (Chair), Mark Elenowitz and Doug MacLellan.

     o Disclosure Committee, which is comprised of Douglas MacLellan (Chair), Robert Saunders and Michael Boswell.

     o Nominating Committee, which is comprised of Robert Saunders (Chair), Douglas MacLellan and Robert Rooks.

EMPLOYMENT AGREEMENTS

In June 2005, we entered into an employment agreement with Robert Saunders, our Chairman, CEO and President. Mr. Saunders will serve at the pleasure of the Board of Directors. Mr. Saunders' compensation will be $60,000 (USD) per annum for his services as our President. Following the receipt of at least $5,000,000
(USD) min outside funding, Mr. Saunders will receive an additional $10,000 per month for his services as Chairman and, thereafter, $20,000 per month provided that we achieve gross revenues of at least $20,000,000 (USD) for our most recent fiscal year and continuing as long as we maintain gross revenues of at least $20,000,000 (USD) for each successive fiscal year. If we fail to achieve gross revenue of $20,000,000 (USD) in a successive fiscal year, Mr. Saunders compensation as Chairman shall be reduced to $10,000 (USD) per month. Additionally, we agreed to grant Mr. Saunders a signing bonus of $150,000 (USD) to be paid upon the closing of at least $3,500,000 in new third party financing. We are discussing possible restructuring/payment terms until such time that we become significantly cash flow positive for its operations.


                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable.


As of August 4, 2006, we had a total of 20,983,260 shares of common stock and 7,887,999 shares of preferred stock issued and outstanding, which are our only issued and outstanding voting equity securities. However, our Series A Preferred Stock does not have any voting rights except with respect to specified transactions that may affect the rights, preferences, privileges or voting power of the Series A Preferred Stock and except as otherwise required by Nevada law. (For further information regarding the preferred stock see "Description of

Securities - Series A Preferred Stock.") At the date of this Prospectus, each share of our Series A Preferred Stock is convertible into one share of common stock.

The following table sets forth, as of August 4, 2006: (a) the names and addresses of each beneficial owner of more than five percent (5%) of our common stock and Preferred Stock (taken together as one class) known to us, the number of shares of common stock and Preferred Stock beneficially owned by each such person, and the percent of our common stock and Preferred Stock so owned; and
(b) the names and addresses of each director and executive officer, the number of shares our common stock and Preferred Stock beneficially owned, and the percentage of our common stock and Preferred Stock so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of our common stock and Preferred Stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock and Preferred Stock, except as otherwise indicated.



                                     Amount and Nature of          Percentage
 Name and Address                    Beneficial Ownership          Of Voting of
                                                                  Securities (1)

Robert Saunders                             9,900,000                34.29%
Chairman, President and CEO
5552 West Island Highway
Qualicum Beach, British Columbia
Canada V9K 2C8

Douglas C. MacLellan                        1,040,000                 3.60%
Vice Chairman
8324 Delgany Avenue
Playa del Ray, CA 90293

Mark Elenowitz                              1,238,000 (2)             4.29%
Director
400 Professional Drive
Suite 310
Gaithersburg, MD 20879

Dr. Robert Rooks                              300,000                 1.04%
Director
912 Pine Avenue
Huntington Beach, CA 90293
                                              800,000                 2.77%
Ian Fraser
Director
3056 West 2nd Avenue
Vancouver, British Columbia
Canada V6T 1E9


Michael Boswell                               938,000 (3)             3.25%

                                     Amount and Nature of          Percentage
 Name and Address                    Beneficial Ownership          Of Voting of
                                                                  Securities (1)

Director and
Acting Chief Accounting Officer
400 Professional Drive
Suite 310
Gaithersburg, MD 20879

Victor Bolton                                       0                 0.0%
345-916 W. Broadway
Vancouver, BC V5Z1K7

Darryl Horton                                       0                 0.0%
33568 Eagle Mountain Drive
Abbortsford, BC V3G2X7

All directors and officers as
a group (8 persons)                       14,216,000                49.24%

----------------

(1) All Percentages have been rounded up to the nearest one hundredth of one percent.
(2) Mr. Elenowitz is a one hundred (100%) percent shareholder of MHE, Inc., which owns 18,000 shares of our voting stock. Additionally, MHE, Inc. is a forty percent (40%) member of TriPoint Capital Advisors, LLC, which owns 3,000,000 shares of our voting stock. Mr. Elenowitz owns 20,000 shares of our voting stock directly. Therefore, Mr. Elenowitz beneficially owns 1,240,000shares of our voting stock.
(3) Mr. Boswell and his wife jointly own Invision, LLC, which owns 38,000 shares of our voting stock. Additionally, Invision, LLC is a thirty percent (30%) member of TriPoint Capital Advisors, LLC, which owns 3,000,000 shares of our voting stock. Therefore, Mr. Boswell beneficially owns 938,000 shares of our voting stock

CHANGES IN CONTROL

On August 15, 2005, we completed a Share Exchange with Edgewater Foods International, Inc., the parent company of Island Scallops Ltd. an aquaculture company located in Vancouver Island, British Columbia. As a result of the Share Exchange, Edgewater became our wholly owned subsidiary. The shareholders of Edgewater now own the majority of our voting stock. To accomplish the Share Exchange, we issued an aggregate of 19,000,000 shares of our common stock in exchange for all of the issued and outstanding capital stock of Edgewater from the shareholders of Edgewater. The shares issued to the Edgewater Shareholders were issued to 17 accredited investors pursuant to a claim of exemption under
Section 4(2) of the Securities Act of 1933, as amended for issuances not involving a public offering. Additionally, as a condition of the Share Exchange,
E. Lee Murdoch, our controlling shareholder prior to the Share Exchange, agreed to cancel 2,300,000 shares of our common stock upon close of the Share Exchange.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Dr. Kristina Miller, our Chief Scientific Advisor is Robert Saunders, our Chairman, CEO and President's wife.

We are party to a consulting agreement with TriPoint Capital Advisors, LLC, a company in which Mark Elenowitz, a director and one of our significant shareholders, indirectly owns a 40% interest. Michael Boswell, our acting Chief Accounting Officer and one of our directors, indirectly owns a 30% interest in

TriPoint Capital Advisors, LLC. Louis Taubman, our outside corporate and securities counsel also indirectly owns an interest (30%) in TriPoint Capital Advisors, LLC. We are currently negotiating a flat monthly fee for legal services with the Law Offices of Louis E. Taubman, PC. We are also currently negotiating a flat monthly fee for certain advisory services provided by
TriPoint Capital Advisors, LLC. Additionally, our corporate offices in Gaithersburg, Maryland are currently provided by Tripoint Holdings, LLC, the parent company of Tripoint Capital Advisors, LLC, at no cost to us.


                            DESCRIPTION OF SECURITIES

Our authorized capital consists of 100,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share. As of August 4, 2006, there were outstanding 20,983,260 shares of our common stock outstanding and 7,887,999 shares of our preferred stock.


COMMON STOCK

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. The holders of common stock are entitled to receive such dividends, if any, as may be declared from time to time by the Board of Directors, in its discretion, from funds legally available therefore. Upon liquidation or dissolution, the holders of our common stock are entitled to receive, pro rata, assets remaining available for distribution to stockholders. The common stock has no cumulative voting, preemptive or subscription rights and is not subject to any future calls. There are no conversion rights or redemption or sinking fund provisions applicable to the shares of common stock. All the outstanding shares of common stock are fully paid and nonassessable. There are no provisions in our Articles of Organization or Bylaws that would delay, defer or prevent a change in control.

PREFERRED STOCK

Our Board of Directors will be authorized, without further action by the shareholders, to issue, from time to time, up to 10,000,000 shares of preferred stock in one or more classes or series. Similarly, our Board of Directors will be authorized to fix or alter the designations, powers, preferences, and the number of shares which constitute each such class or series of preferred stock. Such designations, powers or preferences may include, without limitation, dividend rights (and whether dividends are cumulative), conversion rights, if any, voting rights (including the number of votes, if any, per share), redemption rights (including sinking fund provisions, if any), and liquidation preferences of any unissued shares or wholly unissued series of preferred stock. As of the date of this filing, we have designated 8,000,000 shares of our authorized preferred stock as Series A Convertible Preferred Stock.

Series A Preferred Stock

Our Board of Directors of has designated 8,000,000 shares of our authorized preferred stock as Series A Convertible Preferred Stock. The principal terms of the preferred stock are as follows:

 Voting. Except with respect to specified transactions that may affect the rights, preferences, privileges or voting power of the Series A Preferred Stock and except as otherwise required by Nevada law, the Series A Preferred Stock has no voting rights. We shall not affect such specified transactions, which include authorizing, creating, issuing or increasing the authorized or issued amount of any class or series of stock, ranking pari passu or senior to the Series A Preferred Stock, with respect to the distribution of assets on liquidation, dissolution or winding up, without the affirmative vote or consent of the holders of at least 75% of the shares of the Series A Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting, in which the holders of the Series A Preferred Stock vote separately as a class. The common stock into which the Series A Preferred Stock is convertible shall, upon issuance, have all of the same voting rights as other issued and outstanding common stock and none of the rights of the Series A Preferred Stock.

         Dividends. The holders of record of shares of Series A Preferred Stock are entitled to receive, out of any assets at the time legally available therefor and when and as declared by the Board of Directors, dividends at the rate of 8% per annum in shares of our common stock. The number of shares of common stock to be issued to the holder shall be an amount equal to 90% of the quotient of (i) the dividend payment divided by (ii) the average of the daily volume weighted average price (VWAP) of our common stock for such date on the OTC Bulletin Board for the 20 trading days immediately preceding the date the dividend payment is due, but in no event less than $0.65. Dividends on the Series A Preferred Stock are cumulative, accrue and are payable semi-annually. Dividends on the Series A Preferred Stock are prior and in preference to any declaration or payment of any distribution on any outstanding shares of junior stock. So long as any shares of Series A Preferred Stock are outstanding, we will not declare, pay or set apart for payment any dividend or make any distribution on any junior stock (other than dividends or distributions payable in additional shares of junior stock), unless at the time of such dividend or distribution we shall have paid all accrued and unpaid dividends on the outstanding shares of Series A Preferred Stock.

         Conversion. At any time on or after the issuance date, the holder of any such shares of Series A Preferred Stock may, at the holder's option, elect to convert all or any portion of the shares of the Series A Preferred Stock held by such person into a number of fully paid and nonassessable shares of common stock equal to the quotient of (i) the liquidation preference amount ($0.75) of the shares of Series A Preferred Stock being converted plus any accrued but unpaid dividends divided by (ii) the conversion price, which initially is $0.75 per share, subject to certain adjustments.

         If within 3 business days of our receipt of an executed copy of a conversion notice the transfer agent shall fail to issue and deliver to a holder the number of shares of common stock to which such holder is entitled upon such holder's conversion of the Series A Preferred Stock or to issue a new preferred stock certificate representing the number of shares of Series A Preferred Stock to which such holder is entitled, we shall pay additional damages to such holder on each business day after such 3rd business day that such conversion is not timely effected in an amount equal 0.5% of the product of (A) the sum of the number of shares of common stock not issued to the holder on a timely basis and to which such holder is entitled and, in the event we failed to deliver a preferred stock certificate to the holder on a timely basis, the number of shares of common stock issuable upon conversion of the shares of Series A Preferred Stock represented by such certificate, as of the last possible date which we could have issued such certificate to such holder timely and (B) the closing bid price of our common stock on the last possible date which we could have issued such common stock and such certificate, as the case may be, to such holder timely. If we fail to pay those additional damages within 5 business days of the date incurred, then such payment shall bear interest at the rate of 2.0% per month (pro rated for partial months) until such payments are made.

         The conversion price of the Series A Preferred Stock may be adjusted in the event of (i) combination, stock split, or reclassification of the common stock; (ii) capital reorganization; (iii) distribution of dividends; or (iv) the issuance or sale of additional shares of common stock or common stock equivalents.

         Liquidation. In the event of the liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to receive, out of our assets available for distribution to its stockholders, an amount equal to $0.75 per share or the liquidation preference amount, of the Series A Preferred Stock plus any accrued and unpaid dividends before any payment shall be made or any assets distributed to the holders of the common stock or any other junior stock. If our assets are not sufficient to pay in full the liquidation preference amount plus any accrued and unpaid dividends payable to the holders of outstanding shares of the Series A Preferred Stock and any series of preferred stock or any other class of stock ranking pari passu, as to rights on liquidation, dissolution or winding up, with the Series A Preferred Stock, then all of said assets will be distributed among the holders of the Series A Preferred Stock and the other classes of stock ranking pari passu with the Series A Preferred Stock, if any, ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. The liquidation payment with respect to each outstanding fractional share of Series A Preferred Stock shall be equal to a ratably proportionate amount of the liquidation payment with respect to each outstanding share of Series A Preferred Stock. All payments pursuant thereto, shall be in cash, property (valued at its fair market value as determined by an independent appraiser reasonably acceptable to the holders of a majority of the Series A Preferred Stock) or a combination thereof; provided, however, that no cash shall be paid to holders of junior stock unless each holder of the outstanding shares of Series A Preferred Stock has been paid in cash the full Liquidation Preference Amount plus any accrued and unpaid dividends to which such holder is entitled as provided herein. After payment of the full liquidation preference amount plus any accrued and unpaid dividends to which each holder is entitled, such holders of shares of Series A Preferred Stock will not be entitled to any further participation as such in any distribution of our assets.

WARRANTS

Series A-D and E-H Warrants


         Each A-D Warrant allows its holder to purchase one share of common stock for $1.15, $1.35, $1.85, $2.25 respectively, subject to adjustment, until five years after the date of issuance. The E-H Warrants have the same pricing and term as the A-D Warrants. As of August 4, 2006 there were 19,552,020 Warrants outstanding.


         In the event that our registration statement is not effective, as required by the registration rights agreement between us and investors, holders would also be permitted exercise the warrants through a cashless exercise using the following formula:
                  X = Y - (A)(Y)
                          ------
                            B

           Where  X = the  number of  shares  of  common  stock to be issued to the holder.

                  Y = the number of shares of common stock purchasable upon
                      exercise of all of the Warrant or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised.

                  A = the exercise price of the Warrant.

                  B = the closing bid price of one share of our common stock.

         The exercise price of the Warrants and the number of shares of common stock purchasable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events. Such events include recapitalizations or consolidations, combinations of our common stock, dividends payable in our common stock, and the issuance of rights to purchase additional shares of our common stock or to receive other securities convertible into additional shares of common stock.

         Pursuant to the terms of the Warrants, we shall not effect the exercise of any Warrants, and no person who is a holder of any Warrant shall have the right to exercise their Warrants, to the extent that after giving effect to such exercise, such person would beneficially own in excess of 9.99% of the then outstanding shares of our common stock.

         No fractional shares of common stock issuable upon exercise of the Warrants will be issued in connection with any exercise, but in lieu of such fractional shares, we shall round the number of shares to be issued upon exercise up to the nearest whole number of shares.

         The Warrants expire at the close of business on the fifth anniversary of the date of issuance.

Series J Warrants

         Each Warrant allows its holder to purchase one share of common stock for $0.5625, subject to adjustment, until one year after the date of issuance. As of August 4, 2006 there were 1,888,000 Warrants outstanding.


         In the event that our registration statement is not effective, as required by the registration rights agreement between us and investors, holders would also be permitted exercise the Warrants through a cashless exercise using the following formula:
                  X = Y - (A)(Y)
                          ------
                            B

            Where X = the  number of  shares  of  common  stock to be issued to the Holder.

                  Y = the  number of shares of common  stock  purchasable
                      upon exercise of all of the Warrants or, if only a portion of the Warrant is being exercised, the portion of the Warrant being exercised.

                  A = the exercise price of the Warrant.

                  B = the closing bid price of one share of our common stock.


         The exercise price of the Warrants and the number of shares of common stock purchasable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events. Such events include recapitalizations or consolidations, combinations of our common stock, dividends payable in our common stock, and the issuance of rights to purchase additional shares of our common stock or to receive other securities convertible into additional shares of common stock.

         Pursuant to the terms of the Warrants, we shall not effect the exercise of any Warrants, and no person who is a holder of any Warrant shall have the right to exercise their Warrants, to the extent that after giving effect to such exercise, such person would beneficially own in excess of 9.99% of the then outstanding shares of our common stock.

         No fractional shares of common stock issuable upon exercise of the Warrants will be issued in connection with any exercise, but in lieu of such fractional shares, we shall round the number of shares to be issued upon exercise up to the nearest whole number of shares.

         The Warrants expire at the close of business on the first anniversary of the date of issuance.

DIVIDEND POLICY

         It is the policy of our Board of Directors to retain our earnings for use in our day-to-day operations and expansion of our operations. We have not declared any dividends on our common stock, nor do we intend to declare any dividends in the foreseeable future. The description of our Series A Preferred Stock above, describes the dividend policy associated with such stock.

REGISTRATION RIGHTS


In connection with the issuance of the Series A Preferred Stock and Warrants issued on April 12, 2006, May 30, 2006, June 30, 2006 and July 11, 2006, we
agreed to file the current registration statement with the Securities and Exchange Commission to register for resale the shares of common stock issuable upon the exercise of the Warrants and conversion of the Series A Preferred Stock. We also agreed to register the shares of common stock underlying the placement consultant warrants we issued pursuant to that same financing.



TRANSFER AGENT

         The transfer agent for our common stock is EMPIRE STOCK TRANSFER INC. at 7251 West Lake Mead Blvd., Suite 300, Las Vegas, NV 89128, 702.562.4091, Fax 702.562.4081.


                            MARKET FOR COMMON EQUITY
                         AND RELATED SHAREHOLDER MATTERS

The common stock is currently quoted on the over-the-counter Bulletin Board under the symbol "EDWT."

The following table sets forth the quarterly high and low bid prices for the common stock since the quarter ended March 31, 2004. The prices set forth below represent inter-dealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions.

FISCAL 2003                                             HIGH           LOW
                                                        ----           ---
  Quarter ended March 31, 2004                        n/a             n/a
  Quarter ended June 30, 2004                         n/a             n/a
  Quarter ended September 30, 2004                    $0.25           $0.25
  Quarter ended December 31, 2004                     $0.25           $0.25
  Quarter ended March 31, 2005                        $0.30           $0.25
  Quarter ended June 30, 2005                         $0.55           $0.30
  Quarter ended August 31, 2005                       $1.95           $0.52
  Quarter ended November 30, 2005                     $2.00           $1.35
  Quarter ended February 28, 2006                     $1.64           $1.10
  Quarter ended May 31, 2006                          $1.45           $0.80


At August 4, 2006, the closing bid price of the common stock was $1.40 and we had approximately 50 record holders of our common stock. This number excludes any estimate by us of the number of beneficial owners of shares held in street name, the accuracy of which cannot be guaranteed.


We have not paid cash dividends on any class of common equity since formation and we do not anticipate paying any dividends on our outstanding common stock in the foreseeable future.



SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as of August 31, 2005 with respect to compensation plans (including individual compensation arrangements) under which our securities are authorized for issuance:

------------------------------- ---------------------------- ---------------------------- ----------------------------
Plan Category                   Number of securities to be   Weighted average exercise    Number of securities
                                issued upon exercise of      price of outstanding         remaining available for
                                outstanding options,         options, warrants and        future issuance under
                                warrants and rights          rights                       equity compensation plans
                                                                                          (excluding securities
                                                                                          reflected in column (a))

                                           (a)                           (b)                         (c)
------------------------------- ---------------------------- ---------------------------- ----------------------------

Equity    Compensation   plans            282,000                       $1.50                     4,718,000*
approved by security holders
------------------------------- ---------------------------- ---------------------------- ----------------------------
Equity  compensation plans not              N/A                          N/A                          N/A
approved by security holders
------------------------------- ---------------------------- ---------------------------- ----------------------------
Total                                     282,000                       $1.50                      4,718,000
------------------------------- ---------------------------- ---------------------------- ----------------------------


*As of January 1 of each year, commencing with the year 2006 and ending with the year 2008, the aggregate number of shares available for granting Awards under the Equity Plan shall automatically increase by a number of Shares equal to the lesser of (x) 5% of the total number of Shares then outstanding or (y) 1,000,000.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with our financial statements and the notes thereto which appear elsewhere in this report. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors. Readers should also carefully review factors set forth in other reports or documents that we file from time to time with the Securities and Exchange Commission.


OVERVIEW

In the second quarter of 2006, we started harvesting our 2004 year class of scallops and began inspecting our 2005 year class of scallops as we prepare to begin moving these scallops to their final grow-out stage in the second half of 2006. We refer to the year-class of scallops based on when the scallops were spawned. Generally, the harvest occurs approximately 22 to 24 months after spawning of the scallops. Originally, we planned to ear-hang our entire 2005 scallop crop, but after inspection of growth rates of the 2004 ear-hang crops and an analysis of labor costs of ear-hanging versus the cost of additional nets we decided to use nets for the final grow-out stage of the 2005 crop.

The 2005 year-class scallops are currently maturing in our tenured growing sites and joint venture locations. We are currently preparing our farm sites for the transfer of these scallops to their final stage large grow-out nets. This transfer will be completed during the summer of 2006 and we anticipate commencing harvesting up to approximately 4 million 2005 year-class scallops during April of 2007. The 2006 year-class scallop spawning season commenced in March of 2006 and was completed in April 2006. The scallop brood-stock conditioning for these spawning began in mid-December 2005. We expect to begin harvesting the 2006 year-class scallops during the Spring of 2008, however, we could begin harvesting portions of the class sooner if mortality (at various points of the growth cycle) are significantly better than our current projection or if growth rates are substantially higher. We anticipate that of the over 350 million larvae that were spawned, at least 10 million scallops could reach full maturity and thus be harvested. The use of DNA based family analysis started in 2005 will continue through 2006, with the goal of breeding high meat yield scallops.


As a result of the above, we believe that the 2005 scallop-class will produce at least $5.5 million of revenue over a twelve month period beginning in April of 2007. We anticipate that the harvest of our 2006 scallop class will eventually result in total revenue of at least $14.0 million over the twelve month period beginning in April 2008. If our mortality rates are better than our current projections, our revenues from the 2005 and 2006 scallop class could be higher, however, conversely if our mortality rates are worse than we anticipate our revenues for this period could be lower than we anticipate. In the near term, the sales of the remainder of our 2004 scallop class between October 2006 and March 2007 are expected to produce more the $1.0 million of revenue. Additionally, we plan on generating additional revenues via the sale of scallop and possibly other shellfish seed.


LIQUIDITY AND CASH RESOURCES.


At May 31, 2006 we had a cash balance of approximately $1,372,000. During the three months ended May 31, 2006 we completed two private equity financings that resulted in net proceeds of approximately $2,332,000. These financings contain warrants which if fully exercised could raise approximately an additional $20,470,000. Prior to the three months ended May 31, 2006, our recent expansion had been largely funded by a short term note with a maximum limit of approximately $1,451,000. Previously, we have also relied on short term loans from certain shareholders to assist with our working capital needs and to meet short term cash requirements. We used a portion of our recent private equity financing to repay these short term loans and as a result we will be able to deploy the bulk of the proceeds from our financing toward our business strategy.


As a result of our recent series of financings (April 12, May 30 and June 30 and July 11), we received net procceeds of approximately $4.99 million. After repaying the short term note that provided the capital for initial expansion, we believe that we will have adequate funding to execute our planned scallop expansion and our related business strategy in the upcoming fiscal year. We currently have sufficient cash to maintain operations at their present level through the next fiscal year and until such a time that projected scallops sales will be sufficient enough to maintain and grow our scallop operations.

In order to launch our planned commercialization of sablefish in the next two to three years, we will require at least $5.0 million of additional capital to finance this product. In the event that all of the warrants associated with the aforementioned financing were called and converted we would receive net proceeds of approximately $34.350 million. If we are not able to raise additional capital through warrant exercises, we will need to seek other sources of capital for our planned sablefish expansion. Alternatively, we could choose to focus solely on our scallop operations and minimize the need for any additional capital.


SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the acquired entities since their respective dates of acquisition. All significant inter-company amounts have been eliminated.

Cash and equivalents

Cash and equivalents include cash, checks issued in excess of funds on deposit, bank indebtedness, and highly liquid short term market investments with terms to maturity of three months or less.

Accounts receivable

Accounts receivable is presented net of allowance for doubtful accounts. The allowance for doubtful accounts reflects estimates of probable losses in accounts receivable. The allowance is determined based on balances outstanding for over 90 days at the period end date, historical experience and other current information.

Loans receivable

Loans receivable is presented net of an allowance for loan losses, as necessary. The loans are written off when collectibility becomes uncertain.

Inventory

The Company maintains inventories of raw materials for its aquaculture products, of biomass (inventory of live aquaculture product being actively cultivated), and of finished goods (aquaculture product ready for sale).

Raw materials are reported at the lesser of purchase cost and estimated net realizable value.

Biomass and finished goods are reported at the lesser of cost and estimated net realizable value. Cost includes direct and reasonably attributable indirect production costs related to hatchery, cultivation, harvesting, and processing activities. Carrying costs per unit are determined on a weighted average basis.

Long term investments

Long term investments are recorded at cost. The Company reviews its investments periodically to assess whether there is an "other than temporary" decline in the carrying value of the investment. The Company considers whether there is an absence of an ability to recover the carrying value of the investment by reference to projected undiscounted future cash flows for the investment. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Intangible assets

Intangible assets are recorded at cost. Cost is amortized over the estimated useful life of the asset unless that life is determined to be indefinite.

Intangible assets not subject to amortization are tested for impairment on at least an annual basis. If the fair value of the intangible asset is determined to be less than the carrying amount, an impairment loss is recognized in the amount of that difference.

Intangible assets subject to amortization are reviewed for impairment in accordance with the provisions applying to long-live assets.

Property, plant, and equipment

Property,   plant,   and  equipment  are  recorded  at  cost  less   accumulated
amortization and are amortized in the following manner based on estimated useful lives:

         Buildings                                   4% - 5% declining balance
         Seawater piping and tanks                   6% declining balance
         Boats                                       15% declining balance
         Field equipment                             20% declining balance
         Office equipment                            20% declining balance
         Vehicles                                    30% declining balance
         Computer equipment                          30% declining balance

Impairment of long-lived assets

The Company monitors the recoverability of long-lived assets, including property and equipment and intangible assets, based upon estimates using factors such as expected future asset utilization, business climate, and undiscounted cash flows resulting from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to the estimated net recoverable amount, in the period in which it is determined likely that the carrying amount of the asset wilt not he recoverable.

Government assistance

Government assistance received by the Company, such as grants, subsidies, and tax credits, is recorded as a recovery of the appropriate related expenditure in the period that the assistance is received.

The Company has received government assistance in the foam of loans, for which repayment may not be required if the Company fails to meets sufficient future revenue levels to repay these loans based on a percentage of gross sales for certain products over a defined period of time. Such assistance received by the Company is initially recorded as a liability, until such time as all conditions for forgiveness are met, and is then recognized as other income in that period.

Farm license costs

The Company must pay annual license costs in respect to government-granted tenures that it holds, which give the Company the right to use certain offshore ocean waters for the purpose of aquaculture farming. Such license costs are recognized as an expense when incurred.

Research and development costs

Development costs include costs of materials, wages, and reasonably attributable indirect costs incurred by the Company which are directly attributable to the development of hatchery techniques for sablefish and shellfish, these costs are expensed when incurred.

Research costs are expensed when incurred.

Income taxes

The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) ("SPAS 109"), which requires an asset and liability approach to financial accounting for income taxes. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities attributable to the future tax consequences of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of enacted changes in tax laws or tax rates. Deferred income tax assets are recorded in the financial statements if realization is considered more likely than not.

Revenue recognition

The Company recognizes revenue when it is realized or realizable, and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of a contract, the product has been delivered, or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue of the Company is derived principally from the sale of scallops produced by the Company or purchased from third parties, and from the sale of seed and farm supplies to other aquaculture farms.

Revenue from the sale of scallops and other products is recognized upon delivery of the product and invoicing of the customer, assuming collection is considered reasonably assured.

Foreign exchange

The functional currency of our foreign subsidiaries is the local foreign currency. All assets and liabilities denominated in foreign currencies are translated into United States dollars at the exchange rate prevailing on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments resulting from translation of the subsidiaries' accounts are accumulated as a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and have not been significant.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Such estimates include providing for amortization of property, plant, and equipment, and valuation of inventory. Actual results could differ from these estimates.

Derivative Financial Instruments

In connection with the sale of debt or equity instruments, we may sell options or warrants to purchase our common stock. In certain circumstances, these options or warrants may be classified as derivative liabilities, rather than as equity. Additionally, the debt or equity instruments may contain embedded derivative instruments, such as embedded derivative features, which in certain circumstances may be required to be bifurcated from the associated host instrument and accounted for separately as a derivative instrument liability.

The Company accounts for all derivatives financial instruments in accordance with SFAS No. 133. Derivative financial instruments are recorded as liabilities in the consolidated balance sheet, measured at fair value. When available, quoted market prices are used in determining fair value. However, if quoted market prices are not available, the Company estimates fair value using either quoted market prices of financial instruments with similar characteristics or other valuation techniques.

The identification of, and accounting for, derivative instruments is complex. Our derivative instrument liabilities are re-valued at the end of each reporting period, with changes in the fair value of the derivative liability recorded as charges or credits to income, in the period in which the changes occur. For options, warrants and bifurcated embedded derivative features that are accounted for as derivative instrument liabilities, we estimate fair value using either quoted market prices of financial instruments with similar characteristics or other valuation techniques. The valuation techniques require assumptions related to the remaining term of the instruments and risk-free rates of return, our current common stock price and expected dividend yield, and the expected volatility of our common stock price over the life of the option. The identification of, and accounting for, derivative instruments and the assumptions used to value them can significantly affect our financial statements.

Derivative financial instruments that are not designated as hedges or that do not meet the criteria for hedge accounting under SFAS No. 133 are recorded at fair value, with gains or losses reported currently in earnings. All derivative financial instruments held by the Company as May 31, 2006 were not designated as hedges.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.

INVESTMENTS IN TENURES AS COMPARED TO ESTIMATED MARKET VALUE OF TENURES

As of February 28, 2006, we currently carry our investment in Island Scallops' tenures at $3,486. This amount represents the initial carrying costs of certain tenures acquired by Island Scallop's subsidiary. These tenures do not expire until various dates ranging from 2021 - 2024, however, we believe that they have an indefinite useful life because renewal on expiration is anticipated. The area available for shellfish aquaculture within Baynes Sound is fully subscribed, and as a result new tenures are not available through the Canadian Provincial application and review process. The shellfish companies within the Sound are also well established and sales of tenures are quite rare, making the assessment of the market value for the Island Scallops tenures difficult. Historical sales and government auction of tenures have received as much as $300,000 (CDN) for a small beach tenure (less than 4 acres) and $65,000 (CDN) for a small deepwater tenure without infrastructure. The few tenures on the market over the previous 12 months suggest that the current market value is approximately $10,000 to $25,000 (CDN) per acre. Based on listings of tenures on the coast of British Columbia, discussions with local shellfish growers and individuals from the BC Assets and Land Corporation, and an independent appraisal (commissioned by Island Scallops) that recently estimated the value of our roughly 1018 acres of tenures (in November 2005), the value is estimated to be approximately $8,600,000. After the recent approval of the expansion of two of our tenures, the estimated market value of our overall tenures increased to roughly
$11,060,000. If our planned expansion of our Deep Water tenure from bottom seeding to long line culture is approved, we believe the total value of our tenures to increase to over $17.5 million. The estimated market value is based on the size, location and whether they are beach or deepwater in nature. In addition, the valuation method used assumes that smaller farms have a higher value per acre than larger tenures. Given the variable nature of the shellfish tenures market, the actual value that we receive from the sale of a tenure or a partial tenure could vary significantly from these estimated values.

Although we cannot determine the exact amount we would ultimately receive from the sale of our tenure(s), based upon the information stated above we expect to receive more than the carrying cost ($3,486) from such sale. Accordingly, the carrying cost of our tenures is not indicative of their actual value. This analysis indicates our cash generating capabilities after considering investments in capital assets necessary to maintain and enhance existing operations.


COMPARISON OF RESULTS FOR THE FISCAL YEAR ENDED AUGUST 31, 2005, TO THE FISCAL YEAR ENDED AUGUST 31, 2004.

Revenues. Revenues for the fiscal year ended August 31, 2005, were approximately $316,000. We had revenues of approximately $450,000 for the fiscal year ended August 31, 2004. This is a decrease of approximately $134,000 or 30%. In 2005, the majority of our revenue resulted from the sale of scallops. The decrease in our revenue from 2004 to 2005 was due to increased emphasis on the development and production of larger 2005 and 2006 scallop crops. Management believes that our emphasis on expansion of future crops will yield a significant increase in revenues in 2006 and beyond.

Gross profit (loss). Gross loss for the year ended August 31, 2005, was approximately $51,000, a decrease of approximately $29,000 as compared to gross loss of roughly $80,000, for the year ended August 31, 2004. The decrease in the amount of gross loss was mainly attributable to management's decision to recognize the recoverable inventory costs and no longer assign assigned nil carrying amount to the biomass inventor of scallops. Management believed that, given the projected increase in upcoming annual crops, the capital costs associated with inventory could be recovered and the net realizable value was determined to be greater than the cost incurred. Furthermore, Management of the Company believed that as of August 31, 2005 the Company had an adequate history of successful sales to justify recognition of recoverable inventory costs. Previously, the Company had assigned nil carrying amount to the biomass inventor of scallops.

General and administrative. General and administrative expenses for the fiscal year ended August 31, 2005, were approximately $221,000. Our general and administrative expenses were approximately $95,000 for the fiscal year ended August 31, 2004. This is an increase of approximately $126,000 or 133%. Our general and administrative expenses for the year ended August 31, 2005 were attributable to costs associated with establishing, building, and supporting our infrastructure and included various consulting costs, legal and accounting fees, overhead, realized stock compensation and salaries. We anticipate that these costs will rise as we continue to expand our operations.

Stock compensation expense. During the year ended August 31, 2005, our Board of Directors authorized the issuance of shares of our restricted common stock to an individual who would provide services to Edgewater Foods International, Inc. Based upon the common stock trading price at the times of issuance, and FASB rules, we were required to incur non-cash expenses for the issuance of stock of approximately $10. As these shares were issued by Edgewater in June 2005 prior to the share exchange, these shares were valued based on the par value, $0.0001 of the stock at time of issuance and we recorded a $10 stock compensation expense for the issuance of these shares during the year ended August 31, 2005 and $0 for the issuance of these shares during the year ended August 31, 2004.

Other income (expense), net. Interest income for the year ending August 31, 2005 was approximately $2,600. Interest expense for the year ending August 31, 2005 was approximately $81,000. Interest expense for the year ending August 31, 2004 was approximately $32,000. As a result, other expense for the year ending August 31, 2005 was approximately $78,000 as compared to approximately $32,000 for the year ending August 31, 2004. This is a increase in expenses of approximately $46,000 primarily attributed to expenses related to the expansion of the Company's scallop crops.

Net profit (loss). As a result of the above, the net loss for the year ended August 31, 2005, was approximately $350,000 as compared to a net loss of approximately $135,000 for the year ended August 31, 2004.


COMPARISON OF RESULTS FOR THE THREE MONTHS AND NINE MONTHS ENDED MAY 31, 2006 TO THE THREE AND SIX MONTHS ENDED MAY 31, 2005.

Revenues. Revenues for the three months ended May 31, 2006, were approximately $133,000. We had revenues of approximately $35,000 for the three months ended May 31, 2005. This is an increase of approximately $98,000 or 280%. Revenues for the nine months ended May 31, 2006 were approximately $437,000 as compare to $308,000 for the nine months ended May 31, 2005. This was an increase of approximately $129,000 or 42%. For the three and nine month periods ended May 31, 2006 and 2005, the majority of our revenue resulted from the sale of scallops. The slight increase in our revenue from 2005 to 2006 was due to the increased emphasis on the development and production of larger scallops crops in 2005 and continuing into 2006 as opposed to our prior emphasis on selling our scallops earlier in the growth cycle to generate working capital. Management believes that this emphasis on the development and production of larger scallop crops has positioned the company for revenue growth and that our continued emphasis on expansion of future crops should yield a significant increase in revenues in first part of 2007 and beyond.

Gross profit (loss). Gross loss for the three months ended May 31, 2006, was approximately $37,000, an increase of approximately $43,000 as compared to gross profit of roughly $6,000, for the three months ended May 31, 2005. For the nine months ended May 31, 2006, gross loss was approximately $39,000 as compared to a gross profit of $20,000 for the nine months ended May 31, 2005. The increase in the amount of gross loss for the three and nine months ended May 31, 2006 was mainly attributable to management's decision to focus on the expansion and development of larger scallop crops and larger scallop yields for the crop year 2005 and 2006. As a result, we expended a larger portion of our resources on the maintaining, developing and tending our scallop crops in 2005 and 2006 and are only beginning to see the benefits of our efforts in developing larger and profits.

General and administrative. General and administrative expenses for the three months ended May 31, 2006, were approximately $286,000. Our general and administrative expenses were approximately $51,000 for the three months ended May 31, 2005. This is an increase of approximately $235,000. General and administrative expenses for the nine months ended May 31, 2006, were approximately $394,000. Our general and administrative expenses were approximately $123,000 for the nine months ended May 31, 2005. This is an increase of approximately $271,000. Our general and administrative expenses for the three and nine months ended May 31, 2006 were attributable to costs associated with establishing, building, and supporting our infrastructure and included various consulting costs, legal and accounting fees, compensation paid as result of our recent financing, overhead, realized stock compensation and salaries. We anticipate that these costs will rise as we continue to expand our operations.

Stock compensation expense. During the three months ended May 31, 2006, our Board of Directors did not authorize the issuance of shares of our restricted common stock for compensation. As a result, we did not incur any stock compensation expense for the three months ended May 31, 2006.

We did have an expense of approximately $183,00 during the three months ended November 30, 2005. The expense was for two consulting groups who would provide services to us. As such, we incurred a stock compensation expense of approximately $183,000 for the nine months ended May 31, 2006.

Other income (expense), net. Interest expense for the three months ended May 31, 2006 was approximately $54,000. For the three months ended May 31, 2005, we had interest expense of roughly $50,000. Other income for the three months ended May 31, 2006 was approximately $13,000 as opposed to no other income for the three months ended May 31, 2005. The Company recognized a loss of approximately $2,525,000 which was related to the change in the fair value of warrants issued to three accredited investors in conjunction with preferred stock financings on

April 12 and May 30 and the market price of the common stock underlying such warrants at May 31, 2006 No such loss was recorded for the three months ended May 31, 2005. As a result, other expense for the three months ended May 31, 2006 was approximately $2,566,000 as compared to other expense of approximately $50,000 for the three months ended May 31, 2005. This increase was primarily attributed to loss associated with the change in fair value of the recently issued warrants.

Interest expense for the nine months ended May 31, 2006 was approximately $160,000. For the nine months ended May 31, 2005, we had interest expense of roughly $51,000. The Company recognized a loss of approximately $2,525,000 which was related to the change in the fair value of warrants issued to three accredited investors in conjunction with preferred stock financings on April 12 and May 30 and the market price of the common stock underlying such warrants at May 31, 2006 No such loss was recorded for the nine months ended May 31, 2005. Other expense for the nine months ended May 31, 2006 was approximately $501,000 as opposed to no other expense for the nine months ended May 31, 2005. As a result, other expense for the nine months ended May 31, 2006 was approximately $3,186,000 as compared to other expense of approximately $51,000 for the nine months ended May, 2006. This is an increase of more than $3,100,000 is primarily attributed to loss associated with the change in fair value of the recently issued warrants and other expense related to the issuance of 400,000 shares of restricted stock (requiring us to incur non-cash expenses for the issuance of stock of approximately $520,000) to one group in consideration for the extension of the due date on a share term loan to Island Scallops and expenses related to the expansion of our scallop crops and interest expenses related to this term loan.

Net profit (loss). As a result of the above, the net loss for the three and nine months ended May 31, 2006, was approximately $2,929,000 and $3,919,000 as compared to a net loss of approximately $114,000 and $209,000 for the three and nine months ended May 31, 2005. The majority on the increases to the net loss can be attributed to the loss associated with the change in fair value of the recently issued warrants.

                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                      ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no disagreements with our certified public accountants with respect to accounting practices or procedures or financial disclosure.


                                LEGAL PROCEEDINGS


In 1998 Island Scallops entered into an agreement with two purchasers, pursuant to which Island Scallops was to produce and sell geoduck seed to the two purchasers. Island Scallops received advance payments from each of the two purchasers in 2002 totaling approximately $64,140. As a result of breaches of the purchase agreements by the purchasers, it is our position that we may retain any unused portion of these advance payments.

As of August 31, 2004, one of the two purchasers had claimed that Island Scallops owed it amounts totaling $85,888. Since it is our position that the purchasers breached their agreements with Island Scallops, we have no intention of seeking a settlement of this matter at this time. We are unaware of any formal proceedings that may have been commenced by either of these two purchasers in regard to any claims that they may have.

Other than as set forth herein, we are not a party to any material legal proceeding and to our knowledge, no such proceeding is currently contemplated or pending.

                                     EXPERTS

The financial statements included in the Prospectus have been audited by LBB & Associates LTD, LLP independent certified public accountants to the extent and for the periods set forth in their report appearing elsewhere herein and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.


                                  LEGAL MATTERS

Law Offices of Louis E. Taubman, P.C., has passed upon the validity of the securities being offered hereby.


            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

Our Articles of Incorporation include provisions, which limit the liability of our directors. As permitted by applicable provisions of the Nevada Law, directors will not be liable to us for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. This limitation does not affect liability for any breach of a director's duty to us or our shareholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that the director believes to be contrary to our best interests or our shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his or her duty to us or our shareholders, or that show a reckless disregard for duty to us or our shareholders in circumstances in which he or she was, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to us or our shareholders, or (iii) based on transactions between us and our directors or another corporation with interrelated directors or based on improper distributions, loans or guarantees under applicable sections of Nevada Law. This limitation of directors' liability also does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                       WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form SB-2 with the SEC covering the securities that may be sold under this prospectus. This prospectus does not contain all of the information set forth in the registration statement, and we strongly urge you to read the registration statement in its entirety.

We also file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read or obtain a copy of the registration statement or any other information we file with the SEC at the SEC's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC web site at www.sec.gov, which contains our reports, proxy and information statements, and other information we file electronically with the SEC.

                              FINANCIAL STATEMENTS



             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Edgewater Foods International, Inc.
Qualicum Beach, British Columbia, Canada

We have audited the accompanying consolidated balance sheet of Edgewater Foods International, Inc. as of August 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standard require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Edgewater Foods International, Inc. as of August 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with the accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Edgewater will continue as a going concern. As discussed in Note 15 to the financial statements, Edgewater has incurred losses from operations for the year ended August 31, 2005 totaling approximately $272,000, has negative net worth approximating $1,300,000 and current liabilities exceed current assets by a significant amount. Edgewater will require additional working capital to develop its business until Edgewater either (1) achieves a level of revenues adequate to generate sufficient cash flows from operations; or (2) obtains additional financing necessary to support its working capital requirements. These conditions raise substantial doubt about Edgewater's ability to continue as a going concern. Management's plans regard to this matter are described in Note
15. The accompanying financial statements do not include any adjustments that might results from the outcome of these uncertainties.


/s/ LBB & Associates LTD, LLP
------------------------------------------
LBB & Associates LTD, LLP
Houston, Texas
November 16, 2005



                          EDGEWATER FOODS INTERNATIONAL
                           CONSOLIDATED BALANCE SHEET
                            AUGUST 31, 2005 and 2004

                                                                            2005          2004
                                                                      -----------    -----------
                                                                                     (unaudited)

ASSETS

Current assets:
     Cash                                                             $       560         12,910
     Accounts receivable                                                     --           25,416
     Loans receivable                                                        --            2,042
     Inventory                                                            540,126           --

     Other current assets                                                  28,520          7,476
                                                                      -----------    -----------

       Total current assets                                               569,206         47,844

Property, plant and equipment                                           1,096,986        620,636

Loans receivable                                                           20,387         17,051

Investments in tenures                                                      3,356          3,032
                                                                      -----------    -----------

     Total assets                                                     $ 1,689,935    $   688,563
                                                                      ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Checks issued in excess of funds on deposit                      $    38,538    $      --

     Bank indebtedness                                                     65,364           --
     Accounts payable and accrued liabilities                             489,724        276,411
     Short term debt                                                    1,125,141         88,465
     Shareholder debt                                                        --        2,946,789
     Current portion of long term debt                                    959,486        896,336
                                                                      -----------    -----------

     Total Current Liabilities                                          2,678,253      4,208,001

Long term debt                                                            369,632        327,879
                                                                      -----------    -----------

     Total Liabilities                                                  3,047,885      4,535,880
                                                                      -----------    -----------

Stockholders' Equity

     Common stock, no par $0.001, 50,000,000 authorized, 20,585,400
      issued and outstanding at August 31, 2005                             2,059          1,030
     Additional paid in capital                                         3,151,800         (1,029)
     Accumulated deficit                                               (4,341,406)    (3,991,330)
     Accumulated other comprehensive income                              (170,403)       144,012
                                                                      -----------    -----------

     Total Stockholders' Equity                                        (1,357,950)    (3,847,317)
                                                                      -----------    -----------
     Contingent Liabilities
     Total Liabilities and Stockholders' Equity                       $ 1,689,935        688,563
                                                                      ===========    ===========

See accompanying summary of accounting policies and notes to financial statements


                       EDGEWATER FOODS INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      YEARS ENDING AUGUST 31, 2005 and 2004




                                                       2005             2004
                                                   ------------    ------------
                                                                   (unaudited)

Revenue                                            $    315,869    $    449,928
Cost of goods sold                                      366,724         530,319
                                                   ------------    ------------

Gross profit (loss)                                     (50,855)        (80,391)
                                                   ------------    ------------

Income (expenses) from Operations:
      General and administrative expenses              (137,337)        (31,366)
      Salaries and benefits                             (83,653)        (63,349)
       Gain on sale of tenure                              --           112,641
      Loss on settlement of lawsuit                        --           (40,551)
                                                   ------------    ------------

                                Total                  (220,990)        (22,625)
                                                   ------------    ------------


Loss from operations                                   (271,845)       (103,016)
                                                   ------------    ------------

Other income (expense):
      Interest(expense), net                            (80,868)        (31,869)
      Other income                                        2,637            --

                                                   ------------    ------------

                Other income (expense), net             (78,231)        (31,869)
                                                   ------------    ------------

Net income (loss)                                  $   (350,076)   $   (134,885)
                                                   ============    ============

Net income (loss) per Share
      Basic and diluted                            $      (0.03)          (0.01)

Weighted average shares outstanding
      Basic and diluted                              11,899,320      10,300,000


See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements




                       EDGEWATER FOODS INTERNATIONAL, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       FOR THE YEAR ENDED AUGUST 31, 2005


                                                                              Accumulated
                                                                             Other Comprehensive
                                                              Additional       Income -
                                        Common Stock            Paid in      Foreign Exchange      Accumulated
                                 -------------------------
                                  Number          Value         Capital       Adjustment            Deficit         Total
------------------------------- -----------    -----------    -----------    -----------          -----------     -----------

Balance at August 31, 2003       10,300,000    $     1,030    $  (1,029)    $    324,869          $(3,856,445)    $(3,531,575)

Comprehensive loss
  Net income (loss)                                                                                   (134,885)      (134,885)
Foreign exchange adjustment                                                     (180,857)                            (180,857)
                                                                                                                  -----------
Total comprehensive loss                                                                                             (315,742)
                                -----------    -----------    -----------    -----------           -----------    -----------

Balance at August 31, 2004

 (unaduited)                     10,300,000          1,030         (1,029)       144,012            (3,991,330)    (3,847,317)


Comprehensive loss
  Net income (loss)                                                                                   (350,076)      (350,076)
  Foreign exchange adjustment                                                   (314,415)                            (314,415)
                                                                                                                  -----------
Total comprehensive loss                                                                                             (664,491)



Common stock issued for
 services                           100,000             10             --                                                  10

   Common stock issued in
   connection with
   recapitalization               8,600,000            860           (860)                                --              --


   Forgiveness of shareholder
   debt                                                         3,153,848                                           3,153,848

   Common stock issued
   in connection with
   recapitalization               1,585,400            159           (159)


                                -----------    -----------    -----------    -----------           -----------    -----------


Balance at August 31, 2005       20,585,400    $     2,059    $ 3,151,800    $  (170,403)          $(4,341,406)   $(1,357,950)
                                ===========    ===========    ===========    ===========           ===========    ===========



See accompanying summary of accounting policies and notes to financial statements




                       EDGEWATER FOODS INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF CASHFLOWS
                      YEARS ENDED AUGUST 31, 2005 and 2004


                                                                              2005           2004
                                                                          -----------    -----------
                                                                                          (unaudited)

Cash flows from operating activities:

        Net income (loss)                                                 $  (350,076)   $  (134,885)

        Adjustments to reconcile net loss to net cash used in operating activities:
          Depreciation, depletion and amortization                             80,435         39,660
          Common stock issued for services                                         10           --
          Bad debt expense                                                        347           --
          Gain on sale of tenure                                                 --         (112,641)
          Loss on settlement of lawsuit                                          --           40,551

        Changes in current assets and liabilities:
          Accounts receivable                                                  25,069           (557)
          Other current assets                                                (21,044)           489
          Loan receivable                                                      (1,294)          --
          Inventory                                                          (540,126)          --
          Accounts payable                                                    221,644         39,247
          Bank overdrafts                                                      38,538           --
          Deferred revenues                                                      --             --
                                                                          -----------    -----------

Net cash used in operating activities                                        (546,497)      (128,136)
                                                                          -----------    -----------

Cash flows from investing activities:

        Payment in settlement of interest in joint venture                       --          (37,547)
        Proceeds on sale of property, plant and equipment                        --           22,234
        Purchase of property, plant and equipment                            (493,018)        (4,884)
        Proceeds on sale of tenure                                               --          112,641
        Decrease in loans receivable                                             --           13,644
                                                                          -----------    -----------

Net Cash provided by (used in) investing activities                          (493,018)       106,088
                                                                          -----------    -----------

Cash flows from financing activities:

        Line of credit, net                                                     6,591           --
        Proceeds from short term debt                                       1,125,247           --
        Payments on short term debt                                           (38,128)          --
        Proceeds of long term debt                                               --          165,207
        Payment of long term debt                                             (25,408)       (98,238)
        Common stock issued for cash                                              860           --
                                                                          -----------    -----------

Net Cash provided by financing activities                                   1,069,162         66,969
                                                                          -----------    -----------

Foreign currency translation effect                                           (41,997)        (1,153)

Net increase in cash                                                          (12,350)        43,768

Cash, beginning of period                                                      12,910        (30,858)
                                                                          -----------    -----------

Cash, end of period                                                       $       560    $    12,910
                                                                          -----------    -----------

Supplemental disclosure of cash flow information

Net cash paid during the year
     Interest                                                             $    60,000    $    33,182
     Income taxes                                                         $         -    $         -

Non-cash transactions
     Forgiveness of shareholder debt                                      $ 3,153,848    $         -


See accompanying summary of accounting policies and notes to financial statements

                       Edgewater Foods International, Inc.

                   Notes to Consolidated Financial Statements

NOTE 1.  BASIS OF PRESENTATION, ORGANIZATION AND NATURE OF OPERATIONS

Edgewater Foods International Inc., a Nevada Corporation, is the parent company of Island Scallops Ltd., a Vancouver Island aquaculture company. Island Scallops was established in 1989 and for over 15 years has successfully operated a scallop farming and marine hatchery business. Island Scallops is dedicated to the farming, processing and marketing of high quality, high value marine species: scallops and sablefish. Scallop farming is relatively new to North America and Island Scallops is the only producer of both live-farmed Pacific scallops and live sablefish (or blackcod). Given Island Scallops' unique hatchery technology and extensive research and development, we believe that there is no significant competition for the farming of these marine species in our geographic area. Island Scallops is committed to rapidly expanding production and profits while continuing to finance the aggressive growth of the Company and maintaining a healthy respect for the marine environment.

On June 29, 2005, Edgewater Foods International, Inc. ("Edgewater"), a holding private company established under the laws of Nevada in order to acquire assets in the aquaculture industry, issued 10,300,000 shares of common stock in exchange for a 100% equity interest in Island Scallops, Ltd. As a result of the share exchange, Island Scallops, Ltd. become the wholly own subsidiary of Edgewater Foods International, Inc. As a result, the shareholders of Island Scallops owned a majority (54.21%) of the voting stock of Edgewater Foods International, Inc. The transaction was regarded as a reverse merger whereby Island Scallops was considered to be the accounting acquirer as its shareholders retained control of Edgewater Foods after the exchange, although Edgewater is the legal parent company. The share exchange was treated as a recapitalization of Edgewater Foods. As such, Island Scallops, Ltd. (and its historical financial statements) is the continuing entity for financial reporting purposes.

On August 15, 2005, we completed a reverse acquisition of Heritage Management Corporation, a public shell company, as that term is defined in Rule 12b-2 of the Exchange Act, established under the laws of Nevada on June 12, 2000. To accomplish the share exchange we issued 19,000,000 shares of common stock on a one to one ratio for a 100% equity interest in Edgewater Foods. Per the terms of the Share Exchange and Bill of Sale of Heritage Funding Corporation and E. Lee Murdoch, Heritage was delivered with zero assets and zero liabilities at time of closing. Following the reverse acquisition, we changed the name of Heritage Management Corporation to "Edgewater Foods International, Inc." The transaction was regarded as a reverse merger whereby Edgewater was considered to be the accounting acquirer as it retained control of Heritage after the exchange. Although the Company is the legal parent company, the share exchange was treated as a recapitalization of Edgewater. Edgewater is the continuing entity for financial reporting purposes. The Financial Statements have been prepared as if Edgewater had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the acquired entities since their respective dates of acquisition. All significant inter-company amounts have been eliminated.


Cash and equivalents

Cash and equivalents include cash, checks issued in excess of funds on deposit, bank indebtedness, and highly liquid short term market investments with terms to maturity of three months or less.

Accounts receivable

Accounts receivable is presented net of allowance for doubtful accounts. The allowance for doubtful accounts reflects estimates of probable losses in accounts receivable. The allowance is determined based on balances outstanding for over 90 days at the period end date, historical experience and other current information.

Loans receivable

Loans receivable is presented net of an allowance for loan losses, as necessary. The loans are written off when collectibility becomes uncertain.

Inventory

The Company maintains inventories of raw materials for its aquaculture products, of biomass (inventory of live aquaculture product being actively cultivated), and of finished goods (aquaculture product ready for sale).

Raw materials are reported at the lesser of purchase cost and estimated net realizable value.

Biomass and finished goods are reported at the lesser of cost and estimated net realizable value. Cost includes direct and reasonably attributable indirect production costs related to hatchery, cultivation, harvesting, and processing activities. Carrying costs per unit are determined on a weighted average basis.

At August 31, 2005, inventory consisted of the following:

Biomass (Scallops):                         $540,126

Previously, a nil amount was assigned to biomass inventory of scallops (At August 31, 2003 and 2004) as the Company had a recent history of larger negative gross margins in respect to scallop sales and had experience past significant crop failures. The Company wrote off these costs since the net realizable value of the inventory was indeterminable if not zero. However, Management believed that, given the projected increase in upcoming annual crops, the capital costs associated with inventory could be recovered and the net realizable value was determined to be greater than the cost occurred. Furthermore, Management of the Company believed that as of August 31, 2005 the Company has an adequate history of successful sales to justify recognition of recoverable inventory costs. Based on Management's review of Statement of Financial Accounting Standards (FASB) No. 154 (a replacement of APB Opinion No. 20 and FASB Statement No.3), we do not believe that this decision represents a change in an accounting principle. We believe the inventory accounting policy has remained unchanged, but the application of this policy resulted in different results for the period under August 31, 2004 and August 31, 2005.


Long term investments

Long term investments are recorded at cost. The Company reviews its investments periodically to assess whether there is an "other than temporary" decline in the carrying value of the investment. The Company considers whether there is an absence of an ability to recover the carrying value of the investment by reference to projected undiscounted future cash flows for the investment. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Intangible assets

Intangible assets are recorded at cost. Cost is amortized over the estimated useful life of the asset unless that life is determined to be indefinite.

Intangible assets not subject to amortization are tested for impairment on at least an annual basis. If the fair value of the intangible asset is determined to be less than the carrying amount, an impairment loss is recognized in the amount of that difference.

Intangible assets subject to amortization are reviewed for impairment in accordance with the provisions applying to long-lived assets.

Property, plant, and equipment

Property,   plant,   and  equipment  are  recorded  at  cost  less   accumulated
amortization and are amortized in the following manner based on estimated useful lives:

         Buildings                                   4% - 5% declining balance
         Seawater piping and tanks                   6% declining balance
         Boats                                       15% declining balance
         Field equipment                             20% declining balance
         Office equipment                            20% declining balance
         Vehicles                                    30% declining balance
         Computer equipment                          30% declining balance

Impairment of long-lived assets

The Company monitors the recoverability of long-lived assets, including property and equipment and intangible assets, based upon estimates using factors such as expected future asset utilization, business climate, and undiscounted cash flows resulting from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to the estimated net recoverable amount, in the period in which it is determined likely that the carrying amount of the asset will not be recoverable.

Government assistance

Government assistance received by the Company, such as grants, subsidies, and tax credits, is recorded as a recovery of the appropriate related expenditure in the period that the assistance is received.

The Company has received government assistance in the foam of loans, for which repayment may not be required if the Company fails to meet sufficient future revenue levels to repay these loans based on a percentage of gross sales for certain products over a defined period of time., Such assistance received by the Company is initially recorded as a liability, until such time as all conditions for forgiveness are met, and is then recognized as other income in that period.

Farm license costs

The Company must pay annual license costs in respect to government-granted tenures that it holds, which give the Company the right to use certain offshore ocean waters for the purpose of aquaculture farming. Such license costs are recognized as an expense when incurred.

Research and development costs

Development costs include costs of materials, wages, and reasonably attributable indirect costs incurred by the Company which are directly attributable to the development of hatchery techniques for sablefish and shellfish. These costs are expensed when incurred.

Research costs are expensed when incurred.

Income taxes

The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) ("SFAS 109"), which requires an asset and liability approach to financial accounting for income taxes. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities attributable to the future tax consequences of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of enacted changes in tax laws or tax rates. Deferred income tax assets are recorded in the financial statements if realization is considered more likely than not.

Revenue recognition

The Company recognizes revenue when it is realized or realizable, and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of a contract, the product has been delivered, or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue of the Company is derived principally from the sale of scallops produced by the Company or purchased from third parties, and from the sale of seed and farm supplies to other aquaculture farms.

Revenue from the sale of scallops and other products is recognized upon delivery of the product and invoicing of the customer, assuming collection is considered reasonably assured.

Financial instruments

The carrying amount of the Company's financial instruments, which include cash, accounts receivable, loans receivable, checks issued in excess of funds on deposit, bank indebtedness, accounts payable and accrued liabilities, short term debt, shareholder debt, and long term debt approximate fair value. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments unless otherwise noted.

Foreign exchange

The functional currency of the Company's foreign subsidiary is the local foreign currency (Canadian dollars). All assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate prevailing on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments resulting from translation of the subsidiaries' accounts are accumulated as a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and have not been significant.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Such estimates include providing for amortization of property, plant, and equipment, and valuation of inventory. Actual results could differ from these estimates.

Concentration of risk

The Company operates in the regulated aquaculture industry. Material changes in this industry or the applicable regulations could have a significant impact on the Company.

The quality and quantity of the aquaculture products cultivated, harvested and processed by the Company could be impacted by biological and environmental risks such as contamination, parasites, predators, disease and pollution. These factors could severely restrict the ability of the Company to successfully market its products.

During the year ended August 31, 2005, three customers, TriStar, Sea World and Lobsterman, individually accounted for 23%, 17% and 14% or our revenues respectively, and we therefore are materially dependent upon such customers. During the year ended August 31, 2004, TriStar, Summer Breeze and Sea World, individually accounted for 27%, 15% and 10% or our revenues respectively. The Company's ongoing operations are dependent on continued business from these customers.


Stock-based compensation

The Company accounts for stock-based  employee  compensation  arrangements using the  intrinsic  value method in  accordance  with the  provisions  of Accounting
Principles  Board  (APB)  Opinion  No.  25,  "Accounting  for  Stock  Issued  to
Employees,"  and  complies  with  the  disclosure  provisions  of SFAS  No.  123
"Accounting for Stock-Based Compensation," as amended by SFAS No. 148. Under APB
Opinion  No.  25,  compensation  cost  is  generally  recognized  based  on  the difference, if any, on the date of grant between the fair value of the Company's common stock and the amount an employee must pay to acquire the stock.



The Company periodically issues common stock for acquisitions and services rendered. Common stock issued is valued at the estimated fair market value, as determined by management and the board of directors of the Company. Management and the board of directors consider market price quotations, recent stock offering prices and other factors in determining fair market value for purposes of valuing the common stock.

The following table illustrated the effect on net income and earnings per share if Edgewater had applied the fair value recognition provisions of FASB Statement
No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                                            Year Ended
                                                                            August 31,
                                                                       2005               2004


    Net income (loss), as reported                                   $   (350,076)     $   (134,885)

    Add:  Stock based intrinsic value included in report loss                   -                 -

    Less:  Total stock-based employee compensation
    expense determined under the fair value based method
    for all awards                                                       (370,565)                -
                                                                     -------------- -----------------

    Pro-forma net income (loss)                                      $   (720,641)     $   (134,885)
                                                                     -------------- -----------------

    Basis and diluted net loss per share
        As reported                                                         (0.03)            (0.01)
        Pro-forma                                                           (0.06)            (0.01)


The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield $0, expected volatility of 100%, average risk-free interest rate of 4.15%, and expected lives of 10 and 5 years.


Basic and diluted net loss per share

Basic income or loss per share includes no dilution and is computed by dividing net income or loss by the weighted-average number of common shares outstanding for the period. Diluted income or loss per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For all periods presented, diluted loss per share equaled the basic loss per share as all convertible instruments were anti-dilutive.

Recent accounting pronouncements


In November of 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"). SFAS 151 amends the guidance in Accounting Research Bulletin No. 43 (Inventory Pricing) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and waste material. Among other provisions, SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight, and rehandling costs, be recognized as current period charges. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversions be based on normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, and is required to be adopted by the Company in the first quarter of fiscal 2006. In the opinion of Management, the adoption of this statement will not have any impact on the Company's consolidated financial statements.


In December of 2004, the FASB issued Statement of Financial Accounting Standards No, 123 (revised 2004) (Share-Based Payment) ("SFAS 123R"). SFAS 123R is a revision of SFAS 123 (Accounting for Stock-Based Compensation), and supersedes Accounting Principles Beard ("APB") Opinion No. 25 (Accounting for Stock Issued to Employees). SFAS 123R requires that the fair value of employees awards issued, modified, repurchased or cancelled after implementation, under share-based payment arrangements, be measured as of the date the award is issued, modified, repurchased or cancelled. The resulting cost is then recognized in the statement of earnings over the service period. SFAS 123R is required to be adopted by the Company not later than for the 2007 fiscal year. In the opinion of Management, the adoption of this statement will not have a significant impact on the Company's consolidated financial statements.

In December of 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29, Accounting for Nonmonetary transactions) ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance, SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005, and is required to be adopted by the Company in the second quarter of the 2006 fiscal year. We do not currently believe that the adoption of SFAS No. 153 will have a material impact on its consolidated financial statements.


In May 2005, SFAS No. 154, "Accounting Changes and Error Corrections" (a replacement of APB Opinion No. 20 and SFAS No. 3) was issued. Statement 154 requires that all voluntary changes in accounting principles and changes required by a new accounting pronouncement that do not include specific transition provisions be applied retrospectively to prior periods' financial statements, unless it is impracticable to do so. Opinion 20 required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle as a component of net income in the period of change. Statement 154 is effective prospectively for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier application encouraged. Earlier application is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date the Statement was issued (May 2005). Statement 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of the Statement. Accordingly, the Company will implement the provisions of this accounting pronouncement in the fiscal reporting period ending August 31, 2007. We do not currently believe that the adoption of SFAS 145 No. 154 will have a material impact on our consolidated financial statements.


NOTE 3.  PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment at August 31, 2005 consisted of the following:



                                                      Accumulated       Net Book
                                      Cost            Amortization      Value
                                      -----------------------------------------

Land                                  $  211,463      $     --        $  211,463
Buildings                                415,807         204,402         211,405
Seawater piping and tanks                417,558         239,200         178,358
Boats and Barge                          214,335          88,618         125,717
Field equipment                          952,751         592,691         360,060
Office equipment                          12,717          11,238           1,479
Vehicles                                  33,681          29,982           3,699
Computer equipment                         7,834           3,029           4,805
                                      ------------------------------------------
                                      $2,266,146      $1,169,160      $1,096,986

Property, plant and equipment at August 31, 2004 consisted of the following:


                                                      Accumulated       Net Book
                                      Cost            Amortization      Value
                                      -----------------------------------------

Land                                  $  190,996      $     --        $  190,996
Buildings                                368,875         175,301         193,574
Seawater piping and tanks                357,605         206,390         151,215
Boats                                     87,392          69,374          18,018
Field equipment                          551,901         492,604          59,297

Office equipment                          11,052           9,870           1,182
Vehicles                                  30,421          25,648           4,773
Computer equipment                         3,272           1,691           1,581
                                      ------------------------------------------
                                      $1,601,514      $  980,878      $  620,636



Accumulated amortization was $1,169,160 and $980,878 for the years ended August 31, 2005 and 2004, respectively. Depreciation expenses are $10,195 and $39,660 for the years ended August 31, 2005 and 2004, respectively.

NOTE 4.  LOANS RECEIVABLE

An unsecured note receivable from Seascal Enterprises, Ltd. ("Seascal") requires monthly interest payments, calculated at the Business Development Bank of Canada's operational rate plus 1%, per annum, and has no fixed term of repayment. The Company has an informal arrangement to provide scallop seed to Seascal, for which the Company receives a percentage of ultimate sales.

NOTE 5.  INVESTMENTS IN TENURES

The Company carries its Investment in Tenures at $3,356 at August 31, 2005 and $3,032 at August 31, 2004. This amount represent the carrying costs of certain shellfish tenures acquired by the subsidiary of the Company's wholly-owned subsidiary Island Scallops Ltd., 377332 B.C. Ltd. Shellfish tenures are government-granted rights allowing limited use of offshore waters for the purposes of cultivation of shellfish. The granting of shellfish tenure rights are the responsibility of the Provincial (British Columbia) Government and not the Canadian Federal Government. As such, the government assistance that we receive via loan agreement with various Federal Agencies has no effect on our ability to renew and/or modify these tenure agreements. The tenure held by 377332 B.C. Ltd. has an expiration date of July 10, 2021. Other shellfish tenures held by the Company and its subsidiaries have expiration dates ranging from 2021 to 2024.

These tenures are considered to have an indefinite useful life because renewal on expiration is anticipated, and therefore are not subject to amortization.

NOTE 6.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities are balances outstanding related to credit cards held in the name of the shareholder totaling $95,210 at August 31, 2005 and $44,681 at August 31, 2004. The Company used these credit cards as a means of short term financing and incurs interest charges on such unpaid balances.

Included in accounts payable and accrued liabilities at August 31, 2005 is an amount of $110,648 (2004 is $99,939) related to deposits paid by two third parties in respect to an agreement to purchase geoduck seed from the Company (for additional information see Note 10 - Contingent Liabilities).

Included in accounts payable and accrued liabilities at August 31, 2005 is an amount of $6,330 related to interest accrued in respect to the loan from the National Research Council of Canada Industrial Research Assistance Program (see
Note 9 - Long Term Debt for additional information).

Other accounts payable at August 31, 2005 carry a balance of $267,314 and accrued liabilities included a customer deposit of $10,223.

As a result, at August 31, 2005, the Company had an accounts payable and accrued liabilities balance of $489,724.

NOTE 7.  SHORT TERM DEBT

Included in short-term notes payable is a loan with an authorized limit of $1,258,706 secured by the assets of the Company, including a mortgage charge in the amount of $1,258,706 on land and building of the Company, and by a personal guarantee of Robert Saunders, our Chairman, President and CEO, and former sole shareholder of Island Scallops. The note bears interest at a rate of 1% per month, payable monthly, and is due April 1, 2006. As of August 31, 2005, $991,533 of the authorized limited had been lent to the Company's wholly owned subsidiary, Island Scallops.

Included in short-term debt at August 31, 2005 is estimated royalties of $55,848 (2004: $50,443) payable to a third party from who the former sole shareholder of Island Scallops Ltd. originally acquired the shares of Island Scallops Ltd. The 1992 share purchase agreement (for Island Scallops) provided that the third party was to receive from the Company 3% of revenues of the Company as earned, on a quarterly basis, throughout the period from December 1, 1992 to November 30, 2002. The third party holds a first charge (or first lien) over inventory of the Company (including broodstock) in the amount of $293,698 (2004: $265,272) in support of its royalty entitlement. The third party has not taken further action to enforce payment of the arrears liability. To date, we have accrued the entire balance of $55,848 as a current liability and we plan to pay it with available funds in the near future.


Included in short-term notes payable at August 31, 2005 is an unsecured non-interest bearing demand loan from an individual with a face value of $42,096 (2004: $38,022) and no specific terms of repayment. However, the lender has informally requested that the loan be repaid in full by October 6, 2008.

Included in the short-term notes payable at August 31, 2005 is a second unsecured non-interest bearing demand loan with a face value of $35,664 and no specific terms of repayment.

As a result, at August 31, 2005, the Company had $1,125,141  (2004:  $88,465) of
short-term notes.

NOTE 8.  FORGIVENESS OF NOTE DUE SHAREHOLDER

In August, 2005, our Board of Directors approved the forgiveness of $3,153,848 of unsecured debt by owed by Island Scallops to Robert Saunders, our Chairman,

President and CEO, and former sole shareholder of Island Scallops. This debt, which represents an amount advance to Island Scallops by its previous shareholder, was acquired by Mr. Saunders at the time of his acquisition of the Island Scallops in 1992. Since this was a related party transaction, this forgiveness of debt is reflected in Additional Paid in Capital on our Balance Sheet and Statement of Stockholders' Equity.

NOTE 9. LONG TERM DEBT

These consolidated financial statements include a Western Diversification Program non-interest bearing loan to Island Scallops that requires repayment equal to 12% of gross revenues from scallop sales of the Company, payable semi-annually, with no specified due date. At August 31, 2005 as Island Scallops is in arrears in respect to the payment of these amounts, the full principal balance of $568,343 (2004: $516,367) is reflected as a current liability. Management of the Company is seeking to renegotiate terms of repayment of this debt.

These consolidated financial statements include the Company's wholly owned subsidiary's (Island Scallops) unsecured non-interest bearing loan from the National Research Council of Canada Industrial Research Assistance Program which requires quarterly payments commencing March 1, 2003 equal to 3% of gross black cod revenues of the Island Scallops until the earlier of full repayment or December 1, 2012. The amount repayable is up to 150% of the original advance of $370,128, if repayment is before December 1, 2007. If at December 1, 2012, Island Scallops has not earned sufficient revenues to be required to repay the original loan amount, the remaining portion of the loan is to be forgiven. Amounts currently due at August 31, 2005, based on revenues of $32,908 (revenue of $24,253 for the year ending August 31, 2004) bear interest at a rate of 1% per month. At August 31, 2005, Island Scallops is in arrears in respect to the payment of these amounts, the full principal balance of $369,745 (2004:
$333,959) is reflected as a current liability.

These consolidated financial statements include Island Scallop's mortgage loan repayable at $1,808 per month including interest calculated at the greater of 10% and (Canadian) prime plus 6%. The loan, which is due on April 1, 2007, is secured by a second charge on the real property of Island Scallops. At August 31, 2005, the principal due is $182,418 (2004: $165,849).

These consolidated financial statements include a non-interest bearing loan to Island Scallops from Industry Science and Technology Canada requiring repayment equal to 0.5% of gross scallop sales of the Company's wholly owned subsidiary (Island Scallops) for each preceding year, which is due January 1, 2007. If at the due date the Company has not generated sufficient revenues to be required to repay the original amount of $157,266, the remaining portion of the loan is to be forgiven. Amounts currently due bear interest based on the published rates of 90 day (Canadian) treasury bills.

These consolidated financial statements include two bank loans for Island Scallops. The first bank loan is repayable at $1,049 per month, plus interest calculated at the floating base rate of the Business Development Bank of Canada plus 1.5% annum, is due February 23, 2009, and is secured by a General Security Agreement over the assets of the Company's wholly owned subsidiary (Island Scallops), a mortgage charge on Island Scallop's real property and a personal guarantee of $41,957 by our Chairman, President and CEO, and former sole shareholder of Island Scallops. At August 31, 2005, the principal due is $44,055 (2004: $51,160). The second bank loan is repayable at $437 per month plus interest calculated at (Canadian) prime plus 3% per annum, is unsecured and is due October 23, 2007. At August 31, 2005, the principal due is $11,182 (2004:
$14,837).

As a result, at August 31, 2005, the Company had $1,329,118  (2004:  $1,224,215)
of long-term debt less a current portion of $959,486 (2004: $896,336) for a balance of $369,632 (2004: $327,879). Principal payments due within each of the next five fiscal years and subsequently, in respect to long term debt are approximately as follows:

                           2006                               $959,486
                           2007                                $22,237
                           2008                                $18,041
                           2009                                $11,748
                           2010                                 $5,874
            2011 and subsequent                               $311,732
                                                   -------------------

                                                            $1,329,118
                                                   ===================



NOTE 10.  CONTINGENT LIABILITIES

The Company's wholly owned subsidiary, Island Scallops, entered into an Agreement in the 1998 year with two parties, under which Island Scallops was to produce and sell geoduck seed to the two parties. Island Scallops received advance payments from each of the two parties in the 2002 year of approximately $64,140 and recognized related revenue of $43,705 in respect to seed delivered in the 2002 year. The balance of the deposits received (advance payments), net of sales, totaling $110,648, is included in accounts payable and accrued liabilities.

The position of management of the Company is that the two parties violated the terms of the agreement, such that the Company is entitled to retain the balance of the deposits. Per the terms of the original agreement, Island Scallop was entitled to make up any shortfall in the product produced in the following year. Although product was available and offered by Island Scallops in the following year, the two parties refused to honor the terms of the agreement and would not accept the product (to make up the shortfall) in the following year.


As of August 31, 2004, one of the two parties had made claims that the Company owed to it amounts totaling $74,704. This particular party believed that the agreement required Island Scallops to deliver the product in year one and did not allow Island Scallop to make up any shortfall with product produced in the following year. The balance included in accounts payable and accrued liabilities related to this party is $29,156.

Any additional liability to the Company, or any reduction of the currently recognized liability, in respect to these deposits will be recorded at the time a conclusion to this matter can be determined.

Neither the Company nor its wholly owned subsidiary maintain insurance in respect to replacement of its inventory. Consequently, the Company is exposed to financial losses or failure as a result of this risk.

NOTE 11.  INCOME TAXES

The Company did not provide any current or deferred United States federal, state or foreign income tax provision or benefit for the period presented because it has experienced operation losses since inception. The Company has provided a full valuation allowance on the deferred tax asset, consisting primarily unclaimed research and development expenditures, because of uncertainty regarding the Company's ability to realize the benefit.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the net deferred taxes at August 31, 2005 are as follows:

                                                    August 31,       August 31,
                                                      2005             2004
                                                   -----------      -----------
       Deferred tax asset attributable to:                          $   599,019
           Net operating loss carryover            $   445,558           44,020
           Less, Change in valuation allowance        (445,558)        (643,039)
                                                   -----------      -----------
       Total net deferred tax asset                $         -      $        -
                                                   ===========      ===========

Edgewater follows Statement of Financial  Accounting  Standards Number 109 (SFAS
109), "Accounting for Income Taxes." SFAS No. 109 requires a valuation allowance, if any, to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that a valuation allowance of $445,558 at August 31, 2005 is necessary to reduce the deferred tax assets to the amount that will more than likely than not be realized. The change in valuation allowance for 2005 was approximately $197,481.

At August 31, 2005 Edgewater had net operating loss carryforwards amounting to approximately $42,314 and $0 for U.S. and Canadian tax purposes, respectively, that expires in various amounts beginning in 2009 and 2009 in the U.S. and Canada, respectively.

The federal statutory tax rate reconciled to the effective tax rate for 2005 is as follows:

                                                                     2005
                                                                 ----------
       Tax at U.S. statutory rate                                     34.0%
       State tax rate, net of federal benefits                         0.0
       Foreign tax rate in excess of U.S. statutory rate              17.6%
       Change in valuation allowance                              (201,607)
                                                                 ----------
       Effective tax rate                                              0.0%
                                                                 ==========


NOTE 12.  STOCK-COMPENSATION EXPENSE

On June 27 2005, the Company issued 100,000 shares of stock to an individual who would provide services to Edgewater Foods International, Inc. Subsequently in

August 2005, Edgewater was acquired by the Company pursuant to a share exchange. These shares were issued while Edgewater Foods was still a private company and we recorded the value of this expense based on the value of our shares at the time of issuance (par value of $0.0001). This value was based on recent cash purchases of shares in Edgewater Foods at par value by the founders of the company. As such, these shares were valued based on the par value, $0.0001, of our stock at time of issuance. As a result, the Company recorded a stock compensation expense for the year ended August 31, 2005 of $10.

NOTE 13.  COMMITMENTS AND CONTINGENCIES

Corporate Offices

For the fiscal year ended August 31, 2005, our U.S. corporate office was located at 400 Professional Drive, Suite 310, Gaithersburg, Maryland 20878. This space was provided on a rent free basis by one of our shareholders. As a result, the Company did not recognize rental expense in the fiscal year.

Employment Agreements

On June 29, 2005 the Company entered into an employment agreement with Mr. Robert Saunders as Chairman and President of Edgewater Foods effective June 29, 2005. Subsequently in August 2005, Mr. Saunders was appointed CEO by our Board of Directors. Mr. Saunders will serve at the pleasure of the Board of Director's. For serving as President, Mr. Saunders compensation will be US $60,000 per annum. For serving as Chairman, Mr. Saunders will receive an additional US $10,000 per month for the first twelve months of service following receipt of US $5,000,000 in outside funding by the Company. Thereafter, Mr. Saunders will receive US $20,000 per month provided that the Company has achieved gross revenue of at least US $20,000,000 in its most recent fiscal year and continuing as long as the Company continues to achieve gross revenues of at least US $20,000,000. Additionally, the Company agreed to grant Mr. Saunders a signing bonus of US $150,000 to be paid on closing of at least US $3,500,000 in third party financing.

NOTE 14. SETTLEMENT OF LAWSUIT

During the 1997 year, the Company entered into a joint venture agreement with Blackfin Research, Ltd. ("BRL") for the purpose of researching and developing a black cod hatchery. In the 2001 year, BRL made a legal claim against the Company totaling $353,965, seeking to recover amounts it claimed it had contributed to the joint venture.

During the 2004 year, the Company made a settlement with BRL under which the Company was required to pay to BRL case of $37,547, and to transfer to BRL a shellfish tenure with a carrying amount of $3,004. BRL agreed that the Company would retain sold rights to all intellectual property developed by the joint venture.

The settlement resulted in a loss to the Company of $40,551.

NOTE 15. SALE OF TENURE

During the 2004 year, Island Scallop sold a shellfish tenure which had a carrying amount of $nil, for cash proceeds of $112,641.

NOTE 16. COMPARATIVE FIGURES

Certain of the comparative figures as of August 31, 2004 and for the year then ended have been reclassified to conform to the presentation adopted for the 2005 year.

NOTE 17.  RECENT DEVELOPMENTS

On September 20, 2005, Montgomery Simus resigned as one of our directors. Mr. Simus, who currently serves on another public company's board of directors and serves as President and CEO of a private company, felt that he did not have sufficient time to dedicate to his role as a director. In conjunction with his resignation, Mr. Simus agreed to cancel back to the Company the 150,000 shares of common stock that was originally issued to him in June 2005.

In October 2005, we engaged Aurelius Consulting to provide marketing and investor relations services. The initial term of the agreement is one year. Aurelius is entitled to receive 25,000 shares of our restricted common stock per quarter during the term of its agreement, in consideration for their services. The shares were valued at $1.45 per share, the closing bid price for shares of our common stock on the date of the contract. Therefore, the total aggregate value of the transaction that will be recognized by Company in the first quarter of 2006 will be $145,000.

At October 21, 2005 and November 11, 2005, our board approved the issuing a total of 25,000 shares of the Company's common stock to The Shemano Group, LLC for preparing a research report for the Company. The shares were valued at $1.50 per share, the closing market bid of our common stock on the date of the resolution. Therefore, the total aggregate value of the transaction will be recognized by Company in the first quarter of 2006 will be $37,500.


NOTE 18.  GOING CONCERN

As of August 31, 2005, the Company's working capital has been primarily financed with various forms of debt. The Company has suffered operating losses since its inception in its efforts to establish and execute its business strategy. The Company anticipates that it will continue to require additional working capital to fund its ongoing operations and execute its business strategy. In the event that the Company does not continue to raise such required capital it would raise substantial doubt about the Company's ability to continue as a going concern.

The Financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis and ultimately to attain profitability. The Company's management intends to obtain working capital through operations and to seek additional funding through debt and equity offerings to help fund the Company's operations as it expands. There is no assurance that the Company will be successful in its efforts to raise additional working capital or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 19.    FOREIGN OPERATIONS

The Company's share of the net assets held outside of the United States totaled approximately $1,690,000 at August 31, 2005.

INTERIM FINANCIAL STATEMENTS



                         EDGEWATER FOODS INTERNATIONAL
                           CONSOLIDATED BALANCE SHEET
                                    UNAUDITED
                                  MAY 31, 2006


ASSETS

Current assets:
     Cash                                                          $  1,371,392
     Accounts receivable, net                                            16,176
     Inventory                                                          986,850
     Other current assets                                                94,305
                                                                   ------------

       Total current assets                                           2,468,723

Property, plant and equipment, net                                    1,249,556

Investments in other assets                                               3,629
                                                                   ------------

     Total assets                                                  $  3,721,908
                                                                   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Bank indebtedness                                             $      4,536
     Short term debt                                                  1,932,311
     Current portion of warrant liabilities                           1,757,884
     Current portion of long term debt                                1,014,169
     Accounts payable and accrued liabilities                           312,342
                                                                   ------------

     Total current liabilities                                        5,021,242

Warrant liabilities, net current portion                             12,336,175
Long term debt, net current portion                                      45,259

     Total liabilities                                               17,402,676
                                                                   ------------

Stockholders' deficit

     Series A Preferred  stock,  par $0.001,10,000,000
     authorized, 3,888,000 issued and outstanding at May 31, 2006         3,888
     Common stock, par $0.001, 100,000,000 authorized,
     20,960,400 issued and outstanding at May 31, 2006                    2,096


     Additional paid in capital                                               0
     Accumulated deficit                                           ((13,412,932)

     Accumulated other comprehensive income -                          (273,820)
      foreign exchange adjustment

                                                                   ------------

     Total stockholders' deficit                                    (13,680,768)
                                                                   ------------

     Total liabilities and stockholders' deficit                   $  3,721,908
                                                                   ============

See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements



                          EDGEWATER FOODS INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                THREE AND NINE MONTHS PERIOD ENDING MAY 31, 2006


                                                   THREE MONTHS ENDED              NINE MONTHS ENDED
                                                        MAY 31,                           MAY 31,
                                               ---------------------------   ---------------------------
                                                  2006             2005            2006           2005
                                              ------------    ------------    ------------    ------------
                                               (unaudited)     (unaudited)     (unaudited)     (unaudited)


Revenue                                       $    133,120    $     35,444    $    437,045    $    307,915
Cost of goods sold                                 170,485          29,287         475,767         288,282
                                              ------------    ------------    ------------    ------------

Gross profit (loss)                                (37,365)          6,157         (38,722)         19,633
                                              ------------    ------------    ------------    ------------

Expenses:
      General and administrative expenses          286,449          51,876         393,550         122,550
      Salaries and benefits                         38,316          18,190         118,015          54,661
      Stock compensation expense                      --              --           182,500            --
                                              ------------    ------------    ------------    ------------

                             Total                 324,765          70,066         694,065         177,211
                                              ------------    ------------    ------------    ------------

Loss from operations                              (362,130)        (63,909)       (732,787)       (157,578)
                                              ------------    ------------    ------------    ------------

Other income (expense):
      Interest (expense), net                      (54,178)        (49,896)       (160,269)        (51,221)
      Change in fair value of warrants          (2,525,419)           --        (2,525,419)           --
      Other income  (expense)                       12,805            --          (500,711)           --

                Other income (expense), net     (2,566,791)        (49,896)     (3,186,399)        (51,221)
                                              ------------    ------------    ------------    ------------

Net income (loss)                             $ (2,928,922)   $   (113,805)   $ (3,919,186)   $   (208,799)
                                              ============    ============    ============    ============

Foreign currency translation                       (51,467)        (80,129)       (103,417)       (201,787)
                                              ------------    ------------    ------------    ------------

                                              ============    ============    ============    ============
Total Comprehensive (loss)                    $ (2,980,389)   $   (193,934)   $ (4,022,603)   $   (410,586)
                                              ============    ============    ============    ============

Net income (loss) per Share
      Basic and diluted                       $      (0.14)   $      (0.01)   $      (0.19)   $      (0.02)

Weighted average shares outstanding
      Basic and diluted                         20,969,400      10,300,000      20,738,971      10,300,000


See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements



                          EDGEWATER FOODS INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF CASHFLOWS
                         NINE MONTHS ENDED MAY 31, 2006


                                                                                       NINE MONTHS ENDED
                                                                                             MAY 31,
                                                                                   --------------------------
                                                                                      2006            2005
                                                                                   -----------    -----------
                                                                                   (unaudited)     (unaudited)

Cash flows from operating activities:

     Net income (loss)                                                             $(3,919,186)   $  (208,799)

     Adjustments to reconcile net loss to net cash used in operating activities:
        Depreciation, depletion and amortization                                        90,003         51,220

        Changes in fair value of warrants                                            2,525,419           --

        Common stock issued for services                                               702,500           --

     Changes in current assets and liabilities:
        Accounts receivable                                                            (16,176)        18,103
        Prepaid expenses                                                               (65,785)        (1,289)

        Other current assets                                                              --             --
        Loan receivable                                                                 20,387          1,126
        Inventory                                                                     (446,724)      (237,371)
        Accounts payable                                                              (177,382)        75,081

        Bank overdrafts                                                                (38,538)          --
                                                                                   -----------    -----------

Net cash used in operating activities                                               (1,325,482)      (301,930)
                                                                                   -----------    -----------

Cash flows from investing activities:

     Purchase of property, plant and equipment                                        (158,170)      (315,818)
                                                                                   -----------    -----------

Net cash provided by (used in) investing activities                                   (158,170)      (315,818)
                                                                                   -----------    -----------

Cash flows from financing activities:


     Line of credit, net                                                               (60,828)          --
     Proceeds from short term debt                                                     504,198        664,606

     Payment of short term debt                                                       (148,408)          --

     Proceeds of long term debt                                                          2,268           --
     Payment of long term debt                                                         (19,624)       (21,797)

     Proceeds from sale of preferred Stock                                           2,562,000           --
                                                                                   -----------    -----------

Net Cash provided by financing activities                                            2,839,606        642,809
                                                                                   -----------    -----------

Foreign currency translation effect                                                     14,878         (9,256)



                                      F-25


Net increase in cash                                                                 1,370,832         15,805


Cash, beginning of period                                                                  560         12,910
                                                                                   -----------    -----------

Cash, end of period                                                                $ 1,371,392    $    28,715
                                                                                   ===========    ===========

Supplemental disclosure of cash flow information

Net cash paid during nine months
Interest                                                                           $   160,269    $    51,221
                                                                                   ===========    ===========

Income taxes                                                                       $      --      $      --
                                                                                   ===========    ===========


See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements

                       Edgewater Foods International, Inc.

                   Notes to Consolidated Financial Statements
                                   (unaudited)

NOTE 1.  BASIS OF PRESENTATION, ORGANIZATION AND NATURE OF OPERATIONS

Edgewater Foods International Inc. ("Edgewater"), a Nevada Corporation, is the parent company of Island Scallops Ltd., a Vancouver Island aquaculture company. Island Scallops Ltd. ("Island Scallops") was established in 1989 and for over 15 years has successfully operated a scallop farming and marine hatchery business. Island Scallops is dedicated to the farming, processing and marketing of high quality, high value marine species: scallops and sablefish. Scallop farming is relatively new to North America and Island Scallops is the only producer of both live-farmed Pacific scallops and live sablefish (or blackcod). Given Island Scallops' unique hatchery technology and extensive research and development, we believe that there is no significant competition for the farming of these marine species in our geographic area. Island Scallops is committed to rapidly expanding production and profits while continuing to finance our aggressive growth and maintaining a healthy respect for the marine environment.

On June 29, 2005, Edgewater, a holding private company established under the laws of Nevada in order to acquire assets in the aquaculture industry, issued 10,300,000 shares of common stock in exchange for a 100% equity interest in Island Scallops. As a result of the share exchange, Island Scallops become the wholly own subsidiary of Edgewater. As a result, the shareholders of Island Scallops owned a majority (54.21%) of the voting stock of Edgewater. The transaction was regarded as a reverse merger whereby Island Scallops was considered to be the accounting acquirer as its shareholders retained control of Edgewater Foods after the exchange, although Edgewater is the legal parent company. The share exchange was treated as a recapitalization of Edgewater Foods. As such, Island Scallops (and its historical financial statements) is the continuing entity for financial reporting purposes.

On August 15, 2005, we completed a reverse acquisition of Heritage Management Corporation ("Heritage"), a public shell company as that term is defined in Rule 12b-2 of the Exchange Act, established under the laws of Nevada on June 12, 2000. To accomplish the share exchange Heritage issued 19,000,000 shares of common stock on a one to one ratio for a 100% equity interest in Edgewater Foods. Per the terms of the Share Exchange and Bill of Sale of Heritage Funding Corporation and E. Lee Murdoch, Heritage delivered will zero assets and zero liabilities at time of closing. Following the reverse acquisition, we changed the name of Heritage Management Corporation to "Edgewater Foods International, Inc." The transaction was regarded as a reverse merger whereby Edgewater was considered to be the accounting acquirer as it retained control of Heritage after the exchange. Although Heritage is the legal parent company, the share exchange was treated as a recapitalization of Edgewater. Edgewater is the continuing entity for financial reporting purposes. The financial statements have been prepared as if Edgewater had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our unaudited consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America for reporting interim financial information and the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and results of operations for the periods presented have been included. All such adjustments are of a normal recurring nature. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in our Annual Report on Form 10-KSB for the year ended August 31, 2005. Results of operations for the three and nine months ended May 31, 2006 are not necessarily indicative of the operating results for the full accounting year or any future period.


Inventory

We maintain inventories of raw materials for its aquaculture products, of biomass (inventory of live aquaculture product being actively cultivated), and of finished goods (aquaculture product ready for sale).

Raw materials are reported at the lesser of purchase cost and estimated net realizable value.

Biomass and finished goods are reported at the lesser of cost and estimated net realizable value. Cost includes direct and reasonably attributable indirect production costs related to hatchery, cultivation, harvesting, and processing activities. Carrying costs per unit are determined on a weighted average basis.

At May 31, 2006, inventory consisted of the following:

Biomass (Scallops):                         $986,850

Derivative Financial Instruments

In connection with the sale of debt or equity instruments, we may sell options or warrants to purchase our common stock. In certain circumstances, these options or warrants may be classified as derivative liabilities, rather than as equity. Additionally, the debt or equity instruments may contain embedded derivative instruments, such as embedded derivative features, which in certain circumstances may be required to be bifurcated from the associated host instrument and accounted for separately as a derivative instrument liability.

The Company accounts for all derivatives financial instruments in accordance with SFAS No. 133. Derivative financial instruments are recorded as liabilities in the consolidated balance sheet, measured at fair value. When available, quoted market prices are used in determining fair value. However, if quoted market prices are not available, the Company estimates fair value using either quoted market prices of financial instruments with similar characteristics or other valuation techniques.

The identification of, and accounting for, derivative instruments is complex. Our derivative instrument liabilities are re-valued at the end of each reporting period, with changes in the fair value of the derivative liability recorded as charges or credits to income, in the period in which the changes occur. For options, warrants and bifurcated embedded derivative features that are accounted for as derivative instrument liabilities, we estimate fair value using either quoted market prices of financial instruments with similar characteristics or other valuation techniques. The valuation techniques require assumptions related to the remaining term of the instruments and risk-free rates of return, our current common stock price and expected dividend yield, and the expected volatility of our common stock price over the life of the option. The identification of, and accounting for, derivative instruments and the assumptions used to value them can significantly affect our financial statements.

Derivative financial instruments that are not designated as hedges or that do not meet the criteria for hedge accounting under SFAS No. 133 are recorded at fair value, with gains or losses reported currently in earnings. All derivative financial instruments held by the Company as May 31, 2006 were not designated as hedges.


Recent accounting pronouncements


In May 2005, SFAS No. 154, "Accounting Changes and Error Corrections" (a replacement of APB Opinion No. 20 and SFAS No. 3) was issued. Statement 154 requires that all voluntary changes in accounting principles and changes required by a new accounting pronouncement that do not include specific transition provisions be applied retrospectively to prior periods' financial statements, unless it is impracticable to do so. Opinion 20 required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle as a component of net income in the period of change. Statement 154 is effective prospectively for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier application encouraged. Earlier application is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date the Statement was issued (May 2005). Statement 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of the Statement. Accordingly, we will implement the provisions of this accounting pronouncement in the fiscal reporting period ending August 31, 2007. We do not currently believe that the adoption of SFAS 145 No. 154 will have a material impact on our consolidated financial statements.

NOTE 3.  PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment at May 31, 2006 consisted of the following:



                                           Accumulated     Net Book
                               Cost        Amortization    Value
                            ----------------------------------------

Land                        $  228,613     $     --       $  228,613
Buildings                      449,530        228,966        220,564
Seawater piping and tanks      470,942        267,401        203,541
Boats and Barge                284,128        112,272        171,856
Field equipment              1,112,886        699,725        413,161
Office equipment                13,748         12,373          1,375
Vehicles                        36,413         33,228          3,185
Computer equipment              11,848          4,587          7,261
                            ----------------------------------------
                            $2,608,108     $1,358,552     $1,249,556


Depreciation expenses for the nine months ended May 31, 2006 and 2005 were $90,003 and $51,220.

NOTE 4.  INVESTMENTS IN OTHER ASSETS (TENURES)

We carry our investment in other assets (tenures) at $3,629 at May 31, 2006. This amount represents the carrying costs of certain shellfish tenures acquired by our wholly-owned subsidiary Island Scallops Ltd. Shellfish tenures are government-granted rights allowing limited use of offshore waters for the purposes of cultivation of shellfish. The granting of shellfish tenure rights are the responsibility of the Provincial (British Columbia) Government and not the Canadian Federal Government. As such, the government assistance that we receive via loan agreement with various Federal Agencies has no effect on our ability to renew and/or modify these tenure agreements. One tenure has an expiration date of July 10, 2021. Other shellfish tenures that we and our subsidiaries hold have expiration dates ranging from 2021 to 2024.

These tenures are considered to have an indefinite useful life because renewal on expiration is anticipated, and therefore are not subject to amortization.

NOTE 5.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities are balances outstanding related to credit cards held in the name of the shareholder totaling $10,298 at May 31, 2006. We used these credit cards as a means of short term financing and incur interest charges on such unpaid balances.

Included in accounts payable and accrued liabilities at May 31, 2006 is an amount of $119,622 related to deposits paid by two third parties in respect to an agreement to purchase geoduck seed from us (for additional information see
Note 9 - Contingent Liabilities).

Included in accounts payable and accrued liabilities at May 31, 2006 is an amount of $3,683 related to interest accrued in respect to the loan from the National Research Council of Canada Industrial Research Assistance Program (see
Note 8 - Long Term Debt for additional information).

Other accounts payable and accrued liabilities at May 31, 2006 carry a balance of $178,739.

As a result, at May 31, 2006, we had accounts payable and accrued liabilities balance of $312,342.

NOTE 6.  SHORT TERM DEBT

Included in short-term debt is a loan with an authorized limit of $1,451,510 secured by our assets, including a mortgage charge in the amount of $1,451,510 on our land and building, and by a personal guarantee of Robert Saunders, our Chairman, President and CEO, and former sole shareholder of Island Scallops. The note bears interest at a rate of 1% per month, payable monthly, and is due June 30, 2006. As of May 31, 2006, the entire authorized limit of $1,451,510 had been lent to Island Scallops. In addition, Island Scallops was currently in arrears on interest payment for $14,785. As a result, the debt is carried as $1,466,295 of short term debt on the balance sheet.

Included in short-term debt is Island Scallop's mortgage loan repayable at $1,918 per month including interest calculated at the greater of 10% and (Canadian) prime plus 6%. The loan, which is due on April 1, 2007, is secured by a second charge on the real property of Island Scallops. At May 31, 2006, the principal due is $194,314.

Included in short-term debt is a non-interest bearing loan to Island Scallops from Industry Science and Technology Canada requiring repayment equal to 0.5% of Island Scallops' gross scallop sales for each preceding year, which is due January 1, 2007. If at the due date we have not generated sufficient revenues to be required to repay the original amount of $165,814, the remaining portion of the loan is to be forgiven. Amounts currently due bear interest based on the published rates of 90 day (Canadian) treasury bills.

Included in short-term debt at May 31, 2006 is estimated royalties of $60,378 payable to a third party from whom the former sole shareholder of Island Scallops originally acquired the shares of Island Scallops. The 1992 share purchase agreement (for Island Scallops) provided that the third party was to receive from us 3% of our revenues as earned, on a quarterly basis, throughout the period from December 1, 1992 to November 30, 2002. The third party holds a first charge (or first lien) over our inventory (including broodstock) in the amount of $317,518 in support of its royalty entitlement. The third party has not taken further action to enforce payment of the arrears liability. To date, we have accrued the entire balance of $60,738 as short term debt and we plan to pay it with available funds in the near future.

Included in short-term notes debt at May 31, 2006 is an unsecured non-interest bearing demand loan from an individual with a face value of $45,510 and no specific terms of repayment. However, the lender has informally requested that the loan be repaid in full by October 6, 2008.

As a result, at May 31, 2006, we had $1,932,311 of short-term notes.

NOTE 7. LONG TERM DEBT

These consolidated financial statements include a Western Diversification Program non-interest bearing loan to Island Scallops that requires repayment equal to 12% of gross revenues from our scallop sales, payable semi-annually, with no specified due date. At May 31, 2006 as Island Scallops is approximately $173,000 in arrears in respect to the payment of these amounts, the full principal balance of $614,437 is reflected as a current liability as current portion of long-term debt. Our management is seeking to renegotiate terms of repayment of this debt.

These consolidated financial statements include Island Scallops' unsecured non-interest bearing loan from the National Research Council of Canada
Industrial Research Assistance Program which requires quarterly payments commencing March 1, 2003 equal to 3% of gross black cod revenues of the Island Scallops until the earlier of full repayment or December 1, 2012. The amount repayable is up to 150% of the original advance of $399,732, if repayment is before December 1, 2007. If at December 1, 2012, Island Scallops has not earned sufficient revenues required to repay the original loan amount, the remaining portion of the loan is to be forgiven. The $39,917 currently due at May 31, 2006 bears interest at a rate of 1% per month. At May 31, 2006, Island Scallops is in arrears in respect to the payment of these amounts, the full principal balance of $399,732 is reflected as a current liability as current portion of long-term debt.

These consolidated financial statements include two bank loans for Island Scallops. The first bank loan is repayable at $1,134 per month, plus interest calculated at the floating base rate of the Business Development Bank of Canada plus 1.5% annum, is due February 23, 2009, and is secured by a General Security Agreement over Island Scallops' assets , a mortgage charge on Island Scallop's real property and a personal guarantee of $45,360 by our Chairman, President and CEO, and former sole shareholder of Island Scallops. At May 31, 2006, the principal due is $37,422. The second bank loan is repayable at $472 per month plus interest calculated at (Canadian) prime plus 3% per annum, is unsecured and is due October 23, 2007. At February 28, 2006, the principal due is $7,837.

As a result, at May 31, 2006, we had $1,059,428 of long-term debt less a current portion of $1,014,169 for a balance of $45,259.

NOTE 8.  WARRANT LIABILITIES


The warrants that each investor received as a result of our April 12 and May 30 Preferred Stock Financing (see Note 11 Preferred Stock Financing for additional details) contained a cashless exercise provision that becomes effective if our registration statement (that we are required to file under the registration rights agreement) is not declared effective one-year after the initial issue date of each warrant. As such and in accordance with the accounting guidelines under SFAS No. 133, we valued the warrants as a derivative financial instrument and the corresponding liabilities were entered onto our consolidated balance sheet, measured at fair value. The Company determined the fair value of the warrants as follows as of April 12, 2006 and May 30, 2006 (the issuance date):

The Company used the Black Scholes option-pricing model with the following assumptions: an expected life equal to the contractual term of the warrants (one, three or five), underlying stock price of $1.10 (at April 12) and $1.40 (at May 30), no dividends; a risk free rate of 4.91%, 4.90% and 4.91%, which equals the one, three and five-year yield on Treasury bonds at constant (or fixed) maturity (for those warrants issued on April 12) and a risk free rate of 4.99%, which equals three and five-year yield on Treasury bonds at constant (or fixed) maturity (for those warrants issued on May 30); and volatility of 97%. Under the assumptions, the Black-Scholes option pricing model yielded an aggregate value of approximately $11,569,000 with a current portion of approximately 1,240,000.

The Company performed the same calculations as of May 31, 2006, to revalue the warrants as of that date. In using the Black Scholes option-pricing model, the Company used an underlying stock price of $1.40 per share; no dividends; a risk free rate of 5.07%, 5.03% and 5.04%, which equals the one, three and five-year yield on Treasury bonds at constant (or fixed); and maturity volatility of 97%. The resulting aggregate allocated value of the warrants as of May 31 2006 equaled approximately $14,094,000. The change in fair value of approximately

$2,525,000 (with a current portion of roughly $518,000) was recorded for the period ended May 31, 2006.

Upon the earlier of the warrant exercise or the expiration date, the warrant liability will be reclassified into shareholders' equity. Until that time, the warrant liability will be recorded at fair value based on the methodology described above. Liquidated damages under the registration rights agreement will be expensed as incurred and will be included in operating expenses.


NOTE 9.  CONTINGENT LIABILITIES

Island Scallops entered into an Agreement in the 1998 year with two parties, under which Island Scallops was to produce and sell geoduck seed to the two parties. Island Scallops received advance payments from each of the two parties in the 2002 year of approximately $64,140 and recognized related revenue of $43,705 in respect to seed delivered in the 2002 year. The balance of the deposits received (advance payments), net of sales, totaling $119,622, is included in accounts payable and accrued liabilities.

The position of Management is that the two parties violated the terms of the agreement, such that we are entitled to retain the balance of the deposits. Per the terms of the original agreement, Island Scallop was entitled to make up any shortfall in the product produced in the following year. Although product was available and offered by Island Scallops in the following year, the two parties refused to honor the terms of the agreement and would not accept the product (to make up the shortfall) in the following year.

As of May 31, 2006, one of the two parties had made claims that we owed to it amounts totaling $89,417. This particular party believed that the agreement required Island Scallops to deliver the product in year one and did not allow Island Scallops to make up any shortfall with product produced in the following year. The balance included in accounts payable and accrued liabilities related to this party is $34,899.

Any additional liability to us, or any reduction of the currently recognized liability, in respect to these deposits will be recorded at the time a conclusion to this matter can be determined.

Neither we nor our wholly owned subsidiary maintain insurance in respect to replacement of its inventory. Consequently, we are exposed to financial losses or failure as a result of this risk.

NOTE 10.  STOCK-COMPENSATION EXPENSE

In October 2005, we engaged Aurelius Consulting to provide marketing and investor relations services. The initial term of the agreement is one year. Aurelius is entitled to receive 25,000 shares of our restricted common stock per quarter during the term of its agreement, in consideration for their services. The shares were valued at $1.45 per share, the closing bid price for shares of our common stock on the date of the contract. Therefore, the total aggregate value of the transaction recognized by the Company in the first quarter of 2006 was $145,000.

At October 21, 2005 and November 11, 2005, our board approved the issuing a total of 25,000 shares of the Company's common stock to The Shemano Group, LLC for preparing a research report for the Company. The shares were valued at $1.50 per share, the closing market bid of our common stock on the date of the resolution. Therefore, the total aggregate value of the transaction recognized by the Company in the first quarter of 2006 was $37,500.

On January 31, 2006, we issued 400,000 shares of our restricted common stock to World Wide Mortgage as consideration for agreeing to extend the due date to April 15, 2006 for us to repay our CDN $1,500,000 loan pursuant to the bridge loan agreement dated November 9, 2004 and amended on April 15, 2005 between us and World Wide. The shares have piggy-back registration rights that require us to register the shares in our next registration statement. The shares were valued at $1.30 per share, the closing bid price for shares of our common stock on the date we issued the shares. Therefore, the total aggregate value of the transaction is $520,000 which was recorded as other expense.

Stock Options

In August 2005, our Board of Directors approved the "Edgewater Foods International 2005 Equity Incentive Plan." The Board of Directors reserved 5,000,000 shares of our common stock to be issued in the form of incentive and/or non-qualified stock options for employees, directors and consultants to Edgewater. As of May 31, 2006, our Board of Directors had authorized the issuance of 282,000 options to employees.

Stock option activity during the nine month period ending May 31, 2006 was as follows:

                                                             Weighted
                                           Number of          Average
                                            Shares          Exercise Price
                                         ---------------------------------
Outstanding, August 31, 2005                    282,000    $         1.50
    Granted                                          --                --
    Exercised                                        --                --
    Forfeited                                        --                --
    Expired                                          --                --
                                         ---------------------------------
Outstanding, May 31, 2006                       282,000    $         1.50
                                         =================================
Exercisable, May 31, 2006                       282,000    $          1.50
                                         =================================

At May 31, 2006, 62,000 of the outstanding options expire in August 2010 with the remaining balance of 220,000 having an expiration date of August 2015.

NOTE 11.  PREFERRED STOCK FINANCING

On April 12, 2006, we completed a private equity financing of $1,062,000 with two accredited investors. Net proceeds from the financing were approximately $952,000. We issued 1,888,000 shares of our Series A Preferred Stock, par value $0.001 per share and stated value of $0.75 per share, at a purchase price of $0.5625 per share. Each investor also received one of each of the following warrants: (i) Series A Warrant, (ii) Series B Warrant, (iii) Series C Warrant,
(iv) Series D Warrant, (v) Series J Warrant, (vi) Series E Warrant, (vii) Series F Warrant, (viii) Series G Warrant, and (ix) Series H Warrant, each to purchase a number of shares of common stock equal to 50% of the number of Series A Preferred Stock purchased, except for the Series J Warrants, which entitled the investor to purchase a number of shares of common stock equal to 100% of the number of shares of Series A Preferred Stock purchased. We issued a total of 9,440,000 Warrants. Each of the Warrants has a term of 5 years, except for the Series J Warrants, which have a term of 1 year.

In connection with the April 12, 2006 financing, we paid cash compensation to a placement consultant in the amount of $84,960 and issued him 188,800 warrants. Each of the placement consultant's warrants allow him to purchase one share of our Series A Preferred Stock, and one half of each of the Series A-I Warrants and one Series J warrant. Each of the placement consultant's warrants to purchase the securities described above is exercisable at a price of $0.5625 per warrant, for a period of three years.

On May 30, 2006, we completed another round of private equity financing of $1,500,000 with one accredited investor pursuant to a Series A Convertible Preferred Stock Purchase Agreement. Net proceeds from this financing were approximately $1,380,000. We issued 2,000,000 shares of our Series A Preferred Stock, stated value of $0.75per share, at a purchase price of $0.75 per share and the investor also received one of each of the following warrants: (i) Series A Warrant, (ii) Series B Warrant, (iii) Series C Warrant, and (iv) Series D Warrant, each to purchase a 1,000,000 shares of Common Stock; therefore, we issued a total of 4,000,000 Warrants. Each of the Warrants has a term of 5 years and is identical to the Series A-D Warrants we issued to investors pursuant to the financing we closed on April 12, 2006 as disclosed in our Current Report on Form 8-K filed on April 14, 2006. Each share of the Series A Preferred Stock is convertible into one fully paid and nonassessable share of our common stock. Pursuant to the Purchase Agreement, the investor was committed to purchase an additional $2,400,000 of our Series A Preferred Stock in subsequent closings to be completed no later than June 30, 2006.

In connection with the May 30, 2006 financing, we paid cash compensation to a placement consultant in the amount of $120,000 and issued him 200,000 warrants. Each of the placement consultant's warrants allow him to purchase one share of our Series A preferred stock, and one half of each of the Series A-D Warrants. Each of the placement consultant's warrants to purchase the securities described above is exercisable at a price of $0.75 per warrant, for a period of 3 years.

NOTE 12.  GOING CONCERN

Prior to the completion of our Preferred Stock Financing (see Note 11 for additional details), our working capital had been primarily financed with various forms of debt. We have suffered operating losses since inception in our efforts to establish and execute our business strategy. As of May 31, 2006 we had a cash balance of approximately $1,370,000. Although management believes that we have adequate funds to maintain our business operations into the next fiscal year and until we become cash flow positive, we are likely to continue to suffer operational losses until the first quarter of our 2007 fiscal year. Until our operations are able to demonstrate and maintain positive cash flows, we may require additional working capital to fund our ongoing operations and execute our business strategy. If we are unable to raise such capital, if it is required, it could raise substantial doubt about our ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to generate sufficient cash flows to meet our obligations on a timely basis and ultimately to attain profitability. Our Management intends to obtain working capital through operations and to seek additional funding through debt and equity offerings to help fund our operations as we expand. There is no assurance that we will be successful in our efforts to raise additional working capital or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 13.  SUBSEQUENT EVENTS

On June 30, 2006 and July 11, 2006, we completed two final rounds of private equity financing, accepting subscriptions in the aggregate amount of $2,840,000 from nine institutional and accredited investors pursuant to the May 30, 2006 Series A Convertible Preferred Stock Purchase. On June 30, 2006 and July 11, 2006, we entered into separate Joinder Agreements to each of the Series A Convertible Preferred Stock Purchase Agreement and the Registration Rights Agreement, each dated as of May 30, 2006, with each of the new investors which added such investors as additional parties to the May 30, 2006 financing
documents.   Net  cash  proceeds  from  these  two  rounds  were   approximately
$2,659,000. Pursuant to these round two final financings, we issued a total of 3,786,666 shares of our Series A Preferred Stock, stated value of $0.75 per share, at a purchase price of $0.75 per share and each investor also received one of each of the following warrants: (i) Series A Warrant, (ii) Series B Warrant, (iii) Series C Warrant, and (iv) Series D Warrant, each to purchase 1,893,338 shares of Common Stock ; therefore, we issued a total of 7,573,352 Warrants in these two final rounds of financing. Each of the Warrants has a term of 5 years and is identical to the Series A-D Warrants we issued to investors pursuant to the financings we closed on April 12, 2006 and May 30, 2006. Each share of the Series A Preferred Stock is convertible into one fully paid and nonassessable share of our common stock.

In connection with the June 30, 2006 and July 11, 2006 financing, we paid a total placement consultant fee of $217,000. The placement consultant received $160,000 of his fee in securities (as described below) and $57,000 in cash. As a result, we issued the placement consultant 213,333 shares of our Series A Preferred Stock, and one of each of the A-D Warrants, each to purchase 106,667 shares of our Common Stock. The A-D Warrants issued to the placement consultant are identical to the Series A-D Warrants we issued to the investors as described above.

We used a portion of the proceeds of the above referenced private equity financings to repay the entire balance of short-term loan with an authorized limit of $1,451,510 secured by our assets, including a mortgage charge in the amount of $1,451,510 on land and building of the Company, and by a personal guarantee of Robert Saunders, our Chairman, President and CEO, and former sole shareholder of Island Scallops. (For additional information on this note, please see Note 7 - Short Term Debt above)

On June 30, we issued 22,860 shares of common stock to the two accredited investors of our April 12 and May 30, 2006 financings as payment of the semi-annual dividend per the terms of the Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock.

                       EDGEWATER FOODS INTERNATIONAL, INC.





                        --------------------------------

                                   PROSPECTUS

                        --------------------------------

                                     PART II


ITEM 24.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Articles of Incorporation include provisions, which limit the liability of our directors. As permitted by applicable provisions of the Nevada Law, directors will not be liable to Edgewater for monetary damages arising from a breach of their fiduciary duty as directors in certain circumstances. This limitation does not affect liability for any breach of a director's duty to Edgewater or our shareholders (i) with respect to approval by the director of any transaction from which he or she derives an improper personal benefit, (ii) with respect to acts or omissions involving an absence of good faith, that the director believes to be contrary to the best interests of Edgewater or our shareholders, that involve intentional misconduct or a knowing and culpable violation of law, that constitute an unexcused pattern or inattention that amounts to an abdication of his or her duty to Edgewater or our shareholders, or that show a reckless disregard for duty to Edgewater or our shareholders in circumstances in which he or she was, or should have been aware, in the ordinary course of performing his or her duties, of a risk of serious injury to Edgewater or our shareholders, or (iii) based on transactions between Edgewater and our directors or another corporation with interrelated directors or based on improper distributions, loans or guarantees under applicable sections of Nevada Law. This limitation of directors' liability also does not affect the availability of equitable remedies, such as injunctive relief or rescission.

         We have been advised that it is the position of the Commission that insofar as the provision in Edgewater's Articles of Incorporation, as amended, may be invoked for liabilities arising under the Securities Act, the provision is against public policy and is therefore unenforceable.

ITEM 25.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         We are issuing a new series of Preferred Stock under this Registration Statement. All common stock registered pursuant to this Registration Statement is being registered on behalf of selling shareholders. We have agreed to pay all costs of this Registration Statement. The estimated expenses for the distribution of the common stock registered hereby, other than underwriting commissions, fees and Representative's nonaccountable expense allowance are set forth in the following table:

       ITEM                                     AMOUNT
       ----                                     ------

       SEC Registration Fee                  $ 5,156.45
       Transfer Agent Fees                   $     0.00
       Legal Fees                            $32,500.00
       Accounting Fees                       $10,000.00
       Printing and Engraving Costs          $     0.00
       Miscellaneous                         $ 5,000.00
                                             ----------
       Total                                 $52,656.45
                                             ==========



ITEM 26.   RECENT SALES OF UNREGISTERED SECURITIES

         During the past three years, we effected the following transactions in reliance upon exemptions from registration under the Securities Act as amended. Unless stated otherwise; (i) that each of the persons who received these unregistered securities had knowledge and experience in financial and business matters which allowed them to evaluate the merits and risk of the receipt of these securities, and that they were knowledgeable about our operations and financial condition; (ii) no underwriter participated in, nor did we pay any commissions or fees to any underwriter in connection with the transactions;
(iii) the transactions did not involve a public offerings; and (iv) each certificate issued for these unregistered securities contained a legend stating that the securities have not been registered under the Act and setting forth the restrictions on the transferability and the sale of the securities.

         To accomplish the Share Exchange with Edgewater, we issued an aggregate of 19,000,000 shares of common stock in exchange for all of the issued and outstanding capital stock of Edgewater. The shares were issued to 17 accredited investors pursuant to the exemption from registration provided by Section 4(2) of the Securities Act for issuances not involving any public offering.

         In October 2005, we engaged Aurelius Consulting to provide marketing and investor relations services. The initial term of the agreement is one year. Aurelius is entitled to receive 25,000 shares of our restricted common stock per quarter during the term of its agreement, in consideration for their services. The shares were valued at $1.45 per share, the closing bid price for shares of our common stock on the date of the contract. The shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering.

         On October 21, 2005 and November 11, 2005, our board approved the issuing a total of 25,000 shares of the Company's common stock to The Shemano Group, LLC for preparing a research report for the Company. The shares were valued at $1.50 per share, the closing market bid of our common stock on the date of the resolution. The shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering.

         On January 31, 2006, we issued 400,000 shares of our restricted common stock to World Wide Mortgage as consideration for agreeing to extend the due date for us to repay our CDN $1,500,000 loan pursuant to the bridge loan agreement dated November 9, 2004 and amended on April 15, 2005 between us and World Wide. The shares have piggy-back registration rights that require us to register the shares in our next registration statement. The shares were valued at $1.30 per share, the closing bid price for shares of our common stock on the date we issued the shares. The shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering.

         Pursuant to the financings we closed on April 12, May 30, June 30, 2006 and July 11, 2006, we issued an aggregate of 30,905,619 shares. The shares were issued to 9 accredited investors pursuant to the exemption from registration provided by Section 4(2) of the Securities Act for issuances not involving any public offering.


ITEM 27.  EXHIBITS

        EXHIBIT   DESCRIPTION
        NUMBER    -----------
        -------
         3.1      Articles  of  Incorporation,  (Incorporated  by  reference  to
                  Exhibit 3.1 to the Company's Annual Report on Form 10-K filed on December 14, 2005).

         3.2      Amended and  Restated  Bylaws,  (Incorporated  by reference to
                  Exhibit 3.1 to the Company's Current Report on Form 8-K filed on August 16, 2005).

         4.1 Securities Purchase Agreement dated as of April 12, 2006 (Incorporated by reference to Exhibit 10.0 to the Company's Current Report on Form 8-K filed on April 14, 2006).

         4.2 Registration Rights Agreement dated as of April 12, 2006 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on April 14, 2006).

         4.3 Designation of Rights and Preferences of Series A Preferred Stock dated as of April 12, 2006 (Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on April 14, 2006).

         4.4 Form of Warrant to Purchase Common Stock (Incorporated by reference to Exhibits 10.6 through 10.14 to the Company's Current Report on Form 8-K filed on April 14, 2006).

         4.5 Amendment to Registration Rights Agreement dated as of May 30, 2006 (Incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed on May 30, 2006).

         4.6 Form of Joinder Agreement to the Securities Purchase Agreement dated as of June 30, 2006 and July 11, 2006 (Incorporate by reference to Exhibits 10.1 and 10.2 to the Company's Current Report on Form 8-K filed on June 30, 2006).

         4.7 Joinder Agreement to the Registration Rights Agreement dated as of June 30, 2006 and July 11, 2006 (Incorporate by reference to Exhibits 10.1 and 10.2 to the Company's Current Report on Form 8-K filed on June 30, 2006).

         5.1      Opinion and Consent of Law Offices of Louis E. Taubman, P.C.

         10.1     Employment  Agreement  of  Robert  Saunders   (Incorporate  by
                  reference to Exhibits 10.1 to the Company's Registration Statement on Form SB-2 filed on July 14, 2006).


         10.5     Consulting  Agreement  with Aurelius  Consulting  Group,  Inc.
                  (Incorporate   by   reference  to  Exhibits   10.5   Company's
                  Registration Statement on Form SB-2 filed on July 14, 2006).

         10.6     Consulting   Agreement   with   Gallatin   Consulting,    Inc.
                  (Incorporate   by   reference  to  Exhibits   10.6   Company's
                  Registration Statement on Form SB-2 filed on July 14, 2006).

         23.1     Consent of LBB & Associates LTD, LLP



ITEM 28.  UNDERTAKINGS.

   a)    The undersigned Registrant hereby undertakes:

1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

         (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and,

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement; provided, however, that paragraphs (1)
                  (i), (1) (ii) and (1) (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this registration statement


2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

3)       To remove from registration by means of a post-effective  amendment any
         of  the  securities   being  registered  which  remain  unsold  at  the
         termination of the offering.

4)       Not applicable.

5) That for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)      If the registrant is relying on Rule 430B:

         (A)      Each prospectus  filed by the registrant  pursuant to Rule 424
                  (b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

         (B)      Each  prospectus   required  to  be  filed  pursuant  to  Rule
                  424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

         (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

         (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

         (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

         (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

         (b) The undersigned Registrant undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions herein, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Vancouver , State of British Colubmia , on July 17, 2006 and the City of Gaithersburg, State of Maryland on July 17, 2006.



Edgewater Foods International, Inc.

By: /s/  Robert Saunders
    --------------------
Name:    Robert Saunders
Title:   President & Chief Executive Officer


By: /s/  Michael Boswell
    --------------------
Name:    Michael Boswell
Title:   Acting Chief Accounting Officer


Dated:

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

       /s/  Robert Saunders                            Dated:  July 17, 2006
       ---------------------------
       Robert Saunders
       President and Chief Executive Officer


       /s/  Michael Boswell                            Dated:  July 17, 2006
       ---------------------------
       Michael Boswell
       Director & Acting Chief Accounting Officer

       /s/  Douglas C. MacLellan                       Dated:  July 17, 2006
       ---------------------------
       Douglas C. MacLellan
       Vice-chairman of the Board

       /s/  Mark H. Elenowitz                          Dated:  July 17, 2006
       ---------------------------
       Mark H. Elenowitz
       Director

                                                       Dated:
       ---------------------------
       Robert L. Rooks
       Director

                                                       Dated:
       ---------------------------
       Ian Fraser
       Director

       /s/ Victor Bolton                               Dated:  July 17, 2006
       ---------------------------
       Victor Bolton
       Director

       /s/ Darryl Horton                               Dated:  July 17, 2006
       ---------------------------
       Darryl Horton
       Director

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-KSB/A

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                    For the Fiscal Year Ended August 31, 2005

                         Commission File Number 0-50092

                       EDGEWATER FOODS INTERNATIONAL, INC.
                      -------------------------------------
                 (Name of Small Business Issuer in Its Charter)

          Nevada                                                20-3113571
--------------------------------                           ---------------------
(State or Other Jurisdiction of                            (I.R.S. Employer
  Incorporation or Organization)                             Identification No.)


5552 West Island Highway, Qualicum Beach, British Columbia, Canada     V9K 2C8
(Address of Principal Executive Offices)                              (Zip Code)

                                 (250) 757-9811
                (Issuer's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:  None
Securities registered pursuant to Section 12(g) of the Act:  None


Indicate by check mark if the registrant is not required to file reports pursuant to Section 12 or Section 15(d) of the Act.

                             YES          X NO
                       ----              -------



Check whether the issuer: (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.

                         X    YES           NO
                       -----             -------


Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [ ]



Indicate by check mark whether the registrant is a shell company (as defined in Ruel 12b-2 of the Exchange Act).

                             YES           X NO
                       ----               -------



The issuer's revenues for its most recent fiscal year were:  $315,869.

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of December 9, 2005 was $8,932,580 (computed by multiplying the closing sales price for our common stock on such date by the number of shares of common stock held by persons other than officers, directors or by record holders of 10% or more of the registrant's outstanding common stock. This characterization of officers, directors and 10% or more beneficial owners as affiliates is for purposes of computation only and is not an admission for any purposes that such people are affiliates of the registrant).

The number of shares of the Company's common stock outstanding on August 31, 2005 was 20,585,400.

                           TABLE OF CONTENTS

                                     PART I
Item 1      Description of Business..................................... Page 4
Item 2      Description of Property..................................... Page 15
Item 3      Legal Proceedings........................................... Page 16
Item 4      Submission of Matter to a Vote of Security Holders.......... Page 16

                                     PART II
Item 5      Market for Common Equity, Related Stockholder Matters
            and Small Business Issuer Purchases of Equity Securities.... Page 17
Item 6      Management's Discussion and Analysis or Plan of Operation... Page 18
Item 7      Financial Statements........................................ Page 30
Item 8      Changes in and Disagreements with Accountants on
            Accounting and Financial Disclosure......................... Page 50
Item 8A     Controls and Procedures..................................... Page 50

                                    PART III
Item 9      Directors and Executive Officers of the Registrant.......... Page 50
Item 10     Executive Compensation...................................... Page 55
Item 11     Security Ownership of Certain Beneficial Owners, and
            Management and Related Stockholder Matters.................. Page 61
Item 12     Certain Relationships and Related Transactions.............. Page 63
Item 13     Exhibit List and Reports on Form 8-K........................ Page 64
Item 14     Principal Accountants Fees and Services..................... Page 66

            Signatures.................................................. Page 66

                                EXPLANATORY NOTE

We are filing this amendment number 2 to our Annual Report on Form 10-KSB for the year ending August 31, 2005, which was initially filed on December 14, 2005, to accurately reflect that our financial statements for the year ending August 31, 2004 are "unaudited" and to correct typographical errors in our Statement of Stockholders' Equity for that same year. We have also removed reference to Non GAAP Financial Measures from Management's Discussion and Analysis since such measure is not associated with discussion of market values. No other information in the Form 10-KSB is being amended by this Amendment. This Amendment continues to speak as of the date of the original filing of the Form 10-KSB and we have not updated the disclosure in this Amendment to speak as of any later date.


                                     PART I.

                         CAUTIONARY STATEMENT REGARDING
                           FORWARD-LOOKING INFORMATION

         Under the Private Securities Litigation Reform Act of 1995, companies are provided with a "safe harbor" for making forward-looking statements about the potential risks and rewards of their strategies. Forward-looking statements often include the words "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions.


         Our ability to achieve our goals depends on many known and unknown risks and uncertainties, including changes in general economic and business conditions. These factors could cause our actual performance and results to differ materially from those described or implied in forward-looking statements.

         In addition, these forward-looking statements speak only as of the date of this filing. We believe it is in the best interest of our investors to use forward-looking statements in discussing future events. However, we are not required to, and you should not rely on us to, revise or update these statements or any factors that may affect actual results, whether as a result of new information, future events or otherwise.

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

On August 15, 2005, we completed a reverse acquisition of Heritage Management Corporation, a Nevada corporation incorporated on June 12, 2000. Following the reverse acquisition, we changed the name of Heritage Management Corporation to "Edgewater Foods International, Inc."

Edgewater Foods International Inc., a Nevada Corporation, is the parent company of Island Scallops Ltd., a Vancouver Island aquaculture company. Island Scallops was established in 1989 and for over 15 years has successfully operated a scallop farming and marine hatchery business. Island Scallops is dedicated to the farming, processing and marketing of high quality, high value marine species: scallops and sablefish. Scallop farming is relatively new to North America and Island Scallops is the only producer of both live-farmed Pacific scallops and live sablefish (or blackcod). Given Island Scallops' unique hatchery technology and extensive research and development, we believe that there is no significant competition for the farming of these marine species in our geographic area. Island Scallops is committed to rapidly expanding production and profits while continuing to finance the aggressive growth of the company and maintaining a healthy respect for the marine environment.

Edgewater acquired Island Scallops in June 2005 through a tax free share exchange. Island Scallops was originally established to commercialize research on scallop aquaculture that was financed in part by the Canadian government. Island Scallops' hatchery operations have in the past produced other species of shellfish such as mussels, clams, geoducks and oysters. Island Scallops has also investigated the culture of halibut, spot prawn, sea urchin and abalone. Island

Scallops is the first hatchery to successfully produce sablefish juveniles for commercial grow-out.

Currently, Island Scallops' primary product is farmed pacific scallops for sale in the west coast of North America. Additionally, Island Scallops intends to devote substantial resources to the development of its sablefish operations. Island Scallops also offers a variety of other products and services to the industry including aquaculture equipment, consulting, research and development, and custom processing and marketing. Internationally, Island Scallops has collaborated with both Japanese and Moroccan fisheries interests.

KEY CORPORATE OBJECTIVES

Our key business development objectives over the next 36 months are to: expand scallops and sablefish production using both existing and new infrastructure at our facilities in Qualicum Beach, Canada, in a manner that we believe will allow us to reach annual sales of approximately US$41.6 million and earnings of approximately US$18.2 million by the end of 2008. We plan to implement this significant expansion through the following 7 initiatives:


     o Increase scallops sales from approximately US$334,000 per year to approximately US$5 million for the year ending 2006 using existing seed stock and inventory.

     o Produce at least 12 million scallops for the 2006 harvest (which will begin in the fall of 2006) and implement planned scallop raising techniques that will greatly enhance sales & profitability growth in 2006 and beyond.

     o Capitalize on the high demand for sablefish in foreign markets by entering into the market for mature sablefish by 2006. Transition the marine fish operation from a small, solely juvenile production facility to full-scale onshore farming of sablefish (blackcod) by 2007.

     o    Expand   current    distribution   by   establishing   new   strategic
          relationships with 10-15 American fisheries importers in Seattle, Portland, San Francisco, San Jose, and Los Angeles in 2006.

     o During 2006 and 2007, rapidly increase farm production with a projected minimum scallop harvest of more than 30 million scallops in 2007 and 60 million scallops in 2008.

     o Produce 200 million scallop seeds in 2008, with a projected 2009 harvest of at least 100 million scallops.

MARKETING AND DISTRIBUTION

Our marketing and distribution strategy for Island Scallops is focused on developing and maintaining long-term relationships with distribution channel members. Island Scallops also strives to differentiate its products to achieve consistent supply and quality. Island Scallops believes the scallop market effectively functions as a commodity market and therefore, relationships with distributors are important. To develop these relationships, Island Scallops has identified key purchasing criteria for the distributors: price, quality and consistent farmed supply. In the short term, Island Scallops intends to adopt a pricing policy equal to the market wholesale prices. In other words, we do not intend to set any promotional or premium prices for either the whole or shucked product, but instead to sell our products at the market rate. This would mean Island Scallops' products would compete on other factors, such as supply and consistent quality.

Over the long term, for the reasons noted below, Island Scallops wants to differentiate its products so that it can command premium prices. Freshness is an important factor for scallops since whole scallops only have a shelf life of approximately 7 days while shucked scallops remain fresh for up to 20 days. Due to this short shelf life, distributors try to offer the freshest products. Island Scallops believes it is in a favorable position to supply fresh products to United States brokers/distributors, especially those located on the west coast where demand for the product is strong. Currently, these brokers/distributors are supplied for the most part with east coast North American scallops, which have several transportation-related delivery delays that decrease freshness.

Supply is another key factor where Island Scallops has a distinct advantage. Based on our planned increase in scallop production, we believe that Island Scallops will have a large quantity of scallops for sale. Therefore, a distributor would not have to deal with numerous suppliers, which costs additional time and money. This makes Island Scallops an attractive source for scallops, since we believe that we will be able to satisfy the demand of distributors, which will save them time and money.

Island Scallops has also developed a unique live holding system for use with our distribution model. This system allows Island Scallops to deliver live product directly to seafood suppliers and individual restaurants and retrieve unused products on a weekly basis. Unsold product is then returned to Island Scallops for further processing and shucking for re-sale as shucked meat. This not only minimizes waste, but also allows Island Scallops to maximize profits and adjust more rapidly to changing demand trends.


CURRENT PRODUCTS

Island Scallops currently focuses exclusively on aquaculture products and is not involved in wild fisheries. All seafood products are produced in private hatcheries and grown on ocean farm sites. Currently, the Pacific scallop is the only product that Island Scallops produces, grows, processes and markets. Island Scallops has, however, produced a variety of other shellfish species including the Pacific oyster, European flat oyster, Manila clam, eastern blue mussel, Mediterranean mussel, rock scallop, geoduck clam and sea urchin, which in the past we have sold to third party shellfish farmers.

Island Scallops has been a leader in marine hatchery technology for the past 14 years. Island Scallops has developed proprietary hatchery techniques for a number of marine species, most notably the hybridizing of the Pacific scallop and becoming the first company to produce commercial quantities of sablefish juveniles. Both of these breakthroughs have required many years of research and considerable investment. In the case of sablefish, which is a cold-water fish that spawns at depths of 800 - 2400 ft, a variety of techniques were required to successfully mature, spawn, incubate and rear the larvae. In addition, there were technical difficulties associated with egg and yolk sac incubation (as well as larvae rearing and weaning) that were resolved using proprietary technology developed at Island Scallops. Island Scallops was only able to reach its goal of commercially farming sablefish with over 8 years of dedicated research and capital investment of approximately US$2.4 million.

SCALLOP OVERVIEW

Island Scallops' main product is the "Pacific scallop", which is a hybrid of the imported Japanese scallop and the local weathervane scallop. Between 1993 and 1999, Island Scallops developed this new scallop using Japanese scallops that were imported under quarantine in the early 1990's. This unique scallop is marketed as the Pacific scallop and is the largest scallop in the world, reaching sizes of 15 cm and 500 grams. The scallop species farmed by Island Scallops, has a proven record of being disease resistant, with a 95% survival rate during the grow-out phase. We have the necessary farming infrastructure to significantly increase our scallop production to 15 million scallops annually by the fall of 2006. Given the high worldwide demand for scallops, Island Scallops is poised to rapidly expand production and significantly increase revenues and earnings.

The Pacific scallop is sold live in four sizes, extra small, small, medium and large. Pricing ranges from a low of US$1.20 per pound to $2.80 per pound for the larger sized scallops. Previously, Island Scallops also produced shucked meats with or without roe. However, due to the large demand and high value for live scallops, meat product was discontinued and the focus switched to the sale of live scallops.

The basis for our anticipated scallop farming production increase is our shift from net culture to the Japanese method of "ear hanging". This method employs a small plastic pin, which attaches a pair of scallops to a vertical down line that is suspended from a horizontal mainline. Each down line holds 250 scallops and each mainline holds 400 down lines for a total of 100,000 scallops per mainline. Each farm currently has between 20 and 50 main lines enabling production of between 2 and 5 million scallops per farm. Presently, our Baynes Sound tenures (farms) can accommodate more than eight million "ear-hung" scallops. We are currently adding additional lines that will increase their capacity to more than 24 million scallops. In addition, our large bottom lease, which is currently not producing any scallops, has the capacity to accommodate at least 30 million scallops. See the Scallop Tenure Concessions section below. The advantages of this method are improved growth rate, an increase in culture capacity per mainline (from 35,000 in nets to 100,000 ear hung) and most significantly, the rapid ease of harvesting. Present harvesting rates are 5000 lbs per four man-days using nets as opposed to 8,000 lbs in one-man day. This improvement in material handling allows for ease of processing and increased ability to access a larger live market.

Island Scallops is currently ear hanging 3.5 million scallops of which approximately 1.2 million scallops have been successfully ear hung as of June 1, 2005. These scallops will be ready for harvest in the fall of 2005. The hatchery production of juvenile scallops includes 10 million 3 mm scallop seed delivered to the ocean farms and nearly 50 million ready for delivery. An additional 15 million scallop seeds will be held at the onshore nursery for delivery to the farms in September.

As the only producer of cultured scallops on the west coast of North America, Island Scallops has the ability to supply fresh scallops (of a predictable quality and quantity) throughout the year. Although the supply of scallops has fluctuated in the past, consumer demand has always absorbed the available supply. A primary factor for increased consumption is the increasing health consciousness among consumers. Scallops are low in saturated fats and cholesterol and high in protein. All parts of the scallop body are edible; however, different parts tend to be consumed in different regions of the world. In North America, the adductor muscle is traditionally the only part eaten, with the rest of the body discarded. In Europe, Australia and Tasmania, the adductor muscle is usually marketed and eaten with the gonad attached. Japan utilizes the whole animal, where most of the product is cooked in the shell prior to sale. Any body parts not sold for human consumption can be used as bait or in poultry feed and fertilizer. Marketed scallops generally take the following product forms:

     o    Whole-live (shelf life of seven days);
     o    Whole dried; o Eviscerated whole;
     o    Shucked fresh (shelf life of about 15-20 days);
     o Shucked frozen (shelf life of about a year); and o Value added forms (smoked, breaded, canned).

The shucked product form is the most significant form for North American markets. A whole-live product form is the most desirable from the aquaculturist's point of view, as processing costs are minimal. Island Scallops has developed a market for whole live scallops, which exceeds 5,000 lbs. per week into Vancouver. Our initial expansion plan envisions four major cities on the west coast (Seattle, Portland, San Francisco and Los Angeles) to consume 2,500 lbs. per week based on the successful Vancouver model.

Island Scallops currently distributes through specialty wholesalers with particular expertise in selling to restaurants. In Vancouver these include but are not limited to Albion Fisheries, Tri-Star Seafood Supply, Pacific Rim
Shellfish, Sea World Fisheries and Teamway Fisheries. As we expand our distribution, we will continue to focus on specialty wholesalers with strong ties to major restaurants.

The most predominant scallop production in North America comes from the offshore fishery located on the Georgia Band on the east coast. Large American and Canadian fishing companies dominate the fishery. The majority of the product is shucked aboard ship then supplied to primarily frozen to seafood processors onshore. The processors then distribute the product to various restaurants, retail outlets and seafood brokers.

SABLEFISH (BLACKCOD) OVERVIEW

Sablefish (Anoplopoma fimbria), often called blackcod although not a member of the cod family, is an elongate fish with two dorsal fins and an anal fin similar to and opposite the second dorsal fin. Adults are black or greenish gray; usually with slightly paler blotches or chainlike pattern on the upper back. At 30-61 cm in size they are often greenish with faint stripes on the back.

Sablefish inhabit shelf and slope waters in depths of greater than 1,500 meters, from Baja California to the Aleutian Islands and the Bering Sea. The larger populations of sablefish are centered in northern British Columbia and the Gulf of Alaska. Adults favor mud bottoms and feed on benthic invertebrates, squid and numerous fish species. In turn, they are prey for halibut, lingcod, hagfishes and marine mammals such as sea lions. In addition, killer whales have been known to take sablefish from long line gear as it is being retrieved.

Sablefish spawn from January to March along the continental shelf at depths of 250 to 750 meters. Fecundity ranges from 60,000-200,000 eggs up to one million eggs for a 102-cm fish. Larval sablefish are found in surface waters over the shelf and slope in April and May. Juveniles are highly migratory with significant movement from nursery areas in northern B.C. to the Gulf of Alaska and the Bering Sea. Sablefish move to deeper waters as they mature. Growth is rapid with sizes at maturity reaching 52-61 cm for five-year-old males and 58-71 cm for five-to-seven year old females. Sablefish growth appears to be rapid for the first three-to-five years and slow asymptotically thereafter. Annual natural mortality of adults has been estimated to be about 10 percent.

Island Scallops plans to raise sablefish onshore using shallow ponds or above ground tanks. This system has been successful in Texas for the culture of catfish. Tests have shown that sablefish prove to be very hardy when grown in ponds and have the added advantage of being parasite free. Wild sablefish carry a parasite that does not allow the fish to be eaten raw. (All wild product is frozen.) Island Scallops has already demonstrated the feasibility of onshore sablefish farming and plans to quickly expand production to at least 1,000,000 sablefish in 2006, with production planned to increase by at least 500,000 annually.

Over the past eight years, Island Scallops has also developed proprietary hatchery technology for the production of sablefish juveniles. We believe that sablefish will be the next species, after salmon, for successful large-scale commercial farming. Sablefish, which is a premium-quality whitefish with a delicate texture and moderate flavor, is an ideal substitute for Chilean sea bass (currently over-fished in all oceans). The hatchery infrastructure is in place to produce 100,000 juvenile sablefish.

Given the current undersupply of sablefish, we plan to begin sablefish production and rapidly expand into both ocean and onshore farming of sablefish. To date, Island Scallops has marketed a limited number of live sablefish into the Vancouver market. Initial response has been excellent for a small 1-kilogram live sablefish (~$11/kg). We also believe the Island Scallops' sablefish will compete very favorably with the live rockfish market.

To capitalize on Island Scallops' breakthrough sablefish hatchery technology and our existing juvenile production capabilities, we plan to expand our existing sablefish production capabilities. We plan to construct a new sablefish hatchery consisting of the following:

     o An expanded brood Stock facility with larger capacity to hold the various families of selected strains of sablefish. This new facility will incorporate a new state-of-the-art water treatment system.

     o An improved incubation and larval rearing facility incorporating proprietary improvements in tank design and seawater systems.

     o An upgraded zooplankton culture facility with improved handling and enrichment techniques.

     o An expanded and improved juvenile rearing facility incorporating proprietary recirculation system designs.

As production and sales increase, Island Scallops will continue to expand its production capability by constructing an onshore tank farm consisting of large and small ponds and tanks complete with associated recirculation systems. This onshore facility will be used to augment our juvenile rearing area and will house and grow juvenile fish.

At the present time, worldwide "non-farming" sablefish catches are struggling to meet the worldwide demand according to DFOWeb, NPFMCWeb and Pacific Fishery Management Council Website. Currently, there are only two hatchery facilities:
Island Scallops Ltd. and Sablefin Hatcheries Inc. that have produced sablefish juveniles. Current production is only approximately 100,000 juveniles per year. Based on our analysis of present market conditions, increasing worldwide hatchery production tenfold (to roughly 1 million 3 kilo sablefish) would fill less than 10% of the current world demand shortfall. Although Island Scallops' expanded sablefish facilities are expected to reach a production of 3 million sablefish within the next 4 years, this will fill less than 30% of the overall shortfall. The economic potential for sablefish is therefore considerable. Given these market conditions and opportunities, Island Scallops decided in 1996 to pursue the development of hatchery technology and is now poised to exploit the farming of this species by developing offshore and onshore sablefish farms. Our goal is to produce a 2006 class of 1 million sablefish with a harvest beginning in October 2006 that produces revenue of more than US$10 million (approximately $2.7 million in 2006).

OTHER PRODUCTS

In the past Island Scallops has sold a variety of shellfish larvae and seed to both international and local customers. Sales included two species of mussels, manila clams, geoduck clams, oysters, abalone and sea urchins. Island Scallops has established suppliers of aquaculture equipment in Japan and China and supplies nets, ropes, floats, and processing equipment into the British Columbia industry. Currently, Island Scallops is focused exclusively on scallops and sablefish sales.

GENERAL FISHERIES MARKET OVERVIEW

The worldwide market for farmed marine species continues to grow. According to a personal communication from the National Marine Fisheries Service, Fisheries Statistics Division, Silver Spring, MD, in British Columbia alone, farming production increased from US$44.56 million in 1988 to US$190.24 million in 1998.

Although significant growth occurred in salmon farming and little or no growth occurred in shellfish (oyster) farming, recent problems within the salmon industry are causing some salmon farming interests to turn towards shellfish. Island Scallops can only benefit from this recent trend towards shellfish, as training farmers in correct husbandry would only add another revenue stream.

The majority of the world's current scallop production comes from three species of scallops: the Japanese scallop, the sea scallop and the king scallop. The Chinese scallop is also selling well, but FDA inspections of China facilities found that the conditions and hygiene were issues as hatcheries were highly polluted. There has also been a fishery boom on the east coast of Canada and the United States with the Digby or sea scallop.

In the United States, consumption of scallops exceeded 64 million pounds in 2002. Various communications between Island Scallops personnel and the National Marine Fisheries Service, Fisheries Statistics Division, Silver Spring, MD and analysis of data from the Fisheries Statistics & Economics Division of the National Marine Fisheries Service (NMFS) website for annual landings of commercial fisheries (http://www.st.nmfs.noaa.gov/st1/commercial/index.html), tell us that this represented a per capita consumption of 0.22 pounds, with a dollar value of US$342 million. After shrimp, scallops represent one of the most popular shellfish products in the United States. In general, per capita consumption of seafood in the United States has remained steady over the last six years ranging from 15.2 to 16.2 pounds per annum. Based upon Robert Saunders', our chairman and president, communications with the National Marine Fisheries Service, Fisheries Statistics Division of Silver Spring, MD, and personal observations, given consumers' growing preoccupation with healthier foods and the increasing availability of seafood (due to the recent successes in aqua farming and improved distribution channels), industry analysts expect per capita consumption to continue to increase.

Shifts in North American shellfish market trends from shucked to live in shell products can be seen in the oyster markets. Within the last 5 years, we have seen a significant trend away from shucked oyster meat to live in the shell product in the Pacific Northwest due to the demand for fresh high quality products. We believe that once a live in the shell product is readily available within the scallop market, a shift from frozen scallop meat to fresh in shell product will also occur.

PROPERTY AND EQUIPMENT

Island Scallops main office and hatcheries are located on the east side of Vancouver Island in the town of Qualicum Bay. The shellfish hatchery and processing facilities are housed in a 930 square meter building. A 600 square meter sablefish hatchery is also located at this site. Corporate scallop farms are situated along the east and west coasts of Vancouver Island. These facilities represent the largest private marine research hatchery and the first fully integrated shellfish producer in Canada.

Island Scallops has a total of seven farm sites (including two joint ventures) for scallops. Five of these farm sites are located at Island Scallops held tenures (shellfish tenures are government-granted rights that allow use of offshore waters to cultivate shellfish). Three of these scallop farms are located in Baynes Sound, 25 minutes north of the main facility. These farm sites total 87 acres and are capable of producing at least eight million scallops annually. Approximately 30% of the farm area is currently being farmed. An additional bottom tenure of 926 acres is located 10 minutes north of the main facility and is capable of producing at least 30 million scallops annually. The final farm site on the west coast of Vancouver Island near Tofino is capable of producing at least six million scallops, although that site is currently under-developed. Baynes Sound, the marine waterway situated between eastern Vancouver Island and the western shore of Denman Island, is considered the most productive and highly utilized shellfish growing area in coastal British Columbia. The area supports extensive beach culture (manila clams and oysters) as well as deepwater culture that produces oysters, scallops and some mussels.


--------------------- ------------------- ------------------- ------------------
   COMMON SITE NAME      LANDS FILE NO.           AREAS               TYPE
--------------------- ------------------- ------------------- ------------------
        DENMAN               1406063              14.28             DEEPWATER
--------------------- ------------------- ------------------- ------------------
     HINDOO CREEK            1406664              49.2              DEEPWATER
--------------------- ------------------- ------------------- ------------------
       DEEP BAY              1406711              18.5              DEEPWATER
--------------------- ------------------- ------------------- ------------------
        TOFINO               1406061               9.6              DEEPWATER
--------------------- ------------------- ------------------- ------------------
        BOWSER               1407517               926            BOTTOM LEASE
--------------------- ------------------- ------------------- ------------------

The three Baynes Sound tenures (Denman, Hindoo Creek and Deep Bay) and the Tofino tenure offer unique features, which will add additional value to these properties. These include the split of tenures between east and west shores of Baynes Sound as well as the east and west coast of Vancouver Island, allowing continual accessibility to shellfish despite managed closures (harvest restrictions) due to incidental water quality or Paralytic Shellfish Poisoning (PSP or red tide). The seasonal closures caused by short-term bacteriological contamination related to rainfall and upland bacterial sources, are limited to the western shore of the Baynes Sound and thus to only two of the three tenures retained by Island Scallops. The result of having operating tenures on both sides of the Baynes Sound ensures that product can be continually harvested despite closures that may occur within this management area.

Our Baynes Sound tenures can currently accommodate more than eight million "ear-hung" scallops. We are currently adding additional main and down lines that will increase their capacity to more than 24 million scallops in the near future. In addition and as previously noted, our large bottom lease (which was seeded in 1999 and 2000 with 10- 20 million 3mm scallops that have yet to be harvested and whose potential yield is to date undetermined) has the capacity to accommodate at least 30 million ear hang scallops and possibly more than 50 million scallops without any increase in its present footprint. As such, our current tenures have the capacity to easily accommodate 50 and 70 million "ear-hung" scallops. Once approved, the proposed expansion of the footprints of our existing tenures should easily accommodate increasing scallop harvest of 2009 and beyond.

Island Scallops' location is a distinct advantage for producing marine species. The waters off British Columbia are pristine and unspoiled by large populations or major industries. The close proximity to major western cities allows us to effectively put our products into the hands of the consumer within 24 hours.

The source of our raw material comes from our own hatchery brood stock. In the case of the Pacific Scallop, we have been selectively breeding this species for superior growth and survival for the past 14 years. The breeding program has produced a vigorous, rapid growing, disease resistant scallop with exceptional meat yield. In the case of sablefish we have been selecting fast growing fish for the past 5 years, these display a high degree of domestication. The spawning season has been extended for both of these species allowing for juvenile production almost year round. This ability to hold seed stock and select superior strains gives Island Scallops an advantage in the industry. It also allows Island Scallops to tailor its production to varying seasonal and market demands.

REGULATORY ENVIRONMENT

There are a limited number of regulations that restrict the fishing, distributing or purchase of scallops in Canada and the United States. Therefore, the country of origin makes little difference for the pricing or demand of scallops. The United States is the exception to the rule. The vast majority of United States brokers/distributors soak or dip their scallops in sodium tripolyphosphate (STPP), thereby, enhancing the weight of the product by reducing the rate of fluid loss. Scallops treated this way are referred to as processed scallops. Over soaked scallops can shrink as much as 30 percent when cooked, have little taste, and develop a rubbery texture. However, there is a growing segment of the consumer market that demands unprocessed, natural scallops. These people address consumer concerns about chemical food additives and want to avoid the risk of purchasing an over soaked product. Island Scallops only sells natural scallops and will not permit its brokers/distributors to process scallops, which guarantees its' customers a high quality product.

A further limitation to market supply is paralytic shellfish poisoning (PSP) or "red tide". PSP is a toxin generated by plankton (scallops' food) at particular times of the year, most noticeably during the early fall. The toxin is passed to the scallop when plankton is digested, but the toxin does not harm the shellfish. However, the shellfish containing the toxin can be harmful to humans who consume it. Although only a limited number of human deaths caused by red-tide poisoning have been reported, the public announcement of red tide has a devastating effect on most shellfish sales. The exception is scallop meat, because the adductor muscle of the scallop does not concentrate the toxin; shucked scallops are safe to eat at any time of the year. Nevertheless, public perception could still influence demand over short periods of time. To monitor for PSP, the federal Fisheries Inspection Branch constantly monitors samples of shellfish production and wild shellfish populations.

COMPETITION

Fisheries Industry in General

Island Scallops is in the farmed seafood business. The main concentration of marine farming in British Columbia has traditionally been in the salmon sector. The salmon farming business has developed into a mature industry dominated by Norwegian farmers. Due to the world oversupply of farmed salmon, this industry has become very competitive, with pricing near the break-even level. The rest of the British Columbia marine farming sector is in the shellfish industry, mainly in oysters and Manila clams and more recently mussels. Although this sector is rapidly expanding, it accounted for approximately US$16 million in British Columbia in 2002, according to the British Columbia Shellfish Growers Association website. Given Island Scallops' expertise and significant research and development experience, we believe that there is little or no direct competition in the production of farmed scallops or farmed sablefish.

Scallops

There are no significant direct competitors in the scallop farming business in British Columbia. The United States will not allow farming this species in their waters, as this species is considered "exotic". Although scallop farming is a very significant industry in Japan and China, only frozen shucked scallops are currently sold into North America from these countries. Recent examination by the United States and Canadian Food Inspection authorities of the growing waters in China resulted in reduced exporting due to high levels of pollution.

Island Scallops is the only hatchery, outside of China, that has successfully produced the Japanese scallop, and the only company that has successfully, hybridized the weathervane and the Japanese scallop. Island Scallops is uniquely positioned as the sole producer of live Pacific Scallops in North America. There currently are no other hatcheries that we are aware of that are capable of producing this unique breed. Although a large commercial scallop fishery exists on the east coast of North America, the majority of the scallops are shucked at sea with only limited quantities sold live. These scallops are sold as "Digby scallops". A number of companies have attempted to grow the bay scallop and the sea scallop on the east coast, but these companies have only achieved limited success.

The primary British Columbia participants in scallop farming are Island Scallops joint venture farmers or independent scallop farmers, which receive their supply of seed scallops solely from Island Scallops. These farmers are chronically underfinanced and are generally able to purchase and grow less than 300,000 scallops per farm. Island Scallops is uniquely positioned to rapidly expand these farms (up to six farms) under an exclusive farming and marketing contract. Three joint venture farmers are currently farming scallops and receive free scallop seed, technology and support for a 12% royalty on the harvest and exclusive marketing of their product through Island Scallops.

Due to its large size and small count per pound, the sea scallop is the prime competitor in the United States market. The fishery for this scallop is located primarily on the North American east coast, in particular Georges Bank off New England and the Maritime provinces. This is a limited opportunity fishery, with actual fishing time being dictated by sea and other environmental conditions.

Sablefish

Island Scallops is currently the only hatchery to produce quantities of juvenile sablefish. These fish were sold to five commercial salmon farming facilities and the fish have been marketed successfully. At the present time, due to disease and pricing difficulties in the salmon farming industry, little demand for a new species has materialized. Although two marine fish hatcheries have been constructed in British Columbia, neither has successfully produced large quantities of sablefish. The first facility, located in Cedar, has yet to produce sablefish juveniles for sale. The second facility on Saltspring Island is mired in controversy, has produced only limited numbers of juveniles and does not plan on farming sablefish but rather (we believe) intends to remain solely a juvenile producer.

Island Scallops is the only company that supplies sablefish hatchery-produced juveniles for the ocean-farming sector. We believe Island Scallops can initially expect to control the farming of sablefish for the next two-to-four years. The farming of sablefish is still in its infancy and only limited production has occurred.

This limited production is not a matter of biological barriers but rather a lack of interest by the major producers to venture into a new marine species. Alaska sablefish fishermen have expressed interest in farming sablefish and the Sablefish Association of Alaska has voted unanimously to start farming sablefish in southern Alaska. Island Scallops has been in discussion with this association and has been told that due to "anti-aquaculture" policy in Alaska, it is very unlikely that any farming will occur in the near future.

Washington State contains two parties interested parties in sablefish farming. The first is the Makah Tribe and the second is a private company, which is trying to obtain farming permits in Port Angeles. These parties have made inquiries to Island Scallops for juvenile sablefish. However, to date, no orders have been placed.

The main industry participants in the sablefish-farming sector are two Norwegian salmon farming operations (Omega Salmon Group and Pacific National Group) and two small independent salmon farmers (Totem Sea Products and Target Marine). Each of these farms have successfully raised and marketed Island Scallops produced sablefish. The majority of these fish were marketed through Calkins and Burke, as live fish into the Vancouver market. At the present time due to financial difficulties in the Atlantic salmon farming industry, no sablefish juveniles were sold in 2004.

EMPLOYEES

At August 31, 2005, we had 35 full time employees based throughout the Canada United States.

None of our employees is represented by a labor union and we consider our relationships with our employees to be good.


ITEM 2.  DESCRIPTION OF PROPERTY

For the fiscal year ended August 31, 2005, our U.S. corporate office was located at 400 Professional Drive, Suite 310, Gaithersburg, Maryland 20878. This space was provided on a rent free basis by one of our shareholders.

Island Scallops main office and hatcheries are located on the east side of Vancouver Island in the town of Qualicum Bay at 5552 West Island Highway, Qualicum Beach, British Columbia, Canada V9K 2C8. The shellfish hatchery and processing facilities are housed in a 930 square meter building. A 600 square meter sablefish hatchery is also located at this site. Corporate scallop farms are situated along the east and west coasts of Vancouver Island. These facilities represent the largest private marine research hatchery and the first fully integrated shellfish producer in Canada

ITEM  3. LEGAL PROCEEDINGS

In 1998 our wholly owned subsidiary, Island Scallops, entered into an Agreement with two parties, pursuant to which Island Scallops was to produce and sell geoduck seed to the two parties. Island Scallops received advance payments from each of the two parties in 2002 totaling approximately $64,140. As a result of breaches of the purchase agreements by the purchasers, it is our position that we may retain any unused portion of these advance payments.

As of August 31, 2004, one of the two parties had claimed that Island Scallops owed it amounts totaling $74,704. Since it is our position that the purchasers breached their agreements with Island Scallops, we have no intention of seeking a settlement of this matter at this time. We are unaware of any formal proceedings that may have been commenced by either of these two purchasers in regard to any claims that they may have.

Other than as set forth herein, we are not a party to any material legal proceeding and to our knowledge, no such proceeding is currently contemplated or pending.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

We did not submit any matters to a vote of the security holders at a shareholder meeting during the fourth quarter of the fiscal year ended August 31, 2005. However, on August 15, 2005, holders of 17,150,000 shares representing 83.3% of our outstanding shares acted by written consent to change our name from Heritage Management, Inc. to Edgewater Foods International, Inc.

On August 15, 2005, our Board of Directors, in accordance with their rights under our Articles of Incorporation and Bylaws and in accordance with Nevada Law, adopted a change to our Bylaws that allows any action permitted to be taken by our shareholders at a meeting of shareholders to also be taken by a written consent of a majority of the shareholders who would be entitled to vote at such meeting. Previously, our Bylaws had required a unanimous written consent of our shareholders for any action taken without a meeting. They also adopted a change to allow one-third of the directors then in office or the Chairman of the Board of Directors or the President to call special meetings of the Board of Directors. Furthermore, notice of the place, date and time of each such special meeting can be given to each director by whom it is not waived by mailing written notice not less than three days before the meeting or by telegraphing, telefaxing or emailing the same not less than 18 hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

Pursuant to the Share Exchange with Heritage Management Corporation (on August 15, 2005) and in accordance with the terms of our bylaws, the Board of Directors unanimously approved a change in fiscal year from December 31 to August 31 effective immediately.

                                     PART II


ITEM 5. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND SMALL BUSINESS ISSUER PURCHASES OF EQUITY SECURITIES

The common stock is currently quoted on the over-the-counter Bulletin Board under the symbol "EDWT."

The following table sets forth the quarterly high and low bid prices for the common stock since the quarter ended March 31, 2004. The prices set forth below represent inter-dealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions.

  FISCAL 2003                                                HIGH        LOW
                                                             ----        ---
  Quarter ended March 31, 2004                               n/a        n/a
  Quarter ended June 30, 2004                                n/a        n/a
  Quarter ended September 30, 2004                           $0.25      $0.25
  Quarter ended December 31, 2004                            $0.25      $0.25
  Quarter ended March 31, 2005                               $0.30      $0.25
  Quarter ended June 30, 2005                                $0.55      $0.30
  Quarter ended August 31, 2005                              $1.95      $0.52


At August 31, 2005, the closing bid price of the common stock was $1.35 and we had approximately 117 record holders of our common stock. This number excludes any estimate by us of the number of beneficial owners of shares held in street name, the accuracy of which cannot be guaranteed.

At December 9, 2005, the closing bid price of our common stock was $1.40 and there were approximately 117 record holders of our common stock. This number excludes any estimate by us of the number of beneficial owners of shares held in street name, the accuracy of which cannot be guaranteed.

Dividends

         We have not paid cash dividends on any class of common equity since formation and we do not anticipate paying any dividends on its outstanding common stock in the foreseeable future.

Recent Sales of Unregistered Securities

To accomplish the Share Exchange with Edgewater, we issued an aggregate of 19,000,000 shares of common stock in exchange for all of the issued and outstanding capital stock of Edgewater. The shares were issued to 17 accredited investors pursuant to the exemption from registration provided by Section 4(2) of the Securities Act for issuances not involving any public offering.


ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion should be read in conjunction with our financial statements and the notes thereto which appear elsewhere in this report. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors. Readers should also carefully review factors set forth in other reports or documents that we file from time to time with the Securities and Exchange Commission.

OVERVIEW

In the fourth quarter of 2005, we continued the ear hanging of our 2004 year class of scallops and had approximately 1.5 million scallops successfully ear-hung as of mid-August. In the beginning of the first quarter for 2005-2006 fiscal year we added an additional 700,000 ear-hung scallops for a total 2004 year class of scallops of approximately 2.2 million1. We will begin harvesting these scallops no later that February 2006.

Currently we plan to develop our business along two lines, the continued expansion of scallops and the expansion of our sablefish production using both existing and new infrastructure at our facilities in Qualicum Beach, Canada. We already have approximately 7 million 2005 hatchery/nursery scallops in the water and we intend to significantly expand the production of additional scallop seed and juvenile scallops as part of our 2006 hatchery/nursery scallop crop in order to reach an anticipated level of up to 30 million ear-hung scallops. In order to continue our scallop expansion and begin developing new infrastructure required to launch significant commercial sablefish production, we will require additional working capital. We anticipate beginning sablefish farming by the fourth quarter of 2005-2006 fiscal year; provided we are able to raise adequate capital to begin those operations. If we are unable to secure necessary working capital to fund our ongoing expansion and execute our total business strategy, we may be forced to curtail or delay certain aspects of our business plan, such as sablefish production.

LIQUIDITY AND CASH RESOURCES

At August 31, 2005, we had a cash balance of $560. We expect to achieve operating positive cash flow no earlier than the second quarter of 2006. However, there is no assurance that we will achieve positive cash flow.

-------------------------
1 We categorize scallops based upon when we began the growth cycle. Therefore, although scallops may be ear-hung in 2005, if they were spawned in 2004, they would be classified as the "2004 year" class of scallops.

Additionally, to date, our recent expansion has been largely funded by a short term note with a maximum limit of approximately $1,260,000 of which we had drawn nearly $992,000 as of August 31, 2005. We anticipate that we will require approximately $2,500,000 of additional working capital to fund our planned expansion and execute our business strategy in the upcoming fiscal year. As a result, we will be required to raise substantial amounts of cash during 2006. There can be no assurance that we will be successful in our efforts and any failure to raise such monies would have a material negative effect on our business and operations.

SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the acquired entities since their respective dates of acquisition. All significant inter-company amounts have been eliminated.

Cash and equivalents

Cash and equivalents include cash, checks issued in excess of funds on deposit, bank indebtedness, and highly liquid short term market investments with terms to maturity of three months or less.

Accounts receivable

Accounts receivable is presented net of allowance for doubtful accounts. The allowance for doubtful accounts reflects estimates of probable losses in accounts receivable. The allowance is determined based on balances outstanding for over 90 days at the period end date, historical experience and other current information.

Loans receivable

Loans receivable is presented net of an allowance for loan losses, as necessary. The loans are written off when collectibility becomes uncertain.

Inventory

The Company maintains inventories of raw materials for its aquaculture products, of biomass (inventory of live aquaculture product being actively cultivated), and of finished goods (aquaculture product ready for sale).

Raw materials are reported at the lesser of purchase cost and estimated net realizable value.

Biomass and finished goods are reported at the lesser of cost and estimated net realizable value. Cost includes direct and reasonably attributable indirect production costs related to hatchery, cultivation, harvesting, and processing activities. Carrying costs per unit are determined on a weighted average basis.

Long term investments

Long term investments are recorded at cost. The Company reviews its investments periodically to assess whether there is an "other than temporary" decline in the carrying value of the investment. The Company considers whether there is an absence of an ability to recover the carrying value of the investment by reference to projected undiscounted future cash flows for the investment. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Intangible assets

Intangible assets are recorded at cost. Cost is amortized over the estimated useful life of the asset unless that life is determined to be indefinite.

Intangible assets not subject to amortization are tested for impairment on at least an annual basis. If the fair value of the intangible asset is determined to be less than the carrying amount, an impairment loss is recognized in the amount of that difference.

Intangible assets subject to amortization are reviewed for impairment in accordance with the provisions applying to long-live assets.

Property, plant, and equipment

Property,   plant,   and  equipment  are  recorded  at  cost  less   accumulated
amortization and are amortized in the following manner based on estimated useful lives:

         Buildings                                   4% - 5% declining balance
         Seawater piping and tanks                   6% declining balance
         Boats                                      15% declining balance
         Field equipment                            20% declining balance
         Office equipment                           20% declining balance
         Vehicles                                   30% declining balance
         Computer equipment                         30% declining balance

Impairment of long-lived assets

The Company monitors the recoverability of long-lived assets, including property and equipment and intangible assets, based upon estimates using factors such as expected future asset utilization, business climate, and undiscounted cash flows resulting from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to the estimated net recoverable amount, in the period in which it is determined likely that the carrying amount of the asset wilt not he recoverable.

Government assistance

Government assistance received by the Company, such as grants, subsidies, and tax credits, is recorded as a recovery of the appropriate related expenditure in the period that the assistance is received.

The Company has received government assistance in the foam of loans, for which repayment is may not be required if the Company fails to meets sufficient future revenue levels to repay these loans based on a percentage of gross sales for certain products over a defined period of time., Such assistance received by the Company is initially recorded as a liability, until such time as all conditions for forgiveness are met, and is then recognized as other income in that period.

Farm license costs

The Company must pay annual license costs in respect to government-granted tenures that it holds, which give the Company the right to use certain offshore ocean waters for the purpose of aquaculture farming. Such license costs are recognized as an expense when incurred.

Research and development costs

Development costs include costs of materials, wages, and reasonably attributable indirect costs incurred by the Company which are directly attributable to the development of hatchery techniques for sablefish and shellfish, these costs are expensed when incurred.

Research costs are expensed when incurred.

Income taxes

The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) ("SPAS 109"), which requires an asset and liability approach to financial accounting for income taxes. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities attributable to the future tax consequences of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of enacted changes in tax laws or tax rates. Deferred income tax assets are recorded in the financial statements if realization is considered more likely than not.

Revenue recognition

The Company recognizes revenue when it is realized or realizable, and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of a contract, the product has been delivered, or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue of the Company is derived principally from the sale of scallops produced by the Company or purchased from third parties, and from the sale of seed and farm supplies to other aquaculture farms.

Revenue from the sale of scallops and other products is recognized upon delivery of the product and invoicing of the customer, assuming collection is considered reasonably assured.

Foreign exchange

The functional currency of our foreign subsidiaries is the local foreign currency. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate prevailing on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments resulting from translation of the subsidiaries' accounts are accumulated as a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and have not been significant.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Such estimates include providing for amortization of property, plant, and equipment, and valuation of inventory. Actual results could differ from these estimates.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to our investors.




INVESTMENTS IN TENURES AS COMPARED TO ESTIMATED MARKET VALUE OF TENURES

We currently carry our investment in Island Scallops' tenures at $3,356. This amount represents the initial carrying costs of certain tenures acquired by Island Scallop's subsidiary. These tenures do not expire until various dates ranging from 2021 - 2024, however, we believe that they have an indefinite useful life because renewal on expiration is anticipated. The area available for shellfish aquaculture within Baynes Sound is fully subscribed, and as a result new tenures are not available through the Canadian Provincial application and review process. The shellfish companies within the Sound are also well established and sales of tenures are quite rare, making the assessment of the market value for the Island Scallops tenures difficult. Historical sales and government auction of tenures have received as much as $300,000 (CDN) for a small beach tenure (less than 4 acres) and $65,000 CDN) for a small deepwater tenure without infrastructure. The few tenures on the market over the previous 12 months suggest that the current market value is approximately $10,000 to $25,000 (CDN) per acre. Based on listings of tenures on the coast of British Columbia, discussions with local shellfish growers and individuals from the BC Assets and Land Corporation, and an independent appraisal (commissioned by Island Scallops) that recently estimated the value of our roughly 1018 acres of tenures, the value is estimated to be approximately $8,600,000. If the proposed expansion of two of our tenures is approved, the estimated market value of our overall tenures would increase to roughly $10,600,000. The estimated market value is based on the size, location and whether they are beach or deepwater in nature. However, given the variable nature of the shellfish tenures market, the actual value that we receive from the sale of a tenure or a partial tenure could vary significantly from these estimated values.

Although we cannot determine the exact amount we would ultimately receive from the sale of our tenure(s), based upon the information stated above we expect to receive more than the carrying cost ($3,356) from such sale. Accordingly, the carrying cost of our tenures is not indicative of their actual value. This analysis indicates our cash generating capabilities after considering investments in capital assets necessary to maintain and enhance existing operations.

COMPARISON OF RESULTS FOR THE FISCAL YEAR ENDED AUGUST 31, 2005, TO THE FISCAL YEAR ENDED AUGUST 31, 2004.

Revenues. Revenues for the fiscal year ended August 31, 2005, were approximately $316,000. We had revenues of approximately $450,000 for the fiscal year ended August 31, 2004. This is a decrease of approximately $134,000 or 30%. In 2005, the majority of our revenue resulted from the sale of scallops. The decrease in our revenue from 2004 to 2005 was due to increased emphasis on the develop and production of larger 2005 and 2006 scallop crops. Management believes that our emphasis on expansion of future crops will yield a significant increase in revenues in 2006 and beyond.


Gross profit (loss). Gross loss for the year ended August 31, 2005, was approximately $51,000, a decrease of approximately $29,000 as compared to gross loss of roughly $80,000, for the year ended August 31, 2004. The decrease in the amount of gross loss was mainly attributable to management's decision to recognize the recoverable inventory costs and no longer assign assigned nil carrying amount to the biomass inventor of scallops. Management believed that, given the projected increase in upcoming annual crops, the capital costs associated with inventory could be recovered and the net realizable value was determined to be greater than the cost incurred. Furthermore, Management of the Company believed that as of August 31, 2005 the Company had an adequate history of successful sales to justify recognition of recoverable inventory costs. Previously, the Company had assigned nil carrying amount to the biomass inventor of scallops.

General and administrative. General and administrative expenses for the fiscal year ended August 31, 2005, were approximately $221,000. Our general and administrative expenses were approximately $95,000 for the fiscal year ended August 31, 2004. This is an increase of approximately $126,000 or 133%. Our general and administrative expenses for the year ended August 31, 2005 were attributable to costs associated with establishing, building, and supporting our infrastructure and included various consulting costs, legal and accounting fees, overhead, realized stock compensation and salaries. We anticipate that these costs will rise as we continue to expand our operations.

Stock compensation expense. During the year ended August 31, 2005, our Board of Directors authorized the issuance of shares of our restricted common stock to an individual who would provide services to Edgewater Foods International, Inc. Based upon the common stock trading price at the times of issuance, and FASB rules, we were required to incur non-cash expenses for the issuance of stock of approximately $10. As these shares were issued by Edgewater in June 2005 prior to the share exchange, these shares were valued based on the par value, $0.0001 of the stock at time of issuance and we recorded a $10 stock compensation expense for the issuance of these shares during the year ended August 31, 2005 and $0 for the issuance of these shares during the year ended August 31, 2004.


Other income (expense), net. Interest income for the year ending August 31, 2005 was approximately $2,600. Interest expense for the year ending August 31, 2005 was approximately $81,000. Interest expense for the year ending August 31, 2004 was approximately $32,000. As a result, other expense for the year ending August 31, 2005 was approximately $78,000 as compared to approximately $32,000 for the year ending August 31, 2004. This is a increase in expenses of of approximately $46,000 primarily attributed to expenses related to the expansion of the Company's scallop crops.


Net profit (loss). As a result of the above, the net loss for the year ended August 31, 2005, was approximately $350,000 as compared to a net loss of approximately $135,000 for the year ended August 31, 2004.

RISK FACTORS

You should carefully consider the risks described below before making an investment in our Company. All of these risks may impair our business operations. If any of the following risks actually occurs our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATING TO AQUACULTURE

We are subject to a number of biological and environmental risks.

Our business would be adversely affected if our scallop crop is infected by SPX Disease (or Pertensis). SPX or Pertensis affects a variety of scallops and is most prevalent when water temperatures rise above 20 degrees Celsius. SPX disease has inhibited scallop growth throughout the industry. In the 1990s, mortality numbers were large and nearly wiped out fisheries on the west coast. During this time Island Scallops lost most of its stock, but was able to overcome this disease by breeding the remaining stock. Eight years of successfully breeding hardy individuals resulted in the remaining populations of scallops being SPX-free. Although there is a chance that other diseases may occur, the Island Scallops hybrid scallop has proven resistant to SPX disease for the last six years.

Paralytic Shellfish Poisoning (PSP or Red Tide) could limit the amount of scallops available for sale.

Paralytic Shellfish Poisoning (PSP or red tide) is another concern when farming scallops. The adductor muscle can be processed for sale to the traditional scallop meat market even when there is a PSP closure. On the other hand, the live animal market is stopped by PSP toxicity. Sewage Contamination (faecal coliform) is monitored by the Canadian Department of Fisheries and Oceans (DFO) to avoid this problem. This type of contaminant is not threatening to the crop, it only causes a temporary displacement to the marketing of the product until evacuation of the bacteria is concluded. Island Scallops' aquaculture is not without total risk; however, the development program over the last decade has reduced the risk of disease and increased the historical grow-out survival rate to 95% over the past six years. Despite these advances, however, an outbreak of PSP, even if it did not affect Island Scallops' stock, could have a depressive effect on the scallop market in general and could adversely affect on our business.

Aquaculture and scallop farming is subject to a variety of general disease risks.

Bacteria are almost always associated with mortalities in the larval stages of growth. Control of disease outbreaks in the hatchery consists of regular inspection, growth rates, color and larvae is checked for proper shape. Proper hygiene practices within the hatchery minimize problems with Bacteria. In general, scallops are harder to handle and transport and care needs to be taken when moving them. Scallops can develop a stress related disease that can be avoided by proper handling conditions such as temperature, moisture rates and time before getting back in the water (maximum time being 24 hours).

Boring sponges and worms can adversely impact our scallop yield.

Boring sponges and worms are organisms that make holes in the scallop's shell, weakening it and requiring the scallop to make repairs. Secreting additional layers of shell material to mend these holes directs energy away from growth and maintenance of the scallop. In cases of severe infestation, the adductor muscle may be reduced in weight by up to 50%, and the meat may be discolored.

Our business would be adversely affected if our scallop crop is infected by flatworm.

Flatworms can be devastating, destroying all seed within 2 weeks. Island Scallops has managed to minimize this problem and keep mortalities down by keeping the seeds in the pond a little longer so it becomes larger, making the time spent in the first net culture less. We then move the seeds to a larger mesh net culture, which causes the flatworms to fall off and no longer pose a problem. This husbandry technique alleviates the problem to a large degree.

Scallops raised in the open ocean are subject to a variety of predators that could adversely impact crop yield.

Starfish are a major predator of scallops, particularly in bottom culture. If the hanging techniques are far enough from the bottom, even during extreme low tides, then this does is not problematic. Since starfish and crabs have a free-swimming larval stage as part of their life cycle, it is possible that these larvae can land within the "grow-out" nets and metamorphose there. Crabs, starfish, boring snails, certain species of fish, including the wolfish and cod can prey on scallops.

Our business would be adversely affected if a majority of our scallop crop experiences fouling.

Fouling is caused by settlement and growth of several organisms such as macroalgae, bryozoans, barnacles and mussels on the nets. Heavy fouling of culture nets and scallops impedes growth of the scallops. Since most fouling occurs in shallower waters, hanging scallops at deeper depths can reduce fouling. If culture systems are managed properly, fouling is not a problem.

Aquaculture can be subject to a variety of growing conditions that can adversely affect product growth and development.

Certain growing conditions and sea conditions can affect the quality and quantity of scallops produced, decreasing the supply of our products and negatively impacting profitability. Extreme wave actions tend to make scallops seasick. In cases of extreme seasickness, scallops stop feeding and growth is reduced. This may create mortality by weakening the scallops and making them susceptible to other problems and diseases. Currently, the water leases owned by Island Scallops are located in areas where this will prove to be less problematic. Additionally, if other environmental conditions are unfavorable, growing conditions in the ocean can greatly inhibit scallop growth. Generally this risk is mitigated by year-to-year variations in growing conditions. However, we cannot guarantee that we will not be negatively affected, at least in the short term, if we experience poor growing conditions.

Increased mortality rates would adversely impact our business.

In general, increased mortality rates in juveniles are due to improper feeding and hatchery husbandry. Once scallops are introduced to the ocean, increased mortality rates are caused by the above factors as well as fluctuations in salinity and currents. Given the location of Island Scallops' current farming areas, the salinity and currents should not be problematic. Mortality rates can also increase due to overcrowding problems. In cases of extreme overcrowding scallops actually bite each other and their shells become damaged exposing their soft parts.

Improper ear hanging could lead to increased mortality rates.

By drilling a hole in the left anterior auricle and inserting a plastic fastener, or a-ge-pin, that is affixed to a rope, two scallops can hang next to each other on the down line. Since the scallops are not confined or lying on their sides, the shells are more convex, resulting in a higher meat yield. Since this technique relies on proper placement of holes within the scallop shells (specifically in the left anterior auricle, or byssal notch), mortalities can occur if these holes pierce both sides of the shell.

BUSINESS RISKS

We will require additional capital to fund our current business plan.

Our success is dependent on future financings. The aquaculture or marine farming industry is a capital-intensive business, which requires substantial capital expenditures to develop and acquire farms and to improve or expand current production. Further, the farming of marine life and acquisition of additional farms may require substantial amounts of working capital. We project the need for significant capital spending and increased working capital requirements over the next several years. There can be no assurance that we will be able to secure such financing on terms, which are acceptable, if at all. The failure to secure future financing with favorable terms could have a material adverse effect on our business and operations.

We are dependent on certain key existing and future personnel.

Our success will depend, to a large degree, upon the efforts and abilities of our officers and key management employees such as Mr. Saunders, Mr. Bruce Evans and Ms. Patti Greenham and Ms. Leslie Chapman. The loss of the services of one or more of these or other key employees could have a material adverse effect on our operations. We currently maintain key man life insurance on Mr. Saunders for a value of $1,000,000. We also have an employment agreement with Mr. Saunders. We do not maintain key man insurance for, nor do we currently have employment agreements with, any of our other key employees. In addition, as our business plan is implemented, we will need to recruit and retain additional management and key employees in virtually all phases of our operations. Key employees will require a strong background in the marine aquaculture industry. We cannot assure that we will be able to successfully attract and retain key personnel.

The fact that our directors and officers own approximately 69.23% of our capital stock may decrease your influence on shareholder decisions.

Our executive officers and directors, in the aggregate, beneficially own approximately 69.23% of our capital stock. As a result, our officers and directors, will have the ability to influence our management and affairs and the outcome of matters submitted to shareholders for approval, including the election and removal of directors, amendments to our bylaws and any merger, consolidation or sale of all or substantially all of our assets.

Our acquisitions and potential future acquisitions involve a number of risks.

Our potential future acquisitions involve risks associated with assimilating these operations into our company; integrating, retaining and motivating key personnel; integrating and managing geographically-dispersed operations integrating the technology and infrastructures of disparate entities; and risks inherent in the husbandry and farming of marine species.

We may have difficulty competing with larger and better-financed companies in our sector.

In general, the aquaculture industry is intensely competitive and highly fragmented. Many of our competitors have greater financial, technical, marketing and public relations resources than we presently have. Our sales may be harmed to the extent we are not able to compete successfully against such seafood producers.

Contamination of our seafood would harm our business.

Because our products are designed for human consumption, our business is subject to certain hazards and liabilities related to food products, such as contamination. A discovery of contamination in any of our products, through tampering or otherwise, could result in a recall of our products. Any such recall would significantly damage our reputation for product quality, which we believe is one of our principal competitive assets, and could seriously harm our business and sales. Although we maintain insurance to protect against such risks, we may not be able to maintain such insurance on acceptable terms and such insurance may not be adequate to cover any resulting liability.

Our business may be adversely affected by an oversupply sablefish.

The sablefish market is considered to be a high-end niche market, which is small. It is also a high quality product that is very sensitive to volume. A small increase in volume always brings upon an exaggerated reduction in market prices. If British Columbian sablefish farms achieve their expected production, they will more than double the current supply of sablefish to the world market. This increase in sablefish production could result in excess of supply over demand and could force fisheries to reduce, or maintain prices.

Our business may be adversely affected by certain environmental liabilities.

Currently Island Scallops is not required to have a Waste Management Permit. In the future, this could be reviewed and Island Scallops could be required to apply for such a permit. In such a case, Island Scallops may be "grandfathered" in its requirements. Island Scallops is also anticipating that its' tenures may be required to partake in a Canadian Environmental Review, although the tenures have recently been renewed for an additional 20 years, making it unlikely to have an impact. However, should new environmental regulations be implemented or if existing regulations are interpreted differently, we could be adversely affected and as a result, our compliance costs could increase.

We may experience barriers to conducting business due to potential government regulations.

There are no competitors in the scallop farming business in British Columbia. The United States will not allow the farming of the species farmed by Island Scallops in their waters, as this species is considered an "exotic". It is unlikely that the Canadian government would decide to regulate this species like the United States does (as the Canadian government developed the technology) however if it does, this would have a material adverse affect on our business.

Our business may be adversely affected price by volatility.

If market prices for Island Scallops' products decrease, we will incur a loss of profits. However, our operational costs will increase because we will have to produce the same quantity to meet the current demand, which will decrease profit margin. This form of price volatility would be detrimental for our business.

Foreign exchange rates risks, political stability risk, and/or the imposition of adverse trade regulations could harm our business.

We conduct some of our business in foreign currencies. Our profitability depends in part on revenues received in United States dollars as a result of sales into the United States. A decline in the value of the US dollar against the Canadian dollar would adversely affect earnings from sales in the United States. As part of our plans to acquire other businesses we may expand our operations to other countries, operate those businesses in foreign currencies, and export goods from those countries. Thus far, we have not engaged in any financial hedging activities to offset the risk of exchange rate fluctuations. We may in the future, on an as-needed basis, engage in limited financial hedging activities to offset the risk of exchange rate fluctuations. There is a risk that a shift in certain foreign exchange rates or the imposition of unforeseen and adverse political instability and/or trade regulations could adversely impact the costs of these items and the liquidity of our assets, and have an adverse impact on our operating results. In addition, the imposition of unforeseen and adverse trade regulations could have an adverse effect on our exported seafood operations. We expect the volume of international transactions to increase, which may increase our exposure to future exchange rate fluctuations.

ITEM 7.      FINANCIAL STATEMENTS

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Edgewater Foods International, Inc.
Qualicum Beach, British Columbia, Canada

We have audited the accompanying consolidated balance sheet of Edgewater Foods International, Inc. as of August 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standard require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Edgewater Foods International, Inc. as of August 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with the accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that Edgewater will continue as a going concern. As discussed in Note 15 to the financial statements, Edgewater has incurred losses from operations for the year ended August 31, 2005 totaling approximately $272,000, has negative net worth approximating $1,300,000 and current liabilities exceed current assets by a significant amount. Edgewater will require additional working capital to develop its business until Edgewater either (1) achieves a level of revenues adequate to generate sufficient cash flows from operations; or (2) obtains additional financing necessary to support its working capital requirements. These conditions raise substantial doubt about Edgewater's ability to continue as a going concern. Management's plans regard to this matter are described in Note
15. The accompanying financial statements do not include any adjustments that might results from the outcome of these uncertainties.


/s/ LBB & Associates, Ltd., LPP
-------------------------------
LBB & Associates, Ltd., LPP
(formerly Lopez, Blevins, Bork & Associates, LLP)
Houston, Texas
November 16, 2005



                          EDGEWATER FOODS INTERNATIONAL
                           CONSOLIDATED BALANCE SHEET
                            AUGUST 31, 2005 and 2004

                                                                            2005          2004
                                                                      -----------    -----------
                                                                                     (Unaudited)

ASSETS

Current assets:
     Cash                                                             $       560         12,910
     Accounts receivable                                                     --           25,416
     Loans receivable                                                        --            2,042
     Inventory                                                            540,126           --

     Other current assets                                                  28,520          7,476
                                                                      -----------    -----------

       Total current assets                                               569,206         47,844

Property, plant and equipment                                           1,096,986        620,636

Loans receivable                                                           20,387         17,051

Investments in tenures                                                      3,356          3,032
                                                                      -----------    -----------

     Total assets                                                     $ 1,689,935    $   688,563
                                                                      ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
     Checks issued in excess of funds on deposit                      $    38,538    $      --

     Bank indebtedness                                                     65,364           --
     Accounts payable and accrued liabilities                             489,724        276,411
     Short term debt                                                    1,125,141         88,465
     Shareholder debt                                                        --        2,946,789
     Current portion of long term debt                                    959,486        896,336
                                                                      -----------    -----------

     Total Current Liabilities                                          2,678,253      4,208,001

Long term debt                                                            369,632        327,879
                                                                      -----------    -----------

     Total Liabilities                                                  3,047,885      4,535,880
                                                                      -----------    -----------

Stockholders' Equity

     Common stock, no par $0.001, 50,000,000 authorized, 20,585,400
      issued and outstanding at August 31, 2005                             2,059          1,030


     Additional paid in capital                                         3,151,800         (1,029)
     Accumulated deficit                                               (4,341,406)    (3,991,330)
     Accumulated other comprehensive income                              (170,403)       144,012
                                                                      -----------    -----------

     Total Stockholders' Equity                                        (1,357,950)    (3,847,317)
                                                                      -----------    -----------
     Contingent Liabilities
     Total Liabilities and Stockholders' Equity                       $ 1,689,935        688,563
                                                                      ===========    ===========

See accompanying summary of accounting policies and notes to financial statements


                       EDGEWATER FOODS INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      YEARS ENDING AUGUST 31, 2005 and 2004




                                                       2005             2004
                                                   ------------    ------------
                                                                   (Unaudited)

Revenue                                            $    315,869    $    449,928
Cost of goods sold                                      366,724         530,319
                                                   ------------    ------------

Gross profit (loss)                                     (50,855)        (80,391)
                                                   ------------    ------------


Income (expenses) from Operations:
      General and administrative expenses              (137,337)        (31,366)
      Salaries and benefits                             (83,653)        (63,349)
       Gain on sale of tenure                              --           112,641
      Loss on settlement of lawsuit                        --           (40,551)

                                                   ------------    ------------


                                Total                  (220,990)        (22,625)

                                                   ------------    ------------


Loss from operations                                   (271,845)       (103,016)

                                                   ------------    ------------

Other income (expense):
      Interest(expense), net                            (80,868)        (31,869)
      Other income                                        2,637            --

                                                   ------------    ------------

                Other income (expense), net             (78,231)        (31,869)

                                                   ------------    ------------

Net income (loss)                                  $   (350,076)   $   (134,885)
                                                   ============    ============

Net income (loss) per Share
      Basic and diluted                            $      (0.03)          (0.01)

Weighted average shares outstanding
      Basic and diluted                              11,899,320      10,300,000


See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements




                       EDGEWATER FOODS INTERNATIONAL, INC.
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       FOR THE YEAR ENDED AUGUST 31, 2005


                                                                              Accumulated
                                                                             Other Comprehensive
                                                              Additional       Income -
                                        Common Stock            Paid in      Foreign Exchange      Accumulated
                                 -------------------------
                                  Number          Value         Capital       Adjustment            Deficit         Total
------------------------------- -----------    -----------    -----------    -----------          -----------     -----------

Balance at August 31, 2003       10,300,000    $     1,030    $  (1,029)    $    324,869          $(3,856,445)    $(3,531,575)

Comprehensive loss
  Net income (loss)                                                                                   (134,885)      (134,885)
Foreign exchange adjustment                                                     (180,857)                            (180,857)
                                                                                                                  -----------
Total comprehensive loss                                                                                             (315,742)
                                -----------    -----------    -----------    -----------           -----------    -----------

Balance at August 31, 2004
(unaudited                       10,300,000          1,030         (1,029)       144,012            (3,991,330)    (3,847,317)

Comprehensive loss
  Net income (loss)                                                                                   (350,076)      (350,076)


  Foreign exchange adjustment                                                   (314,415)                            (314,415)
                                                                                                                  -----------

Total comprehensive loss                                                                                             (664,491)

Common stock issued for
 services                           100,000             10             --                                                  10

   Common stock issued in
   connection with
   recapitalization               8,600,000            860           (860)                                --              --


   Forgiveness of shareholder
   debt                                                         3,153,848                                           3,153,848

   Common stock issued
   in connection with
   recapitalization               1,585,400            159           (159)


                                -----------    -----------    -----------    -----------           -----------    -----------


Balance at August 31, 2005       20,585,400    $     2,059    $ 3,151,800    $  (170,403)          $(4,341,406)   $(1,357,950)
                                ===========    ===========    ===========    ===========           ===========    ===========



See accompanying summary of accounting policies and notes to financial statements




                       EDGEWATER FOODS INTERNATIONAL, INC.
                      CONSOLIDATED STATEMENTS OF CASHFLOWS
                      YEARS ENDED AUGUST 31, 2005 and 2004


                                                                              2005           2004
                                                                          -----------    -----------
                                                                                         (Unaudited)

Cash flows from operating activities:

        Net income (loss)                                                 $  (350,076)   $  (134,885)

        Adjustments to reconcile net loss to net cash used in operating activities:
          Depreciation, depletion and amortization                             80,435         39,660
          Common stock issued for services                                         10           --
          Bad debt expense                                                        347           --
          Gain on sale of tenure                                                 --         (112,641)
          Loss on settlement of lawsuit                                          --           40,551

        Changes in current assets and liabilities:
          Accounts receivable                                                  25,069           (557)
          Other current assets                                                (21,044)           489
          Loan receivable                                                      (1,294)          --
          Inventory                                                          (540,126)          --
          Accounts payable                                                    221,644         39,247
          Bank overdrafts                                                      38,538           --
          Deferred revenues                                                      --             --
                                                                          -----------    -----------

Net cash used in operating activities                                        (546,497)      (128,136)
                                                                          -----------    -----------

Cash flows from investing activities:

        Payment in settlement of interest in joint venture                       --          (37,547)
        Proceeds on sale of property, plant and equipment                        --           22,234
        Purchase of property, plant and equipment                            (493,018)        (4,884)
        Proceeds on sale of tenure                                               --          112,641
        Decrease in loans receivable                                             --           13,644
                                                                          -----------    -----------

Net Cash provided by (used in) investing activities                          (493,018)       106,088
                                                                          -----------    -----------

Cash flows from financing activities:

        Line of credit, net                                                     6,591           --
        Proceeds from short term debt                                       1,125,247           --
        Payments on short term debt                                           (38,128)          --
        Proceeds of long term debt                                               --          165,207
        Payment of long term debt                                             (25,408)       (98,238)
        Common stock issued for cash                                              860           --
                                                                          -----------    -----------

Net Cash provided by financing activities                                   1,069,162         66,969
                                                                          -----------    -----------

Foreign currency translation effect                                           (41,997)        (1,153)

Net increase in cash                                                          (12,350)        43,768

Cash, beginning of period                                                      12,910        (30,858)
                                                                          -----------    -----------

Cash, end of period                                                       $       560    $    12,910
                                                                          -----------    -----------

Supplemental disclosure of cash flow information

Net cash paid during the year
     Interest                                                             $    60,000    $    33,182
     Income taxes                                                         $         -    $         -

Non-cash transactions
     Forgiveness of shareholder debt                                      $ 3,153,848    $         -


See accompanying summary of accounting policies and notes to financial statements

                       Edgewater Foods International, Inc.

                   Notes to Consolidated Financial Statements

NOTE 1.  BASIS OF PRESENTATION, ORGANIZATION AND NATURE OF OPERATIONS

Edgewater Foods International Inc., a Nevada Corporation, is the parent company of Island Scallops Ltd., a Vancouver Island aquaculture company. Island Scallops was established in 1989 and for over 15 years has successfully operated a scallop farming and marine hatchery business. Island Scallops is dedicated to the farming, processing and marketing of high quality, high value marine species: scallops and sablefish. Scallop farming is relatively new to North America and Island Scallops is the only producer of both live-farmed Pacific scallops and live sablefish (or blackcod). Given Island Scallops' unique hatchery technology and extensive research and development, we believe that there is no significant competition for the farming of these marine species in our geographic area. Island Scallops is committed to rapidly expanding production and profits while continuing to finance the aggressive growth of the Company and maintaining a healthy respect for the marine environment.


On June 29, 2005, Edgewater Foods International, Inc. ("Edgewater"), a holding private company established under the laws of Nevada in order to acquire assets in the aquaculture industry, issued 10,300,000 shares of common stock in exchange for a 100% equity interest in Island Scallops, Ltd. As a result of the share exchange, Island Scallops, Ltd. become the wholly own subsidiary of Edgewater Foods International, Inc. As a result, the shareholders of Island Scallops owned a majority (54.21%) of the voting stock of Edgewater Foods International, Inc. The transaction was regarded as a reverse merger whereby Island Scallops was considered to be the accounting acquirer as its shareholders retained control of Edgewater Foods after the exchange, although Edgewater is the legal parent company. The share exchange was treated as a recapitalization of Edgewater Foods. As such, Island Scallops, Ltd. (and its historical financial statements) is the continuing entity for financial reporting purposes.

On August 15, 2005, we completed a reverse acquisition of Heritage Management Corporation, a public shell company, as that term is defined in Rule 12b-2 of the Exchange Act, established under the laws of Nevada on June 12, 2000. To accomplish the share exchange we issued 19,000,000 shares of common stock on a one to one ratio for a 100% equity interest in Edgewater Foods. Per the terms of the Share Exchange and Bill of Sale of Heritage Funding Corporation and E. Lee Murdoch, Heritage was delivered with zero assets and zero liabilities at time of closing. Following the reverse acquisition, we changed the name of Heritage Management Corporation to "Edgewater Foods International, Inc." The transaction was regarded as a reverse merger whereby Edgewater was considered to be the accounting acquirer as it retained control of Heritage after the exchange. Although the Company is the legal parent company, the share exchange was treated as a recapitalization of Edgewater. Edgewater is the continuing entity for financial reporting purposes. The Financial Statements have been prepared as if Edgewater had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the acquired entities since their respective dates of acquisition. All significant inter-company amounts have been eliminated.


Cash and equivalents

Cash and equivalents include cash, checks issued in excess of funds on deposit, bank indebtedness, and highly liquid short term market investments with terms to maturity of three months or less.

Accounts receivable

Accounts receivable is presented net of allowance for doubtful accounts. The allowance for doubtful accounts reflects estimates of probable losses in accounts receivable. The allowance is determined based on balances outstanding for over 90 days at the period end date, historical experience and other current information.

Loans receivable

Loans receivable is presented net of an allowance for loan losses, as necessary. The loans are written off when collectibility becomes uncertain.

Inventory

The Company maintains inventories of raw materials for its aquaculture products, of biomass (inventory of live aquaculture product being actively cultivated), and of finished goods (aquaculture product ready for sale).

Raw materials are reported at the lesser of purchase cost and estimated net realizable value.

Biomass and finished goods are reported at the lesser of cost and estimated net realizable value. Cost includes direct and reasonably attributable indirect production costs related to hatchery, cultivation, harvesting, and processing activities. Carrying costs per unit are determined on a weighted average basis.

At August 31, 2005, inventory consisted of the following:

Biomass (Scallops):                         $540,126


Previously, a nil amount was assigned to biomass inventory of scallops (At August 31, 2003 and 2004) as the Company had a recent history of larger negative gross margins in respect to scallop sales and had experience past significant crop failures. The Company wrote off these costs since the net realizable value of the inventory was indeterminable if not zero. However, Management believed that, given the projected increase in upcoming annual crops, the capital costs associated with inventory could be recovered and the net realizable value was determined to be greater than the cost occurred. Furthermore, Management of the Company believed that as of August 31, 2005 the Company has an adequate history of successful sales to justify recognition of recoverable inventory costs. Based on Management's review of Statement of Financial Accounting Standards (FASB) No. 154 (a replacement of APB Opinion No. 20 and FASB Statement No.3), we do not believe that this decision represents a change in an accounting principle. We believe the inventory accounting policy has remained unchanged, but the application of this policy resulted in different results for the period under August 31, 2004 and August 31, 2005.

Long term investments

Long term investments are recorded at cost. The Company reviews its investments periodically to assess whether there is an "other than temporary" decline in the carrying value of the investment. The Company considers whether there is an absence of an ability to recover the carrying value of the investment by reference to projected undiscounted future cash flows for the investment. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Intangible assets

Intangible assets are recorded at cost. Cost is amortized over the estimated useful life of the asset unless that life is determined to be indefinite.

Intangible assets not subject to amortization are tested for impairment on at least an annual basis. If the fair value of the intangible asset is determined to be less than the carrying amount, an impairment loss is recognized in the amount of that difference.

Intangible assets subject to amortization are reviewed for impairment in accordance with the provisions applying to long-lived assets.

Property, plant, and equipment

Property,   plant,   and  equipment  are  recorded  at  cost  less   accumulated
amortization and are amortized in the following manner based on estimated useful lives:

         Buildings                                   4% - 5% declining balance
         Seawater piping and tanks                   6% declining balance
         Boats                                      15% declining balance
         Field equipment                            20% declining balance
         Office equipment                           20% declining balance
         Vehicles                                   30% declining balance
         Computer equipment                         30% declining balance

Impairment of long-lived assets

The Company monitors the recoverability of long-lived assets, including property and equipment and intangible assets, based upon estimates using factors such as expected future asset utilization, business climate, and undiscounted cash flows resulting from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to the estimated net recoverable amount, in the period in which it is determined likely that the carrying amount of the asset will not be recoverable.

Government assistance

Government assistance received by the Company, such as grants, subsidies, and tax credits, is recorded as a recovery of the appropriate related expenditure in the period that the assistance is received.


The Company has received government assistance in the foam of loans, for which repayment may not be required if the Company fails to meet sufficient future revenue levels to repay these loans based on a percentage of gross sales for certain products over a defined period of time., Such assistance received by the Company is initially recorded as a liability, until such time as all conditions for forgiveness are met, and is then recognized as other income in that period.


Farm license costs

The Company must pay annual license costs in respect to government-granted tenures that it holds, which give the Company the right to use certain offshore ocean waters for the purpose of aquaculture farming. Such license costs are recognized as an expense when incurred.

Research and development costs

Development costs include costs of materials, wages, and reasonably attributable indirect costs incurred by the Company which are directly attributable to the development of hatchery techniques for sablefish and shellfish. These costs are expensed when incurred.

Research costs are expensed when incurred.

Income taxes

The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) ("SFAS 109"), which requires an asset and liability approach to financial accounting for income taxes. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities attributable to the future tax consequences of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of enacted changes in tax laws or tax rates. Deferred income tax assets are recorded in the financial statements if realization is considered more likely than not.

Revenue recognition

The Company recognizes revenue when it is realized or realizable, and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of a contract, the product has been delivered, or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue of the Company is derived principally from the sale of scallops produced by the Company or purchased from third parties, and from the sale of seed and farm supplies to other aquaculture farms.

Revenue from the sale of scallops and other products is recognized upon delivery of the product and invoicing of the customer, assuming collection is considered reasonably assured.

Financial instruments

The carrying amount of the Company's financial instruments, which include cash, accounts receivable, loans receivable, checks issued in excess of funds on deposit, bank indebtedness, accounts payable and accrued liabilities, short term debt, shareholder debt, and long term debt approximate fair value. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments unless otherwise noted.

Foreign exchange

The functional currency of the Company's foreign subsidiary is the local foreign currency (Canadian dollars). All assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate prevailing on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments resulting from translation of the subsidiaries' accounts are accumulated as a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and have not been significant.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Such estimates include providing for amortization of property, plant, and equipment, and valuation of inventory. Actual results could differ from these estimates.

Concentration of risk

The Company operates in the regulated aquaculture industry. Material changes in this industry or the applicable regulations could have a significant impact on the Company.

The quality and quantity of the aquaculture products cultivated, harvested and processed by the Company could be impacted by biological and environmental risks such as contamination, parasites, predators, disease and pollution. These factors could severely restrict the ability of the Company to successfully market its products.



During the year ended August 31, 2005, three customers,  TriStar,  Sea World and
Lobsterman, individually accounted for 23%, 17% and 14% or our revenues respectively, and we therefore are materially dependent upon such customers.
During the year ended August 31, 2004, TriStar, Summer Breeze and Sea World, individually accounted for 27%, 15% and 10% or our revenues respectively. The
Company's ongoing operations are dependent on continued business from these customers.


Stock-based compensation

The Company accounts for stock-based  employee  compensation  arrangements using the  intrinsic  value method in  accordance  with the  provisions  of Accounting
Principles  Board  (APB)  Opinion  No.  25,  "Accounting  for  Stock  Issued  to
Employees,"  and  complies  with  the  disclosure  provisions  of SFAS  No.  123
"Accounting for Stock-Based Compensation," as amended by SFAS No. 148. Under APB
Opinion  No.  25,  compensation  cost  is  generally  recognized  based  on  the difference, if any, on the date of grant between the fair value of the Company's common stock and the amount an employee must pay to acquire the stock.



The Company periodically issues common stock for acquisitions and services rendered. Common stock issued is valued at the estimated fair market value, as determined by management and the board of directors of the Company. Management and the board of directors consider market price quotations, recent stock offering prices and other factors in determining fair market value for purposes of valuing the common stock.

The following table illustrated the effect on net income and earnings per share if Edgewater had applied the fair value recognition provisions of FASB Statement
No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                                            Year Ended
                                                                            August 31,
                                                                       2005           2004
                                                                    ---------    -----------

Net income (loss), as reported                                      $(350,076)  $   (134,885)

Add:  Stock based intrinsic value included in report loss                --             --

Less:  Total stock-based employee compensation expense determined
under the fair value based method for all awards                     (370,565)          --
                                                                    ---------    -----------

Pro-forma net income (loss)                                         $(720,641)  $   (134,885)
                                                                    ---------    -----------
Basis and diluted net loss per share
    As reported                                                         (0.03)         (0.01)
    Pro-forma                                                           (0.06)         (0.01)


The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions: dividend yield $0, expected volatility of 100%, average risk-free interest rate of 4.15%, and expected lives of 10 and 5 years.


Basic and diluted net loss per share

Basic income or loss per share includes no dilution and is computed by dividing net income or loss by the weighted-average number of common shares outstanding for the period. Diluted income or loss per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For all periods presented, diluted loss per share equaled the basic loss per share as all convertible instruments were anti-dilutive.

Recent accounting pronouncements


In November of 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"). SFAS 151 amends the guidance in Accounting Research Bulletin No. 43 (Inventory Pricing) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and waste material. Among other provisions, SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight, and rehandling costs, be recognized as current period charges. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversions be based on normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, and is required to be adopted by the Company in the first quarter of fiscal 2006. In the opinion of Management, the adoption of this statement will not have any impact on the Company's consolidated financial statements.


In December of 2004, the FASB issued Statement of Financial Accounting Standards No, 123 (revised 2004) (Share-Based Payment) ("SFAS 123R"). SFAS 123R is a revision of SFAS 123 (Accounting for Stock-Based Compensation), and supersedes Accounting Principles Beard ("APB") Opinion No. 25 (Accounting for Stock Issued to Employees). SFAS 123R requires that the fair value of employees awards issued, modified, repurchased or cancelled after implementation, under share-based payment arrangements, be measured as of the date the award is issued, modified, repurchased or cancelled. The resulting cost is then recognized in the statement of earnings over the service period. SFAS 123R is required to be adopted by the Company not later than for the 2007 fiscal year. In the opinion of Management, the adoption of this statement will not have a significant impact on the Company's consolidated financial statements.

In December of 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29, Accounting for Nonmonetary transactions) ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance, SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005, and is required to be adopted by the Company in the second quarter of the 2006 fiscal year. We do not currently believe that the adoption of SFAS No. 153 will have a material impact on its consolidated financial statements.


In May 2005, SFAS No. 154, "Accounting Changes and Error Corrections" (a replacement of APB Opinion No. 20 and SFAS No. 3) was issued. Statement 154 requires that all voluntary changes in accounting principles and changes required by a new accounting pronouncement that do not include specific transition provisions be applied retrospectively to prior periods' financial statements, unless it is impracticable to do so. Opinion 20 required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle as a component of net income in the period of change. Statement 154 is effective prospectively for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier application encouraged. Earlier application is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date the Statement was issued (May 2005). Statement 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of the Statement. Accordingly, the Company will implement the provisions of this accounting pronouncement in the fiscal reporting period ending August 31, 2007. We do not currently believe that the adoption of SFAS 145 No. 154 will have a material impact on our consolidated financial statements.


NOTE 3.  PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment at August 31, 2005 consisted of the following:



                                                       Accumulated      Net Book
                                       Cost            Amortization     Value
                                      -----------------------------------------

Land                                  $  211,463      $     --        $  211,463
Buildings                                415,807         204,402         211,405
Seawater piping and tanks                417,558         239,200         178,358
Boats and Barge                          214,335          88,618         125,717
Field equipment                          952,751         592,691         360,060
Office equipment                          12,717          11,238           1,479
Vehicles                                  33,681          29,982           3,699
Computer equipment                         7,834           3,029           4,805
                                      ------------------------------------------
                                      $2,266,146      $1,169,160      $1,096,986

Property, plant and equipment at August 31, 2004 consisted of the following:

                                                       Accumulated     Net Book
                                           Cost       Amortization     Value
                                           -------------------------------------

Land                                  $  190,996      $         -     $  190,996
Buildings                                368,875          175,301        193,574
Seawater piping and tanks                357,605          206,390        151,215
Boats                                     87,392           69,374         18,018
Field equipment                          551,901          492,604         59,297
Office equipment                          11,052            9,870          1,182
Vehicles                                  30,421           25,648          4,773
Computer equipment                         3,272            1,691          1,581
                                      ------------------------------------------
                                      $1,601,514      $   980,878     $  620,636



Accumulated amortization was $1,169,160 and $980,878 for the years ended August 31, 2005 and 2004, respectively. Depreciation expenses are $10,195 and $39,660 for the years ended August 31, 2005 and 2004, respectively.

NOTE 4.  LOANS RECEIVABLE

An unsecured note receivable from Seascal Enterprises, Ltd. ("Seascal") requires monthly interest payments, calculated at the Business Development Bank of Canada's operational rate plus 1%, per annum, and has no fixed term of repayment. The Company has an informal arrangement to provide scallop seed to Seascal, for which the Company receives a percentage of ultimate sales.

NOTE 5.  INVESTMENTS IN TENURES


The Company carries its Investment in Tenures at $3,356 at August 31, 2005 and $3,032 at August 31, 2004. This amount represent the carrying costs of certain shellfish tenures acquired by the subsidiary of the Company's wholly-owned subsidiary Island Scallops Ltd., 377332 B.C. Ltd. Shellfish tenures are government-granted rights allowing limited use of offshore waters for the purposes of cultivation of shellfish. The granting of shellfish tenure rights are the responsibility of the Provincial (British Columbia) Government and not the Canadian Federal Government. As such, the government assistance that we receive via loan agreement with various Federal Agencies has no effect on our ability to renew and/or modify these tenure agreements. The tenure held by 377332 B.C. Ltd. has an expiration date of July 10, 2021. Other shellfish tenures held by the Company and its subsidiaries have expiration dates ranging from 2021 to 2024.


These tenures are considered to have an indefinite useful life because renewal on expiration is anticipated, and therefore are not subject to amortization.

NOTE 6.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities are balances outstanding related to credit cards held in the name of the shareholder totaling $95,210 at August 31, 2005 and $44,681 at August 31, 2004. The Company used these credit cards as a means of short term financing and incurs interest charges on such unpaid balances.

Included in accounts payable and accrued liabilities at August 31, 2005 is an amount of $110,648 (2004 is $99,939) related to deposits paid by two third parties in respect to an agreement to purchase geoduck seed from the Company (for additional information see Note 10 - Contingent Liabilities).

Included in accounts payable and accrued liabilities at August 31, 2005 is an amount of $6,330 related to interest accrued in respect to the loan from the National Research Council of Canada Industrial Research Assistance Program (see
Note 9 - Long Term Debt for additional information).

Other accounts payable at August 31, 2005 carry a balance of $267,314 and accrued liabilities included a customer deposit of $10,223.

As a result, at August 31, 2005, the Company had an accounts payable and accrued liabilities balance of $489,724.

NOTE 7.  SHORT TERM DEBT

Included in short-term notes payable is a loan with an authorized limit of $1,258,706 secured by the assets of the Company, including a mortgage charge in the amount of $1,258,706 on land and building of the Company, and by a personal guarantee of Robert Saunders, our Chairman, President and CEO, and former sole shareholder of Island Scallops. The note bears interest at a rate of 1% per month, payable monthly, and is due April 1, 2006. As of August 31, 2005, $991,533 of the authorized limited had been lent to the Company's wholly owned subsidiary, Island Scallops.


Included in short-term debt at August 31, 2005 is estimated royalties of $55,848 (2004: $50,443) payable to a third party from who the former sole shareholder of Island Scallops Ltd. originally acquired the shares of Island Scallops Ltd. The 1992 share purchase agreement (for Island Scallops) provided that the third party was to receive from the Company 3% of revenues of the Company as earned, on a quarterly basis, throughout the period from December 1, 1992 to November 30, 2002. The third party holds a first charge (or first lien) over inventory of the Company (including broodstock) in the amount of $293,698 (2004: $265,272) in support of its royalty entitlement. The third party has not taken further action to enforce payment of the arrears liability. To date, we have accrued the entire balance of $55,848 as a current liability and we plan to pay it with available funds in the near future.

Included in short-term notes payable at August 31, 2005 is an unsecured non-interest bearing demand loan from an individual with a face value of $42,096 (2004: $38,022) and no specific terms of repayment. However, the lender has informally requested that the loan be repaid in full by October 6, 2008.

Included in the short-term notes payable at August 31, 2005 is a second unsecured non-interest bearing demand loan with a face value of $35,664 and no specific terms of repayment.

As a result, at August 31, 2005, the Company had $1,125,141  (2004:  $88,465) of
short-term notes.

NOTE 8.  FORGIVENESS OF NOTE DUE SHAREHOLDER


In August, 2005, our Board of Directors approved the forgiveness of $3,153,848 of unsecured debt by owed by Island Scallops to Robert Saunders, our Chairman, President and CEO, and former sole shareholder of Island Scallops. This debt, which represents an amount advance to Island Scallops by its previous shareholder, was acquired by Mr. Saunders at the time of his acquisition of the Island Scallops in 1992. Since this was a related party transaction, this forgiveness of debt is reflected in Additional Paid in Capital on our Balance Sheet and Statement of Stockholders' Equity.


NOTE 9. LONG TERM DEBT

These consolidated financial statements include a Western Diversification Program non-interest bearing loan to Island Scallops that requires repayment equal to 12% of gross revenues from scallop sales of the Company, payable semi-annually, with no specified due date. At August 31, 2005 as Island Scallops is in arrears in respect to the payment of these amounts, the full principal balance of $568,343 (2004: $516,367) is reflected as a current liability. Management of the Company is seeking to renegotiate terms of repayment of this debt.

These consolidated financial statements include the Company's wholly owned subsidiary's (Island Scallops) unsecured non-interest bearing loan from the National Research Council of Canada Industrial Research Assistance Program which requires quarterly payments commencing March 1, 2003 equal to 3% of gross black cod revenues of the Island Scallops until the earlier of full repayment or December 1, 2012. The amount repayable is up to 150% of the original advance of $370,128, if repayment is before December 1, 2007. If at December 1, 2012, Island Scallops has not earned sufficient revenues to be required to repay the original loan amount, the remaining portion of the loan is to be forgiven. Amounts currently due at August 31, 2005, based on revenues of $32,908 (revenue of $24,253 for the year ending August 31, 2004) bear interest at a rate of 1% per month. At August 31, 2005, Island Scallops is in arrears in respect to the payment of these amounts, the full principal balance of $369,745 (2004:
$333,959) is reflected as a current liability.

These consolidated financial statements include Island Scallop's mortgage loan repayable at $1,808 per month including interest calculated at the greater of 10% and (Canadian) prime plus 6%. The loan, which is due on April 1, 2007, is secured by a second charge on the real property of Island Scallops. At August 31, 2005, the principal due is $182,418 (2004: $165,849).

These consolidated financial statements include a non-interest bearing loan to Island Scallops from Industry Science and Technology Canada requiring repayment equal to 0.5% of gross scallop sales of the Company's wholly owned subsidiary (Island Scallops) for each preceding year, which is due January 1, 2007. If at the due date the Company has not generated sufficient revenues to be required to repay the original amount of $157,266, the remaining portion of the loan is to be forgiven. Amounts currently due bear interest based on the published rates of 90 day (Canadian) treasury bills.

These consolidated financial statements include two bank loans for Island Scallops. The first bank loan is repayable at $1,049 per month, plus interest calculated at the floating base rate of the Business Development Bank of Canada plus 1.5% annum, is due February 23, 2009, and is secured by a General Security Agreement over the assets of the Company's wholly owned subsidiary (Island Scallops), a mortgage charge on Island Scallop's real property and a personal guarantee of $41,957 by our Chairman, President and CEO, and former sole shareholder of Island Scallops. At August 31, 2005, the principal due is $44,055 (2004: $51,160). The second bank loan is repayable at $437 per month plus interest calculated at (Canadian) prime plus 3% per annum, is unsecured and is due October 23, 2007. At August 31, 2005, the principal due is $11,182 (2004:
$14,837).

As a result, at August 31, 2005, the Company had $1,329,118  (2004:  $1,224,215)
of long-term debt less a current portion of $959,486 (2004: $896,336) for a balance of $369,632 (2004: $327,879). Principal payments due within each of the next five fiscal years and subsequently, in respect to long term debt are approximately as follows:

                           2006                         $959,486
                           2007                          $22,237
                           2008                          $18,041
                           2009                          $11,748
                           2010                           $5,874
            2011 and subsequent                         $311,732
                                                   -------------

                                                      $1,329,118
                                                   =============



NOTE 10.  CONTINGENT LIABILITIES



The Company's wholly owned subsidiary, Island Scallops, entered into an Agreement in the 1998 year with two parties, under which Island Scallops was to produce and sell geoduck seed to the two parties. Island Scallops received advance payments from each of the two parties in the 2002 year of approximately $64,140 and recognized related revenue of $43,705 in respect to seed delivered in the 2002 year. The balance of the deposits received (advance payments), net of sales, totaling $110,648, is included in accounts payable and accrued liabilities.

The position of management of the Company is that the two parties violated the terms of the agreement, such that the Company is entitled to retain the balance of the deposits. Per the terms of the original agreement, Island Scallop was entitled to make up any shortfall in the product produced in the following year. Although product was available and offered by Island Scallops in the following year, the two parties refused to honor the terms of the agreement and would not accept the product (to make up the shortfall) in the following year.

As of August 31, 2004, one of the two parties had made claims that the Company owed to it amounts totaling $74,704. This particular party believed that the agreement required Island Scallops to deliver the product in year one and did not allow Island Scallop to make up any shortfall with product produced in the following year. The balance included in accounts payable and accrued liabilities related to this party is $29,156.


Any additional liability to the Company, or any reduction of the currently recognized liability, in respect to these deposits will be recorded at the time a conclusion to this matter can be determined.

Neither the Company nor its wholly owned subsidiary maintain insurance in respect to replacement of its inventory. Consequently, the Company is exposed to financial losses or failure as a result of this risk.

NOTE 11.  INCOME TAXES

The Company did not provide any current or deferred United States federal, state or foreign income tax provision or benefit for the period presented because it has experienced operation losses since inception. The Company has provided a full valuation allowance on the deferred tax asset, consisting primarily unclaimed research and development expenditures, because of uncertainty regarding the Company's ability to realize the benefit.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the net deferred taxes at August 31, 2005 are as follows:

                                                  August 31,   August 31,
                                                    2005         2004
                                                  ---------    ---------
        Deferred tax asset attributable to:            --     $ 599,019
           Net operating loss carryover          $ 445,558       44,020
           Less, Change in valuation allowance    (445,558)    (643,039)
                                                 ---------    ---------
        Total net deferred tax asset              $    --      $    --
                                                 =========    =========

Edgewater follows Statement of Financial  Accounting  Standards Number 109 (SFAS
109), "Accounting for Income Taxes." SFAS No. 109 requires a valuation allowance, if any, to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management has determined that a valuation allowance of $445,558 at August 31, 2005 is necessary to reduce the deferred tax assets to the amount that will more than likely than not be realized. The change in valuation allowance for 2005 was approximately $197,481.

At August 31, 2005 Edgewater had net operating loss carryforwards amounting to approximately $42,314 and $0 for U.S. and Canadian tax purposes, respectively, that expires in various amounts beginning in 2009 and 2009 in the U.S. and Canada, respectively.

The federal statutory tax rate reconciled to the effective tax rate for 2005 is as follows:

                                                                     2005
                                                                 -----------
       Tax at U.S. statutory rate                                      34.0%
       State tax rate, net of federal benefits                          0.0
       Foreign tax rate in excess of U.S. statutory rate               17.6%
       Change in valuation allowance                               (201,607)
                                                                 -----------
       Effective tax rate                                               0.0%
                                                                 ===========


NOTE 12.  STOCK-COMPENSATION EXPENSE


On June 27 2005, the Company issued 100,000 shares of stock to an individual who would provide services to Edgewater Foods International, Inc. Subsequently in August 2005, Edgewater was acquired by the Company pursuant to a share exchange. These shares were issued while Edgewater Foods was still a private company and we recorded the value of this expense based on the value of our shares at the time of issuance (par value of $0.0001). This value was based on recent cash purchases of shares in Edgewater Foods at par value by the founders of the company. As such, these shares were valued based on the par value, $0.0001, of our stock at time of issuance. As a result, the Company recorded a stock compensation expense for the year ended August 31, 2005 of $10.


NOTE 13.  COMMITMENTS AND CONTINGENCIES

Corporate Offices

For the fiscal year ended August 31, 2005, our U.S. corporate office was located at 400 Professional Drive, Suite 310, Gaithersburg, Maryland 20878. This space was provided on a rent free basis by one of our shareholders. As a result, the Company did not recognize rental expense in the fiscal year.

Employment Agreements

On June 29, 2005 the Company entered into an employment agreement with Mr. Robert Saunders as Chairman and President of Edgewater Foods effective June 29, 2005. Subsequently in August 2005, Mr. Saunders was appointed CEO by our Board of Directors. Mr. Saunders will serve at the pleasure of the Board of Director's. For serving as President, Mr. Saunders compensation will be US $60,000 per annum. For serving as Chairman, Mr. Saunders will receive an additional US $10,000 per month for the first twelve months of service following receipt of US $5,000,000 in outside funding by the Company. Thereafter, Mr. Saunders will receive US $20,000 per month provided that the Company has achieved gross revenue of at least US $20,000,000 in its most recent fiscal year and continuing as long as the Company continues to achieve gross revenues of at least US $20,000,000. Additionally, the Company agreed to grant Mr. Saunders a signing bonus of US $150,000 to be paid on closing of at least US $3,500,000 in third party financing.

NOTE 14. SETTLEMENT OF LAWSUIT


During the 1997 year, the Company entered into a joint venture agreement with Blackfin Research, Ltd. ("BRL") for the purpose of researching and developing a black cod hatchery. In the 2001 year, BRL made a legal claim against the Company totaling $353,965, seeking to recover amounts it claimed it had contributed to the joint venture.

During the 2004 year, the Company made a settlement with BRL under which the Company was required to pay to BRL case of $37,547, and to transfer to BRL a shellfish tenure with a carrying amount of $3,004. BRL agreed that the Company would retain sold rights to all intellectual property developed by the joint venture.

The settlement resulted in a loss to the Company of $40,551.

NOTE 15. SALE OF TENURE

During the 2004 year, Island Scallop sold a shellfish tenure which had a carrying amount of $nil, for cash proceeds of $112,641.

NOTE 16. COMPARATIVE FIGURES

Certain of the comparative figures as of August 31, 2004 and for the year then ended have been reclassified to conform to the presentation adopted for the 2005 year.

NOTE 17.  RECENT DEVELOPMENTS

On September 20, 2005, Montgomery Simus resigned as one of our directors. Mr. Simus, who currently serves on another public company's board of directors and serves as President and CEO of a private company, felt that he did not have sufficient time to dedicate to his role as a director. In conjunction with his resignation, Mr. Simus agreed to cancel back to the Company the 150,000 shares of common stock that was originally issued to him in June 2005.

In October 2005, we engaged Aurelius Consulting to provide marketing and investor relations services. The initial term of the agreement is one year. Aurelius is entitled to receive 25,000 shares of our restricted common stock per quarter during the term of its agreement, in consideration for their services. The shares were valued at $1.45 per share, the closing bid price for shares of our common stock on the date of the contract. Therefore, the total aggregate value of the transaction that will be recognized by Company in the first quarter of 2006 will be $145,000.

At October 21, 2005 and November 11, 2005, our board approved the issuing a total of 25,000 shares of the Company's common stock to The Shemano Group, LLC for preparing a research report for the Company. The shares were valued at $1.50 per share, the closing market bid of our common stock on the date of the resolution. Therefore, the total aggregate value of the transaction will be recognized by Company in the first quarter of 2006 will be $37,500.

NOTE 18.  GOING CONCERN

As of August 31, 2005, the Company's working capital has been primarily financed with various forms of debt. The Company has suffered operating losses since its inception in its efforts to establish and execute its business strategy. The Company anticipates that it will continue to require additional working capital to fund its ongoing operations and execute its business strategy. In the event that the Company does not continue to raise such required capital it would raise substantial doubt about the Company's ability to continue as a going concern.

The Financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis and ultimately to attain profitability. The Company's management intends to obtain working capital through operations and to seek additional funding through debt and equity offerings to help fund the Company's operations as it expands. There is no assurance that the Company will be successful in its efforts to raise additional working capital or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


NOTE 19.    FOREIGN OPERATIONS

The Company's share of the net assets held outside of the United States totaled approximately $1,690,000 at August 31, 2005.


ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

We have had no disagreements with our certified public accountants with respect to accounting practices or procedures or financial disclosure.


ITEM 8A. CONTROLS AND PROCEDURES


We, under the supervision and with the participation of our management, including our Chief Executive Officer and Acting Chief Accounting Officer, have evaluated the effectiveness of the design and operation of our "disclosure controls and procedures," as such term is defined in Rules 13a-15e promulgated under the Exchange Act as of this report. Based upon the evaluation, the Chief Executive Officer and Acting Chief Accounting Officer have concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report to provide reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and report within the time periods specified in SEC rules and forms.

CHANGES IN INTERNAL CONTROLS


There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.


                                    PART III.

ITEM 9.  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The following table and text set forth the names and ages of all directors and executive officers as of December 9, 2005. The Board of Directors is comprised of only one class. All of the directors will serve until the next annual meeting of shareholders, which is anticipated to be held in Spring of 2006, and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. To date we have not had an annual meeting. Except as disclosed herein, there are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director, executive officer and advisor during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

NAME                          AGE      POSITION
----                          ---      --------
Robert Saunders                53      Chairman, CEO and President
Douglas C. MacLellan           49      Vice Chairman
Mark H. Elenowitz              35      Director
Robert L. Rooks                51      Director
Ian Fraser                     45      Director
Michael Boswell                36      Director, Acting Chief Accounting Officer
Bruce Evans                    52      Farm Manager
Kristina M. Miller             43      Chief Scientific Advisor


ROBERT SAUNDERS, CHAIRMAN, CEO AND PRESIDENT.

Mr. Saunders has directed all research and development efforts at Island Scallops since its establishment. After studying for his B.Sc. at the University of British Columbia in the early 1970's, Mr. Saunders has worked exclusively in the aquaculture research and development field. His efforts have primarily involved designing and implementing innovative culture technology and methods for new aquaculture species in British Columbia. Mr. Saunders has direct experience with managing projects similar to the type proposed, such as developing the hatchery technology for producing the Japanese scallop and the development of sablefish aquaculture.

DOUGLAS C. MACLELLAN, VICE-CHAIRMAN.

Since May 1992, Mr. MacLellan has been President and Chief Executive Officer of the MacLellan Group, Inc., a privately held business incubator and financial advisory firm. Mr. MacLellan is currently a member of the board of directors and chairman of the audit committee of AMDL, Inc. (AMEX: ADL), a publicly held biotechnology firm. From 2002 until September 2005, Mr. MacLellan was Vice Chairman and a Director of AXM Pharma, Inc. (AMEX; AXJ). From March 1998 through October 2000, Mr. MacLellan was the co-founder and a significant shareholder of Wireless Electronique, Ltd., a China-based telecommunications company having joint venture operations with China Unicom (NASDAQ: CHU) in Yunnan, Inner Mongolia and Ningxia provinces. He is also a co-founder and, since May 1997, has been a director of Datalex Corporation, a Canadian-based legacy software solution provider. From November 1996 to March 1998, Mr. MacLellan was co-Chairman and an Investment Committee member of the Strategic East European Fund. From November 1995 to March 1998, Mr. MacLellan was President, Chief Executive Officer and a Director of PortaCom Wireless, Inc., a company engaged as a developer and operator of cellular and wireless telecommunications ventures in selected developing world markets. Mr. MacLellan is a former member of the board of directors and co-founder of FirstCom Corporation (NASDAQ: FCLX), an international telecommunications company that operates a competitive access fiber and satellite network in Latin America, which became AT&T Latin America (NASDAQ: ATTL) in August 2000. During 1996, he was also the Vice-Chairman of Asia American Telecommunications (now Metromedia China Corporation), a majority-owned subsidiary of Metromedia International Group, Inc. (AMEX: MMG). Mr. MacLellan was educated at the University of Southern California in economics and finance, with advanced training in classical economic theory.


MARK H. ELENOWITZ, DIRECTOR.

Mr. Elenowitz is a co-founder and managing director of the TriPoint family of companies. He is responsible for the overall corporate development of the firm and assisting Tripoint's clients with high-level financial services and general business development. From December 2002 to September 2005, Mr. Elenowitz was a board member of AXM Pharma (AMEX: AXJ). From September 2001 to March 2002, Mr. Elenowitz was a Director and President of Image World Media, Inc. (Pink sheet:
IMWI), an international media company specializing in the production and distribution of various media content for worldwide distribution across multiple media platforms, such as traditional television, film and the Internet. From February 1998 to October 2001, Mr. Elenowitz was Co-Chairman and Managing Director of GroupNow!, Inc., a financial consulting firm. In this role he was responsible for the company's overall corporate development and corporate finance. Mr. Elenowitz integrates a strong, successful entrepreneurial background with extensive financial services and capital markets experience. He is also the senior managing director of Investor Communications Company, LLC
(ICC), a national investor relations firm he founded in 1996. Through ICC, Mr. Elenowitz has developed ongoing relationships with other investment banking firms, market makers, and analysts. Mr. Elenowitz has worked with over 30 publicly traded companies providing financial consulting and strategic planning services. Previously, Mr. Elenowitz held Series 7 and 63 licenses as a broker, and held a Series 24 license (Branch Manager) at regional brokerage firm and also served as Vice President of Sales at NYSE member firm. Mr. Elenowitz is the recipient of several entrepreneurial awards. He is a graduate of the University of Maryland School of Business and Management, with a Bachelor of Science in Finance.

DR. ROBERT L. ROOKS, DIRECTOR.

Dr. Robert L. Rooks has been Chief of Staff of All Care Animal Referral Center (ACARC) in Fountain Valley, California, since 1990. ACARC is the largest strictly referral veterinary center in the United States. Dr. Rooks has a staff of over 20 veterinarians in the areas of surgery, critical care, internal medicine, oncology, dentistry, radiology and neurology. Their services include 24-hour critical care/emergency service, MRI and CT scans, color-flow Doppler ultrasounds, hyperbaric oxygen therapy, a complete orthopedic program including total hip replacements and joint reconstruction, cobalt radiation therapy, a complete neuro-diagnostic service, a kidney transplant program and a physical rehabilitation department and much more. He is the published author of over 100 journals, magazine and newspaper articles. Dr. Rooks is also the author of the book "Canine Orthopedics" published in 1997 by Howell Bookhouse. Dr. Rooks completed his undergraduate studies at Iowa State University in 1978. He graduated from the College of Veterinary Medicine at Iowa State. Dr. Rooks received his Masters Degree as well as completed his surgical residency at the University of Illinois in 1981. He is a Diplomat of both the American College of Veterinary Surgeons and the American College of Veterinary Practitioner.

IAN FRASER, DIRECTOR.

Since 1997, Mr. Ian Fraser has been President of Fraser Yacht Sales Ltd., a successful Yacht Brokerage located in Vancouver, B.C. Prior to establishing Fraser Yacht Sales Ltd., Mr. Fraser gained experience in sales and marketing both nationally and internationally as a yacht broker for two top brokerage houses in Vancouver. Previously, Mr. Fraser was worked as an advertising sales executive with Naylor communications from 1988 to 1990 and learned valuable communication skills while working with numerous trades including the Truck Logger's association, the I.W.A of America, and the B.C. Construction industry. He also operated as a commercial fisherman on the West coast working on commercial salmon fishing boats for the B.C. Packer Corporation over a 4 year period and gained valuable knowledge of the coastline of Vancouver Island and along the mainland from Victoria to the Queen Charlotte Islands. Mr. Fraser also acquired sea time and commercial shipping skills while working on the deck department of the B.C. Ferry Corporation based out of Horseshoe Bay during his early professional career and during the summer months while attending school in the early 1980s. Mr. Fraser also competes internationally on ocean racing yachts and has crossed the Pacific and sailed up and down the coast to Mexico on numerous occasions while racing and delivering racing yachts as captain. Mr. Fraser studied Business Administration at Simon Fraser University and Capilano College graduating with a diploma in Business Administration.

MICHAEL BOSWELL, DIRECTOR AND ACTING CHIEF ACCOUNTING OFFICER.

Mr. Boswell is a co-founder and member in TriPoint Capital Advisors, LLC, a boutique merchant bank focused on small and mid-sized growth companies and a co founder of the TriPoint family of companies. Mr. Boswell provides high-level financial services to start-up businesses and small to mid-sized companies. Prior to the founding of TriPoint, Mr. Boswell had a number of executive positions focusing on business development and management consulting. Mr. Boswell also spent eight years as a senior analyst and/or senior engineer for various branches of the United States Government. He earned a MBA from John Hopkins University and a BS degree in Mechanical Engineering from University of Maryland.

BRUCE EVANS, FARM MANAGER.

Mr. Bruce Evans has been involved in shellfish production since 1985. He successfully established an oyster business, employing methods of long-line and beach culture production. That business is still in operation today, producing 7,000 gals of shucked oysters annually and employing 3 full time people and 4 part time people. He moved to Island Scallops in 1989. Mr. Evans was responsible for securing the leases from the Provincial government for this scallop grow-out project. He built the established long-line systems that currently produce scallops for Island Scallops. Mr. Evans worked with a Japanese scallop farmer for two years in B.C. and spent a month working on highly acclaimed scallop farms in Japan. Mr. Evans has BS in Marine Biology from the University of Victoria.

DR. KRISTINA M. MILLER, CHIEF SCIENTIFIC ADVISOR.

Dr. Miller is currently Head of the Molecular Genetics Section in the Pacific Region for the Department of Fisheries and Oceans, Canada (DFO). She has been a research scientist at DFO since obtaining her PhD in Biological Sciences from Stanford University in 1992. The Molecular Genetics section she oversees contains a staff of 26, including scientists, biologists, computer analysts and research technicians. Dr. Miller conducts research on the genetic composition, adaptation, immunity and physiology of wild and domesticated fish and shellfish species using both molecular and genomic approaches. She has been a leader in the development of molecular technologies to aid in the conservation and management of aquatic resources. In the past 10 years, she has published over 40 scientific peer-reviewed journal manuscripts, and her group has been the focus of numerous magazine and newspaper articles. Dr. Miller brings a strong scientific component to the management of Edgewater Foods, and she will serve as Chief Scientific Advisor. In addition to her PhD, Dr. Miller received a BSc in Zoology from University of California, Davis in 1983, and a MSc in Biology from University of British Columbia in 1986. Dr. Miller is Robert Saunders, our Chairman, CEO and President's wife.

AUDIT COMMITTEE AND FINANCIAL EXPERT

The Company has an Audit Committee as specified in Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended, composed of Douglas MacLellan (Chair), Robert Rooks and Ian Fraser. The Audit Committee focuses its efforts on assisting our Board of Directors to fulfill its oversight responsibilities with respect to our:

     o Quarterly and annual consolidated financial statements and financial information filed with the Securities and Exchange Commission;
     o    System of internal controls;
     o    Financial accounting  principles and policies;
     o    Internal and external audit processes; and
     o    Regulatory compliance programs.

The committee meets periodically with management to consider the adequacy of our internal controls and financial reporting process. It also discusses these matters with our independent auditors and with appropriate financial personnel that we employ. The committee reviews our financial statements and discusses them with management and our independent auditors before those financial statements are filed with the Securities and Exchange Commission.

The committee has the sole authority to retain and dismiss our independent auditors and periodically reviews their performance and independence from management. The independent auditors have unrestricted access and report directly to the committee.

AUDIT COMMITTEE FINANCIAL EXPERT.

Douglas MacLellan is the Company's Audit Committee Financial Expert, as that term is defined in Item 401 of Regulation S-B and the Board has determined that Mr. MacLellan is independent, as that term is used in Item 7(d)(3)(iv) of
Schedule 14A under the Exchange Act. Mr. MacLellan's qualifications as an audit committee financial expert are described above.


COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Section 16(a) of the Exchange Act requires our officers, directors and persons who own more than 10% of any class of our securities registered under Section 12(g) of the Exchange Act to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.
We are currently a voluntary filer pursuant to Section 15(d) of the Act and, therefore, our officers, directors and 10% or greater holders of our securities are not currently required to file reports pursuant to Section 16(a).

CODE OF ETHICS

On August 3, 2005, we adopted a code of ethics that applies to our Chief Executive Officer, Principal Financial and Accounting Officer and Controller. A copy of the code of ethics is filed as Exhibit 14.1 to this Annual Report on Form 10-KSB.

You may obtain a copy of any of our codes of ethics at no cost, by written request to: Edgewater Foods International, Inc., 5552 West Island Highway, Qualicum Beach, British Columbia, Canada V9K 2C8; or, oral request at: (250) 757-9811.



ITEM 10. EXECUTIVE COMPENSATION

                           Summary Compensation Table



                                                                                Long Term Compensation
        Annual Compensation                                             Awards                       Payouts
        (a)              (b)     (c)           (d)           (e)           (f)           (g)            (h)         (i)
                                                             Other                       Securities
        Name                                                 Annual        Restricted    Under-                     All
        and                                                  Compen-       Stock         lying          LTIP        Other
        Principal                                            sation        Award(s)      Options/       Payouts     Compen-
        Position         Year    Salary($)     Bonus($)      ($)           ($)           SARs (#)       ($)         sation
                                                                                                                    ($)

        Robert           2005    60,000        150,000       0             0             0              0           0
        Saunders,
        Chairman,
        President and
        CEO(1)
        Michael          2004    0             0             0             0             0              0           0
        Boswell,
        President and
        Acting Chief
        Account
        Officer (2)




     (1) In June 2005, the Company entered into an employment agreement with Mr. Robert Saunders as Chairman and President of Edgewater Foods effective on June 29, 2005. Subsequently in August 2005, Mr. Saunders was appointed CEO by our Board of Directors. Mr. Saunders will serve at the pleasure of the Board of Director's. For serving as President, Mr. Saunders compensation will be US $60,000 per annum. Additionally, the Company agreed to grant Mr. Saunders a signing bonus of US $150,000 to be paid on closing of at least US $3,500,000 in third party financing.

     (2)  Mr. Saunders replaced Mr. Boswell as President in June 2005

OPTION/SAR IN LAST FISCAL YEAR

The Board of Directors and holders of a majority of our outstanding securities acting by consent have adopted the Edgewater Foods International 2005 Equity Incentive Plan. The Equity Plan is intended to further the growth and financial success of Edgewater by providing additional incentives to directors, executives and selected employees of and consultants to Edgewater so that such participants may acquire or increase their proprietary interest in Edgewater. The term "Corporation" shall include any parent corporation or subsidiary corporation of Edgewater as those terms are defined in Section 424(e) and (f) of the Internal Revenue Code of 1986, as amended. Stock options granted under the Plan may be either "Incentive Stock Options", as defined in Code section 422 and any regulations promulgated under that Section, or "Nonstatutory Options" at the discretion of our Board of Directors and as reflected in the respective written stock option agreements granted pursuant to this Equity Plan. Stock Appreciation Rights, Restricted Stock, Restricted Stock Unit, Performance Awards, Dividend Equivalents, or Other Stock-Based Awards may also be granted under the Equity Plan. The Board believes that the Equity Plan will maintain the flexibility that Edgewater needs to keep pace with its competitors and effectively recruit, motivate, and retain the caliber of employees, directors and consultants essential for achievement of our success.

Individuals eligible to receive awards under the Equity Plan include officers, directors, employees of and consultants to Edgewater and its affiliates. The number of shares available under the Equity Plan shall be 5,000,000 shares of our common stock, as well as the following: As of January 1 of each year, commencing with the year 2006 and ending with the year 2008, the aggregate number of Shares available for granting Awards under the Equity Plan shall automatically increase by a number of Shares equal to the lesser of (x) 5% of the total number of Shares then outstanding or (y) 1,000,000. The Board may distribute those shares in whatever form of award they so choose within the Equity Plan's guidelines. There are no restrictions on the amount of any one type of award that may be granted under the Equity Plan.
As of September 1, 2005, our Board of Directors granted 282,000options to employees, directors and consultants under the Equity Plan. As of September 1, 2005, there are 6 Directors, 2 executive officers, 10 consultants and approximately 35 employees other than executive officers, who are eligible to receive awards under the Equity Plan.

The Board may delegate a Committee to administer the Equity Plan. The Committee shall not consist of fewer than two members, each of whom is a member of the Board and all of whom are disinterested persons, as contemplated by Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended and each of whom is an outside director for purposes of Section 162(m) of the Code, acting in accordance with the provisions of Section 3.

Currently, we do not have any definitive plans for granting further awards under the Equity Plan and no determination has been made as to the number of awards to be granted, or the number or identity of recipients of awards. Had the Equity Plan been in effect last year, the options granted under the 2004 Plan would have been the awards granted under the Equity Plan.

AMENDING THE PLAN

The Board may amend, alter, suspend, discontinue, or terminate the Equity Plan, including, without limitation, any amendment, alteration, suspension, discontinuation, or termination that would impair the rights of any Participant, or any other holder or beneficiary of any Award theretofore granted, without the consent of any share owner, Participant, other holder or beneficiary of an Award, or other Person. The Board may also waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue, or terminate, any Awards theretofore granted, prospectively or retroactively, without the consent of any Participant, other holder or beneficiary of an Award. Except as provided in the following sentence, the Board is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of unusual or nonrecurring events affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the Board determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits to be made available under the Equity Plan. In the case of any Award that is intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code, the Board will not have authority to adjust the Award in any manner that would cause the Award to fail to meet the requirements of Section 162(m).

OPTIONS AND RIGHTS

Options and Stock Appreciation Rights may be granted under the Equity Plan. The exercise price of options granted shall be determined by the Board or the Committee; provided, however, that such exercise price per Share under any Incentive Stock Option shall not be less than 100% (110% in the case of a "10-percent shareholder as such term is used in Section 422(c)(5) of the Code) of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option. The Board or Committee shall fix the term of each Option, provided that no Incentive Stock Option shall have a term greater than 10 years (5 years in the case of a "10-percent shareholder" as such term is used in Section 422(c)(5) of the Code).

A Stock Appreciation Right granted under the Equity Plan shall confer on the holder thereof a right to receive, upon exercise thereof, the excess of (1) the Fair Market Value of one Share on the date of exercise or, if the Board or Committee shall so determine in the case of any such right other than one related to any Incentive Stock Option, at any time during a specified period before or after the date of exercise over (2) the grant price of the right as specified by the Board or Committee. Subject to the terms of the Plan, the grant price, term, methods of exercise, methods of settlement, and any other terms and conditions of any Stock Appreciation Right shall be as determined by the Board or the Committee. The Board and the Committee may impose such conditions or restrictions on the exercise of any Stock Appreciation Right as it may deem appropriate.

FEDERAL INCOME TAX CONSEQUENCES

The current federal income tax consequences of grants under the Equity Plan are generally described below. This description of tax consequences is not a complete description, and is based on the Internal Revenue Code as presently in effect, which is subject to change, and is not intended to be a complete description of the federal income tax aspects of options and stock awards under the Equity Plan. Accordingly, the discussion does not deal with all federal income tax consequences that may be relevant to a particular recipient, or any foreign, state or local tax considerations. Accordingly, potential recipients are urged to consult their own tax advisors as to the specific federal, foreign, state and local tax consequences to them as a result of receiving an Award under the Equity Plan.

Nonqualified Stock Options

A recipient will not be subject to federal income tax upon the grant of a nonqualified stock option. Upon the exercise of a nonqualified stock option, the recipient will recognize ordinary compensation income in an amount equal to the excess, if any, of the then fair market value of the shares acquired over the exercise price. We will generally be able to take a deduction with respect to this compensation income for federal income tax purposes. The recipient's tax basis in the shares acquired will equal the exercise price plus the amount taxable as compensation to the recipient. Upon a sale of the shares acquired upon exercise, any gain or loss is generally long-term or short-term capital gain or loss, depending on how long the shares are held. The required holding period for long-term capital gain is presently more than one year. The recipient's holding period for shares acquired upon exercise will begin on the date of exercise.

Incentive Stock Options

A recipient who receives incentive stock options generally incurs no federal income tax liability at the time of grant or upon exercise of the options. However, the spread will be an item of tax preference, which may give rise to alternative minimum tax liability at the time of exercise. If the recipient/optionee does not dispose of the shares before the date that is two years from the date of grant and one year from the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowable to us for federal income tax purposes in connection with the option. If, within two years of the date of grant or within one year from the date of exercise, the holder of shares acquired upon exercise of an incentive stock option disposes of the shares, the recipient/optionee will generally realize ordinary compensation income at the time of the disposition equal to the difference between the exercise price and the lesser of the fair market value of the stock on the date of exercise or the amount realized on the disposition. The amount realized upon such a disposition will generally be deductible by us for federal income tax purposes.

Stock Awards

If a recipient receives an unrestricted stock award, he/she will recognize compensation income upon the grant of the stock award. If a recipient receives a restricted stock award, he/she normally will not recognize taxable income upon receipt of the stock award until the stock is transferable by the recipient or no longer subject to a substantial risk of forfeiture, whichever occurs earlier. When the stock is either transferable or no longer subject to a substantial risk of forfeiture, the recipient will recognize compensation income in an amount equal to the fair market value of the shares (less any amount paid for such shares) at that time. A recipient may, however, elect to recognize ordinary compensation income in the year the stock award is granted in an amount equal to the fair market value of the shares (less any amount paid for the shares) at that time, determined without regard to the restrictions. We will generally be entitled to a corresponding deduction at the same time, and in the same amount, as the recipient recognizes compensation income with respect to a stock award. Any gain or loss recognized by the recipient upon subsequent disposition of the shares will be capital gain or loss.

Tax Deductibility under Section 162(m)



Section 162(m) of the Internal Revenue Code disallows a public company's deductions for employee compensation exceeding $1,000,000 per year for the chief executive officer and the four other most highly compensated executive officers.
Section 162(m) contains an exception for performance-based compensation that meets specific requirements. The Equity Plan is intended to permit all options to qualify as performance-based compensation at the Board of Directors or Committee's discretion. If an Award is to qualify as such, it shall clearly state so in the award agreement.

Withholding

We have the right to deduct any taxes required to be withheld with respect to grants under the Equity Plan. We may require that the participant pay to us the amount of any required withholding. The Compensation Committee may permit the participant to elect to have withheld from the shares issuable to him or her with respect to an option or restricted stock the number of shares with a value equal to the required tax withholding amount.


Aggregated Option/Sar Exercised And Fiscal Year-End Option/Sar Value Table


--------------------------- ---------------------------- -------------------------- ----------------- ----------------
NAME                        NUMBER OF SECURITIES         PERCENT OF TOTAL           EXERCISE OR       EXPIRATION DATE
                            UNDERLYING OPTIONS/SARS      OPTIONS/SARS GRANTED TO    BASE PRICE
                            GRANTED (#)                  EMPLOYEES IN FISCAL YEAR   ($/SH)
--------------------------- ---------------------------- -------------------------- ----------------- ----------------

(a)                         (b)                          (c)                        (d)               (e)
--------------------------- ---------------------------- -------------------------- ----------------- ----------------
Kristina Miller, Chief      150,000                      53.19%                     1.50              8/18/2015
Scientific Officer
--------------------------- ---------------------------- -------------------------- ----------------- ----------------
Bruce Evans,                50,000                       17.73%                     1.50              8/18/2015
Farm Manager
--------------------------- ---------------------------- -------------------------- ----------------- ----------------
Barb Bunting, Government    20,000                       7.09%                      1.50              8/18/2015
Liaison
--------------------------- ---------------------------- -------------------------- ----------------- ----------------
Pattie Greenham, Larval     15,000                       5.32%                      1.50              8/18/2010
Man
--------------------------- ---------------------------- -------------------------- ----------------- ----------------
Rick Stevens, Maintenance   15,000                       5.32%                      1.50              8/18/2010
and Design
--------------------------- ---------------------------- -------------------------- ----------------- ----------------
Lisa Vernon, Financial      14,000                       4.96%                      1.50              8/18/2010
Manager
--------------------------- ---------------------------- -------------------------- ----------------- ----------------
Lorraine Hopps,             10,000                       3.55%                      1.50              8/18/2010
Processing Man
--------------------------- ---------------------------- -------------------------- ----------------- ----------------
Leslie Chapman,             8,000                        2.84%                      1.50              8/18/2010
Algal Man
--------------------------- ---------------------------- -------------------------- ----------------- ----------------


Neither our executive officers nor the individuals listed in the tables above, exercised options or SARs during the last fiscal year.



BOARD OF DIRECTORS

Our directors who are employees do not receive any compensation from us for services rendered as directors. We have not yet determined what consideration our outside directors will receive for their service on our Board, however, we currently anticipate that they will be compensated for their service and will receive additional compensation for serving on our board committees and/or for serving as Chairman of such committees. Additionally, although we do not currently provide stock based compensation to our outside directors, in the future we may grant outside directors incentive-based stock compensation.

BOARD COMMITTEES

We currently have five committees appointed by our Board of Directors:

     o Audit Committee, which is comprised of Douglas MacLellan (Chair), Robert Rooks and Ian Fraser.

     o Finance Committee, which is comprised of Mark Elenowitz (Chair), Douglas MacLellan and Robert Saunders.

     o Compensation Committee, which is comprised of Ian Fraser (Chair), Mark Elenowitz and Doug MacLellan.

     o Disclosure Committee, which is comprised of Douglas MacLellan (Chair), Robert Saunders and Michael Boswell.

     o Nominating Committee, which is comprised of Robert Saunders (Chair), Douglas MacLellan and Robert Rooks.

EMPLOYMENT AGREEMENTS

In June 2005, we entered into an employment agreement with Robert Saunders, our Chairman, CEO and President. Mr. Saunders will serve at the pleasure of the Board of Directors. Mr. Saunders compensation will be $60,000 (USD) per annum for his services as our President. Following the receipt of at least $5,000,000
(USD) min outside funding, Mr. Saunders will receive an additional $10,000 per month for his services as Chairman and, thereafter, $20,000 per month provided that we achieve gross revenues of at least $20,000,000 (USD) for our most recent fiscal year and continuing as long as we maintain gross revenues of at least $20,000,000 (USD) for each successive fiscal year. If we fail to achieve gross revenue of $20,000,000 (USD) in a successive fiscal year, Mr. Saunders compensation as Chairman shall be reduced to $10,000 (USD) per month.



Additionally, we agreed to grant Mr. Saunders a signing bonus of $150,000 (USD) to be paid upon the closing of at least $3,500,000 in new third party financing.




ITEM 11.  SECURITY  OWNERSHIP OF CERTAIN  BENEFICIAL  OWNERS AND  MANAGEMENT AND
          RELATED STOCKHOLDER MATTERS

As used in this section, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose of or direct the disposition of) with respect to the security through any contract, arrangement, understanding, relationship or otherwise, subject to community property laws where applicable.

As of December 9, 2005 we had a total of 20,550,400 shares of common stock and no shares of Preferred Stock issued and outstanding, which are the only issued and outstanding voting equity securities of the Company.

The following table sets forth, as of December 9, 2005: (a) the names and addresses of each beneficial owner of more than five percent (5%) of our Common
Stock  beneficially  owned by each such  person,  and the  percent of our Common
Stock so owned; and (b) the names and addresses of each director and executive officer, the number of shares our Common Stock beneficially owned, and the percentage of our Common Stock so owned, by each such person, and by all of our directors and executive officers as a group. Each person has sole voting and investment power with respect to the shares of our Common Stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of Common Stock except as otherwise indicated.


                                                 Amount and Nature of Beneficial Ownership        Percentage
               Name and Address                                                                  Of Voting of
                                                                                                Securities (1)

Robert Saunders                                         9,900,000                                   48.15%
Chairman, President and CEO
5552 West Island Highway
Qualicum Beach, British Columbia
Canada V9K 2C8

Douglas C. MacLellan                                    1,040,000                                    5.06%
Vice Chairman
8324 Delgany Avenue
Playa del Ray, CA 90293

Mark Elenowitz                                          1,238,000 (2)                                6.02%
Director
400 Professional Drive
Suite 310
Gaithersburg, MD 20879



                                                                              62


Dr. Robert Rooks                                          300,000                                    1.46%
Director
912 Pine Avenue
Huntington Beach, CA 90293
                                                          800,000                                    3.89%
Ian Fraser
Director
3056 West 2nd Avenue
Vancouver, British Columbia
Canada V6T 1E9


Michael Boswell                                           938,000 (3)                                4.56%
Director and
Acting Chief Accounting Officer
400 Professional Drive
Suite 310
Gaithersburg, MD 20879

All directors and officers as a group (6               14,216,000                                   69.14%
   persons)


----------------

     (1) All Percentages have been rounded up to the nearest one hundredth of one percent.
     (2) Mr. Elenowitz is a one hundred (100%) percent shareholder of MHE, Inc., which owns 18,000 shares of our voting stock. Additionally, MHE, Inc. is a forty percent (40%) member of TriPoint Capital Advisors, LLC, which owns 3,000,000 shares of our voting stock. Mr. Elenowitz owns 20,000 shares of our voting stock directly. Therefore, Mr. Elenowitz beneficially owns 1,238,000shares of our voting stock.
     (3) Mr. Boswell and his wife jointly own Invision, LLC, which owns 38,000 shares of our voting stock. Additionally, Invision, LLC. is a thirty percent (30%) member of TriPoint Capital Advisors, LLC, which owns 3,000,000 shares of our voting stock. Therefore, Mr. Boswell beneficially owns 938,000 shares of our voting stock

CHANGES IN CONTROL

On August 15, 2005, we completed a Share Exchange with Edgewater Foods International, Inc., the parent company of Island Scallops Ltd. an aquaculture company located in Vancouver Island, British Columbia. As a result of the Share Exchange, Edgewater became our wholly owned subsidiary. The shareholders of Edgewater now own the majority of our voting stock. To accomplish the Share

Exchange, we issued an aggregate of 19,000,000 shares of our common stock in exchange for all of the issued and outstanding capital stock of Edgewater from the shareholders of Edgewater. The shares issued to the Edgewater Shareholders were issued to 17 accredited investors pursuant to a claim of exemption under
Section 4(2) of the Securities Act of 1933, as amended for issuances not involving a public offering. Additionally, as a condition of the Share Exchange,
E. Lee Murdoch, our controlling shareholder prior to the Share Exchange, agreed to cancel 2,300,000 shares of our Common Stock upon close of the Share Exchange.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Dr. Kristina Miller, our Chief Scientific Advisor is Robert Saunders, our Chairman, CEO and President's wife

Michael Boswell, our acting Chief Accounting Officer and a director, and Mark Elenowitz, a director, are partners in Tripoint Holdings, LLC, a holding company. Louis Taubman, our outside corporate and securities counsel is also a partner in Tripoint Holdings. Additionally, our corporate offices in Gaithersburg, Maryland are currently provided by Tripoint Holdings at no cost to us.

ITEM 13. EXHIBITS LIST AND REPORTS ON FORM 8-K



SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

(a) Exhibits.

Exhibit Number          Description


2.1 Share Exchange Agreement between Heritage Management Corporation and the shareholders of Edgewater Foods International., dated as of August 15, 2005 (Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 16, 2005).

2.2 Bill of Sale between Heritage Management and E. Lee Murdock, date August 14, 2005 (Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 16, 2005).

3.1+      Articles of Incorporation of the Company, as amended.

3.2 Amended and restated Bylaws of the Company (Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on August 16, 2005).

4.1+      Form of certificate representing shares of the Company's common stock.

10.1 Employment Agreement between Robert Saunders and the Company, dated June 29, 2005.

14.1+     Code of Ethics.

21.1+     List of Subsidiaries.

31.1+ Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2+ Certification of Acting Chief Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1+ Certification of Chief Executive Officer and Acting Chief Accounting Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
          Section 906 of the Sarbanes-Oxley Act of 2002.

+ Filed herewith.

(b)      Reports on Form 8-K
         -------------------

     1. Share exchange between Heritage Management Corporation and Edgewater Foods International, Inc., reported on Form 8-K on August 16, 2005, reporting an Event that occurred on August 15, 2005.

     2. Name and symbol change reported on Form 8-K on August 30, 2005, reporting an event that occurred on August 29, 2005.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(1) AUDIT FEES

         The aggregate fees billed for professional services rendered by Lopez, Blevins and Bork LLP (formerly Lopez, Blevins, Bork & Associates, LLP) for the audit of the registrant's annual financial statements and review of financial statements included in the registrant's Form 10-KSB or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for fiscal years 2005 and 2004 were $9,000 and $1,800, respectively.

(2) AUDIT-RELATED FEES
NONE

(3) TAX FEES
NONE

(4) ALL OTHER FEES
NONE

(5) AUDIT COMMITTEE POLICIES AND PROCEDURES

         The policy of our Audit Committee is to pre-approve all audit and permissible non-audit services to be performed by the Company's independent auditors during the fiscal year.

         No services related to Audit-Related Fees, Tax Fees or All Other Fees described above, were approved by the Audit Committee.


                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



/s/  Robert Saunders                                        Dated:
---------------------
Robert Saunders
Chief Financial Officer, President & Chairman


/s/  Michael Bosell                                         Dated:
Michael Boswell
Director & Acting Chief Financial Officer


/s/  Douglas C. MacLellan                                   Dated:
--------------------------
Douglas C. MacLellan
Vice  Chairman


/s/  Mark H. Elenowitz                                      Dated:
----------------------
Mark H. Elenowitz
Director

                                                                    Exhibit 31.1
                    Certification of Chief Executive Officer
      Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a)
             or 15d-14(a) under the Securities Exchange Act of 1934


I, Robert Saunders, certify that:

1. I have reviewed this Annual Report on Form 10-KSB of Edgewater Foods International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the small business issuer and have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information ; and

     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.



Date:


By: /s/ Robert Saunders
-----------------------
Robert Saunders
Chief Executive Officer

                                                                    Exhibit 31.2

                Certification of Acting Chief Accounting Officer
      Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a)
             or 15d-14(a) under the Securities Exchange Act of 1934


I, Michael Boswell, certify that:

1. I have reviewed this Annual Report on Form 10-KSB of Edgewater Foods International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. The small business issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) for the small business issuer and have:

     a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

      b) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     c) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. The small business issuer's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

     a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information ; and

     b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.



         Date:

         By: /s/  Michael Boswell
             -----------------------------------
                  Michael Boswell
                 Acting Chief Accounting Officer

                                                                    Exhibit 32.1

Written Statement of the Chief Executive Officer and Acting Chief Accounting Officer
                       Pursuant to 18 U.S.C. Section 1350

In connection with the filing of the Annual Report on Form 10-KSB for the fiscal year ended August 31, 2005 (the "Report") by Edgewater Foods International, Inc. ("Registrant"), the undersigned hereby certifies that, to the best of his knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.


Date:

/s/ Robert Saunders
-----------------------
Robert Saunders
Chief Executive Officer

/s/ Michael Boswell
-------------------
Michael Boswell
Principal Financial and Accounting Officer



A signed original of this written statement required by 18 U.S.C. Section 1350 has been provided to Edgewater Foods International, Inc and will be retained by Edgewater Foods International, Inc and furnished to the Securities and Exchange Commission or its staff upon request.

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-QSB/A



(MARK ONE)

         [X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

                FOR THE QUARTERLY PERIOD ENDED NOVEMBER 30, 2005

         [ ]       TRANSITION REPORT PURSUANT TO SECTION 13
                           OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM _______________ TO _______________


COMMISSION FILE NUMBER

                       EDGEWATER FOODS INTERNATIONAL, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                     NEVADA                             20-3113571
        ----------------------------------   --------------------------------
        (State or other jurisdiction         IRS Employer Identification No.)
         of incorporation or organization)


                            US REPRESENTATIVE OFFICE
       5552 West Island Highway, Qualicum Beach, British Columbia, Canada
       ------------------------------------------------------------------
                                     V9K 2C8
                                     -------
                    (Address of principal executive offices)

                                 (250) 757-9811
                                 --------------
                           (Issuer's telephone number)


                                (Former address)


         CHECK WHETHER THE ISSUER (1) FILED ALL REPORTS  REQUIRED TO BE FILED BY
SECTION 13 OR 15(D) OF THE EXCHANGE ACT OF 1934 DURING THE PAST 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                                YES X NO _______


INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A SHELL COMPANY (AS DEFINED IN RULE 12B-2 OF THE SECURITIES EXCHANGE ACT OF 1934) YES [ ] NO [X]


AS OF JANUARY 17, 2006, THERE WERE 20,560,400 SHARES OF COMMON STOCK OUTSTANDING AND NO SHARES OF PREFERRED STOCK. ALL STOCK PAR VALUE IS $.001.

PART I - FINANCIAL INFORMATION.................................................3

Item 1.  Financial Statements Note:

Balance Sheet at November 30, 2005 (unaudited).................................3

Unaudited Statements of Operations for the three periods ended
 November 30, 2005, and 2004...................................................4

Unaudited Statements of Cash Flows for the
  three  month periods ended November 30, 2005 and 2004........................5

Notes to Financial Statements..................................................6

Item 2 -Management's Discussion and Analysis of Results of Operations
 and Financial Condition.......................................................7

Item 3 - Controls and Procedures............................................. 16

PART II - OTHER INFORMATION...................................................17

Item 1.  LEGAL PROCEEDINGS....................................................17

Item 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS............................17

Item 3.  DEFAULTS UPON SENIOR SECURITIES......................................17

Item 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS..................17

Item 5.  OTHER INFORMATION....................................................18

Item 6.  EXHIBITS.............................................................18

                                EXPLANATORY NOTE

We are filing this amendment number 2 to our Quarterly Report on Form 10-QSB for the quarter ended November 30, 2005, which was initially filed on January 17, 2006, to ensure that information presented in all of our filings is consistent since we also filed amendments to our Annual Report on Form 10-KSB for the year ending August 31, 2005 on July 17, 2006 and on this same day, as well as amendments to our Quarterly Report on Form 10-QSB for the quarter ending February 28, 2006. Specifically, we revised the line items Additional Paid in Capital and Accumulated other comprehensive income, as well as to revise disclosure contained in the Notes to our Financial Statements to be consistent with similar disclosure in our other reports. No other information in the Form 10-QSB is being amended by this Amendment. This Amendment continues to speak as of the date of the original filing of the Form 10-QSB and we have not updated the disclosure in this Amendment to speak as of any later date.



                         PART I - FINANCIAL INFORMATION
                          EDGEWATER FOODS INTERNATIONAL
                           CONSOLIDATED BALANCE SHEET
                                    UNAUDITED
                                NOVEMBER 30, 2005


ASSETS

Current assets:
     Cash                                                           $       153
     Accounts receivable,                                                36,995
     Inventory                                                          713,177
     Other current assets                                                25,037
                                                                    -----------

       Total current assets                                             775,362

Property, plant and equipment, net                                    1,088,609

Loans receivable                                                         19,466

Investments in other assets                                               3,421
                                                                    -----------

     Total assets                                                   $ 1,886,858
                                                                    ===========

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
     Checks issued in excess of funds on deposit                    $    50,502
     Bank indebtedness                                                   66,616
     Short term debt                                                  1,391,128
     Current portion of long term debt                                  956,058
     Accounts payable and accrued liabilities                           558,859
                                                                    -----------

     Total Current Liabilities                                        3,023,163

Long term debt                                                          393,067
                                                                    -----------

     Total Liabilities                                                3,416,230
                                                                    -----------

Stockholders' Deficit
     Common stock, no par $0.001, 25,000,000 authorized,
     20,560,400 issued and outstanding at November 30, 2005               2,056


     Additional Paid in Capital                                       3,334,300
     Accumulated Deficit                                             (4,672,148)
     Accumulated other comprehensive income -                          (193,580)

      foreign exchange adjustment
                                                                    -----------

     Total Stockholders' Deficit                                    $(1,529,372)
                                                                    -----------

     Total Liabilities and Stockholders' Deficit                    $ 1,886,858
                                                                    ===========

See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements




                          EDGEWATER FOODS INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      THREE MONTH PERIOD ENDING NOVEMBER 30
                                   (UNAUDITED)




                                                              2005                            2004
                                                  ------------------------------ -------------------------------
                                                           (unaudited)                    (unaudited)


Revenue                                            $          160,035             $         135,082
Cost of goods sold                                            171,733                        90,204
                                                  ------------------------------ -------------------------------

Gross profit (loss)                                           (11,698)                       44,878
                                                  ------------------------------ -------------------------------

Expenses:
      General and administrative
        expenses                                               43,411                        33,215
      Salaries and benefits                                    44,016                        12,250
      Stock compensation expense                              182,500                          --
                                                  ------------------------------ -------------------------------

                           Total                              269,627                        45,465
                                                  ------------------------------ -------------------------------

Loss from operations                                         (281,325)                         (587)
                                                  ------------------------------ -------------------------------

Other income (expense):
      Interest (expense), net                                 (53,519)                       (8,499)
      Other income                                              4,102                          --
                                                  ------------------------------ -------------------------------

                Other income (expense), net                   (49,417)                       (8,499)
                                                  ------------------------------ -------------------------------

Net income (loss)                                  $         (330,742)            $          (9,086)
                                                  ============================== ===============================

Foreign currency translation                                  (23,177)                         (446)


Total Comprehensive Loss                           $         (353,919)                        9,532)
                                                  ===================            ======================

Net income (loss) per Share
      Basic and diluted                            $            (0.02)            $           (0.00)

Weighted average shares outstanding
      Basic and diluted                                    20,564,246                    10,300,000


See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements



                          EDGEWATER FOODS INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF CASHFLOWS
                         THREE MONTHS ENDED NOVEMBER 30
                                  (UNADUDITED)


                                                                 2005        2004
                                                             ---------    ---------
                                                             (unaudited)  (unaudited)

Cash flows from operating activities:


     Net income (loss)                                       $(330,742)   $  (9,086)

     Adjustments to reconcile net loss to net cash used in operating activities:

       Depreciation, depletion and amortization                 79,869       49,820

       Common stock issued for services                        182,500         --

     Changes in current assets and liabilities:

       Accounts receivable                                     (36,995)      (7,080)

       Prepaid expenses                                          3,483         --

       Other current assets                                       --          4,026

       Loan receivable                                             921        1,821

       Inventory                                              (173,051)        --

       Accounts payable                                         69,135      (26,730)

       Bank overdrafts                                          11,964         --
                                                             ---------    ---------


Net cash used in operating activities                         (192,916)      12,771
                                                             ---------    ---------

Cash flows from investing activities:


     Purchase of property, plant and equipment                  (2,499)     (46,180)
                                                             ---------    ---------


Net Cash provided by (used in) investing activities             (2,499)     (46,180)
                                                             ---------    ---------

Cash flows from Financing activates:


     Line of credit, net                                         1,252         --
     Proceeds from short term debt                             244,433      120,491

     Proceeds of long term debt                                  1,069         --

     Payment of long term debt                                  (6,523)      (5,263)
                                                             ---------    ---------

Net Cash provided by financing activities                      240,231      115,228
                                                             ---------    ---------


Foreign currency translation effect                            (45,223)       4,693


Net increase in cash                                              (407)      86,512


Cash, beginning of period                                          560       13,683
                                                             ---------    ---------


Cash, end of period                                          $     153    $ 100,195
                                                             =========    =========

See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements

                       Edgewater Foods International, Inc.

                   Notes to Consolidated Financial Statements
                                   (unaudited)

NOTE 1.  BASIS OF PRESENTATION, ORGANIZATION AND NATURE OF OPERATIONS

Edgewater Foods International Inc. ("Edgewater"), a Nevada Corporation, is the parent company of Island Scallops Ltd., a Vancouver Island aquaculture company. Island Scallops was established in 1989 and for over 15 years has successfully operated a scallop farming and marine hatchery business. Island Scallops is dedicated to the farming, processing and marketing of high quality, high value marine species: scallops and sablefish. Scallop farming is relatively new to North America and Island Scallops is the only producer of both live-farmed Pacific scallops and live sablefish (or blackcod). Given Island Scallops' unique hatchery technology and extensive research and development, we believe that there is no significant competition for the farming of these marine species in our geographic area. Island Scallops is committed to rapidly expanding production and profits while continuing to finance our aggressive growth and maintaining a healthy respect for the marine environment.


On June 29, 2005, Edgewater, a private holding company established under the laws of Nevada in order to acquire assets in the aquaculture industry, issued 10,300,000 shares of common stock in exchange for a 100% equity interest in Island Scallops, Ltd. As a result of the share exchange, Island Scallops, Ltd. become the wholly own subsidiary of Edgewater. As a result, the shareholders of Island Scallops owned a majority (54.21%) of the voting stock of Edgewater International, Inc. The transaction was regarded as a reverse merger whereby Island Scallops was considered to be the accounting acquirer as its shareholders retained control of Edgewater after the exchange, although Edgewater is the legal parent company. The share exchange was treated as a recapitalization of Edgewater. As such, Island Scallops (and its historical financial statements) is the continuing entity for financial reporting purposes.

On August 15, 2005, we completed a reverse acquisition of Heritage Management Corporation, a public shell company as that term is defined in Rule 12b-2 of the Exchange Act, established under the laws of Nevada on June 12, 2000. To accomplish the share exchange we issued 19,000,000 shares of common stock on a one to one ratio for 100% equity interest in Edgewater. Per the terms of the Share Exchange and Bill of Sale of Heritage Funding Corporation and E. Lee Murdoch, Heritage was delivered with zero assets and zero liabilities at the time of closing. Following the reverse acquisition, we changed the name of Heritage Management Corporation to "Edgewater Foods International, Inc." The transaction was regarded as a reverse merger whereby Edgewater was considered to be the accounting acquirer as it retained control of Heritage after the exchange. Although the Company is the legal parent company, the share exchange was treated as a recapitalization of Edgewater. Edgewater is the continuing entity for financial reporting purposes. The Financial Statements have been prepared as if

Edgewater had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.


NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the acquired entities since their respective dates of acquisition. All significant inter-company amounts have been eliminated.

Cash and equivalents

Cash and equivalents include cash, checks issued in excess of funds on deposit, bank indebtedness, and highly liquid short term market investments with terms to maturity of three months or less.

Accounts receivable

Accounts receivable is presented net of allowance for doubtful accounts. The allowance for doubtful accounts reflects estimates of probable losses in accounts receivable. The allowance is determined based on balances outstanding for over 90 days at the period end date, historical experience and other current information.

Loans receivable

Loans receivable is presented net of an allowance for loan losses, as necessary. The loans are written off when collectibility becomes uncertain.

Inventory

The Company maintains inventories of raw materials for its aquaculture products, of biomass (inventory of live aquaculture product being actively cultivated), and of finished goods (aquaculture product ready for sale).

Raw materials are reported at the lesser of purchase cost and estimated net realizable value.

Biomass and finished goods are reported at the lesser of cost and estimated net realizable value. Cost includes direct and reasonably attributable indirect production costs related to hatchery, cultivation, harvesting, and processing activities. Carrying costs per unit are determined on a weighted average basis.

At November 30, 2005, inventory consisted of the following:

Biomass (Scallops):                         $713,177

Long term investments

Long term investments are recorded at cost. The Company reviews its investments periodically to assess whether there is an "other than temporary" decline in the carrying value of the investment. The Company considers whether there is an absence of an ability to recover the carrying value of the investment by reference to projected undiscounted future cash flows for the investment. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Intangible assets

Intangible assets are recorded at cost. Cost is amortized over the estimated useful life of the asset unless that life is determined to be indefinite.

Intangible assets not subject to amortization are tested for impairment on at least an annual basis. If the fair value of the intangible asset is determined to be less than the carrying amount, an impairment loss is recognized in the amount of that difference.

Intangible assets subject to amortization are reviewed for impairment in accordance with the provisions applying to long-lived assets.

Property, plant, and equipment

Property,   plant,   and  equipment  are  recorded  at  cost  less   accumulated
amortization and are amortized in the following manner based on estimated useful lives:

         Buildings                                    4% - 5% declining balance
         Seawater piping and tanks                    6% declining balance
         Boats                                       15% declining balance
         Field equipment                             20% declining balance
         Office equipment                            20% declining balance
         Vehicles                                    30% declining balance
         Computer equipment                          30% declining balance

Impairment of long-lived assets

The Company monitors the recoverability of long-lived assets, including property and equipment and intangible assets, based upon estimates using factors such as expected future asset utilization, business climate, and undiscounted cash flows resulting from the use of the related assets or to be realized on sale. The Company's policy is to write down assets to the estimated net recoverable amount, in the period in which it is determined likely that the carrying amount of the asset will not be recoverable.

Government assistance

Government assistance received by the Company, such as grants, subsidies, and tax credits, is recorded as a recovery of the appropriate related expenditure in the period that the assistance is received.


The Company has received government assistance in the foam of loans, for which repayment may not be required if we fail to meet sufficient future revenue levels to repay these loans based on a percentage of gross sales for certain products over a defined period of time. Such assistance received by the Company is initially recorded as a liability, until such time as all conditions for forgiveness are met, and is then recognized as other income in that period.


Farm license costs

The Company must pay annual license costs in respect to government-granted tenures that it holds, which give the Company the right to use certain offshore ocean waters for the purpose of aquaculture farming. Such license costs are recognized as an expense when incurred.

Research and development costs

Development costs include costs of materials, wages, and reasonably attributable indirect costs incurred by the Company which are directly attributable to the development of hatchery techniques for sablefish and shellfish. These costs are expensed when incurred.

Research costs are expensed when incurred.

Income taxes

The Company calculates its provision for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) ("SFAS 109"), which requires an asset and liability approach to financial accounting for income taxes. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities attributable to the future tax consequences of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of enacted changes in tax laws or tax rates. Deferred income tax assets are recorded in the financial statements if realization is considered more likely than not.

Revenue recognition

The Company recognizes revenue when it is realized or realizable, and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of a contract, the product has been delivered, or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured.

Revenue of the Company is derived principally from the sale of scallops produced by the Company or purchased from third parties, and from the sale of seed and farm supplies to other aquaculture farms.

Revenue from the sale of scallops and other products is recognized upon delivery of the product and invoicing of the customer, assuming collection is considered reasonably assured.

Financial instruments

The carrying amount of the Company's financial instruments, which include cash, accounts receivable, loans receivable, checks issued in excess of funds on deposit, bank indebtedness, accounts payable and accrued liabilities, short term debt, shareholder debt, and long term debt approximate fair value. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments unless otherwise noted.

Foreign exchange

The functional currency of the Company's foreign subsidiary is the local foreign currency (Canadian dollars). All assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate prevailing on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments resulting from translation of the subsidiaries' accounts are accumulated as a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and have not been significant.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Such estimates include providing for amortization of property, plant, and equipment, and valuation of inventory. Actual results could differ from these estimates.

Concentration of risk

The Company operates in the regulated aquaculture industry. Material changes in this industry or the applicable regulations could have a significant impact on the Company.

The quality and quantity of the aquaculture products cultivated, harvested and processed by the Company could be impacted by biological and environmental risks such as contamination, parasites, predators, disease and pollution. These factors could severely restrict the ability of the Company to successfully market its products.

Stock-based compensation

The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," as amended by SFAS No. 148. Under APB Opinion No. 25, compensation cost is generally recognized based on the difference, if any, on the date of grant between the fair value of the Company's common stock and the amount an employee must pay to acquire the stock.

The Company periodically issues common stock for acquisitions and services rendered. Common stock issued is valued at the estimated fair market value, as determined by management and the board of directors of the Company. Management and the board of directors consider market price quotations, recent stock offering prices and other factors in determining fair market value for purposes of valuing the common stock.

Basic and diluted net loss per share

Basic income or loss per share includes no dilution and is computed by dividing net income or loss by the weighted-average number of common shares outstanding for the period. Diluted income or loss per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For all periods presented, diluted loss per share equaled the basic loss per share as all convertible instruments were anti-dilutive.

Recent accounting pronouncements


In November of 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"). SFAS 151 amends the guidance in Accounting Research Bulletin No. 43 (Inventory Pricing) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and waste material. Among other provisions, SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight, and rehandling costs, be recognized as current period charges. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversions be based on normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, and is required to be adopted by the Company in the first quarter of fiscal 2006. In the opinion of Management, the adoption of this statement will not have any impact on the Company's consolidated financial statements.

In December of 2004, the FASB issued Statement of Financial Accounting Standards No, 123 (revised 2004) (Share-Based Payment) ("SFAS 123R"). SFAS 123R is a revision of SFAS 123 (Accounting for Stock-Based Compensation), and supersedes Accounting Principles Beard ("APB") Opinion No. 25 (Accounting for Stock Issued to Employees). SFAS 123R requires that the fair value of employees awards issued, modified, repurchased or cancelled after implementation, under share-based payment arrangements, be measured as of the date the award is issued, modified, repurchased or cancelled. The resulting cost is then recognized in the statement of earnings over the service period. SFAS 123R is required to be adopted by the Company not later than for the 2007 fiscal year. In the opinion of Management, the adoption of this statement will not have a significant impact on the Company's consolidated financial statements.

In December of 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29, Accounting for Nonmonetary transactions) ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance, SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005, and is required to be adopted by the Company in the second quarter of the 2006 fiscal year. We do not currently believe that the adoption of SFAS No. 153 will have a material impact on our consolidated financial statements.

In May 2005, SFAS No. 154, "Accounting Changes and Error Corrections" (a replacement of APB Opinion No. 20 and SFAS No. 3) was issued. Statement 154 requires that all voluntary changes in accounting principles and changes required by a new accounting pronouncement that do not include specific transition provisions be applied retrospectively to prior periods' financial statements, unless it is impracticable to do so. Opinion 20 required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle as a component of net income in the period of change. Statement 154 is effective prospectively for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier application encouraged. Earlier application is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date the Statement was issued (May 2005). Statement 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of the Statement. Accordingly, the Company will implement the provisions of this accounting pronouncement in the fiscal reporting period ending August 31, 2007. We do not currently believe that the adoption of SFAS 145 No. 154 will have a material impact on our consolidated financial statements.


NOTE 3.  PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment at November 30, 2005 consisted of the following:



                                         Accumulated    Net Book
                             Cost        Amortization   Value
                            ------------------------------------

Land                        $  215,514   $     --     $  215,514
Buildings                      423,772      210,868      212,904
Seawater piping and tanks      425,556      246,509      179,047
Boats and Barge                220,065       95,121      124,944
Field equipment                969,142      622,393      346,749
Office equipment                12,961       11,528        1,433
Vehicles                        34,327       30,839        3,488
Computer equipment               7,984        3,454        4,530
                            ------------------------------------
                            $2,309,321   $1,220,712   $1,088,609


Depreciation expenses for the quarter ended November 30, 2005 were $7,986.

NOTE 4.  LOANS RECEIVABLE

An unsecured note receivable from Seascal Enterprises, Ltd. ("Seascal") requires monthly interest payments, calculated at the Business Development Bank of Canada's operational rate plus 1%, per annum, and has no fixed term of repayment. The Company has an informal arrangement to provide scallop seed to Seascal, for which the Company receives a percentage of ultimate sales.

NOTE 5.  INVESTMENTS IN OTHER ASSETS (TENURES)


The Company carries its investment in other assets (tenures) at $3,421 at November 30, 2005. This amount represent the carrying costs of certain shellfish tenures acquired by the subsidiary of the Company's wholly-owned subsidiary Island Scallops Ltd., 377332 B.C. Ltd. Shellfish tenures are government-granted rights allowing limited use of offshore waters for the purposes of cultivation of shellfish. The granting of shellfish tenure rights are the responsibility of the Provincial (British Columbia) Government and not the Canadian Federal Government. As such, the government assistance that we receive via loan agreement with various Federal Agencies has no effect on our ability to renew and/or modify these tenure agreements. One tenure has an expiration date of July 10, 2021. Other shellfish tenures held by the Company and its subsidiaries have expiration dates ranging from 2021 to 2024.


These tenures are considered to have an indefinite useful life because renewal on expiration is anticipated, and therefore are not subject to amortization.

NOTE 6.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities are balances outstanding related to credit cards held in the name of the shareholder totaling $96,786 at

November 30, 2005. The Company used these credit cards as a means of short term financing and incurs interest charges on such unpaid balances.

Included in accounts payable and accrued liabilities at November 30, 2005 is an amount of $112,767 related to deposits paid by two third parties in respect to an agreement to purchase geoduck seed from the Company (for additional information see Note 9 - Contingent Liabilities).

Included in accounts payable and accrued liabilities at November 30, 2005 is an amount of $4,647 related to interest accrued in respect to the loan from the National Research Council of Canada Industrial Research Assistance Program (see
Note 8 - Long Term Debt for additional information).

Other accounts payable and accrued liabilities at November 30, 2005 carry a balance of $344,659.

As a result, at November 30, 2005, the Company had an accounts payable and accrued liabilities balance of $558,859.

NOTE 7.  SHORT TERM DEBT

Included in short-term notes payable is a loan with an authorized limit of $1,282,818 secured by the assets of the Company, including a mortgage charge in the amount of $1,282,818 on land and building of the Company, and by a personal guarantee of Robert Saunders, our Chairman, President and CEO, and former sole shareholder of Island Scallops. The note bears interest at a rate of 1% per month, payable monthly, and is due April 1, 2006. During the three months ended November 30, 2005, the Company borrowed an additional $244,433 for working capital requirements. Therefore, as of November 30, 2005, $1,254,961 of the authorized limited had been lent to the Company's wholly owned subsidiary, Island Scallops.


Included in short-term debt at November 30, 2005 is estimated royalties of $56,918 payable to a third party from whom the former sole shareholder of Island Scallops originally acquired the shares of Island Scallops. The 1992 share purchase agreement (for Island Scallops) provided that the third party was to receive from the Company 3% of revenues of the Company as earned, on a quarterly basis, throughout the period from December 1, 1992 to November 30, 2002. The third party holds a first charge (or first lien) over inventory of the Company (including broodstock) in the amount of $299,324 in support of its royalty entitlement. The third party has not taken further action to enforce payment of the arrears liability. To date, we have accrued the entire balance of $57,994 as a current liability and we plan to pay it with available funds in the near future.


Included in short-term notes payable at November 30, 2005 is an unsecured non-interest bearing demand loan from an individual with a face value of $42,902 and no specific terms of repayment. However, the lender has informally requested that the loan be repaid in full by October 6, 2008.

Included in the short-term notes payable at November 30, 2005 is a second unsecured non-interest bearing demand loan with a face value of $36,347 and no specific terms of repayment.

As a result, at November 30, 2005, the Company had $1,391,128 of short-term notes.

NOTE 8. LONG TERM DEBT

These consolidated financial statements include a Western Diversification Program non-interest bearing loan to Island Scallops that requires repayment equal to 12% of gross revenues from scallop sales of the Company, payable semi-annually, with no specified due date. At November 30, 2005 as Island Scallops is in arrears in respect to the payment of these amounts, the full principal balance of $579,230 is reflected as a current liability. Management of the Company is seeking to renegotiate terms of repayment of this debt.

These consolidated financial statements include the Company's wholly owned subsidiary's (Island Scallops) unsecured non-interest bearing loan from the National Research Council of Canada Industrial Research Assistance Program which requires quarterly payments commencing March 1, 2003 equal to 3% of gross black cod revenues of the Island Scallops until the earlier of full repayment or December 1, 2012. The amount repayable is up to 150% of the original advance of $370,128, if repayment is before December 1, 2007. If at December 1, 2012, Island Scallops has not earned sufficient revenues to be required to repay the original loan amount, the remaining portion of the loan is to be forgiven. Amounts currently due at November 30, 2005 bear interest at a rate of 1% per month. At August 31, 2005, Island Scallops is in arrears in respect to the payment of these amounts, the full principal balance of $376,828 is reflected as a current liability.

These consolidated financial statements include Island Scallop's mortgage loan repayable at $1,808 per month including interest calculated at the greater of 10% and (Canadian) prime plus 6%. The loan, which is due on April 1, 2007, is secured by a second charge on the real property of Island Scallops. At November 30, 2005, the principal due is $185,001

These consolidated financial statements include a non-interest bearing loan to Island Scallops from Industry Science and Technology Canada requiring repayment equal to 0.5% of gross scallop sales of the Company's wholly owned subsidiary (Island Scallops) for each preceding year, which is due January 1, 2007. If at the due date the Company has not generated sufficient revenues to be required to repay the original amount of $156,313, the remaining portion of the loan is to be forgiven. Amounts currently due bear interest based on the published rates of 90 day (Canadian) treasury bills.

These consolidated financial statements include two bank loans for Island Scallops. The first bank loan is repayable at $1,069 per month, plus interest calculated at the floating base rate of the Business Development Bank of Canada plus 1.5% annum, is due February 23, 2009, and is secured by a General Security Agreement over the assets of the Company's wholly owned subsidiary (Island Scallops), a mortgage charge on Island Scallop's real property and a personal guarantee of $42,761 by our Chairman, President and CEO, and former sole shareholder of Island Scallops. At November 30, 2005, the principal due is $41,692. The second bank loan is repayable at $446 per month plus interest calculated at (Canadian) prime plus 3% per annum, is unsecured and is due October 23, 2007. At November 30, 2005, the principal due is $10,764.

As a result, at August 31, 2005, the Company had $1,349,125 of long-term debt less a current portion of $956,058 for a balance of $393,067.

NOTE 9.  CONTINGENT LIABILITIES


The Company's wholly owned subsidiary, Island Scallops, entered into an Agreement in the 1998 year with two parties, under which Island Scallops was to produce and sell geoduck seed to the two parties. Island Scallops received advance payments from each of the two parties in the 2002 year of approximately $64,140 and recognized related revenue of $43,705 in respect to seed delivered in the 2002 year. The balance of the deposits received (advance payments), net of sales, totaling $112,767, is included in accounts payable and accrued liabilities.

The position of management of the Company is that the two parties violated the terms of the agreement, such that the Company is entitled to retain the balance of the deposits. Per the terms of the original agreement, Island Scallop was entitled to make up any shortfall in the product produced in the following year. Although product was available and offered by Island Scallops in the following year, the two parties refused to honor the terms of the agreement and would not accept the product (to make up the shortfall) in the following year.

As of November 30, 2004, one of the two parties had made claims that the Company owed to it amounts totaling $74,704. This particular party believed that the agreement required Island Scallops to deliver the product in year one and did not allow Island Scallop to make up any shortfall with product produced in the following year. The balance included in accounts payable and accrued liabilities related to this party is $32,899.


Any additional liability to the Company, or any reduction of the currently recognized liability, in respect to these deposits will be recorded at the time a conclusion to this matter can be determined.

Neither the Company nor its wholly owned subsidiary maintain insurance in respect to replacement of its inventory. Consequently, the Company is exposed to financial losses or failure as a result of this risk.

NOTE 10.  STOCK-COMPENSATION EXPENSE

In October 2005, we engaged Aurelius Consulting to provide marketing and investor relations services. The initial term of the agreement is one year. Aurelius is entitled to receive 25,000 shares of our restricted common stock per quarter during the term of its agreement, in consideration for their services. The shares were valued at $1.45 per share, the closing bid price for shares of our common stock on the date of the contract. Therefore, the total aggregate value of the transaction that will be recognized by Company in the first quarter of 2006 will be $145,000.

At October 21, 2005 and November 11, 2005, our board approved the issuing a total of 25,000 shares of the Company's common stock to The Shemano Group, LLC for preparing a research report for the Company. The shares were valued at $1.50 per share, the closing market bid of our common stock on the date of the resolution. Therefore, the total aggregate value of the transaction will be recognized by Company in the first quarter of 2006 will be $37,500.

Stock Options

In August 2005, our Board of Directors approved the "Edgewater Foods International 2005 Equity Incentive Plan." The Board of Directors reserved 5,000,000 shares of Edgewater's common stock to be issued in the form of incentive and/or non-qualified stock options for employees, directors and consultants to Edgewater. As of August 31, 2005, our Board of Directors had authorized the issuance of 282,000 options to employees.

Stock option activity during the three month period ending November 30, 2005 was as follows:

                                                            Weighted Average
                                          Number of          Exercise Price
                                            Shares
                                         -----------------------------------
Outstanding, August 31, 2005                   282,000      $
                                                                        1.50
    Granted                                         --                   --
    Exercised                                       --                   --
    Forfeited                                       --                   --
    Expired                                         --                   --
                                         -----------------------------------
Outstanding, November 30, 2005                 282,000      $
                                                                        1.50
                                         ===================================
Exercisable, November 30, 2005                 282,000      $           1.50
                                         ===================================

At November 30, 2005, 62,000 of the outstanding options expire in August 2010 with the remaining balance of 220,000 having an expiration date of August 2015.

NOTE 11.  GOING CONCERN

As of November 30, 2005, the Company's working capital has been primarily financed with various forms of debt. The Company has suffered operating losses since its inception in its efforts to establish and execute its business strategy. The Company anticipates that it will continue to require additional working capital to fund its ongoing operations and execute its business strategy. If the Company does not continue to raise such required capital it would raise substantial doubt about the Company's ability to continue as a going concern.

The Financial Statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis and ultimately to attain profitability. The Company's management intends to obtain working capital through operations and to seek additional funding through debt and equity offerings to help fund the Company's operations as it expands. There is no assurance that the Company will be successful in its efforts to raise additional working capital or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.




ITEM 2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

COMPARISON OF RESULTS FOR THE THREE MONTH ENDED NOVEMBER 30, 2005 TO THE THREE MONTHS ENDED NOVEMBER 30, 2004.

Revenues. Revenues for the three months ended November 30, 2005, were approximately $160,000. We had revenues of approximately $135,000 for the three months ended November 30, 2004. This is an increase of approximately $25,000 or 19%. In 2005, the majority of our revenue resulted from the sale of scallops. The slight increase in our revenue from 2004 to 2005 was due to our continued emphasis the development and production of larger 2005 and 2006 scallop crops. Management believes that our emphasis on expansion of future crops will yield a significant increase in revenues in 2006 and beyond.

Gross profit (loss). Gross loss for the three months ended November 30, 2005, was approximately $12,000, an increase of approximately $47,000 as compared to gross profit of roughly $45,000, for the three months ended November 30, 2004. The increase in the amount of gross loss was mainly attributable to management's decision to focus on the expansion and development of larger scallop crops and larger scallop yields for the crop year 2005 and 2006. As a result, the Company expended a larger portion of its resources on the maintaining, developing and tending our 2005 and 2006 scallop crops.

General and administrative. General and administrative expenses for the three months ended November 30, 2005, were approximately $43,000. Our general and administrative expenses were approximately $33,000 for the three months ended November 30, 2004. This is an increase of approximately $10,000 or 30%. Our general and administrative expenses for the three months ended November 30, 2005 were attributable to costs associated with establishing, building, and supporting our infrastructure and included various consulting costs, legal and accounting fees, overhead, realized stock compensation and salaries. We anticipate that these costs will rise as we continue to expand our operations.

Stock compensation expense. During the three months ended November 30, 2005, our Board of Directors authorized the issuance of shares of our restricted common stock to two consulting groups who would provide services to Edgewater. Based upon the common stock trading price at the times of issuance, and FASB rules, we were required to incur non-cash expenses for the issuance of stock of approximately $183,000.

Other income (expense), net. Interest expense for the three months ended November 30, 2005 was approximately $54,000. For the three months ended November 30, 2005, the Company generated other income of approximately $4,000. Interest expense for the three months ended November 30, 2004 was approximately $8,500. As a result, other expense for the three months ended November 30, 2005 was approximately $50,000 as compared to other expense of approximately $8,500 for the three months ended November 30, 2004. This is an increase of approximately $41,500 primarily attributed to expenses related to the expansion of the Company's scallop crops.

Net profit (loss). As a result of the above, the net loss for the three months ended November 30, 2005, was approximately $331,000 as compared to a net loss of approximately $9,000 for the three months ended November 30, 2004.


Liquidity and Cash Resources. At November 30, 2005 we had a cash balance of $153. We expect to achieve operating positive cash flow no earlier than the second quarter of 2006. However, there is no assurance that we will achieve positive cash flow. Additionally, to date, our recent expansion has been largely funded by a short term note with a maximum limit of approximately $1,280,000. During the three months ended November 30, 2005, we accessed approximately an additional $240,000 on this short term note; thereby, bringing our total drawn to nearly 1,255,000 as of November 30, 2005. We anticipate that we will require approximately $2,500,000 of additional working capital to fund our planned expansion and execute our business strategy in the upcoming fiscal year. As a result, we will be required to raise substantial amounts of cash during 2006. There can be no assurance that we will be successful in our efforts and any failure to raise such monies would have a material negative effect on our business and operations.

ITEM 3.  CONTROLS AND PROCEDURES


(a) Evaluation of disclosure controls and procedures

         We maintain controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon their evaluation of those controls and procedures performed as of the end of the period covered by this report, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures were effective.

(b) Changes in internal controls


         There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

                           PART II - OTHER INFORMATION



ITEM 1.   LEGAL PROCEEDINGS

In 1998 Island Scallops (our wholly owned subsidiary), entered into an agreement with two parties, pursuant to which Island Scallops was to produce and sell geoduck seed to the two parties. Island Scallops received advance payments from each of the two parties in 2002 totaling approximately $64,140. As a result of breaches of the purchase agreements by the purchasers, it is our position that we may retain any unused portion of these advance payments.

As of August 31, 2004, one of the two parties had claimed that Island Scallops owed it amounts totaling $74,704. Since it is our position that the purchasers breached their agreements with Island Scallops, we have no intention of seeking a settlement of this matter at this time. We are unaware of any formal proceedings that may have been commenced by either of these two purchasers in regard to any claims that they may have.

Other than as set forth herein, we are not a party to any material legal proceeding and to our knowledge, no such proceeding is currently contemplated or pending.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

(a)      Unregistered Sales of Equity Securities

In October 2005, we engaged Aurelius Consulting to provide marketing and investor relations services. The initial term of the agreement is one year. Aurelius is entitled to receive 25,000 shares of our restricted common stock per quarter during the term of its agreement, in consideration for their services. The shares were valued at $1.45 per share, the closing bid price for shares of our common stock on the date of the contract. The shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering.

On October 21, 2005 and November 11, 2005, our board approved the issuing a total of 25,000 shares of the Company's common stock to The Shemano Group, LLC for preparing a research report for the Company. The shares were valued at $1.50 per share, the closing market bid of our common stock on the date of the resolution. The shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by
Section 4(2) of such Act for issuances not involving any public offering.

(b) Not Applicable.

(c) Not Applicable.


ITEM 3. DEFAULTS UPON SENIOR SECURITIES

(a) Not Applicable.

(b) Not Applicable.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 5. OTHER INFORMATION

(a) Not applicable.

(b) Not applicable.

ITEM 6.  EXHIBITS

(a) The following exhibits are filed as part of this report.

           Exhibit No.                     Document


             31.1 Certification of Chief Executive Officer and Acting Chief Financial Officer required by Rule 13a-14/15d-14(a) under the Exchange Act

             32.1 Certification of Chief Executive Officer and Acting Chief Financial Officer pursuant to 18 U.S.C.
                            Section 1350, as adopted pursuant   to Section
                            906 of the Sarbanes-Oxley Act of 2002.



                                   SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January ___, 2006                    EDGEWATER FOODS INTERNATIONAL, INC.

                                            By:


                                                 ------------------------
                                                 Robert Saunders,
                                                 Chief Executive Officer

                                            By:


                                                 ------------------------
                                                 Michael Boswell,
                                                 Acting Chief Financial Officer

                                                                    Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Robert Saunders certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Edgewater Foods International, Inc.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

          a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          b. Designed such internal control over financial reporting, or caused such internal control to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

          c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

          a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

          b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:


------------------------
Robert Saunders
Chief Executive Officer

CERTIFICATION OF ACTING CHIEF FINANCIAL OFFICER

I, Michael Boswell certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Edgewater Foods International, Inc.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

          a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          b. Designed such internal control over financial reporting, or caused such internal control to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

          c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

          a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

          b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:


------------------------------
Michael Boswell
Acting Chief Financial Officer

                                                                    Exhibit 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Quarterly Report of Edgewater Foods International, Inc. (the "Company") on Form 10-QSB for the period ending November 30, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report'), I, Robert Saunders, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.


Date:

-----------------------
Robert Saunders,
Chief Executive Officer

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Quarterly Report of Edgewater Foods International, Inc. (the "Company") on Form 10-QSB for the period ending November 30, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report'), I, Michael Boswell, Acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.


Date:

------------------------------
Michael Boswell,
Acting Chief Financial Officer

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-QSB/A


 (MARK ONE)

    [X]      QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D)
              OF THE SECURITIES EXCHANGE ACT OF 1934

                FOR THE QUARTERLY PERIOD ENDED FEBRUARY 28, 2006

    [ ]      TRANSITION REPORT PURSUANT TO SECTION 13  OR 15(D) OF
              THE SECURITIES EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM _______________ TO _______________


COMMISSION FILE NUMBER

                       EDGEWATER FOODS INTERNATIONAL, INC.
             ------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                Nevada                                 20-3113571
     ----------------------------------        --------------------------------
     (STATE OR OTHER JURISDICTION              IRS EMPLOYER IDENTIFICATION NO.)
      OF INCORPORATION OR ORGANIZATION)


                            US REPRESENTATIVE OFFICE
       5552 West Island Highway, Qualicum Beach, British Columbia, Canada
                                     V9K 2C8
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (250) 757-9811
                           (ISSUER'S TELEPHONE NUMBER)


                                (FORMER ADDRESS)


         CHECK WHETHER THE ISSUER (1) FILED ALL REPORTS  REQUIRED TO BE FILED BY
SECTION 13 OR 15(D) OF THE EXCHANGE ACT OF 1934 DURING THE PAST 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS.

                       YES  X     NO
                           ---       ---


INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A SHELL COMPANY (AS DEFINED IN RULE 12B-2 OF THE SECURITIES EXCHANGE ACT OF 1934) YES [ ] NO [X]


        AS OF APRIL 14, 2006, THERE WERE 20,960,400 SHARES OF COMMON STOCK OUTSTANDING AND NO SHARES OF PREFERRED STOCK. ALL STOCK PAR VALUE IS $.001.

PART I - FINANCIAL INFORMATION.................................................3

Item 1.  Financial Statements Note:

Balance Sheet at February 28, 2006 (unaudited).................................3

Unaudited Statements of Operations for the three and six month periods ended February 28, 2006, and 2005.............................................4

Unaudited Statements of Cash Flows for the   six month periods ended
 February 28, 2006 and 2005....................................................5

Notes to Financial Statements..................................................6

Item 2 -Management's Discussion and Analysis of Results of Operations
 and Financial Condition.......................................................7

Item 3 - Controls and Procedures..............................................16

PART II - OTHER INFORMATION...................................................17

Item 1.  LEGAL PROCEEDINGS....................................................17

Item 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS............................17

Item 3.  DEFAULTS UPON SENIOR SECURITIES......................................17

Item 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS..................17

Item 5.  OTHER INFORMATION....................................................18

Item 6.  EXHIBITS.............................................................18

                                EXPLANATORY NOTE

We are filing this amendment number 2 to our Quarterly Report on Form 10-QSB for the quarter ended February 28, 2006, which was initially filed on April 14, 2005, to ensure that information presented in all of our filings is consistent since we also filed an amendment to our Annual Report on Form 10-KSB for the year ending August 31, 2005 and our Quarterly Report on Form 10-QSB for the quarter ending November 30, 2005 on this same date. Specifically, we revised the line items Additional Paid in Capital and Accumulated other comprehensive income, as well as to revise disclosure contained in the Notes to our Financial Statements to be consistent with similar disclosure in our other reports. Our first amendment to this Quarterly Report was filed on July 17, 2006 to revise information in Note 5 and 10 to our financial statements and to ensure consistency with the first amendment to our Annual Report on Form 10-KSB for the year ending August 31, 2005 filed on July 17, 2006. No other information in the Form 10-QSB is being amended by this Amendment. This Amendment continues to speak as of the date of the original filing of the Form 10-QSB and we have not updated the disclosure in this Amendment to speak as of any later date.


PART I - FINANCIAL INFORMATION

                          EDGEWATER FOODS INTERNATIONAL
                           CONSOLIDATED BALANCE SHEET
                                    UNAUDITED
                                FEBRUARY 28, 2006


ASSETS

Current assets:
     Cash                                                  $       123
     Accounts receivable, net                                   27,320
     Inventory                                                 820,268
     Other current assets                                       17,213
                                                           -----------

       Total current assets                                    864,924

Property, plant and equipment, net                           1,097,383

Loans receivable                                                14,982

Investments in other assets                                      3,486
                                                           -----------

     Total assets                                          $ 1,980,775
                                                           ===========

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
     Checks issued in excess of funds on deposit           $    25,927
     Bank indebtedness                                          69,987
     Short term debt                                         1,601,298
     Current portion of long term debt                         974,136
     Accounts payable and accrued liabilities                  610,532
                                                           -----------

     Total Current Liabilities                               3,281,880

Long term debt                                                 394,942
                                                           -----------

     Total Liabilities                                       3,676,822
                                                           -----------

Stockholders' Deficit
     Common stock, no par $0.001, 25,000,000 authorized,
       20,960,400 issued and outstanding at
       February 28, 2006                                         2,096


     Additional Paid in Capital                              3,854,300
     Accumulated Deficit                                    (5,330,880)
     Accumulated other comprehensive income -                 (221,563)

      foreign exchange adjustment
                                                           -----------

     Total Stockholders' Deficit                            (1,696,047)
                                                           -----------

     Total Liabilities and Stockholders' Deficit           $ 1,980,775
                                                           ===========




See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements




                          EDGEWATER FOODS INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  THREE AND SIX MONTH PERIOD ENDING FEBRUARY 28


                                                THREE MONTHS ENDED                  SIX MONTHS ENDED
                                                 FEBRUARY 28,                         FEBRUARY 28,

                                                    2006           2005             2006            2005
                                              ----------------------------    ----------------------------
                                               (unaudited)     (unaudited)     (unaudited)     (unaudited)


Revenue                                       $    143,372    $    129,426    $    303,551    $    264,540
Cost of goods sold                                 133,466         161,925         305,547         251,570
                                              ------------    ------------    ------------    ------------
                                                                                              ------------

Gross profit (loss)                                  9,906         (32,499)         (1,996)         12,970
                                              ------------    ------------    ------------    ------------

Expenses:

      General and administrative expenses           62,804          34,309         105,867          67,513
      Salaries and benefits                         35,571          22,895          79,666          35,062
      Stock compensation expense                      --              --           182,500            --

                                              ------------    ------------    ------------    ------------


                            Total                   98,375          57,204         368,033         102,575

                                              ------------    ------------    ------------    ------------


Loss from operations                               (88,469)        (89,703)       (370,029)        (89,605)

                                              ------------    ------------    ------------    ------------

Other income (expense):

      Interest (expense), net                      (52,573)        (14,970)       (106,096)        (23,419)
      Other income (expense), net                 (517,468)           --          (513,350)           --
                                              ------------    ------------    ------------    ------------

                Other income (expense), net       (570,041)        (14,970)       (619,446)        (23,419)

                                              ------------    ------------    ------------    ------------

Net income (loss)                             $   (658,510)   $   (104,673)   $   (989,475)   $   (113,024)
                                              ============    ============    ============    ============

Foreign currency translation                       (28,205)       (103,182)       (221,553)       (103,628)
Total Comprehensive (loss)                    $   (686,715)   $   (207,855)   $ (1,211,028)   $   (216,652)
                                              ============    ============    ============    ============

Net income (loss) per Share
      Basic and diluted                       $      (0.03)   $      (0.01)   $      (0.05)   $      (0.01)

Weighted average shares outstanding
      Basic and diluted                         20,689,289      10,300,000      20,626,422      10,300,000



See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements



                          EDGEWATER FOODS INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF CASHFLOWS
                          SIX MONTHS ENDED FEBRUARY 28


                                                                  SIX MONTHS ENDED
                                                                     FEBRUARY 28,

                                                                 2006            2005
                                                             -----------    -----------
                                                              (unaudited)   (unaudited)


Cash flows from operating activities:

     Net income (loss)                                       $  (989,475)   $  (113,024)

     Adjustments to reconcile net loss to net cash used in
      operating activities:
       Depreciation, depletion and amortization                  135,923        816,401

       Common stock issued                                       702,500           --

     Changes in current assets and liabilities:
       Accounts receivable                                       (27,320)         3,163
       Prepaid expenses                                           11,307           --
       Other current assets                                         --             (888)
       Loan receivable                                             5,405          1,462
       Inventory                                                (280,142)          --
       Accounts payable                                          120,808        155,060
       Bank overdrafts                                           (12,610)        16,787
                                                             -----------    -----------

Net cash provided by (used in) operating activities             (333,604)       878,961
                                                             -----------    -----------

Cash flows from investing activities:

     Purchase of property, plant and equipment                   (18,113)    (1,133,479)
                                                             -----------    -----------

Net Cash provided by (used in) investing activities              (18,113)    (1,133,479)
                                                             -----------    -----------

Cash flows from Financing activities:


     Line of credit, net                                           4,623           --
     Proceeds from short term debt                               405,036        250,907
     Proceeds of long term debt                                    2,178           --
     Payment of long term debt                                   (13,292)       (10,392)
                                                             -----------    -----------

Net Cash provided by financing activities                        398,545        240,515
                                                             -----------    -----------


Foreign currency translation effect                              (47,265)           320
                                                             -----------    -----------


Net increase (decrease) in cash                                     (437)       (13,683)


Cash, beginning of period                                            560         13,683
                                                             -----------    -----------

Cash, end of period                                          $       123    $         0
                                                             -----------    -----------



See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements

                       Edgewater Foods International, Inc.

                   Notes to Consolidated Financial Statements
                                   (unaudited)

NOTE 1.  BASIS OF PRESENTATION, ORGANIZATION AND NATURE OF OPERATIONS

Edgewater Foods International Inc. ("Edgewater"), a Nevada Corporation, is the parent company of Island Scallops Ltd., a Vancouver Island aquaculture company. Island Scallops was established in 1989 and for over 15 years has successfully operated a scallop farming and marine hatchery business. Island Scallops is dedicated to the farming, processing and marketing of high quality, high value marine species: scallops and sablefish. Scallop farming is relatively new to North America and Island Scallops is the only producer of both live-farmed Pacific scallops and live sablefish (or blackcod). Given Island Scallops' unique hatchery technology and extensive research and development, we believe that there is no significant competition for the farming of these marine species in our geographic area. Island Scallops is committed to rapidly expanding production and profits while continuing to finance our aggressive growth and maintaining a healthy respect for the marine environment.


On June 29, 2005, Edgewater, a private holding company established under the laws of Nevada in order to acquire assets in the aquaculture industry, issued 10,300,000 shares of common stock in exchange for a 100% equity interest in Island Scallops, Ltd. As a result of the share exchange, Island Scallops become the wholly own subsidiary of Edgewater. As a result, the shareholders of Island Scallops owned a majority (54.21%) of the voting stock of Edgewater. The transaction was regarded as a reverse merger whereby Island Scallops was considered to be the accounting acquirer as its shareholders retained control of Edgewater after the exchange, although Edgewater is the legal parent company. The share exchange was treated as a recapitalization of Edgewater. As such, Island Scallops (and its historical financial statements) is the continuing entity for financial reporting purposes.

On August 15, 2005, we completed a reverse acquisition of Heritage Management Corporation, a public shell company as that term is defined in Rule 12b-2 of the Exchange Act, established under the laws of Nevada on June 12, 2000. To accomplish the share exchange we issued 19,000,000 shares of common stock on a one to one ratio for 100% equity interest in Edgewater. Per the terms of the Share Exchange and Bill of Sale of Heritage Funding Corporation and E. Lee Murdoch, Heritage was delivered with zero assets and zero liabilities at the time of closing. Following the reverse acquisition, we changed the name of Heritage Management Corporation to "Edgewater Foods International, Inc." The transaction was regarded as a reverse merger whereby Edgewater was considered to be the accounting acquirer as it retained control of Heritage after the exchange. Although Edgewater is the legal parent company, the share exchange was treated as a recapitalization of Edgewater. Edgewater is the continuing entity for financial reporting purposes. The financial statements have been prepared as if Edgewater had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited consolidated financial statements of the Company are prepared in conformity with accounting principles generally accepted in the United States of America for reporting interim financial information and the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and results of operations for the periods presented have been included. All such adjustments are of a normal recurring nature. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 10-KSB for the year ended August 31, 2005. Results of operations for the three and six months ended February 28, 2006 are not necessarily indicative of the operating results for the full accounting year or any future period.


Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the acquired entities since their respective dates of acquisition. All significant inter-company amounts have been eliminated.

Cash and equivalents

Cash and equivalents include cash, checks issued in excess of funds on deposit, bank indebtedness, and highly liquid short term market investments with terms to maturity of three months or less.

Accounts receivable

Accounts receivable is presented net of allowance for doubtful accounts. The allowance for doubtful accounts reflects estimates of probable losses in accounts receivable. The allowance is determined based on balances outstanding for over 90 days at the period end date, historical experience and other current information.

Loans receivable

Loans receivable is presented net of an allowance for loan losses, as necessary. The loans are written off when collectibility becomes uncertain.

Inventory

Edgewater maintains inventories of raw materials for its aquaculture products, of biomass (inventory of live aquaculture product being actively cultivated), and of finished goods (aquaculture product ready for sale).

Raw materials are reported at the lesser of purchase cost and estimated net realizable value.

Biomass and finished goods are reported at the lesser of cost and estimated net realizable value. Cost includes direct and reasonably attributable indirect production costs related to hatchery, cultivation, harvesting, and processing activities. Carrying costs per unit are determined on a weighted average basis.

At February 28, 2006, inventory consisted of the following:

Biomass (Scallops):                         $820,268

Long term investments

Long term investments are recorded at cost. We review our investments periodically to assess whether there is an "other than temporary" decline in the carrying value of the investment. We consider whether there is an absence of an ability to recover the carrying value of the investment by reference to projected undiscounted future cash flows for the investment. If the projected undiscounted future cash flow is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Intangible assets

Intangible assets are recorded at cost. Cost is amortized over the estimated useful life of the asset unless that life is determined to be indefinite.

Intangible assets not subject to amortization are tested for impairment on at least an annual basis. If the fair value of the intangible asset is determined to be less than the carrying amount, an impairment loss is recognized in the amount of that difference.

Intangible assets subject to amortization are reviewed for impairment in accordance with the provisions applying to long-lived assets.

Property, plant, and equipment

Property,   plant,   and  equipment  are  recorded  at  cost  less   accumulated
amortization and are amortized in the following manner based on estimated useful lives:

         Buildings                                   4% - 5% declining balance
         Seawater piping and tanks                   6% declining balance
         Boats                                      15% declining balance
         Field equipment                            20% declining balance
         Office equipment                           20% declining balance
         Vehicles                                   30% declining balance
         Computer equipment                         30% declining balance

Impairment of long-lived assets

We monitor the recoverability of long-lived assets, including property and equipment and intangible assets, based upon estimates using factors such as expected future asset utilization, business climate, and undiscounted cash flows resulting from the use of the related assets or to be realized on sale. Our policy is to write down assets to the estimated net recoverable amount, in the period in which it is determined likely that the carrying amount of the asset will not be recoverable.

Government assistance

Any government assistance we receive, such as grants, subsidies, and tax credits, is recorded as a recovery of the appropriate related expenditure in the period that the assistance is received.


We have received government assistance in the form of loans, for which repayment may not be required if we fail to meet sufficient future revenue levels to repay these loans based on a percentage of gross sales for certain products over a defined period of time. Such assistance received by the Company is initially recorded as a liability, until such time as all conditions for forgiveness are met, and is then recognized as other income in that period.

Farm license costs

We must pay annual license costs in respect to government-granted tenures that we hold, which gives us the right to use certain offshore ocean waters for the purpose of aquaculture farming. Such license costs are recognized as an expense when incurred.

Research and development costs

Development costs include costs of materials, wages, and reasonably attributable indirect costs we incur that are directly attributable to the development of hatchery techniques for sablefish and shellfish. These costs are expensed when incurred.

Research costs are expensed when incurred.

Income taxes

We calculate our provision for income taxes in accordance with Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes) ("SFAS 109"), which requires an asset and liability approach to financial accounting for income taxes. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities attributable to the future tax consequences of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of enacted changes in tax laws or tax rates. Deferred income tax assets are recorded in the financial statements if realization is considered more likely than not.

Revenue recognition

We recognize revenue when it is realized or realizable, and earned. We consider revenue realized or realizable and earned when it has persuasive evidence of a contract, the product has been delivered, or the services have been provided to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured.

Our revenue is derived principally from the sale of scallops we produce or purchase from third parties, and from the sale of seed and farm supplies to other aquaculture farms.

Revenue from the sale of scallops and other products is recognized upon delivery of the product and invoicing of the customer, assuming collection is considered reasonably assured.

Financial instruments

The carrying amount of our financial instruments, which include cash, accounts receivable, loans receivable, checks issued in excess of funds on deposit, bank indebtedness, accounts payable and accrued liabilities, short term debt, shareholder debt, and long term debt approximate fair value. It is management's opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments unless otherwise noted.

Foreign exchange

The functional currency of our foreign subsidiary is the local foreign currency (Canadian dollars). All assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate prevailing on the balance sheet date. Revenues, costs and expenses are translated at average rates of exchange prevailing during the period. Translation adjustments resulting from translation of the subsidiaries' accounts are accumulated as a separate component of shareholders' equity. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and have not been significant.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Such estimates include providing for amortization of property, plant, and equipment, and valuation of inventory. Actual results could differ from these estimates.

Concentration of risk

We operate in the regulated aquaculture industry. Material changes in this industry or the applicable regulations could have a significant impact on us.

The quality and quantity of the aquaculture products we cultivate, harvest and process could be impacted by biological and environmental risks such as contamination, parasites, predators, disease and pollution. These factors could severely restrict our ability to successfully market our products.

Stock-based compensation

We  account  for  stock-based  employee  compensation   arrangements  using  the
intrinsic   value  method  in  accordance  with  the  provisions  of  Accounting
Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and in compliance with the disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," as amended by SFAS No. 148. Under APB Opinion No. 25, compensation cost is generally recognized based on the difference, if any, on the date of grant between the fair value of our common stock and the amount an employee must pay to acquire the stock.

We periodically issue common stock for acquisitions and services rendered. Common stock issued is valued at the estimated fair market value, as determined by management and our board of directors. Management and the board of directors consider market price quotations, recent stock offering prices and other factors in determining fair market value for purposes of valuing the common stock.

Basic and diluted net loss per share

Basic income or loss per share includes no dilution and is computed by dividing net income or loss by the weighted-average number of common shares outstanding for the period. Diluted income or loss per share includes the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. For all periods presented, diluted loss per share equaled the basic loss per share as all convertible instruments were anti-dilutive.

Recent accounting pronouncements

In November of 2004, the FASB issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"). SFAS 151 amends the guidance in Accounting Research Bulletin No. 43 (Inventory Pricing) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and waste material. Among other provisions, SFAS 151 requires that items, such as idle facility expense, excessive spoilage, double freight, and rehandling costs, be recognized as current period charges. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversions be based on normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, and as required, we adopted it in the first quarter of fiscal 2006. In the opinion of Management, the adoption of this statement will not have any impact on the Company's consolidated financial statements.

In December of 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) (Share-Based Payment) ("SFAS 123R"). SFAS 123R is a revision of SFAS 123 (Accounting for Stock-Based Compensation), and supersedes Accounting Principles Beard ("APB") Opinion No. 25 (Accounting for Stock Issued to Employees). SFAS 123R requires that the fair value of employees awards issued, modified, repurchased or cancelled after implementation, under share-based payment arrangements, be measured as of the date the award is issued, modified, repurchased or cancelled. The resulting cost is then recognized in the statement of earnings over the service period. We are required to adopt SFAS 123R not later than for the 2007 fiscal year. In the opinion of Management, the adoption of this statement will not have a significant impact on the Company's consolidated financial statements.

In December of 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29, Accounting for Nonmonetary transactions) ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance, SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005, and as required, we adopted it in this second quarter of the 2006 fiscal year. We do not currently believe that the adoption of SFAS No. 153 will have a material impact on our consolidated financial statements.

In May 2005, SFAS No. 154, "Accounting Changes and Error Corrections" (a replacement of APB Opinion No. 20 and SFAS No. 3) was issued. Statement 154 requires that all voluntary changes in accounting principles and changes required by a new accounting pronouncement that do not include specific transition provisions be applied retrospectively to prior periods' financial statements, unless it is impracticable to do so. Opinion 20 required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle as a component of net income in the period of change. Statement 154 is effective prospectively for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier application encouraged. Earlier application is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date the Statement was issued (May 2005). Statement 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of the Statement. Accordingly, we will implement the provisions of this accounting pronouncement in the fiscal reporting period ending August 31, 2007. We do not currently believe that the adoption of SFAS 145 No. 154 will have a material impact on our consolidated financial statements.

NOTE 3.  PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment at February 28, 2006 consisted of the following:



                                                Accumulated   Net Book
                                      Cost     Amortization    Value
                                  ------------------------------------

Land                              $  219,589   $     --     $  219,589
Buildings                            431,786      217,422      214,364
Seawater piping and tanks            436,587      253,907      182,680
Boats and Barge                      224,226      101,694      122,532
Field equipment                    1,001,102      651,827      349,275
Office equipment                      13,206       11,820        1,386
Vehicles                              34,975       31,688        3,287
Computer equipment                     8,136        3,866        4,270
                                  ------------------------------------
                                  $2,369,607   $1,272,224   $1,097,383


Depreciation expenses for the six months ended February 28, 2006 and 2005 were $53,778 and $18,649.

NOTE 4.  LOANS RECEIVABLE

An unsecured note receivable from Seascal Enterprises, Ltd. requires monthly interest payments, calculated at the Business Development Bank of Canada's operational rate plus 1%, per annum, and has no fixed term of repayment. We have an informal arrangement to provide scallop seed to Seascal, for which we receive a percentage of ultimate sales.

NOTE 5.  INVESTMENTS IN OTHER ASSETS (TENURES)

We carry our investment in other assets (tenures) at $3,486 at February 28, 2006. This amount represents the carrying costs of certain shellfish tenures acquired by our wholly-owned subsidiary Island Scallops Ltd.. Shellfish tenures are government-granted rights allowing limited use of offshore waters for the purposes of cultivation of shellfish. The granting of shellfish tenure rights are the responsibility of the Provincial (British Columbia) Government and not the Canadian Federal Government. As such, the government assistance that we receive via loan agreement with various Federal Agencies has no effect on our ability to renew and/or modify these tenure agreements. One tenure has an expiration date of July 10, 2021. Other shellfish tenures that we and our subsidiaries hold have expiration dates ranging from 2021 to 2024.

These tenures are considered to have an indefinite useful life because renewal on expiration is anticipated, and therefore are not subject to amortization.

NOTE 6.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities are balances outstanding related to credit cards held in the name of the shareholder totaling $101,843 at February 28, 2006. We used these credit cards as a means of short term financing and incurs interest charges on such unpaid balances.

Included in accounts payable and accrued liabilities at February 28, 2006 is an amount of $114,890 related to deposits paid by two third parties in respect to an agreement to purchase geoduck seed from us (for additional information see
Note 9 - Contingent Liabilities).

Included in accounts payable and accrued liabilities at February 28, 2006 is an amount of $3,220 related to interest accrued in respect to the loan from the National Research Council of Canada Industrial Research Assistance Program (see
Note 8 - Long Term Debt for additional information).

Other accounts payable and accrued liabilities at February 28, 2006 carry a balance of $390,579.

As a result, at February 28, 2006, we had an accounts payable and accrued liabilities balance of $610,532.

NOTE 7.  SHORT TERM DEBT

Included in short-term notes payable is a loan with an authorized limit of $1,394,214 secured by our assets, including a mortgage charge in the amount of $1,394,214 on land and building of the Company, and by a personal guarantee of Robert Saunders, our Chairman, President and CEO, and former sole shareholder of Island Scallops. The note bears interest at a rate of 1% per month, payable monthly, and is due April 15, 2006. During the six months ended February 28, 2006, we borrowed an additional $536,732 for working capital requirements. Therefore, as of February 28, 2006, the entire authorized limit of $1,394,214 had been lent to Island Scallops. In addition, Island Scallops was currently in arrears on interest payment for $40,458. As a result, the debt is carried as $1,434,672 of short term debt on the balance sheet.

Included in short-term debt at February 28, 2006 is estimated royalties of $57,994 payable to a third party from whom the former sole shareholder of Island Scallops originally acquired the shares of Island Scallops. The 1992 share purchase agreement (for Island Scallops) provided that the third party was to receive from the Company 3% of revenues of the Company as earned, on a quarterly basis, throughout the period from December 1, 1992 to November 30, 2002. The third party holds a first charge (or first lien) over our inventory (including broodstock) in the amount of $304,984 in support of its royalty entitlement. The third party has not taken further action to enforce payment of the arrears liability. To date, we have accrued the entire balance of $57,994 as a current liability and we plan to pay it with available funds in the near future.

Included in short-term notes payable at February 28, 2006 is an unsecured non-interest bearing demand loan from an individual with a face value of $43,714 and no specific terms of repayment. However, the lender has informally requested that the loan be repaid in full by October 6, 2008.

Included in the short-term notes payable at February 28, 2006 is a second unsecured non-interest bearing demand loan with a face value of $41,391 and no specific terms of repayment.

Included in short-term notes payable at February 28, 2006 is a third and fourth unsecured non-interest bearing loan from a shareholder with face values of 14,814 and $8,714 and no specific terms of repayment.

As a result, at February 28, 2006, we had $1,601,298 of short-term notes.

NOTE 8. LONG TERM DEBT

These consolidated financial statements include a Western Diversification Program non-interest bearing loan to Island Scallops that requires repayment equal to 12% of gross revenues from our scallop sales, payable semi-annually, with no specified due date. At February 28, 2006 as Island Scallops is in arrears in respect to the payment of these amounts, the full principal balance of $590,183 is reflected as a current liability. Our management is seeking to renegotiate terms of repayment of this debt.

These consolidated financial statements include Island Scallops' unsecured non-interest bearing loan from the National Research Council of Canada
Industrial Research Assistance Program which requires quarterly payments commencing March 1, 2003 equal to 3% of gross black cod revenues of the Island Scallops until the earlier of full repayment or December 1, 2012. The amount repayable is up to 150% of the original advance of $384,351, if repayment is before December 1, 2007. If at December 1, 2012, Island Scallops has not earned sufficient revenues required to repay the original loan amount, the remaining portion of the loan is to be forgiven. Amounts currently due at February 28, 2006 bear interest at a rate of 1% per month. At February 28, 2006, Island Scallops is in arrears in respect to the payment of these amounts, the full principal balance of $383,953 is reflected as a current liability.

These consolidated financial statements include Island Scallop's mortgage loan repayable at $1,842 per month including interest calculated at the greater of 10% and (Canadian) prime plus 6%. The loan, which is due on April 1, 2007, is secured by a second charge on the real property of Island Scallops. At February 28, 2006, the principal due is $187,571

These consolidated financial statements include a non-interest bearing loan to Island Scallops from Industry Science and Technology Canada requiring repayment equal to 0.5% of Island Scallops' gross scallop sales for each preceding year, which is due January 1, 2007. If at the due date we have not generated sufficient revenues to be required to repay the original amount of $159,269, the remaining portion of the loan is to be forgiven. Amounts currently due bear interest based on the published rates of 90 day (Canadian) treasury bills.

These consolidated financial statements include two bank loans for Island Scallops. The first bank loan is repayable at $1,089 per month, plus interest calculated at the floating base rate of the Business Development Bank of Canada plus 1.5% annum, is due February 23, 2009, and is secured by a General Security Agreement over Island Scallops' assets , a mortgage charge on Island Scallop's real property and a personal guarantee of $43,569 by our Chairman, President and CEO, and former sole shareholder of Island Scallops. At February 28, 2006, the principal due is $39,212. The second bank loan is repayable at $454 per month plus interest calculated at (Canadian) prime plus 3% per annum, is unsecured and is due October 23, 2007. At February 28, 2006, the principal due is $8,889.

As a result, at February 28, 2006, we had $1,374,636 of long-term debt less a current portion of $974,136 for a balance of $394,942.

NOTE 9.  CONTINGENT LIABILITIES

Island Scallops entered into an Agreement in the 1998 year with two parties, under which Island Scallops was to produce and sell geoduck seed to the two parties. Island Scallops received advance payments from each of the two parties in the 2002 year of approximately $64,140 and recognized related revenue of $43,705 in respect to seed delivered in the 2002 year. The balance of the deposits received (advance payments), net of sales, totaling $114,980, is included in accounts payable and accrued liabilities.

The position of management is that the two parties violated the terms of the agreement, such that we are entitled to retain the balance of the deposits. Per the terms of the original agreement, Island Scallop was entitled to make up any shortfall in the product produced in the following year. Although product was available and offered by Island Scallops in the following year, the two parties refused to honor the terms of the agreement and would not accept the product (to make up the shortfall) in the following year.

As of February 28, 2006, one of the two parties had made claims that we owed to it amounts totaling $85,888. This particular party believed that the agreement required Island Scallops to deliver the product in year one and did not allow Island Scallop to make up any shortfall with product produced in the following year. The balance included in accounts payable and accrued liabilities related to this party is $33,801.

Any additional liability to us, or any reduction of the currently recognized liability, in respect to these deposits will be recorded at the time a conclusion to this matter can be determined.

Neither we nor our wholly owned subsidiary maintain insurance in respect to replacement of its inventory. Consequently, we are exposed to financial losses or failure as a result of this risk.


NOTE 10.  STOCK-COMPENSATION EXPENSE


On January 31, 2006, we issued 400,000 shares of our restricted common stock to World Wide Mortgage as consideration for agreeing to extend the due date to April 15, 2006 for us to repay our CDN $1,500,000 loan pursuant to the bridge loan agreement dated November 9, 2004 and amended on April 15, 2005 between us and World Wide. The shares have piggy-back registration rights that require us to register the shares in our next registration statement. The shares were valued at $1.30 per share, the closing bid price for shares of our common stock on the date we issued the shares. Therefore, the total aggregate value of the transaction is $520,000 which was recorded as other expense.


Stock Options

In August 2005, our Board of Directors approved the "Edgewater Foods International 2005 Equity Incentive Plan." The Board of Directors reserved 5,000,000 shares of our common stock to be issued in the form of incentive and/or non-qualified stock options for employees, directors and consultants to Edgewater. As of February 28, 2006, our Board of Directors had authorized the issuance of 282,000 options to employees.

Stock option activity during the six month period ending February 28, 2006 was as follows:

                                                                Weighted Average
                                                Number of        Exercise Price
                                                  Shares
                                              ----------------------------------
Outstanding, August 31, 2005                         282,000    $
                                                                            1.50
    Granted                                               --                 --
    Exercised                                             --                 --
    Forfeited                                             --                 --
    Expired                                               --                 --
                                              ----------------------------------
Outstanding, February 28, 2006                       282,000    $
                                                                            1.50
                                              ==================================
Exercisable, February 28, 2006                       282,000    $
                                                                            1.50
                                              ==================================

At February 28, 2006, 62,000 of the outstanding options expire in August 2010 with the remaining balance of 220,000 having an expiration date of August 2015.

NOTE 11.  GOING CONCERN

As of February 28, 2006, our working capital has been primarily financed with various forms of debt. We have suffered operating losses since inception in our efforts to establish and execute our business strategy. We anticipate that we will continue to require additional working capital to fund our ongoing operations and execute our business strategy. If we do not continue to raise such required capital it would raise substantial doubt about our ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to generate sufficient cash flows to meet our obligations on a timely basis and ultimately to attain profitability. Our management intends to obtain working capital through operations and to seek additional funding through debt and equity offerings to help fund our operations as we expand. There is no assurance that we will be successful in our efforts to raise additional working capital or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 12.  SUBSEQUENT EVENTS

On April 12, 2006, we completed a private equity financing of $1,062,000 with 2 accredited investors. Net proceeds from the financing are approximately $952,000. We issued 1,888,000 shares of our Series A Preferred Stock, par value $0.001 per share and stated value of $0.75 per share, at a purchase price of $0.5625 per share and each investor also received one of each of the following warrants: (i) Series A Warrant, (ii) Series B Warrant, (iii) Series C Warrant,
(iv) Series D Warrant, (v) Series J Warrant, (vi) Series E Warrant, (vii) Series F Warrant, (viii) Series G Warrant, and (ix) Series H Warrant, each to purchase a number of shares of common stock equal to fifty percent (50%) of the number of Preferred Shares purchased, except for the Series J Warrants, which shall entitle the investor to purchase a number of shares of common stock equal to one hundred percent (100%) of the number of shares of Series A Preferred Stock purchased; we issued a total of 9,440,000 Warrants. Each of the Warrants has a term of five (5) years, except for the Series J Warrants, which have a term of one (1) year.

In connection with this financing, we paid cash compensation to a placement consultant in the amount of $84,960.00 and issued him 188,800 warrants. Each of the placement consultant's warrants allow him to purchase one share of our Series A preferred stock, and one half of each of the Series A-I Warrants and one Series J warrant. Each of the placement consultant's warrants to purchase the securities described above is exercisable at a price of $0.5625 per warrant, for a period of three years.

ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

In the second quarter of 2006, we started harvesting our 2004 year class of scallops1 and began inspecting our 2005 year class of scallops as we prepare to begin moving these scallops to larger growth nets and/or ear-hanging our 2005 scallops in the third quarter of 2006. Originally, we planned to ear-hang our entire 2005 scallop crop, but after inspection of growth rates of the 2004 ear-hang crops and an analysis of labor costs of ear-hanging versus the cost of additional nets we decided to use nets for the final grow-out stage of the 2005 crop. Entering the third quarter of 2006, we began preparing for the spawning of our 2006 year class of scallops. In order to complete the transition of the 2005 year class of scallops to larger growth nets and some ear-hung lines, spawn sufficient numbers of scallop seed to ensure the continued expansion of our scallop inventory, allow continued growth of our current inventory and begin developing new infrastructure required to launch significant commercial sablefish production, we will require additional working capital in the third quarter of 2006. We are currently investigating several funding options and hope to have the first stage of new financing completed in the spring of 2006. Although we originally anticipated producing a 2006 year scallop class of 30 million animals, delays in funding to date have caused management to revise projections to between 15 and 25 million scallops (depending on the date of future fundings). If we are unable to secure necessary working capital to fund our ongoing expansion and execute our total business strategy, we may be forced to curtail or delay certain aspects of our business plan, such as sablefish production and/or reduce our projected future scallop crop yields.

COMPARISON OF RESULTS FOR THE THREE MONTHS AND SIX MONTHS ENDED FEBRUARY 28, 2006 TO THE THREE AND SIX MONTHS ENDED FEBRUARY 28, 2005.

Revenues. Revenues for the three months ended February 28, 2006, were approximately $143,000. We had revenues of approximately $129,000 for the three months ended February 28, 2005. This is an increase of approximately $14,000 or 11%. Revenues for the six months ended February 28, 2006 were approximately $303,000 as compare to $265,000 for the six months ended February 28, 2005. This was an increase of approximately $38,000 or 14%. For the three and six month periods ended February 28, 2006 and 2005, the majority of our revenue resulted from the sale of scallops. The slight increase in our revenue from 2005 to 2006 was due to the increased emphasis that we began putting on the development and production of larger scallops crops in 2005 and continuing into 2006 as opposed to our prior emphasis on selling our scallops earlier in the growth cycle to

------------------------------
1 We categorize scallops based upon when we began the growth cycle. Therefore, although scallops may be ear-hung in 2005, if they were spawned in 2004, they would be classified as the "2004 year" class of scallops.

generate working capital. Management believes that this emphasis on the development and production of larger scallop crops has positioned the company for revenue growth and that our continued emphasis on expansion of future crops should yield a significant increase in revenues in later half of 2006 and beyond.

Gross profit (loss). Gross profit for the three months ended February 28, 2006, was approximately $10,000, an increase of approximately $42,000 as compared to gross loss of roughly $32,000, for the three months ended February 28, 2005. For the six months ended February 28, 2006, gross loss was approximately $2,000 as compared to a gross profit of $13,000 for the six months ended February 28, 2005. The increase in the amount of gross loss for the six months ended February 28, 2006 was mainly attributable to management's decision to focus on the expansion and development of larger scallop crops and larger scallop yields for the crop year 2005 and 2006. As a result, we expended a larger portion of our resources on the maintaining, developing and tending our scallop crops in 2005 and 2006 and are only beginning to see the benefits of our efforts in developing larger and profits.


General and administrative. General and administrative expenses for the three months ended February 28, 2006, were approximately $98,000. Our general and administrative expenses were approximately $57,000 for the three months ended February 28, 2005. This is an increase of approximately $41,000. General and administrative expenses for the six months ended February 28, 2006, were approximately $368,000. Our general and administrative expenses were approximately $103,000 for the six months ended February 28, 2005. This is an increase of approximately $265,000. Our general and administrative expenses for the three and six months ended February 28, 2006 were attributable to costs associated with establishing, building, and supporting our infrastructure and included various consulting costs, legal and accounting fees, overhead, realized stock compensation and salaries. We anticipate that these costs will rise as we continue to expand our operations.

Stock compensation expense. During the three months ended February 28, 2006, our Board of Directors authorized the issuance of shares of our restricted common stock to one group in consideration for the extension of the due date on a share term loan to Island Scallops. Based upon the common stock trading price at the times of issuance, and FASB rules, we were required to incur non-cash expenses for the issuance of stock of approximately $520,000. This expense was recorded as an other expense.


We also had an expense of approximately $183,00 during the three months ended November 30, 2005. The expense was for two consulting groups who would provide services to us. As such, we incurred a stock compensation expense of approximately $183,000 for the six months ended February 28, 2006.


Other income (expense), net. Interest expense for the three months ended February 28, 2006 was approximately $53,000. For the three months ended February 28, 2005, we had interest expense of roughly $15,000. Other expense for the three months ended February 28, 2006 was approximately $517,000 as opposed to no other expense for the three months ended February 28, 2005. As a result, other expense for the three months ended February 28, 2006 was approximately $570,000 as compared to other expense of approximately $15,000 for the three months ended February 28, 2006. This is an increase of approximately $555,000 primarily attributed other expense related to the issuance of 520,000 of restricted stock to one group in consideration for the extension of the due date on a share term loan to Island Scallops and expenses related to the expansion of our scallop crops. Interest expense for the six months ended February 28, 2006 was approximately $106,000. For the six months ended February 28, 2005, we had interest expense of roughly $23,000. Other expense for the six months ended February 28, 2006 was approximately $513,000 as opposed to no other expense for the six months ended February 28, 2005. As a result, other expense for the six months ended February 28, 2006 was approximately $619,000 as compared to other expense of approximately $23,000 for the six months ended February 28, 2006. This is an increase of approximately $66,000 primarily attributed to the other expense related to the issuance of 520,000 of restricted stock to one group in consideration for the extension of the due date on a share term loan to Island Scallops and expenses related to the expansion of our scallop crops.


Net profit (loss). As a result of the above, the net loss for the three and six months ended February 28, 2006, was approximately $658,000 and $989,000 as compared to a net loss of approximately $105,000 and $114,000 for the three and six months ended February 28, 2006.

Liquidity and Cash Resources. At February 28, 2006 we had a cash balance of $123. To date, our recent expansion has been largely funded by a short term note with a maximum limit of approximately $1,280,000. During the six months ended February 28, 2006, we accessed approximately an additional $540,000 on this short term note; thereby, bringing our total drawn to nearly $1,400,000 as of February 28, 2006. As of February 28, 2006, we had reached the authorized limited on this note and may need to look to other sources to fund any short term operational shortfalls. Additionally, we relied on short term loans from certain shareholders to assist with our working capital needs and to meet short term cash requirements. We anticipate that we will require approximately $2,500,000 of additional working capital to fund our planned expansion and execute our business strategy in the upcoming fiscal year. As a result, we will be required to raise substantial amounts of cash during the rest of 2006. There can be no assurance that we will be successful in our efforts and any failure to raise such monies would have a material negative effect on our business and operations. Without adequate funding, we will be unable to complete the transfer of our 2005 crop into larger growth nets and ear-hung lines or spawn the necessary scallop larvae to satisfy the target levels necessary to produce a larger 2006 year-class scallops.


ITEM 3.  CONTROLS AND PROCEDURES


(a)      Evaluation of disclosure controls and procedures
         ------------------------------------------------

         We maintain controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon their evaluation of those controls and procedures performed as of the end of the period covered by this report, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures were effective.

(b)      Changes in internal controls
         ----------------------------

         There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

                           PART II - OTHER INFORMATION



ITEM 1.   LEGAL PROCEEDINGS

In 1998 Island Scallops entered into an agreement with two purchasers, pursuant to which Island Scallops was to produce and sell geoduck seed to the two purchasers. Island Scallops received advance payments from each of the two purchasers in 2002 totaling approximately $64,140. As a result of breaches of the purchase agreements by the purchasers, it is our position that we may retain any unused portion of these advance payments.

As of August 31, 2004, one of the two purchasers had claimed that Island Scallops owed it amounts totaling $85,888. Since it is our position that the purchasers breached their agreements with Island Scallops, we have no intention of seeking a settlement of this matter at this time. We are unaware of any formal proceedings that may have been commenced by either of these two purchasers in regard to any claims that they may have.

Other than as set forth herein, we are not a party to any material legal proceeding and to our knowledge, no such proceeding is currently contemplated or pending.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS


(a)      Unregistered Sales of Equity Securities

On January 31, 2006, we issued 400,000 shares of our restricted common stock to World Wide Mortgage as consideration for agreeing to extend the due date for us to repay our CDN $1,500,000 loan pursuant to the bridge loan agreement dated November 9, 2004 and amended on April 15, 2005 between us and World Wide. The shares have piggy-back registration rights that require us to register the shares in our next registration statement. The shares were valued at $1.30 per share, the closing bid price for shares of our common stock on the date we issued the shares. The shares were issued in accordance with the exemption from the registration provisions of the Securities Act of 1933, as amended, provided by Section 4(2) of such Act for issuances not involving any public offering.

In connection with the financing we closed on April 11, 2006, we issued the placement consultant 188,800 warrants that allow him to purchase one share of our Series A preferred stock, and one half of each of the Series A-I Warrants and one Series J warrant we issued in the financing. Each of the placement consultant's warrants to purchase the securities described above is exercisable at a price of $0.5625 per warrant, for a period of three years.


(b)      Not Applicable.





                                                                              23
(c)      Not Applicable.


ITEM 3. DEFAULTS UPON SENIOR SECURITIES

(a)     Not Applicable.

(b)     Not Applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

ITEM 5. OTHER INFORMATION

(a)     Not applicable.

(b)     Not applicable.

ITEM 6. EXHIBITS

(a)     The following exhibits are filed as part of this report.

      Exhibit No.                 Document

         31.1 Certification of Chief Executive Officer and Acting Chief Financial Officer required by Rule 13a-14/15d-14(a) under the Exchange Act

         32.1 Certification of Chief Executive Officer and Acting Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.



                                   SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:                                        EDGEWATER FOODS INTERNATIONAL, INC.

                                            By:

                                             /s/ Robert Saunders
                                                 ------------------------------
                                                 Robert Saunders,
                                                 Chief Executive Officer

                                            By:

                                             /s/ Michael Boswell
                                                 ------------------------------
                                                 Michael Boswell,
                                                 Acting Chief Financial Officer

                                                                    Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Robert Saunders certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Edgewater Foods International, Inc.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. Designed such internal control over financial reporting, or caused such internal control to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

     c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:


/s/  Robert Saunders
-----------------------
Robert Saunders
Chief Executive Officer

CERTIFICATION OF ACTING CHIEF FINANCIAL OFFICER

I, Michael Boswell certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Edgewater Foods International, Inc.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     b. Designed such internal control over financial reporting, or caused such internal control to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

     c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

     a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

     b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:


/s/ Michael Boswell
------------------------------
Michael Boswell
Acting Chief Financial Officer

                                                                    Exhibit 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Quarterly Report of Edgewater Foods International, Inc. (the "Company") on Form 10-QSB for the period ending February 28, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report'), I, Robert Saunders, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.


Date:


/s/  Robert Saunders
-----------------------
Robert Saunders,
Chief Executive Officer

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Quarterly Report of Edgewater Foods International, Inc. (the "Company") on Form 10-QSB for the period ending February 28, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report'), I, Michael Boswell, Acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.


Date:


/s/  Michael Boswell
------------------------------
Michael Boswell,
Acting Chief Financial Officer

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 10-QSB/A


   (MARK ONE)

       [X]        QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(D)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE QUARTERLY PERIOD ENDED MAY 31, 2006

       [ ]        TRANSITION REPORT PURSUANT TO SECTION 13
                           OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

        FOR THE TRANSITION PERIOD FROM _______________ TO _______________


COMMISSION FILE NUMBER

                       EDGEWATER FOODS INTERNATIONAL, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                      Nevada                    20-3113571
                     --------                  ------------
           (STATE OR OTHER JURISDICTION     IRS EMPLOYER IDENTIFICATION NO.)
        OF INCORPORATION OR ORGANIZATION)


                            US REPRESENTATIVE OFFICE
       5552 West Island Highway, Qualicum Beach, British Columbia, Canada
                                     V9K 2C8
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (250) 757-9811
                           (ISSUER'S TELEPHONE NUMBER)


                                (FORMER ADDRESS)


CHECK WHETHER THE ISSUER (1) FILED ALL REPORTS REQUIRED TO BE FILED BY SECTION 13 OR 15(D) OF THE EXCHANGE ACT OF 1934 DURING THE PAST 12 MONTHS (OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORTS), AND (2) HAS BEEN SUBJECT TO SUCH FILING REQUIREMENTS FOR THE PAST 90 DAYS. YES [X ]
NO [ ]


INDICATE BY CHECK MARK WHETHER THE REGISTRANT IS A SHELL COMPANY (AS DEFINED IN RULE 12B-2 OF THE SECURITIES EXCHANGE ACT OF 1934) YES [ ] NO [X]


AS OF JULY 12, 2006, THERE WERE 20,983,260 SHARES OF COMMON STOCK OUTSTANDING AND 7,877,999 SHARES OF PREFERRED SERIES A STOCK. ALL STOCK PAR VALUE IS $.001.

PART I - FINANCIAL INFORMATION.................................................3

Item 1.  Financial Statements Note:

Unaudited Balance Sheet at May 31, 2006........................................3

Unaudited Statements of Operations for the three and nine month periods ended May 31, 2006, and 2005...................................................4

Unaudited Statements of Cash Flows for the
  nine month periods ended May 31, 2006 and 2005...............................5

Notes to Financial Statements..................................................6

Item 2 - Management's Discussion and Analysis of Results of Operations
and Financial Condition........................................................7

Item 3 - Controls and Procedures..............................................16

PART II - OTHER INFORMATION...................................................17

Item 1.  LEGAL PROCEEDINGS....................................................17

Item 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS............................17

Item 3.  DEFAULTS UPON SENIOR SECURITIES......................................17

Item 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS..................17

Item 5.  OTHER INFORMATION....................................................18

Item 6.  EXHIBITS.............................................................18

                                EXPLANATORY NOTE

We are filing this amendment number 1 to our Quarterly Report on Form 10-QSB for the quarter ended May 31, 2006, which was initially filed on July 17, 2006, to revise the following line items in the balance sheet for this same quarter:
Accumulated deficit and Accumulated other comprehensive income. We are also filing this Amendment to ensure that information presented in all of our filings is consistent since we also filed an amendment to our Annual Report on Form 10-KSB for the year ending August 31, 2005 on July 17, 2006 and on this same day, as well as amendments to our Quarterly Report on Form 10-QSB for the quarters ending November 30, 2005 and February 28, 2006. No other information in the Form 10-QSB is being amended by this Amendment. This Amendment continues to speak as of the date of the original filing of the Form 10-QSB and we have not updated the disclosure in this Amendment to speak as of any later date.


PART I - FINANCIAL INFORMATION

                          EDGEWATER FOODS INTERNATIONAL
                           CONSOLIDATED BALANCE SHEET
                                    UNAUDITED
                                  MAY 31, 2006


ASSETS

Current assets:
     Cash                                                          $  1,371,392
     Accounts receivable, net                                            16,176
     Inventory                                                          986,850
     Other current assets                                                94,305
                                                                   ------------

       Total current assets                                           2,468,723

Property, plant and equipment, net                                    1,249,556

Investments in other assets                                               3,629
                                                                   ------------

     Total assets                                                  $  3,721,908
                                                                   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Bank indebtedness                                             $      4,536
     Short term debt                                                  1,932,311
     Current portion of warrant liabilities                           1,757,884
     Current portion of long term debt                                1,014,169
     Accounts payable and accrued liabilities                           312,342
                                                                   ------------

     Total current liabilities                                        5,021,242

Warrant liabilities, net current portion                             12,336,175
Long term debt, net current portion                                      45,259

     Total liabilities                                               17,402,676
                                                                   ------------

Stockholders' deficit

     Series A Preferred  stock,  par $0.001,10,000,000
     authorized, 3,888,000 issued and outstanding at May 31, 2006         3,888
     Common stock, par $0.001, 100,000,000 authorized,
     20,960,400 issued and outstanding at May 31, 2006                    2,096

     Additional paid in capital                                               0
     Accumulated deficit                                            (13,412,932)

     Accumulated other comprehensive income -                          (273,820)

      foreign exchange adjustment
                                                                   ------------

     Total stockholders' deficit                                    (13,680,768)
                                                                   ------------

     Total liabilities and stockholders' deficit                   $  3,721,908
                                                                   ============

See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements



                          EDGEWATER FOODS INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                THREE AND NINE MONTHS PERIOD ENDING MAY 31, 2006


                                                   THREE MONTHS ENDED              NINE MONTHS ENDED
                                                        MAY 31,                           MAY 31,
                                               ---------------------------   ---------------------------
                                                  2006             2005            2006           2005
                                              ------------    ------------    ------------    ------------
                                               (unaudited)     (unaudited)     (unaudited)     (unaudited)


Revenue                                       $    133,120    $     35,444    $    437,045    $    307,915
Cost of goods sold                                 170,485          29,287         475,767         288,282
                                              ------------    ------------    ------------    ------------

Gross profit (loss)                                (37,365)          6,157         (38,722)         19,633
                                              ------------    ------------    ------------    ------------

Expenses:
      General and administrative expenses          286,449          51,876         393,550         122,550
      Salaries and benefits                         38,316          18,190         118,015          54,661
      Stock compensation expense                      --              --           182,500            --
                                              ------------    ------------    ------------    ------------

                             Total                 324,765          70,066         694,065         177,211
                                              ------------    ------------    ------------    ------------

Loss from operations                              (362,130)        (63,909)       (732,787)       (157,578)
                                              ------------    ------------    ------------    ------------

Other income (expense):
      Interest (expense), net                      (54,178)        (49,896)       (160,269)        (51,221)
      Change in fair value of warrants          (2,525,419)           --        (2,525,419)           --
      Other income  (expense)                       12,805            --          (500,711)           --

                Other income (expense), net     (2,566,791)        (49,896)     (3,186,399)        (51,221)
                                              ------------    ------------    ------------    ------------

Net income (loss)                             $ (2,928,922)   $   (113,805)   $ (3,919,186)   $   (208,799)
                                              ============    ============    ============    ============

Foreign currency translation                       (51,467)        (80,129)       (103,417)       (201,787)
                                              ------------    ------------    ------------    ------------

                                              ============    ============    ============    ============
Total Comprehensive (loss)                    $ (2,980,389)   $   (193,934)   $ (4,022,603)   $   (410,586)
                                              ============    ============    ============    ============

Net income (loss) per Share
      Basic and diluted                       $      (0.14)   $      (0.01)   $      (0.19)   $      (0.02)

Weighted average shares outstanding
      Basic and diluted                         20,969,400      10,300,000      20,738,971      10,300,000


See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements



                          EDGEWATER FOODS INTERNATIONAL
                      CONSOLIDATED STATEMENTS OF CASHFLOWS
                         NINE MONTHS ENDED MAY 31, 2006


                                                                                       NINE MONTHS ENDED
                                                                                             MAY 31,
                                                                                   --------------------------
                                                                                      2006            2005
                                                                                   -----------    -----------
                                                                                   (unaudited)     (unaudited)

Cash flows from operating activities:

     Net income (loss)                                                             $(3,919,186)   $  (208,799)

     Adjustments to reconcile net loss to net cash used in operating activities:
        Depreciation, depletion and amortization                                        90,003         51,220

        Changes in fair value of warrants                                            2,525,419           --

        Common stock issued for services                                               702,500           --

     Changes in current assets and liabilities:
        Accounts receivable                                                            (16,176)        18,103
        Prepaid expenses                                                               (65,785)        (1,289)

        Other current assets                                                              --             --
        Loan receivable                                                                 20,387          1,126
        Inventory                                                                     (446,724)      (237,371)
        Accounts payable                                                              (177,382)        75,081

        Bank overdrafts                                                                (38,538)          --
                                                                                   -----------    -----------

Net cash used in operating activities                                               (1,325,482)      (301,930)
                                                                                   -----------    -----------

Cash flows from investing activities:

     Purchase of property, plant and equipment                                        (158,170)      (315,818)
                                                                                   -----------    -----------

Net cash provided by (used in) investing activities                                   (158,170)      (315,818)
                                                                                   -----------    -----------

Cash flows from financing activities:


     Line of credit, net                                                               (60,828)          --
     Proceeds from short term debt                                                     504,198        664,606

     Payment of short term debt                                                       (148,408)          --

     Proceeds of long term debt                                                          2,268           --
     Payment of long term debt                                                         (19,624)       (21,797)

     Proceeds from sale of preferred Stock                                           2,562,000           --
                                                                                   -----------    -----------

Net Cash provided by financing activities                                            2,839,606        642,809
                                                                                   -----------    -----------

Foreign currency translation effect                                                     14,878         (9,256)



                                                                               6


Net increase in cash                                                                 1,370,832         15,805


Cash, beginning of period                                                                  560         12,910
                                                                                   -----------    -----------

Cash, end of period                                                                $ 1,371,392    $    28,715
                                                                                   ===========    ===========

Supplemental disclosure of cash flow information

Net cash paid during nine months
Interest                                                                           $   160,269    $    51,221
                                                                                   ===========    ===========

Income taxes                                                                       $      --      $      --
                                                                                   ===========    ===========


See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements

                       Edgewater Foods International, Inc.

                   Notes to Consolidated Financial Statements
                                   (unaudited)

NOTE 1.  BASIS OF PRESENTATION, ORGANIZATION AND NATURE OF OPERATIONS

Edgewater Foods International Inc. ("Edgewater"), a Nevada Corporation, is the parent company of Island Scallops Ltd., a Vancouver Island aquaculture company. Island Scallops Ltd. ("Island Scallops") was established in 1989 and for over 15 years has successfully operated a scallop farming and marine hatchery business. Island Scallops is dedicated to the farming, processing and marketing of high quality, high value marine species: scallops and sablefish. Scallop farming is relatively new to North America and Island Scallops is the only producer of both live-farmed Pacific scallops and live sablefish (or blackcod). Given Island Scallops' unique hatchery technology and extensive research and development, we believe that there is no significant competition for the farming of these marine species in our geographic area. Island Scallops is committed to rapidly expanding production and profits while continuing to finance our aggressive growth and maintaining a healthy respect for the marine environment.

On June 29, 2005, Edgewater, a holding private company established under the laws of Nevada in order to acquire assets in the aquaculture industry, issued 10,300,000 shares of common stock in exchange for a 100% equity interest in Island Scallops. As a result of the share exchange, Island Scallops become the wholly own subsidiary of Edgewater. As a result, the shareholders of Island Scallops owned a majority (54.21%) of the voting stock of Edgewater. The transaction was regarded as a reverse merger whereby Island Scallops was considered to be the accounting acquirer as its shareholders retained control of Edgewater after the exchange, although Edgewater is the legal parent company. The share exchange was treated as a recapitalization of Edgewater. As such, Island Scallops (and its historical financial statements) is the continuing entity for financial reporting purposes.

On August 15, 2005, we completed a reverse acquisition of Heritage Management Corporation ("Heritage"), a public shell company as that term is defined in Rule 12b-2 of the Exchange Act, established under the laws of Nevada on June 12, 2000. To accomplish the share exchange Heritage issued 19,000,000 shares of common stock on a one to one ratio for a 100% equity interest in Edgewater. Per the terms of the Share Exchange and Bill of Sale of Heritage Funding Corporation and E. Lee Murdoch, Heritage delivered will zero assets and zero liabilities at the time of closing. Following the reverse acquisition, we changed the name of Heritage Management Corporation to "Edgewater Foods International, Inc." The transaction was regarded as a reverse merger whereby Edgewater was considered to be the accounting acquirer as it retained control of Heritage after the exchange. Although Heritage is the legal parent company, the share exchange was treated as a recapitalization of Edgewater. Edgewater is the continuing entity for financial reporting purposes. The financial statements have been prepared as if Edgewater had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our unaudited consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America for reporting interim financial information and the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and results of operations for the periods presented have been included. All such adjustments are of a normal recurring nature. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in our Annual Report on Form 10-KSB for the year ended August 31, 2005. Results of operations for the three and nine months ended May 31, 2006 are not necessarily indicative of the operating results for the full accounting year or any future period.


Inventory

We maintain inventories of raw materials for its aquaculture products, of biomass (inventory of live aquaculture product being actively cultivated), and of finished goods (aquaculture product ready for sale).

Raw materials are reported at the lesser of purchase cost and estimated net realizable value.

Biomass and finished goods are reported at the lesser of cost and estimated net realizable value. Cost includes direct and reasonably attributable indirect production costs related to hatchery, cultivation, harvesting, and processing activities. Carrying costs per unit are determined on a weighted average basis.

At May 31, 2006, inventory consisted of the following:

Biomass (Scallops):                         $986,850

Derivative Financial Instruments

In connection with the sale of debt or equity instruments, we may sell options or warrants to purchase our common stock. In certain circumstances, these options or warrants may be classified as derivative liabilities, rather than as equity. Additionally, the debt or equity instruments may contain embedded derivative instruments, such as embedded derivative features, which in certain circumstances may be required to be bifurcated from the associated host instrument and accounted for separately as a derivative instrument liability.

The Company accounts for all derivatives financial instruments in accordance with SFAS No. 133. Derivative financial instruments are recorded as liabilities in the consolidated balance sheet, measured at fair value. When available, quoted market prices are used in determining fair value. However, if quoted market prices are not available, the Company estimates fair value using either quoted market prices of financial instruments with similar characteristics or other valuation techniques.

The identification of, and accounting for, derivative instruments is complex. Our derivative instrument liabilities are re-valued at the end of each reporting period, with changes in the fair value of the derivative liability recorded as charges or credits to income, in the period in which the changes occur. For options, warrants and bifurcated embedded derivative features that are accounted for as derivative instrument liabilities, we estimate fair value using either quoted market prices of financial instruments with similar characteristics or other valuation techniques. The valuation techniques require assumptions related to the remaining term of the instruments and risk-free rates of return, our current common stock price and expected dividend yield, and the expected volatility of our common stock price over the life of the option. The identification of, and accounting for, derivative instruments and the assumptions used to value them can significantly affect our financial statements.

Derivative financial instruments that are not designated as hedges or that do not meet the criteria for hedge accounting under SFAS No. 133 are recorded at fair value, with gains or losses reported currently in earnings. All derivative financial instruments held by the Company as May 31, 2006 were not designated as hedges.


Recent accounting pronouncements


In May 2005, SFAS No. 154, "Accounting Changes and Error Corrections" (a replacement of APB Opinion No. 20 and SFAS No. 3) was issued. Statement 154 requires that all voluntary changes in accounting principles and changes required by a new accounting pronouncement that do not include specific transition provisions be applied retrospectively to prior periods' financial statements, unless it is impracticable to do so. Opinion 20 required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle as a component of net income in the period of change. Statement 154 is effective prospectively for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, with earlier application encouraged. Earlier application is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date the Statement was issued (May 2005). Statement 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of the Statement. Accordingly, we will implement the provisions of this accounting pronouncement in the fiscal reporting period ending August 31, 2007. We do not currently believe that the adoption of SFAS 145 No. 154 will have a material impact on our consolidated financial statements.

NOTE 3.  PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment at May 31, 2006 consisted of the following:



                                           Accumulated     Net Book
                               Cost        Amortization    Value
                            ----------------------------------------

Land                        $  228,613     $     --       $  228,613
Buildings                      449,530        228,966        220,564
Seawater piping and tanks      470,942        267,401        203,541
Boats and Barge                284,128        112,272        171,856
Field equipment              1,112,886        699,725        413,161
Office equipment                13,748         12,373          1,375
Vehicles                        36,413         33,228          3,185
Computer equipment              11,848          4,587          7,261
                            ----------------------------------------
                            $2,608,108     $1,358,552     $1,249,556


Depreciation expenses for the nine months ended May 31, 2006 and 2005 were $90,003 and $51,220.

NOTE 4.  INVESTMENTS IN OTHER ASSETS (TENURES)

We carry our investment in other assets (tenures) at $3,629 at May 31, 2006. This amount represents the carrying costs of certain shellfish tenures acquired by our wholly-owned subsidiary Island Scallops Ltd. Shellfish tenures are government-granted rights allowing limited use of offshore waters for the purposes of cultivation of shellfish. The granting of shellfish tenure rights are the responsibility of the Provincial (British Columbia) Government and not the Canadian Federal Government. As such, the government assistance that we receive via loan agreement with various Federal Agencies has no effect on our ability to renew and/or modify these tenure agreements. One tenure has an expiration date of July 10, 2021. Other shellfish tenures that we and our subsidiaries hold have expiration dates ranging from 2021 to 2024.

These tenures are considered to have an indefinite useful life because renewal on expiration is anticipated, and therefore are not subject to amortization.

NOTE 5.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Included in accounts payable and accrued liabilities are balances outstanding related to credit cards held in the name of the shareholder totaling $10,298 at May 31, 2006. We used these credit cards as a means of short term financing and incur interest charges on such unpaid balances.

Included in accounts payable and accrued liabilities at May 31, 2006 is an amount of $119,622 related to deposits paid by two third parties in respect to an agreement to purchase geoduck seed from us (for additional information see
Note 9 - Contingent Liabilities).

Included in accounts payable and accrued liabilities at May 31, 2006 is an amount of $3,683 related to interest accrued in respect to the loan from the National Research Council of Canada Industrial Research Assistance Program (see
Note 8 - Long Term Debt for additional information).

Other accounts payable and accrued liabilities at May 31, 2006 carry a balance of $178,739.

As a result, at May 31, 2006, we had accounts payable and accrued liabilities balance of $312,342.

NOTE 6.  SHORT TERM DEBT

Included in short-term debt is a loan with an authorized limit of $1,451,510 secured by our assets, including a mortgage charge in the amount of $1,451,510 on our land and building, and by a personal guarantee of Robert Saunders, our Chairman, President and CEO, and former sole shareholder of Island Scallops. The note bears interest at a rate of 1% per month, payable monthly, and is due June 30, 2006. As of May 31, 2006, the entire authorized limit of $1,451,510 had been lent to Island Scallops. In addition, Island Scallops was currently in arrears on interest payment for $14,785. As a result, the debt is carried as $1,466,295 of short term debt on the balance sheet.

Included in short-term debt is Island Scallop's mortgage loan repayable at $1,918 per month including interest calculated at the greater of 10% and (Canadian) prime plus 6%. The loan, which is due on April 1, 2007, is secured by a second charge on the real property of Island Scallops. At May 31, 2006, the principal due is $194,314.

Included in short-term debt is a non-interest bearing loan to Island Scallops from Industry Science and Technology Canada requiring repayment equal to 0.5% of Island Scallops' gross scallop sales for each preceding year, which is due January 1, 2007. If at the due date we have not generated sufficient revenues to be required to repay the original amount of $165,814, the remaining portion of the loan is to be forgiven. Amounts currently due bear interest based on the published rates of 90 day (Canadian) treasury bills.

Included in short-term debt at May 31, 2006 is estimated royalties of $60,378 payable to a third party from whom the former sole shareholder of Island Scallops originally acquired the shares of Island Scallops. The 1992 share purchase agreement (for Island Scallops) provided that the third party was to receive from us 3% of our revenues as earned, on a quarterly basis, throughout the period from December 1, 1992 to November 30, 2002. The third party holds a first charge (or first lien) over our inventory (including broodstock) in the amount of $317,518 in support of its royalty entitlement. The third party has not taken further action to enforce payment of the arrears liability. To date, we have accrued the entire balance of $60,738 as short term debt and we plan to pay it with available funds in the near future.

Included in short-term notes debt at May 31, 2006 is an unsecured non-interest bearing demand loan from an individual with a face value of $45,510 and no specific terms of repayment. However, the lender has informally requested that the loan be repaid in full by October 6, 2008.

As a result, at May 31, 2006, we had $1,932,311 of short-term notes.

NOTE 7. LONG TERM DEBT

These consolidated financial statements include a Western Diversification Program non-interest bearing loan to Island Scallops that requires repayment equal to 12% of gross revenues from our scallop sales, payable semi-annually, with no specified due date. At May 31, 2006 as Island Scallops is approximately $173,000 in arrears in respect to the payment of these amounts, the full principal balance of $614,437 is reflected as a current liability as current portion of long-term debt. Our management is seeking to renegotiate terms of repayment of this debt.

These consolidated financial statements include Island Scallops' unsecured non-interest bearing loan from the National Research Council of Canada
Industrial Research Assistance Program which requires quarterly payments commencing March 1, 2003 equal to 3% of gross black cod revenues of the Island Scallops until the earlier of full repayment or December 1, 2012. The amount repayable is up to 150% of the original advance of $399,732, if repayment is before December 1, 2007. If at December 1, 2012, Island Scallops has not earned sufficient revenues required to repay the original loan amount, the remaining portion of the loan is to be forgiven. The $39,917 currently due at May 31, 2006 bears interest at a rate of 1% per month. At May 31, 2006, Island Scallops is in arrears in respect to the payment of these amounts, the full principal balance of $399,732 is reflected as a current liability as current portion of long-term debt.

These consolidated financial statements include two bank loans for Island Scallops. The first bank loan is repayable at $1,134 per month, plus interest calculated at the floating base rate of the Business Development Bank of Canada plus 1.5% annum, is due February 23, 2009, and is secured by a General Security Agreement over Island Scallops' assets , a mortgage charge on Island Scallop's real property and a personal guarantee of $45,360 by our Chairman, President and CEO, and former sole shareholder of Island Scallops. At May 31, 2006, the principal due is $37,422. The second bank loan is repayable at $472 per month plus interest calculated at (Canadian) prime plus 3% per annum, is unsecured and is due October 23, 2007. At February 28, 2006, the principal due is $7,837.

As a result, at May 31, 2006, we had $1,059,428 of long-term debt less a current portion of $1,014,169 for a balance of $45,259.

NOTE 8.  WARRANT LIABILITIES


The warrants that each investor received as a result of our April 12 and May 30 Preferred Stock Financing (see Note 11 Preferred Stock Financing for additional details) contained a cashless exercise provision that becomes effective if our registration statement (that we are required to file under the registration rights agreement) is not declared effective one-year after the initial issue date of each warrant. As such and in accordance with the accounting guidelines under SFAS No. 133, we valued the warrants as a derivative financial instrument and the corresponding liabilities were entered onto our consolidated balance sheet, measured at fair value. The Company determined the fair value of the warrants as follows as of April 12, 2006 and May 30, 2006 (the issuance date):

The Company used the Black Scholes option-pricing model with the following assumptions: an expected life equal to the contractual term of the warrants (one, three or five), underlying stock price of $1.10 (at April 12) and $1.40 (at May 30), no dividends; a risk free rate of 4.91%, 4.90% and 4.91%, which equals the one, three and five-year yield on Treasury bonds at constant (or fixed) maturity (for those warrants issued on April 12) and a risk free rate of 4.99%, which equals three and five-year yield on Treasury bonds at constant (or fixed) maturity (for those warrants issued on May 30); and volatility of 97%. Under the assumptions, the Black-Scholes option pricing model yielded an aggregate value of approximately $11,569,000 with a current portion of approximately 1,240,000.

The Company performed the same calculations as of May 31, 2006, to revalue the warrants as of that date. In using the Black Scholes option-pricing model, the Company used an underlying stock price of $1.40 per share; no dividends; a risk free rate of 5.07%, 5.03% and 5.04%, which equals the one, three and five-year yield on Treasury bonds at constant (or fixed); and maturity volatility of 97%. The resulting aggregate allocated value of the warrants as of May 31 2006 equaled approximately $14,094,000. The change in fair value of approximately

$2,525,000 (with a current portion of roughly $518,000) was recorded for the period ended May 31, 2006.

Upon the earlier of the warrant exercise or the expiration date, the warrant liability will be reclassified into shareholders' equity. Until that time, the warrant liability will be recorded at fair value based on the methodology described above. Liquidated damages under the registration rights agreement will be expensed as incurred and will be included in operating expenses.


NOTE 9.  CONTINGENT LIABILITIES

Island Scallops entered into an Agreement in the 1998 year with two parties, under which Island Scallops was to produce and sell geoduck seed to the two parties. Island Scallops received advance payments from each of the two parties in the 2002 year of approximately $64,140 and recognized related revenue of $43,705 in respect to seed delivered in the 2002 year. The balance of the deposits received (advance payments), net of sales, totaling $119,622, is included in accounts payable and accrued liabilities.

The position of Management is that the two parties violated the terms of the agreement, such that we are entitled to retain the balance of the deposits. Per the terms of the original agreement, Island Scallop was entitled to make up any shortfall in the product produced in the following year. Although product was available and offered by Island Scallops in the following year, the two parties refused to honor the terms of the agreement and would not accept the product (to make up the shortfall) in the following year.

As of May 31, 2006, one of the two parties had made claims that we owed to it amounts totaling $89,417. This particular party believed that the agreement required Island Scallops to deliver the product in year one and did not allow Island Scallops to make up any shortfall with product produced in the following year. The balance included in accounts payable and accrued liabilities related to this party is $34,899.

Any additional liability to us, or any reduction of the currently recognized liability, in respect to these deposits will be recorded at the time a conclusion to this matter can be determined.

Neither we nor our wholly owned subsidiary maintain insurance in respect to replacement of its inventory. Consequently, we are exposed to financial losses or failure as a result of this risk.

NOTE 10.  STOCK-COMPENSATION EXPENSE

In October 2005, we engaged Aurelius Consulting to provide marketing and investor relations services. The initial term of the agreement is one year. Aurelius is entitled to receive 25,000 shares of our restricted common stock per quarter during the term of its agreement, in consideration for their services. The shares were valued at $1.45 per share, the closing bid price for shares of our common stock on the date of the contract. Therefore, the total aggregate value of the transaction recognized by the Company in the first quarter of 2006 was $145,000.

At October 21, 2005 and November 11, 2005, our board approved the issuing a total of 25,000 shares of the Company's common stock to The Shemano Group, LLC for preparing a research report for the Company. The shares were valued at $1.50 per share, the closing market bid of our common stock on the date of the resolution. Therefore, the total aggregate value of the transaction recognized by the Company in the first quarter of 2006 was $37,500.

On January 31, 2006, we issued 400,000 shares of our restricted common stock to World Wide Mortgage as consideration for agreeing to extend the due date to April 15, 2006 for us to repay our CDN $1,500,000 loan pursuant to the bridge loan agreement dated November 9, 2004 and amended on April 15, 2005 between us and World Wide. The shares have piggy-back registration rights that require us to register the shares in our next registration statement. The shares were valued at $1.30 per share, the closing bid price for shares of our common stock on the date we issued the shares. Therefore, the total aggregate value of the transaction is $520,000 which was recorded as other expense.

Stock Options

In August 2005, our Board of Directors approved the "Edgewater Foods International 2005 Equity Incentive Plan." The Board of Directors reserved 5,000,000 shares of our common stock to be issued in the form of incentive and/or non-qualified stock options for employees, directors and consultants to Edgewater. As of May 31, 2006, our Board of Directors had authorized the issuance of 282,000 options to employees.

Stock option activity during the nine month period ending May 31, 2006 was as follows:

                                                             Weighted
                                           Number of          Average
                                            Shares          Exercise Price
                                         ---------------------------------
Outstanding, August 31, 2005                    282,000    $         1.50
    Granted                                          --                --
    Exercised                                        --                --
    Forfeited                                        --                --
    Expired                                          --                --
                                         ---------------------------------
Outstanding, May 31, 2006                       282,000    $         1.50
                                         =================================
Exercisable, May 31, 2006                       282,000    $          1.50
                                         =================================

At May 31, 2006, 62,000 of the outstanding options expire in August 2010 with the remaining balance of 220,000 having an expiration date of August 2015.

NOTE 11.  PREFERRED STOCK FINANCING

On April 12, 2006, we completed a private equity financing of $1,062,000 with two accredited investors. Net proceeds from the financing were approximately $952,000. We issued 1,888,000 shares of our Series A Preferred Stock, par value $0.001 per share and stated value of $0.75 per share, at a purchase price of $0.5625 per share. Each investor also received one of each of the following warrants: (i) Series A Warrant, (ii) Series B Warrant, (iii) Series C Warrant,
(iv) Series D Warrant, (v) Series J Warrant, (vi) Series E Warrant, (vii) Series F Warrant, (viii) Series G Warrant, and (ix) Series H Warrant, each to purchase a number of shares of common stock equal to 50% of the number of Series A Preferred Stock purchased, except for the Series J Warrants, which entitled the investor to purchase a number of shares of common stock equal to 100% of the number of shares of Series A Preferred Stock purchased. We issued a total of 9,440,000 Warrants. Each of the Warrants has a term of 5 years, except for the Series J Warrants, which have a term of 1 year.

In connection with the April 12, 2006 financing, we paid cash compensation to a placement consultant in the amount of $84,960 and issued him 188,800 warrants. Each of the placement consultant's warrants allow him to purchase one share of our Series A Preferred Stock, and one half of each of the Series A-I Warrants and one Series J warrant. Each of the placement consultant's warrants to purchase the securities described above is exercisable at a price of $0.5625 per warrant, for a period of three years.

On May 30, 2006, we completed another round of private equity financing of $1,500,000 with one accredited investor pursuant to a Series A Convertible Preferred Stock Purchase Agreement. Net proceeds from this financing were approximately $1,380,000. We issued 2,000,000 shares of our Series A Preferred Stock, stated value of $0.75per share, at a purchase price of $0.75 per share and the investor also received one of each of the following warrants: (i) Series A Warrant, (ii) Series B Warrant, (iii) Series C Warrant, and (iv) Series D Warrant, each to purchase a 1,000,000 shares of Common Stock; therefore, we issued a total of 4,000,000 Warrants. Each of the Warrants has a term of 5 years and is identical to the Series A-D Warrants we issued to investors pursuant to the financing we closed on April 12, 2006 as disclosed in our Current Report on Form 8-K filed on April 14, 2006. Each share of the Series A Preferred Stock is convertible into one fully paid and nonassessable share of our common stock. Pursuant to the Purchase Agreement, the investor was committed to purchase an additional $2,400,000 of our Series A Preferred Stock in subsequent closings to be completed no later than June 30, 2006.

In connection with the May 30, 2006 financing, we paid cash compensation to a placement consultant in the amount of $120,000 and issued him 200,000 warrants. Each of the placement consultant's warrants allow him to purchase one share of our Series A preferred stock, and one half of each of the Series A-D Warrants. Each of the placement consultant's warrants to purchase the securities described above is exercisable at a price of $0.75 per warrant, for a period of 3 years.

NOTE 12.  GOING CONCERN

Prior to the completion of our Preferred Stock Financing (see Note 11 for additional details), our working capital had been primarily financed with various forms of debt. We have suffered operating losses since inception in our efforts to establish and execute our business strategy. As of May 31, 2006 we had a cash balance of approximately $1,370,000. Although management believes that we have adequate funds to maintain our business operations into the next fiscal year and until we become cash flow positive, we are likely to continue to suffer operational losses until the first quarter of our 2007 fiscal year. Until our operations are able to demonstrate and maintain positive cash flows, we may require additional working capital to fund our ongoing operations and execute our business strategy. If we are unable to raise such capital, if it is required, it could raise substantial doubt about our ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to generate sufficient cash flows to meet our obligations on a timely basis and ultimately to attain profitability. Our Management intends to obtain working capital through operations and to seek additional funding through debt and equity offerings to help fund our operations as we expand. There is no assurance that we will be successful in our efforts to raise additional working capital or achieve profitable operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 13.  SUBSEQUENT EVENTS

On June 30, 2006 and July 11, 2006, we completed two final rounds of private equity financing, accepting subscriptions in the aggregate amount of $2,840,000 from nine institutional and accredited investors pursuant to the May 30, 2006 Series A Convertible Preferred Stock Purchase. On June 30, 2006 and July 11, 2006, we entered into separate Joinder Agreements to each of the Series A Convertible Preferred Stock Purchase Agreement and the Registration Rights Agreement, each dated as of May 30, 2006, with each of the new investors which added such investors as additional parties to the May 30, 2006 financing
documents.   Net  cash  proceeds  from  these  two  rounds  were   approximately
$2,659,000. Pursuant to these round two final financings, we issued a total of 3,786,666 shares of our Series A Preferred Stock, stated value of $0.75 per share, at a purchase price of $0.75 per share and each investor also received one of each of the following warrants: (i) Series A Warrant, (ii) Series B Warrant, (iii) Series C Warrant, and (iv) Series D Warrant, each to purchase 1,893,338 shares of Common Stock ; therefore, we issued a total of 7,573,352 Warrants in these two final rounds of financing. Each of the Warrants has a term of 5 years and is identical to the Series A-D Warrants we issued to investors pursuant to the financings we closed on April 12, 2006 and May 30, 2006. Each share of the Series A Preferred Stock is convertible into one fully paid and nonassessable share of our common stock.

In connection with the June 30, 2006 and July 11, 2006 financing, we paid a total placement consultant fee of $217,000. The placement consultant received $160,000 of his fee in securities (as described below) and $57,000 in cash. As a result, we issued the placement consultant 213,333 shares of our Series A Preferred Stock, and one of each of the A-D Warrants, each to purchase 106,667 shares of our Common Stock. The A-D Warrants issued to the placement consultant are identical to the Series A-D Warrants we issued to the investors as described above.

We used a portion of the proceeds of the above referenced private equity financings to repay the entire balance of short-term loan with an authorized limit of $1,451,510 secured by our assets, including a mortgage charge in the amount of $1,451,510 on land and building of the Company, and by a personal guarantee of Robert Saunders, our Chairman, President and CEO, and former sole shareholder of Island Scallops. (For additional information on this note, please see Note 7 - Short Term Debt above)

On June 30, we issued 22,860 shares of common stock to the two accredited investors of our April 12 and May 30, 2006 financings as payment of the semi-annual dividend per the terms of the Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock.

ITEM 2
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The following discussion should be read in conjunction with our financial statements and the notes thereto which appear elsewhere in this report. The results shown herein are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve uncertainties. Actual results and the timing of events could differ materially from the forward-looking statements as a result of a number of factors. Readers should also carefully review factors set forth in other reports or documents that we file from time to time with the Securities and Exchange Commission.

OVERVIEW

In the second quarter of 2006, we started harvesting our 2004 year class of scallops and began inspecting our 2005 year class of scallops as we prepare to begin moving these scallops to their final grow-out stage in the second half of 2006. We refer to the year-class of scallops based on when the scallops were spawned. Generally, the harvest occurs approximately 22 to 24 months after spawning of the scallops. Originally, we planned to ear-hang our entire 2005 scallop crop, but after inspection of growth rates of the 2004 ear-hung crops and an analysis of labor costs of ear-hanging versus the cost of additional nets we decided to use nets for the final grow-out stage of the 2005 crop.

The 2005 year-class scallops are currently maturing in our tenured growing sites and joint venture locations. We are currently preparing our farm sites for the transfer of these scallops to their final stage large grow-out nets. This transfer will be completed during the summer of 2006 and we anticipate commencing harvesting up to approximately four million 2005 year-class scallops during April of 2007. The 2006 year-class scallop spawning season commenced in March of 2006 and was completed in April 2006. The scallop brood-stock conditioning for these spawning began in mid-December 2005. We expect to begin harvesting the 2006 year-class scallops during the Spring of 2008, however, we could begin harvesting portions of the class sooner if mortality rates (at various points of the growth cycle) are significantly better than our current projection or if growth rates are substantially higher. We anticipate that of the over 350 million larvae that were spawned, at least 10 million scallops could reach full maturity and thus be harvested. The use of DNA based family analysis started in 2005 will continue through 2006, with the goal of breeding high meat yield scallops.

As a result of the above, we believe that the 2005 scallop-class will produce at least $5.5 million of revenue over a twelve month period beginning in April of 2007. We anticipate that the harvest of our 2006 scallop class will eventually result in total revenue of at least $14.0 million over the twelve month period beginning in April 2008. If our mortality rates are better than our current projections, our revenues from the 2005 and 2006 scallop class could be higher, however, conversely if our mortality rates are worse than we anticipate our revenues for this period could be lower than we anticipate. In the near term, the sales of the remainder of our 2004 scallop class between October 2006 and March 2007 are expected to produce more the $1.0 million of revenue. Additionally, we plan on generating additional revenues via the sale of scallop and possibly other shellfish seed.


COMPARISON OF RESULTS FOR THE THREE MONTHS AND NINE MONTHS ENDED MAY 31, 2006 TO THE THREE AND SIX MONTHS ENDED MAY 31, 2005.

Revenues. Revenues for the three months ended May 31, 2006, were approximately $133,000. We had revenues of approximately $35,000 for the three months ended May 31, 2005. This is an increase of approximately $98,000 or 280%. Revenues for the nine months ended May 31, 2006 were approximately $437,000 as compare to $308,000 for the nine months ended May 31, 2005. This was an increase of approximately $129,000 or 42%. For the three and nine month periods ended May 31, 2006 and 2005, the majority of our revenue resulted from the sale of scallops. The slight increase in our revenue from 2005 to 2006 was due to the increased emphasis on the development and production of larger scallops crops in 2005 and continuing into 2006 as opposed to our prior emphasis on selling our scallops earlier in the growth cycle to generate working capital. Management believes that this emphasis on the development and production of larger scallop crops has positioned the company for revenue growth and that our continued emphasis on expansion of future crops should yield a significant increase in revenues in first part of 2007 and beyond.

Gross profit (loss). Gross loss for the three months ended May 31, 2006, was approximately $37,000, an increase of approximately $43,000 as compared to gross profit of roughly $6,000, for the three months ended May 31, 2005. For the nine months ended May 31, 2006, gross loss was approximately $39,000 as compared to a gross profit of $20,000 for the nine months ended May 31, 2005. The increase in the amount of gross loss for the three and nine months ended May 31, 2006 was mainly attributable to management's decision to focus on the expansion and development of larger scallop crops and larger scallop yields for the crop year 2005 and 2006. As a result, we expended a larger portion of our resources on the maintaining, developing and tending our scallop crops in 2005 and 2006 and are only beginning to see the benefits of our efforts in developing larger and profits.

General and administrative. General and administrative expenses for the three months ended May 31, 2006, were approximately $286,000. Our general and administrative expenses were approximately $51,000 for the three months ended May 31, 2005. This is an increase of approximately $235,000. General and administrative expenses for the nine months ended May 31, 2006, were approximately $394,000. Our general and administrative expenses were approximately $123,000 for the nine months ended May 31, 2005. This is an increase of approximately $271,000. Our general and administrative expenses for the three and nine months ended May 31, 2006 were attributable to costs associated with establishing, building, and supporting our infrastructure and included various consulting costs, legal and accounting fees, compensation paid as result of our recent financing, overhead, realized stock compensation and salaries. We anticipate that these costs will rise as we continue to expand our operations.

Stock compensation expense. During the three months ended May 31, 2006, our Board of Directors did not authorize the issuance of shares of our restricted common stock for compensation. As a result, we did not incur any stock compensation expense for the three months ended May 31, 2006.

We did have an expense of approximately $183,00 during the three months ended November 30, 2005. The expense was for two consulting groups who would provide services to us. As such, we incurred a stock compensation expense of approximately $183,000 for the nine months ended May 31, 2006.

Other income (expense), net. Interest expense for the three months ended May 31, 2006 was approximately $54,000. For the three months ended May 31, 2005, we had interest expense of roughly $50,000. Other income for the three months ended May 31, 2006 was approximately $13,000 as opposed to no other income for the three months ended May 31, 2005. The Company recognized a loss of approximately $2,525,000 which was related to the change in the fair value of warrants issued to three accredited investors in conjunction with preferred stock financings on April 12 and May 30 and the market price of the common stock underlying such warrants at May 31, 2006 No such loss was recorded for the three months ended May 31, 2005. As a result, other expense for the three months ended May 31, 2006 was approximately $2,566,000 as compared to other expense of approximately $50,000 for the three months ended May 31, 2005. This increase was primarily attributed to loss associated with the change in fair value of the recently issued warrants.

Interest expense for the nine months ended May 31, 2006 was approximately $160,000. For the nine months ended May 31, 2005, we had interest expense of roughly $51,000. The Company recognized a loss of approximately $2,525,000 which was related to the change in the fair value of warrants issued to three accredited investors in conjunction with preferred stock financings on April 12 and May 30 and the market price of the common stock underlying such warrants at May 31, 2006 No such loss was recorded for the nine months ended May 31, 2005. Other expense for the nine months ended May 31, 2006 was approximately $501,000 as opposed to no other expense for the nine months ended May 31, 2005. As a result, other expense for the nine months ended May 31, 2006 was approximately $3,186,000 as compared to other expense of approximately $51,000 for the nine months ended May, 2006. This is an increase of more than $3,100,000 is primarily attributed to loss associated with the change in fair value of the recently issued warrants and other expense related to the issuance of 400,000 shares of restricted stock (requiring us to incur non-cash expenses for the issuance of stock of approximately $520,000) to one group in consideration for the extension of the due date on a share term loan to Island Scallops and expenses related to the expansion of our scallop crops and interest expenses related to this term loan.

Net profit (loss). As a result of the above, the net loss for the three and nine months ended May 31, 2006, was approximately $2,929,000 and $3,919,000 as compared to a net loss of approximately $114,000 and $209,000 for the three and nine months ended May 31, 2005. The majority on the increases to the net loss can be attributed to the loss associated with the change in fair value of the recently issued warrants.


Liquidity and Cash Resources. At May 31, 2006 we had a cash balance of approximately $1,372,000. During the three months ended May 31, 2006 we completed two private equity financings that resulted in net proceeds of approximately $2,332,000. These financings contain warrants which if fully exercised could raise approximately an additional $20,470,000. Prior to the three months ended May 31, 2006, our recent expansion had been largely funded by a short term note with a maximum limit of approximately $1,451,000. Previously, we have also relied on short term loans from certain shareholders to assist with our working capital needs and to meet short term cash requirements. We used a portion of our recent private equity financing to repay these short term loans and as a result we will be able to deploy the bulk of the proceeds from our financing toward our business strategy.



ITEM 3.  CONTROLS AND PROCEDURES


(a) Evaluation of disclosure controls and procedures

         We maintain controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission. Based upon their evaluation of those controls and procedures performed as of the end of the period covered by this report, our chief executive officer and principal financial officer concluded that our disclosure controls and procedures were effective.

(b) Changes in internal controls

         There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

                           PART II - OTHER INFORMATION



ITEM 1.   LEGAL PROCEEDINGS

In 1998 Island Scallops entered into an agreement with two purchasers, pursuant to which Island Scallops was to produce and sell geoduck seed to the two purchasers. Island Scallops received advance payments from each of the two purchasers in 2002 totaling approximately $64,140. As a result of breaches of the purchase agreements by the purchasers, it is our position that we may retain any unused portion of these advance payments.

As of August 31, 2004, one of the two purchasers had claimed that Island Scallops owed it amounts totaling $85,888. Since it is our position that the purchasers breached their agreements with Island Scallops, we have no intention of seeking a settlement of this matter at this time. We are unaware of any formal proceedings that may have been commenced by either of these two purchasers in regard to any claims that they may have.

Other than as set forth herein, we are not a party to any material legal proceeding and to our knowledge, no such proceeding is currently contemplated or pending.


ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS


(a)      Unregistered Sales of Equity Securities

Information with respect to unregistered sales of equity securities was previously filed on our current report on Form 8-K filed with the Securities and Exchange Commission on May 30, 2006.

(b) Not Applicable.

(c) Not Applicable.

(d) Not Applicable.


ITEM 3. DEFAULTS UPON SENIOR SECURITIES

(a) Not Applicable.

(b) Not Applicable.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         Not applicable.

ITEM 5. OTHER INFORMATION

(a) During the quarter ended May 31, 2006, we did not submit any matters to a vote of our security holders. However, on July 16, 2006, our Board of Directors approved increasing our authorized capital by 50,000,000 shares of common stock, for a total of 100,000,000 shares of common stock, and amending our articles of incorporation accordingly. A majority of our shareholders (67.87%) also approved, by written consent, these same actions on July 16, 2006. A copy of our articles of incorporation, as amended is attached hereto as exhibit 3.1.

(b)      Not applicable.

ITEM 6.  EXHIBITS

(a) The following exhibits are filed as part of this report.

         Exhibit No.         Document
           3.1               Articles of Incorporation, as amended.

          31.1 Certification of Chief Executive Officer and Acting Chief Financial Officer required by Rule 13a-14/15d-14(a) under the Exchange Act

           32.1 Certification of Chief Executive Officer and Acting Chief Financial Officer pursuant to 18 U.S.C.
                             Section 1350, as adopted pursuant   to Section
                             906 of the Sarbanes-Oxley Act of 2002.



                                   SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:                                  EDGEWATER FOODS INTERNATIONAL, INC.

                                          By:

                                      /s/ Robert Saunders
                                          ------------------------
                                          Robert Saunders,
                                          Chief Executive Officer

                                          By:

                                      /s/ Michael Boswell
                                          ------------------------
                                          Michael Boswell,
                                          Acting Chief Accounting Officer

                                                                    Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, Robert Saunders certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Edgewater Foods International, Inc.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

          a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          b. Designed such internal control over financial reporting, or caused such internal control to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

          c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

          a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

          b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:


/s/  Robert Saunders
-----------------------
Robert Saunders
Chief Executive Officer

CERTIFICATION OF ACTING CHIEF FINANCIAL OFFICER

I, Michael Boswell certify that:

1. I have reviewed this quarterly report on Form 10-QSB of Edgewater Foods International, Inc.

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

          e. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

          f. Designed such internal control over financial reporting, or caused such internal control to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

          g. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          h. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

          c. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

d. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date:


/s/  Michael Bosell
-------------------------------
Michael Boswell
Acting Chief Accounting Officer

                                                                    Exhibit 32.1

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Quarterly Report of Edgewater Foods International, Inc. (the "Company") on Form 10-QSB for the period ending May 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report'), I, Robert Saunders, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.


Date:


/s/  Robert Saunders
-----------------------
Robert Saunders,
Chief Executive Officer

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


In connection with the Quarterly Report of Edgewater Foods International, Inc. (the "Company") on Form 10-QSB for the period ending May 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report'), I, Michael Boswell, Acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2)The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.


Date:


/s/  Michael Boswell
-------------------------------
Michael Boswell,
Acting Chief Accounting Officer

                    CURRENT REPORT FOR ISSUERS SUBJECT TO THE
                         1934 ACT REPORTING REQUIREMENTS

                                   FORM 8-K/A

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 CURRENT REPORT

         Pursuant to Section 13 or 15(d) of the Securities Exchange Act

                                 August 15, 2005
                                 Date of Report
                        (Date of Earliest Event Reported)

                       Edgewater Foods International, Inc.
             (Exact name of registrant as specified in its charter)

          Nevada
(State or other jurisdiction    (Commission  File Number)   (IRS Employer of
 incorporation)                                              Identification No.)

                              5552 WEST ISLAND HWY
                QUALICUM BEACH, BRITISH COLUMBIA, CANADA. V9K 2C8
               (Address of principal executive offices (zip code))

                                  (250)757-9811
              (Registrant's telephone number, including area code)

                                5031 GORDON SMITH
                              ROWLETT, TEXAS 75088
                               (Previous Address)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a - 12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13d-4(c))

We are filing this amendment to our Current Report on Form 8-K dated August 15, 2005 to include certain financial information required by Item 9.01(b) that was not included in the August 15, 2005 8-K.

We previously filed our Current Report on Form 8-K, dated August 15, 2005, without certain financial information required by Item 9.01 (b) on such Form 8-K. We hereby amend the Current Report on Form 8-K to file such financial information. Item 9.01 of the Report dated August 15, 2005, is hereby amend to read as follows:


SECTION 9 - FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01:  Financial Statements and Exhibits
---------------------------------------------

(a) Financial statements of business acquired

     The Audited Financial Statements for Island Scallops, Ltd as of August 31, 2004 and 2003, and for the years ended August 31, 2004 and 2003 are included following this Item 9.01(a).*

     The Unaudited Financial Statements for Island Scallops, Ltd. as of May 31, 2005 and for the nine months ended May 31, 2005 and 2004 are included following this Item 9.01 (a).*

     * Previously filed on Form 8-K dated August 15, 2005.

(b) Pro Forma financial information

     The Unaudited Pro Forma Financial information of Island Scallops, Ltd (Edgewater Foods International) and Heritage Management Corporation for the period ended May 31, 2005 and June 30, 2005, respectively, related to the acquisition of Island Scallops, Ltd (Edgewater Foods International) are included following this item 9.01 (b).


PRO FORMA COMBINING FINANCIAL STATEMENTS


The following pro forma balance sheet has been derived from the balance sheet of Heritage Management, Inc. at June 30, 2005 and adjusts such information to give the effect to the acquisition of Edgewater Foods International (Island Scallops, Ltd.) as if the acquisition had occurred at May 31, 2005. The pro forma balance sheet and income statement is presented for informational purposes only and does not purport to be indicative of the financial condition that would have resulted if the acquisition had been consummated at May 31, 2005.



PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited)
(Expressed in US Dollars)


                                                                       Heritage
                                                       Island         Management,
                                                    Scallops Ltd          Inc.    Adjustments           Proforma
                                                      May 31,           June 30,
                                                       2005              2005
                                                    (unaudited)       (unaudited)
                                                     ------------------------------------------------------------

ASSETS

Current assets:


    Cash                                              $   28,715   $    1,612   $   (1,612)       A   $    28,715

    Accounts receivable,                                   9,385         --           --                    9,385

    Loans receivable                                        --         10,000      (10,000)       A          --

    Inventory                                            237,371         --           --                  237,371

    Prepaid expenses                                       9,123         --           --                    9,123

    Advances and other current assets                       --         93,121      (93,121)       A          --
                                                     --------------------------------------            ----------



      Total current assets                               284,595      104,733     (104,733)               284,595

Property, plant and equipment                            909,023       18,909      (18,909)       A       909,023

Loans receivable                                          19,051       14,000      (14,000)       A        19,051

Investments in tenures                                     3,197         --           --                    3,197
                                                     --------------------------------------            ----------


Total assets                                          $1,215,865   $  137,642   $ (137,642)            $1,215,865
                                                     ======================================            ==========


LIABILITIES

Current Liabilities:


    Checks issued in excess of funds on deposit       $     --     $     --     $     --              $      --

    Bank indebtedness                                       --           --           --                     --

    Accounts payable and accrued liabilities             416,901        8,939       (8,939)       A       416,901

    Short term debt                                      679,480         --           --                  679,480

    Due to shareholder                                 3,107,412         --           --                3,107,412

    Current portion of long term debt                    948,811        6,018       (6,018)       A       948,811
                                                     --------------------------------------           -----------





    Total Current Liabilities                          5,152,604       14,957      (14,957)           $ 5,152,604

Long term debt                                           321,164       12,559      (12,559)       A       321,164
                                                     --------------------------------------           -----------


    Total Liabilities                                  5,473,768       27,516      (27,516)           $ 5,473,768

    SHARE CAPITAL AND DEFICIT

Stockholders' Equity

    Common stock                                               1        3,885       (2,300)       B        11,885

                                                                                    10,299        C

    Additional paid in capital                              --        174,965     (174,965)       A       (11,884)

                                                                                    (1,585)       B

    Accumulated Deficit                              $(4,200,130)     (68,724)      68,724            $(4,200,130)


    Accumulated other comprehensive income           $   (57,774)                                     $   (57,774)
                                                     --------------------------------------           -----------


    Total Stockholders' Equity                       $(4,257,903)     110,126     (110,126)            (4,257,903)


    Total Liabilities and Stockholders' Equity       $ 1,215,865      137,642     (137,642)           $ 1,215,865
                                                     ======================================           ===========





UNAUDITED NOTES TO PRO FORMA COMBINING FINANCIAL STATEMENTS

On August 15, 2005, Heritage Management, Inc. ("Heritage"), a public sheet company as that term is defined in Rule 12b-2 of the Exchange Act, established under the laws of Nevada on June 12, 2000, completed a Share Exchange (the "Share Exchange") with Edgewater Foods International, Inc., the parent company of Island Scallops Ltd. an aquaculture company located in Vancouver Island, British Columbia. As a result of the Share Exchange, Edgewater Foods International became our wholly owned subsidiary. The shareholders of Edgewater now own the majority (92.30%) of our voting stock. To accomplish the Share Exchange, we issued an aggregate of 19,000,000 shares of our Common Stock on a one to one ratio in exchange for all of the issued and outstanding capital stock of Edgewater from the shareholders of Edgewater. The shares issued to the Edgewater Shareholders were issued to 17 accredited investors pursuant to a claim of exemption under Section 4(2) of the Securities Act of 1933, as amended for issuances not involving a public offering. Additionally, as a condition of the Share Exchange, E. Lee Murdoch, our controlling shareholder prior to the Share Exchange, agreed to cancel 2,300,000 shares of our Common Stock upon close of the Share Exchange. Pursuant to the Share Exchange Agreement, E. Lee Murdoch resigned as a Director of Heritage. The Share Exchange did not require the approval of our shareholders.


The transaction was regarded as a reverse merger whereby Edgewater Foods International was considered to be the accounting acquirer as it retained control of Heritage after the exchange.

All amounts of Heritage were reversed to net assets assumed by Edgewater Foods International, Inc. in the reverse merger were $0.


On June 29, 2005, Edgewater Foods International, Inc., a private holding company established under the laws of Nevada in order to acquire assets in the aquaculture industry, issued 10,300,000 shares of common stock tin exchange for 100% equity interest in Island Scallops, Ltd. As a result of the share exchange, Island Scallops, Ltd. become the wholly own subsidiary of Edgewater Foods International, Inc. As a result, the shareholders of Island Scallops owned a majority (54.21%) of the voting stock of Edgewater Foods International. The transaction was regarded as a reverse merger whereby Island Scallops was considered to be the accounting acquirer as its shareholders retained control of Edgewater Foods after the exchange, although Edgewater is the legal parent company. The share exchange was treated as a recapitalization of Edgewater. As such, Island Scallops (and its historical financial statements) is the continuing entity for financial reporting purposes.


The preceding unaudited pro forma combined balance sheet represents the combined financial position of Edgewater Foods International as of May 31, 2005 as if the reverse merger acquisition occurred on May 31, 2005.

Since the net assets and liabilities assumed by Edgewater Foods International in the reverse merger were $0, the pro forma combining income statement would not be meaningful. As such, pro forma financial statements for the reverse acquisition of Edgewater by Heritage would simply present the pro forma income statement of Edgewater after the results of operations for Heritage are adjusted to zero and the weighted average shares outstanding are adjusted for the total shares outstanding of Heritage (as described) prior to the acquisition and resulting in 11,885,400 basic and diluted weighted average shares outstanding. As such and per the provision set forth in Rule 11-02(b)(1) of Regulation S-X, the unaudited pro forma combining financial information are not presented for illustrative purposes.


Assumptions and Adjustments:

A) Per the terms of the Share Exchange and Bill of Sale of Heritage Funding Corporation and E. Lee Murdoch, Heritage delivered will zero assets and zero liabilities at time of closing.

B) Mr. E. Lee Murdoch agreed to cancel 2,300,000 shares which he owns, resulting in 1,585,400 shares issued and outstanding immediately before issuing 19,000,000 shares to the shareholders of Edgewater Foods International.

                  Total shares issued and outstanding at
                  June 30, 2005 per Form 10-QSB                        3,855,400
                  Cancellation of 2,300,000 shares owned
                   by Mr. E. Lee Murdoch                               2,300,000
                                                                      ----------

                  Total shares outstanding                             1,585,400

C) On August 15, 2005, Heritage issues 19,000,000 shares of common stock to the shareholders of Edgewater Foods International for 100% interest in Edgewater Foods International.

                  Total shares issued for Edgewater Foods             19,000,000
                  Adjustment for recapitalization of Edgewater
                   in conjunction with Island Scallops
                   (accounting acquirer) acquisition                   8,700,000
                                                                      ----------

                  Retroactive shares issued                           10,300,000

(c)      Exhibits

3.1      Amended and Restated Bylaws*

10.1 Share Exchange Agreement between Heritage Management Corporation and Edgewater Foods International, dated August 15, 2005.*

10.2 Bill of Sale between Heritage Management, Inc. and E. Lee Murdock, dated August 14, 2005.*

* Previously filed on Form 8-K dated August 15, 2005.







                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.



                                            By:  /s/  Michael Boswell
                                                -------------------------------
                                                Michael Boswell
                                                Acting Chief Financial Officer